Form 20-F
period 2002-12-31
BANCO TOTTA & ACORES SA
filed 2003-07-15
CIK 915863

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    FORM 20-F

              ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 2002

                           Commission File No. 1-14520

                           BANCO TOTTA & ACORES, S.A.
             (Exact name of Registrant as specified in its charter)

                           BANCO TOTTA & ACORES, S.A.
                 (Translation of Registrant's name into English)

       Republic of Portugal                  Rua Aurea 88, Lisbon, Portugal
(Jurisdiction of incorporation or       (Address of principal executive offices)
          organization)

--------------------------------------------------------------------------------
 Securities registered or to be registered pursuant to Section 12(b) of the Act.

                                                                                    Name of each exchange
                         Title of each class                                         on which registered
                         -------------------                                         -------------------
Non-cumulative Guaranteed Preference Shares,
of Totta & Acores Financing, Ltd, Series A ("Series A Preference Shares").        New York Stock Exchange

Guarantee of Non-cumulative Guaranteed Preference Shares of
Totta & Acores Financing, Ltd                                                                None

 Securities registered or to be registered pursuant to Section 12(g) of the Act.

                                      None

 Securities for which there is a reporting obligation pursuant to Section 15(d)
                                  of the Act.

                                      None

      The number of outstanding shares of each class of capital or common stock of Banco Totta & Acores, S.A. at December 31, 2002 was: 105,827,500 ordinary shares (Euro 5 par value per share).

      The number of outstanding shares of each class of stock of Totta & Acores Financing, Ltd benefiting from a guarantee of Banco Totta & Acores, S.A. at December 31, 2002 was:

          Series A Preference Shares ..........................6,000,000

      Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                 Yes |X| No |_|

      Indicate by check mark which financial statement item the registrant has elected to follow.

                             Item 17 |_| Item 18 |X|

================================================================================

                           BANCO TOTTA & ACORES, S.A.

                                    FORM 20-F

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----

PART I.........................................................................2

ITEM 1.       Identity of Directors, Senior Management and Advisers............2

ITEM 2.       Offer Statistics and Expected Timetable..........................2

ITEM 3.       Key Information..................................................2
              A.    Selected Financial Data....................................2
              B.    Capitalization and Indebtedness............................7
              C.    Reason for the Offer and Use of Proceeds...................8
              D.    Risk Factors...............................................8

ITEM 4.       Information on the Bank.........................................12
              A.    History and Development of the Bank.......................12
              B.    Business Overview.........................................17
              C.    Organizational Structure..................................28
              D.    Properties................................................30
              E.    Additional Specialized Industry Disclosures...............31

ITEM 5.       Operating and Financial Review and Prospects....................47
              A.    Operating Results.........................................47
              B.    Liquidity and Capital Resources...........................56
              C.    Research and Development..................................60
              D.    Trend Information.........................................60

ITEM 6.       Directors, Executive Officers and Employees.....................62
              A.    Directors and Executive Officers..........................62
              B.    Compensation..............................................66
              C.    Board Practices...........................................66
              D.    Employees.................................................70
              E.    Share Ownership...........................................70

ITEM 7.       Major Shareholders and Related Party Transactions...............71
              A.    Major Shareholders........................................71
              B.    Related Party Transactions................................71
              C.    Interests of Experts and Counsel..........................71

ITEM 8.       Financial Information...........................................72
              A.    Consolidated Statements and Other Financial Information...72
              B.    Significant Changes Since Year End........................72

ITEM 9.       Offer and Listing Details.......................................73
              A.    Listed Securities.........................................73
              B.    Plan of Distribution......................................74
              C.    Markets...................................................74
              D.    Selling Shareholders......................................74
              E.    Dilution..................................................74
              F.    Expenses of the Issue.....................................74

ITEM 10.      Additional Information..........................................75
              A.    Share Capital.............................................75
              B.    Memorandum and Articles of Association....................75
              C.    Material Contracts........................................79
              D.    Exchange Controls.........................................79
              E.    Taxation..................................................81
              F.    Dividends and Paying Agents...............................84
              G.    Statement by Experts......................................84
              H.    Documents on Display......................................84
              I.    Subsidiary Information....................................84

ITEM 11.      Quantitative And Qualitative Disclosures About Market Risk......85
              A.    Overview..................................................85
              B.    Introduction..............................................85
              C.    Risk Management Unification Project.......................86
              D.    Credit Risk...............................................86
              E.    Counterpart Risk and Country Risk.........................88
              F.    Liquidity Risk............................................90
              G.    Operational Risk..........................................90
              H.    Market Risk...............................................90
              I.    Procedures for Measuring and Managing Market Risk.........91
              J.    Statistical Tools for Measuring and Managing Market Risk..91
              K.    Quantitative Disclosures..................................93

ITEM 12.      Description of Securities other than Equity Securities.........101

PART II......................................................................101

ITEM 13.      Defaults, Dividend Arrearages and Delinquencies................101

ITEM 14.      Material Modifications to the Rights of Security Holders and
                Use of Proceeds..............................................101

ITEM 15.      Controls and procedures........................................101
              A.    Evaluation of Disclosure Controls and Procedures.........101
              B.    Changes in Internal Controls.............................101

ITEM 16.      Not Applicable.................................................101

PART III.....................................................................101

ITEM 17.      Financial Statements...........................................101

ITEM 18.      Financial Statements...........................................102

ITEM 19.      Exhibits.......................................................192

SIGNATURES...................................................................193

CERTIFICATIONS...............................................................194

INDEX TO EXHIBITS............................................................196

INTRODUCTION

This is our 2002 annual report to our Series A preference shareholders in the United States. Banco Totta & Acores, S.A., which we refer to as either Totta or the Bank, together with its subsidiaries are under the control of Banco Santander Central Hispano, S.A., the leading financial group in Spain and Latin America and the second largest banking group in the European Union by market capitalization at December 31, 2002. See "Item 4. Information on the Bank - A. History and Development of the Bank - Bank History."

PRESENTATION OF INFORMATION

Portugal is a Member State of the European Union and since the beginning of 2001 that we are changing our reporting currency in this report to the Euro from our former national currency, the Portuguese Escudo. Since January 1, 1999, there is no longer a noon buying rate for escudos but only a noon buying rate for the Euro expressed in dollars per Euro, the escudos having an official fixed conversion rate of 200.482 escudos per Euro. We are restating into Euro all of our financial statements for periods prior to January 1999 using this fixed conversion rate.

When we use the term consolidated financial statements in this report, we mean the audited consolidated financial statements of the Group included in this report. We include the notes to the financial statements in each reference. When we use the terms Totta Group or Group we mean Banco Totta & Acores and all of its banking and financial subsidiaries that are engaged in business activities relating to those of Totta as long as Totta directly or indirectly owns 50% or more of the decision making unit. See Note 1.5 to the Consolidated Financial Statements.

We prepared the financial information contained in this report in accordance with the accounting plan and accounting guidelines established by the Bank of Portugal ("Portuguese GAAP"), except where we have said otherwise. As disclosed in Note 26 to the Totta Consolidated Financial Statements, Portuguese GAAP differs in certain significant respects from generally accepted accounting principles in the United States of America ("U.S. GAAP").

Our Consolidated Financial Statements are presented after giving effect to material reclassifications that are required by regulation of the United States Securities and Exchange Commission and therefore differ in presentation from and are not comparable to the Consolidated Financial Statements appearing in the Bank's Portuguese annual report. In addition, when we use "$" in the columns below, we mean United States dollars that have been translated from Euro at the rate of 1 Euro equals $1.0485 the noon buying rate on December 31, 2002. See "Item 3. Key Information - Selected Financial Data - Exchange Rate Information".

When we refer to average balances for a particular period, we mean the average of the month-end balances for such period, unless we say otherwise. We do not believe that such monthly averages present trends that are materially different from those daily averages would show.

When we refer to loans, we mean loans, leases, discounted bills, funded line of credit facilities and overdraft facilities, unless we say otherwise.

When we refer to the allocations for possible credit losses, we mean such allocations without any allocations for country risk, unless we say otherwise.

When we use first person, personal pronouns in this report, such as "we", "us" or "our", we mean exclusively the Totta Group. When we use second person, personal pronouns in this report, such as "you" and "your", we mean exclusively persons who have purchased securities issued or guaranteed by Totta or one of its consolidated subsidiaries.

                                     PART I

ITEM 1. Identity of Directors, Senior Management and Advisers

      Pursuant to Instructions to Item 1, the information required by Item 1 is omitted.

ITEM 2. Offer Statistics and Expected Timetable

      Pursuant to Instructions to Item 2, the information required by Item 2 is omitted.

ITEM 3. Key Information

      A.    Selected Financial Data

            Selected Consolidated Financial Information

            The financial data set forth below is derived from (i) our audited Consolidated Financial Statements as of December 31, 2002 and 2001 and for each of the three years ended December 31, 2002, 2001 and 2000 (the "Financial Statements") and, (ii) our audited Consolidated Financial Statements as of and for the years ended December 31, 2000, 1999 and 1998. This data should be read in conjunction with the Financial Statements and Notes thereto included elsewhere in this Annual Report.

            Our Financial Statements are prepared in accordance with Portuguese GAAP, which differs in certain material respects from generally accepted accounting principles in the United States of America ("U.S. GAAP"). See Notes 2 and 26 of the Notes to the Financial Statements. Those included in this Annual Report are presented after giving effect to material reclassifications that are required by regulation of the SEC and therefore differ in presentation from the Financial Statements appearing in our Portuguese annual report for the years shown.

            The financial data set forth below as of and for the periods ended December 31, 1999 and 1998 is restated into euros from escudos using the fixed conversion rate of 200.482 escudos per Euro.

            As discussed elsewhere in this report (see Item 5. - Operating results - Results of operations) as from 2001, the income statement included, for the first time, the operations of Banco Santander Portugal and Banco Santander de Negocios Portugal.

                                                                           Year Ended December 31,
                                             ------------------------------------------------------------------------------------
                                                2002             2001               2000               1999               1998
                                             ------------------------------------------------------------------------------------
                                                                          (in thousands of Euros)
PORTUGUESE GAAP

INCOME STATEMENT DATA
Interest Income                               1,219,481        1,418,607          1,016,800            886,474          1,061,183
Interest Expense                               (592,156)        (709,786)          (506,662)          (439,491)          (572,525)
                                             ------------------------------------------------------------------------------------
Net Interest Income                             627,325          708,821            510,138            446,983            488,658
Provisions for Losses on Loans                  (80,965)         (76,835)          (226,190)          (135,998)          (125,981)
                                             ------------------------------------------------------------------------------------
Net Interest Income after Provisions
  For Losses on Loans                           546,360          631,986            283,948            310,985            362,677
Other Operating Income                          344,256          278,278            376,193            236,351            225,651
Operating Costs, except Provisions
  For Pension Fund                             (637,592)        (670,618)          (580,317)          (501,816)          (470,939)
Provision for Pension Fund                           --             (609)               653              3,771              4,389
                                             ------------------------------------------------------------------------------------
Income Before Income Tax                        253,024          239,037             80,477             49,291            121,778
Income Tax Expense                              (47,453)         (38,199)           (16,900)           (40,098)           (46,134)
                                             ------------------------------------------------------------------------------------
Net Income                                      205,571          200,838             63,577              9,193             75,644
Dividends                                            --               --                 --                 --             28,731

BALANCE SHEET DATA(1)
Securities Portfolio(2)                       2,069,877        1,698,579          1,564,340          2,490,734          2,728,978
Loans, net                                   20,324,032       18,882,544         16,089,422         10,500,241          8,330,180
Total Interest-Earning Assets                24,464,539       24,814,223         20,629,299         16,425,355         15,877,605
Total Assets                                 26,482,128       26,941,006         22,831,835         18,206,378         17,379,106
Total Deposits(3)                            18,926,454       20,864,966         17,863,865         13,463,254         12,572,820
Long-Term Debt                                3,237,293        2,217,176          1,450,233            475,873            436,857
Total Interest-Bearing Liabilities           23,630,046       23,697,606         20,000,166         16,627,682         15,826,239
Shareholders' Equity                          1,358,051        1,129,000          1,127,204            633,314            665,566
PER THOUSAND SHARE DATA
Average Shares (4)                              105,005          105,000             60,616             60,000             60,000
Net Income (4) and (5)                            1.958            1.913              1.049              0.153              1.261
Dividends (6)                                        --               --                 --                 --                479
Shareholders' Equity (7)                         12.933           10.752             18.596             10.555             11.093

(1)   At end of the reported period.

(2) Securities Portfolio includes Trading account securities and investment securities, net of provisions. In 2002, 2001 and 2000 it also included securities to be held to maturity. (3) Total Deposits includes non interest-bearing and interest-bearing deposits.

(4)   Adjusted for stock splits.

(5) Calculated on basis of the weighted average number of Shares during the relevant period.

(6) Calculated based on total cash dividends paid in respect of each period indicated and adjusted for stock splits.

(7) Calculated on the basis of Shareholders' Equity at period end divided by Average Shares for the period.

                                                                          Year Ended December 31,
                                              --------------------------------------------------------------------------------
                                                  2002              2001             2000            1999             1998
                                              --------------   --------------   --------------  --------------  --------------
                                                                   (in thousands of Euros, except ratios)
PORTUGUESE GAAP

AVERAGE BALANCES:
Securities Portfolio (1)                         2,053,282        1,737,279        1,934,648        2,734,121        3,438,269
Loans, Net                                      19,219,195       17,025,092       11,792,293        9,310,172        7,773,965
Total Interest-Earning Assets, Net              23,819,426       22,551,886       16,570,152       16,815,839       15,717,795
Total Assets                                    25,390,991       23,916,315       18,003,745       18,754,976       17,131,568
Total Deposits (2)                              18,269,825       18,520,822       13,647,530       12,976,980       12,732,629
Long-Term Debt                                   3,086,921        2,029,888          661,889          477,335          479,674
Total Interest-Bearing Liabilities              22,688,240       21,158,379       16,102,419       16,672,804       15,594,093
Shareholders' Equity                             1,157,870        1,104,536          807,318          682,974          631,832

CONSOLIDATED RATIOS:
Profitability Ratios
 Net Interest Margin (3)                              2.62%            2.96%            2.83%            2.38%            2.85%
 Return on Average Total Assets (4)                   0.86%            0.84%            0.35%            0.05%            0.44%
 Return on Average
 Shareholders' Equity (5)                            18.61%           18.18%            7.88%            1.35%           11.97%
Average Shareholders' Equity to Average
Total Assets                                          4.56%            4.62%            4.48%            3.64%            3.69%
 Shareholders' Equity to Total Assets                 5.13%            4.19%            4.94%            3.48%            3.83%
 Dividend Payout Ratio (6)                              --               --               --               --            37.98%

CREDIT QUALITY DATA(7)
Total Loans                                     20,837,248       19,466,981       16,722,623       10,911,158        8,740,396
 Installments past due
  Installments past due less than 90 days           51,926           93,751           87,484           24,755           21,728
  Installments past due more than 90 days          367,602          388,955          395,492          323,959          392,714
   Total Installments past due                     419,528          482,706          482,976          348,714          414,442
Total Installments past due to Total Loans            2.01%            2.48%            2.89%            3.20%            4.74%
Total Installments past due more than
  90 days to Total Loans                              1.76%            2.00%            2.37%            2.97%            4.49%
  Specific allowances                              198,777          226,596          257,879          249,434          316,547
  Allowances for other credit risks                314,439          357,841          375,320          161,481           93,669
  Total Allowance for Loan Losses                  513,216          584,437          633,199          410,915          410,216
Total Allowance for Loan Losses to
   Total Loans                                        2.46%            3.00%            3.79%            3.77%            4.69%
Total Allowance for Loan Losses to
  non-performing Loans                              122.33%          121.08%          131.10%          117.84%           98.98%
Total Allowance for Loan Losses to
  Total Installments past due over 90 days          139.61%          150.26%          160.10%          126.84%          104.46%
Charge-offs                                        142,254          131,297           69,832          128,670          164,119
Charge-offs as % of Total Loans                       0.68%            0.67%            0.42%            1.18%            1.88%

----------
(1) Securities Portfolio includes Trading account securities and investment securities, net of provisions. In 2002, 2001 and 2000 it also included securities to be held to maturity.

(2) Total Deposits includes non interest-bearing and interest-bearing deposits.

(3)   Represents net interest income as a percentage of average total assets.

(4)   Represents net income as a percentage of average total assets.

(5)   Represents net income as a percentage of average shareholders' equity.

(6)   Represents dividends declared per share divided by net income per share.

(7) As used in this section "Non-performing" loans are non-performing as defined by the Bank of Portugal and include only that portion of principal and interest that is past-due.

                                              Year Ended December, 31
                                  ---------------------------------------------
                                        2002          2001             2000
                                  ---------------------------------------------
                                   (Thousands of Euros, except per share data)
U.S. GAAP

Net Income                              168,582       129,609           58,982
Shareholders' Equity                  1,441,982     1,251,691        1,119,579
Per Share:
   Net Income adjusted for stock
   splits (3)                             1.605         1.234            0.973
   Shareholders' Equity(4)                13.73         11.92            18.47

(1) For information concerning material differences between Portuguese GAAP and U. S. GAAP see Note 26 to the BTA Consolidated Financial Statements.

(2) Calculated on the basis of Net Income adjusted for stock splits at period end divided by Averages Shares Outstanding for the period end.

(3) Calculated on the basis of Shareholders' Equity at period end divided by Averages Shares Outstanding for the period end.

            Ratio of Earnings to Fixed Charges

            The ratios of earnings to fixed charges for the Totta Group for each of the three years ended December 31, 2002, 2001 and 2000 using financial information calculated in accordance with Portuguese GAAP and estimated financial information adjusted to reflect U.S. GAAP, are:

                                                                 Year Ended December 31,
                                                       ---------------------------------------------
                                                            2002            2001           2000
                                                            ----            ----           ----
Ratio in accordance with Portuguese GAAP
        Excluding interest on deposits                       2.87            3.76           2.09
        Including interest on deposits                       1.48            1.38           1.22

Estimated ratios in accordance with U.S. GAAP
        Excluding Interest on deposits                       2.41            2.89           2.15
        Including interest on deposits                       1.36            1.26           1.23

            For the purpose of calculating the ratios of earnings to fixed charges and Series A Preference Share dividends, earnings consist of income before taxation, minority interests and extraordinary items, plus fixed charges and after deduction of the un-remitted pre-tax income of associated companies. Fixed charges consist of total interest expense, including or excluding interest on deposits as appropriate and a representative portion of rental expenses related to the branches.

            Dividends

            Preference Shares

            The terms of the Series A Preference Shares issued in October 1996 and the Bank's Guarantee thereof are such that the Series A Preference Shares are effectively the equivalent of preference shares of Totta, with dividends payable only to the extent of Totta's Distributable Funds in the fiscal year preceding a dividend payment. Distributable Funds in respect of each fiscal year of Totta means the amount, as calculated as of the end of the immediately preceding fiscal year, of accumulated retained earnings and any other reserves and surpluses available for distribution as cash dividends to holders of ordinary shares under the companies law of Portugal (including the legal reserve and revaluation reserve) increased or decreased by the amount of any profit or loss from such prior fiscal year net of any amounts which are required to be transferred to legal or other restricted reserves and net of any distribution of bonuses, pursuant to Totta's by-laws, to employees and directors approved at the annual general meeting of shareholders that approves the accounts in respect of such prior fiscal year, but before deduction of the amount of any dividend or other distribution declared on the ordinary shares in respect of such prior fiscal year. Distributable funds during the preceding five years were (Parent company only):

                                                         Year Ended December 31,
                                ---------------------------------------------------------------------
                                       2002          2001          2000          1999         1998
                                ---------------------------------------------------------------------
                                                            (Thousands of Euros)

                                ---------------------------------------------------------------------
Distributable funds                   106,584        64,972        68,848       32,588        53,942
                                =====================================================================

            Ordinary Shares

            Totta has agreed in the Guarantee not to pay dividends on its Ordinary Shares at any time when it is in default in payment of dividends on the Series A Preference Shares. Totta has paid an annual cash dividend on its Ordinary Shares in every year since its privatization in 1989, except for 1999, 2000, 2001 and 2002. During each of the past five years dividends on the Ordinary Shares were:

                               Year Ended December 31,
     ---------------------------------------------------------------------------
          2002            2001            2000           1999          1998
     ---------------------------------------------------------------------------
                                 (Thousands of Euro)
          --              --              --              --          28,731

            Exchange Rate Information

            For purposes of this report, all exchange rate information is based on the noon buying rate in New York City for cable transfers as announced by the Federal Reserve Bank of New York for customs purposes.

            Since January 1, 1999, there is no longer a noon buying rate for escudos, our former national currency, but only a noon buying rate for the Euro expressed in dollars per Euro, the escudos having an official fixed conversion rate of 200.482 escudos per Euro. We are restating into Euros all of our financial statements for periods prior to January 1999 using this fixed conversion rate.

            When we use "$" in the columns below, we mean United States dollars that have been translated from euros at the rate of 1 Euro equals $1.0485, using the noon buying rate on December 31, 2002.

            The following exchange rate tables set forth for the periods and dates indicated information concerning the exchange rates for the Euro expressed in dollars per Euro and for the escudo expressed in escudos per dollar. The average rates reflected in the table immediately below is the average of the applicable noon buying rates on the last day of each month during the period.

                                                                   Rate During Period
                                 ---------------------------------------------------------------------------------------
               Period                              Escudo                                        Euro
                                 -------------------------------------------    ----------------------------------------

         Calendar Year            Period End ($)        Average Rate ($)         Period End ($)       Average Rate ($)
         -------------------     -----------------    ----------------------    ------------------    ------------------
                1998                       170.65                    180.15
                1999                       199.09                    189.38                1.0070                1.0586
                2000                       213.55                    217.75                0.9388                0.9207
                2001                                                                       0.8901                0.8909
                2002                                                                       1.0485                0.9495

                                                               Rate During Period
                                                      -------------------------------------
                          Period                                      Euro
         -----------------------------------------    -------------------------------------

         Previous Six Months                             High ($)              Low ($)
         -----------------------------------------    ----------------     ----------------
         November'02                                      1.0139               0.9895
         December'02                                      1.0485               0.9927
         January'03                                       1.0861               1.0361
         February'03                                      1.0875               1.0708
         March'03                                         1.1062               1.0545
         April'03                                         1.1180               1.0621
         May'03                                           1.1853               1.1200
         June'03                                          1.1870               1.1423
         8th July'03                                      1.1580               1.1265

            Fluctuations in the exchange rate of euros and other currencies may affect the Euro value of our non-Euro denominated assets, liabilities, earnings and expenses.

      B.    Capitalization and Indebtedness

            Pursuant to Instructions to Item 3.B, the information required by
            Item 3.B is omitted.

      C.    Reason for the Offer and Use of Proceeds

            Pursuant to Instructions to Item 3.C, the information required by
            Item 3.C is omitted.

      D.    Risk Factors

            Forward Looking Statements.

            Certain statements such as "will", "will be", "is expected to be", "well performing", "to provide" and " ensuring" or similar expressions are contained in this Annual Report and are "forward-looking statements" made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks and uncertainties that could cause the actual financial performance of the Bank and its consolidated subsidiaries (which we refer to together as the Group) for subsequent periods to differ materially from those presently expressed or projected. These include unexpected changes in economic conditions, changes in regulatory environment, unforeseen fluctuations in interest rates and demand for loans, competition, changes in accounting policies and regulations, and other risk factors described in this Item 3.D as well as other unexpected developments. Readers are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date made. The list of factors described herein and in this Item 3.D affecting the Group's financial performance should not be construed as exhaustive, and the Group disclaims any obligation to subsequently revise any forward-looking statements to reflect events and circumstances after the date of such statements, or to reflect the occurrence of anticipated or unanticipated events.

            Since our loan portfolio is concentrated in Portugal, adverse changes affecting the Portuguese economy could adversely affect our financial condition.

            Totta has historically developed its lending business in Portugal. At December 31, 2002, Retail Banking in Portugal accounted for 93.08% of the total assets, while 86.73% of our loans were made to Portuguese resident borrowers. Loans to individuals represented 50.89% of which 13.17% are consumer loans and 37.72% are mortgage loans. Loans to non-financial entities granted through domestic branches represented 41.44%. Therefore, adverse changes affecting the Portuguese economy would likely have a significant adverse impact on our loan portfolio and, as a result, on our financial condition, cash flows and results of operations.

            Since our principal sources of funds are customer deposits, a sudden shortage of these funds could increase our cost of funding.

            Our principal sources of funds have been customer funds (savings, current and time deposits). Customer deposits have represented 78.8%, 76.9% and 77.1% of total deposits at the end of 2000, 2001 and 2002, respectively, and the savings and time deposits are variable rate deposits with an average six month re-pricing period. Since we became part of the SCH Group, we started offering structured products (short term, linked to stock exchange indices) and investment Funds which have changed our customer funds base. Debt securities in issue raised almost 80% during last year, including the EMTN Programme, representing 13.4% of our principal sources of funds in 2002, against 7.2% in 2001. Since we rely on short-term deposits for our funding, there is no assurance that in the event of a sudden or unexpected shortage of funds in the market in which we operate, we will be able to maintain our levels of funding without incurring higher funding costs or the liquidation of certain assets.

            Since mortgage and construction lending sector rrepresents an important part of our loan portfolio, any deterioration of the business conditions in that sector could affect our business and results

            With mortgage and construction lending representing around 40% of the credit portfolio in 2002 (Eur 8,053 million), significant changes in the economic conditions of that sector that could occur, due to economic or political conditions beyond our control, can lead to an increase in non-performance loans and a decrease in the loan portfolio of the group in the future, than could adversely affect the normal course of the Group business and its performance.

            Volatility in interest rates may negatively affect our net interest income and increase our non-performing loans.

            Our results of operations are substantially dependent upon the level of our net interest income, which is the difference between interest income from interest-earning assets and interest expense on interest-bearing liabilities. Net interest income contributes 40% to our total net revenue. Interest rates are highly sensitive to many factors beyond our control, including deregulation of the financial sector, monetary policies, domestic and international economic and political conditions and other factors.

            Changes in market interest rates could affect the interest rates charged on the interest-earning assets differently than the interest rates paid on interest-bearing liabilities. This difference could result in an increase in interest expense relative to interest income leading to a reduction in our net interest income. Also a significant level of volatility in interest rates could lead to an increase in the non-performing loans. Interest rates are highly sensitive to many factors beyond our control, including deregulation of the financial sector, monetary policies, domestic and international economic and political conditions and other factors.

            Foreign exchange rate fluctuations may negatively affect our earnings and the value of our assets.

            In the ordinary course of our business, we have a percentage of our assets and liabilities denominated in currencies other than the Euro. At December 31, 2002, 10.6% of our total assets and 9.7% of our total liabilities were denominated in currencies other than the Euro.

            Fluctuations in the value of the Euro against other currencies may positively or adversely affect our profitability. The appreciation of the Euro against the U.S. dollar may depress earnings from our international operations.

            Different disclosures and accounting principles between Portuguese and U.S. GAAP may provide you with different or less information about us that you expect.

            A principal objective of the securities laws of Portugal, the United States and other countries in which we operate is to promote full and fair disclosure of all material information of companies. However, there may be less publicly available information about us than is regularly published in the United States. Furthermore, while we are subject to the periodic reporting requirements of the Exchange Act, the periodic disclosure required from foreign issuers under the Exchange Act is more limited than the periodic disclosure required from U.S. issuers.

            Commencing January 1, 2001, our financial books and records are in Euro and we prepared our financial statements in conformity with Portuguese GAAP which differs in certain respects from U.S. GAAP. See Note 26 to the consolidated financial statements for a description of the principal differences between Portuguese GAAP and U.S. GAAP as they relate to us, and reconciliation to U.S. GAAP of our net income and stockholder's equity.

            Increased competition in our principal areas of operation may adversely affect our growth prospects and earnings.

            Totta competitors in the domestic banking markets are other Portuguese State and privately owned commercial, savings, and investment banks, foreign banks, and non-deposit taking financial institutions. Since the beginning of 1993, any bank formed within the EU is permitted to operate in Portugal on the same basis as domestic banks, and Portuguese banks are permitted to operate in other EU countries under the same conditions.

            In recent years, the Portuguese banking industry has been characterized by significant changes and increasing consolidation through mergers and as a result of acquisitions in which the major Portuguese banks have participated. Today the Portuguese banking industry is dominated by five groups: Grupo Caixa Geral de Depositos, Grupo Banco Comercial Portugues, Grupo Totta, Grupo Espirito Santo and Grupo BPI. The bank will continue to focus on improving its service quality, and in the diversification and innovation of its products in order to improve its competitive position and increase market share.

            At the end of 2002, the Totta Group was the third largest private commercial banking group in Portugal with a market share of 10.5% in volume business. As at December 31, 2002, the Totta Group alone had total assets of Euro 26.5 billion, total customer deposits of Euro
            14.6 billion, a BIS total capital ratio of 12.5% and a Tier one ratio of 8.3%.

            We are exposed, in certain extent, to political risks related to African countries in which we operate, which could affect our earnings.

            We have reduced substantially the country risk in our portfolio. Since Totta operates in Africa, especially in Angola and Mozambique, we are confronted with different legal and regulatory requirements, including different tax regimes and laws relating to the repatriation of funds or nationalization of assets. We cannot assure you that we will continue to succeed in developing and implementing policies and strategies that are effective in each country where we do business or that any of the foregoing factors will not have a material adverse effect on our results of operations and financial condition. During 2002, to reduce the risk resulting from our presence in Africa, we transformed our branch in Angola into a local bank, incorporated under local legislation. The same happened with our Cape Verde branch, since January 1st 2003. Our Bissau branch was closed during 2002.

ITEM 4. Information on the Bank

      A.    History and Development of the Bank

            Bank History

            Banco Totta & Acores, S.A. ("Totta" or "Bank") is a limited liability company (sociedade anonima) organized under the laws of the Republic of Portugal ("Portugal"), having a registered and fully paid capital of Euro 529,137,500, registered on the Lisbon commercial registry under the number 1/881011 and holder of identity number 500766711. The Bank was established by deed dated November 24, 1969, following the merger of Banco Totta Alianca, S.A. and Banco Lisboa & Acores, S.A., and commenced its activity on January 2, 1970. Totta's origins can, however, be traced back to 1843, making it one of the oldest banks in Portugal. From 1918 to 1975, the Bank was affiliated with the Companhia Uniao Fabril Group, one of the largest conglomerates on the Iberian Peninsula. Along with the commercial banking, financial services and insurance industries, the Portuguese government (the Government") in 1975 nationalized the Bank. Following the deregulation of the banking industry in Portugal in 1985, the Government initially privatized 49% of its holding in the Bank in 1989 and an additional 31% in 1990. As a result of subsequent capital increases, the Government's interest in the Bank was further reduced to 13.22% and this remaining interest was sold in November 1996. In December 1992, the Bank significantly expanded its domestic retail operations by acquiring a 43.45% interest in Credito Predial Portugues ("CPP") a Portuguese Bank specializing in construction and residential mortgage lending.

            In April 1995, 50% of the shares of Totta were purchased by Banco Pinto & Sotto Mayor, S.A., a Portuguese bank ("BPSM") (44.9345%), and a Portuguese insurance company, Companhia de Seguros Mundial Confianca, S.A. ("Mundial Confianca") (5.25%), which owned 80% of BPSM, with control of the Bank being completely returned to the private sector. During 1998 and following a Public Offer of Exchange, BPSM's control of Totta increased to 94.38%. Since November 11, 1999 ownership and control of the Bank has been acquired by Banco Santander Central Hispano, S.A. ("SCH") which as of December 31, 2002 directly and indirectly owns 99.36% of Totta. As a result of the restructuring and integration, the various institutions of the SCH Group in Portugal - Banco Santander Portugal, S.A. ("BSP") and Banco Santander de Negocios Portugal, S.A. ("BSNP") - are now solely under the control of the Totta Group. The year 2001 was the first complete business year under the new SCH Group structure.

            As at December 31, 2002, SCH Group owned 99.37% of Totta Group, which owned 100% of BSNP, 85.38% of BSP and 100% of CPP.

            At the end of 2002, the Totta Group was the third largest private commercial banking group in Portugal with a market share of 10.5% in volume business. As at December 31, 2002, the Totta Group alone had total assets of Euro 26.5 billion, total customer deposits of Euro
            14.6 billion, a BIS total capital ratio of 12.5% and a Tier one ratio of 8.3%.

            Santander Central Hispano (SAN.MC, STD.N) is the largest financial group in Spain and Latin America, and the second largest bank in the Euro Zone by market capitalization. Founded in 1857, it has forged important business initiatives in Europe, including an old alliance with the Royal Bank of Scotland, ownership of the third largest banking group in Portugal and the leading independent consumer finance franchise in Germany. It has a pre-eminent position in Latin America, with US$71.8 billion in assets and 23 million customers served by 4,183 offices in 11 countries, with a particular focus on the major markets of Brazil, Mexico and Chile. The Group recorded US$1.3 billion in net attributable income from Latin America during the year 2002.

            Significant Developments

            Totta Group's principal operation is in Portugal, although we have operations in the former Portuguese African colonies and in countries with sizeable Portuguese emigrant communities.

            Totta Group is organized accordingly to the activities of its main business units. Although separate legal entities, they are managed on an integrated basis in accordance with the Group's strategy, particularly as to credit risk controls. Commercial Banking is developed through the retail networks of Totta, CPP, and BSP. BSNP is in charge of the investment banking activity. Furthermore, the specialized credit (leasing, factoring, rent) and the investment funds management activities, which use mainly the banks' networks to distribute their products, are managed by companies owned respectively by Totta and BSNP.

            The Group's Strategic Plan establishes the strategic role of the three commercial banks as universal banks, which offer their clients the full set of banking products. Nevertheless, CPP is more focused on mortgage loans, construction and related business and savings, while BSP appears a more aggressive and innovative bank that focuses on younger classes.

            BSNP works both as a bank catering to specific corporate clients and as a provider of services to the three branch networks, namely in such areas as treasury, back office, brokerage, investment funds management, development of structured products and custody. It is organized into two major business areas that are managed on a separate basis: (i) Investment Banking and Treasury, which includes Corporate Finance, Equities, Structured Derivatives, Custody and Fixed-Income; and (ii) Asset Management, which handles all the Group's asset management activities in Portugal, including the Investment and Pension Funds Management.

            Totta's group commercial areas are organized into the following four main business areas: 1) individuals and self-employed people; 2) corporate and institutional customers; 3) high net worth individuals and 4) small to medium companies.

            The banks develop integrated commercial policies for the respective segments and cross selling in conjunction with the Group's companies. This integration allows for taking full advantage of the commercial synergies between the Group's institutions, particularly in the area of funding, thus providing the banks with an extensive, sophisticated range of investment funds, and structured products.

            International activities are developed in accordance with consolidation, rationalization and network restructuring guidelines.

            Following the business redefinition in the international area - based on a consolidation, cost-cutting and refocusing strategy of the network's business - a Representative Office was opened in New York and a "Money Remitter" was installed in Mineola, New York, as Emigration supporting units.

            Within this strategic framework, the Angola Branch and the Cape Verde branch became banks governed by local law, the Bissau Branch was closed and the liquidation process of Banco Totta Asia was completed.

            The Totta Group was the first financial Group in Portugal to obtain the Global Quality Certificate, based on the ISO 9001:2000 standard.

            The certificate was granted to the Totta Group by the prestigious institution APCER, Associacao de Certificacao, recognised by IPQ (Instituto Portugues da Qualidade) and by ENAQ (Spanish accreditation body) and members of IQNET.

            During 2002 the unification project of the Group's Risk Department in Portugal was concluded. This project involved a significant effort of integration on the part of the teams and of homogenisation of policies and procedures and, notwithstanding its complexity, it was concluded in a short period of time with no impact on efficiency of credit management.

            Capital Expenditures and Divestitures

            The following table shows consolidated cash flow statement used in investment activity for the fiscal years ended on December 31, 2002, 2001 and 1999.

                                                                              At December 31,
                                                                 --------------------------------------------
                                                                    2002             2001             2000
                                                                 ----------       ----------       ----------
                                                                             (Thousands of Euro)
     Dividends received                                              26,777           25,144           33,749
     Proceeds from sale of investment securities                  3,459,311        3,986,128        2,340,888
     Purchase of investment securities                           (3,748,526)      (4,214,992)      (1,150,038)
     Net change in loans made to customers                       (1,609,224)      (2,895,193)      (2,499,262)
     Net change in interest earning deposits in other banks       2,197,873       (1,120,094)       1,119,213
     Proceeds from sale of property and equipment                    12,075            7,277              673
     Purchase of property and equipment                             (57,614)         (77,354)         (43,096)
     Increase/(decrease) in other investing activities             (172,784)         123,769          112,205
                                                                 ----------       ----------       ----------
Net cash provided by/(used in) investing activities                 107,888       (4,165,315)         (85,668)
                                                                 ==========       ==========       ==========

            Acquisition and Disposition Activity

            Under the agreement concluded on November 11, 1999 between SCH and Mundial Confianca, the reference shareholder of Grupo Mundial Confianca at the time, SCH directly and indirectly acquired from BPSM on April 7, 2000 its qualified participation in Totta's equity capital.

            In April 18, 2000, Santusa Holding S.L. (Group SCH) announced a public offer on Totta's shares held by third parties, at a price of Euro 28.2 per share. The offer was closed in July 2000, and SCH Group's participation in Totta's capital rose to 98.60%. In this operation the treasury shares previously held by the Bank were acquired.

            In Totta's Shareholders' General Meeting held on December 26, 2000, a capital increase in the amount of Euro 224,459 thousand was decided. As a consequence, capital was increased from Euro 299,279 thousand to Euro 523,738 thousand, whereby forty five million new ordinary shares were issued, with a nominal value of one thousand Escudos each.

            This subscription was made through the delivery in kind of 151,846,636 shares of Foggia, SGPS, S.A., which at that date corresponded to 79.13% of its share capital, and were valued at Euro 1,269,000 thousand.

            In order to determine the number of shares to be issued, a value of Euro 1,692,000 thousand was assigned to 100% of Totta's capital, which was computed based on the value per share paid by Santusa Holding, S.L. in the Public Offer closed in July 2000. Therefore, the new shares corresponded to 75% of the existing shares before the capital increase.

            The share premium of this capital increase, in the amount of Euro 1,044,541 thousand, corresponded to the difference between the value assigned to the participation of 79.13% in Foggia's capital and the nominal value of the new shares issued.

            In the year 2001 Totta redenominated to Euro the shares representing its share capital and also renominalized them by fixing the unit value of the shares at Euro 5, through a capital increase by incorporation of share premium in the amount of Euro 1,262 thousand. On December 30 2002, there was a capital increase, whereby 827,500 new ordinary shares were issued, with a unit value of Euro 5 and a premium of Euro 23 each. The subscription was reserved to the shareholders.

            In December 31, 2002 and 2001 the main shareholders of the Bank were:

                                                                 Percentage
                                                           --------------------
                                                             2002         2001
                                                           -------      -------

            Santander Central Hispano Group (SCH Group)      99.36        99.35
            Others                                            0.64         0.65
                                                           -------      -------
                                                            100.00       100.00
                                                           =======      =======

            The following changes in the portfolio of subsidiary and associated companies occurred during 2002:

            - In February 20, 2002 Foggia SGPS, S. A. acquired, from BSNP, 500 shares of Taxagest, SGPS, S.A. corresponding to 1% of the company's share capital.

            - The Shareholders' General Meeting of CPP, held on February 22, 2002, approved a share capital increase in the amount of t.Euro 45,000, through the issue of 9 million new ordinary shares, of Euro 5 each and with a premium per share of Euro 9.35, totaling t.Euro 129,150. The new shares were subscribed by the following companies:

                 Petrofinac, SGPS, S.A                          1,147,333
                 Taxagest, SGPS, S.A                            2,918,663
                 Tottafinance, SGPS, S.A                        4,934,004
                                                                ---------
                                                                9,000,000
                                                                =========

            - Merger of Santander Rent, Comercio e Aluguer de Bens, S.A. into Santander Central Hispano - Rent, Aluguer de Longa Duracao, S.A by public deed dated April 1, 2002 Santander Rent was liquidated and all its rights and obligations were transferred to the surviving company. For accounting purposes, the merger was considered to take place on January 1, 2002.

            - In May 2002, CPP acquired from Santander Investment, S.A. (a SCH Group company) the quota of Madeisisa, SGPS, Sociedade Unipessoal, Lda at a cost of t.Euro 1,573.

            - In May 2002, totta transferred funds to SCH - Gestao de Empresas de Credito, SGPS, S.A. to cover prior years losses, in the amount of t.Euro 3,080.

            -     On July 1, 2002 the Angola Branch was transformed into a Bank.

            - Merger of Santander Leasing - Sociedade de Locacao Financeira, S.A. and Santander Central Hispano - LOC, Sociedade de Locacao Financeira, S.A into Santander Central Hispano - Leasing, Sociedade de Locacao Financeira, S.A. by public deed dated June 27, 2002. The two former companies were liquidated and all their rights and obligations were transferred to the surviving company. For accounting purposes, the merger was considered to take place on January 1, 2002. The request for registration at the Commercial Registry Office was filed on July 4, 2002, after which date the incorporated companies were formally considered extinct.

            - In August 2002, the participation in Siemca - Sociedade Mediadora de Capitais, S.A. was sold to its managers at a cost of t.Euro 500.

            -     In December 2002, the following companies were liquidated:

                      Totta Servicos - Sociedade Corretora de Seguros, Lda; Santander - Factoring, S.A.;
                      BSN Assessoria Financeira, S.A..

            Capital increases

            As of December 31, 1999 our capital stock consisted of 60,000,000 subscribed and fully paid shares of Esc. 1,000 each.

            On December 26, 2000, our share capital was increase by Euro 224,459 thousand, from Euro 299,279 thousand to Euro 523,738 thousand. Therefore, 45 million shares of one thousand Escudos each were issued and fully subscribed by Banco Santander Central Hispano S.A. and paid up by transfer of 151,846,636 shares of Foggia S.G.P.S., S.A., amounting to 79.13% of that company's share capital.

            On August 21, 2001, the Bank's share capital was converted to Euro and the nominal value of the shares was changed to five Euros each. The increase in capital resulting from rounding the nominal value of the shares was made by incorporation of Euro 1,262 thousand from the share premium. As of December 31, 2001 our capital stock consisted of 105,000,000 subscribed and fully paid shares of Euro 5 each, amounting to Euro 525 million.

            On December 30 2002 there was a capital increase, whereby 827,500 new ordinary shares were issued, with a unit value of Euro 5 and a premium of Euro 23 each. As of December 31, 2002 Totta's capital stock consisted of 105,827,500 subscribed and fully paid shares of Euro 5 each, amounting to Euro 529,137,500.

            As part of our liquidity management, Totta launched an Euro 3,000 million EMTN (European Medium Term Notes) Programme with listing of Notes on the Luxembourg Stock Exchange. Under the programme, Totta has issued Euro 500 million (through a public issue) in 2001, Euro 500 million (through private placements) and Euro 750 million (through a public issue) in 2002, and Euro 700 million (through a public issue) in 2003.

            Totta's principal executive offices are located at Rua Aurea 88, Lisbon, Portugal, telephone number 351-21-326-2000.

      B.    Business Overview

            Nature of Operations and Principal Activities

            Commercial Banking

            During 2002, commercial activity was mainly focused on increasing customer's funds and mortgage credit through the launching of new products and the adjustment of the existing ones to the market conditions, in order to increase cross selling and value-added to clients. Of special note were Super Oferta Lar and Credito Habitacao Factor 22, in the mortgage loans segment and Supersatisfacao, a combined product of a time deposit with an investment fund.

            Net assets amounted to Euro 26.5 billion at the end of 2002, a decrease of 1.7% compared to the previous year (Euro 26.9 billion in 2001).

            Loans to customers rose 7.6% and reached Euro 20,324 million (Euro 18,883 million in 2001).

            Credit portfolio expansion was mainly supported by the mortgage lending segment, the core business of CPP and a fundamental product at Totta and Santander networks. Also of note was the Super Oferta Lar campaign, launched in the three commercial networks of the Group in the beginning of the second half of the year: the success of this product relies in the offer to the customer, at the time of the contract, of a special allowance to buy furniture. The campaign Factor 22, launched in October 2002, offered 22 advantages to the customer, including very attractive repayment terms and an insurance policy guaranteeing the installments payment in case of illness or unemployment. At the same time, a new sale concept named Simpac Habitacao was introduced allowing the simplification and improvement of the quality of the information given to the customer during the credit proposal. The Credito Oferta Carro, also offered across the three networks, contributed significantly to the increase of the market share as well as the improvement of the conditions on mortgage credit transfers. In this campaing the bank offered a car.

            In the consumer loans segment, there were several initiatives taken during the year. These included a range of products of pre-granted credit (Credito Pre-Concedido Permanente and Credito Pre-Concedido Mensal) which involved a wide range of customers.

            As a result of the credit portfolio quality and the Group's risk control policy, overdue loans fell to 2.01% of the total loan portfolio as of December 2002 (2.48% at the end of 2001).

            Customer Funds decreased 9.1% to Euro 14,593 million (Euro 16,047 million in 2001). Our strategy was supported by the monthly launching of a capitalization insurance product and of a structured product, and also by mixed liability products composed of time deposits, funds and tax efficient products.

            Among the specific actions taken during 2002, the launch of Supersatisfacao was a highlight (a product that combines a time deposit with a stock exchange fund, a capitalisation insurance, a structured product, a PPR/E, a FPR/E or a PPA), as well as Superconta Ordenado, a key tool to strengthen the relationship with customers.

            As a result, bonds issued to clients rose 80.1% to Euro 3,167 million, including the EMTN programme (Euro 1,753 million in 2001). Total deposits were Eur 18,926 million (Euro 20,865 million in 2001).

            Regarding insurance products, mention should be made of the new capitalization insurance products, launched in the three commercial networks, including Euro Rendimento Seguro (I and II), several series of Santander Aforro Seguro, the Rendimento Semestral and the Rendimento Crescente. In structured products, the Group launched, during the year and on a monthly basis, a mix of bonds and time deposits with very innovative characteristics: Obrigacoes de caixa Euro Preco, Mundial 2002, Crescente, Santander Crescimento Garantido, Max 4, Multisatisfacao (I and II), Real Estate, Valor Europa, Valor Oriente, Crescimento Europa 22, CPP Cabaz Classico, Max Desporto and Investimento Banca, as well as term deposits Euro Range, Crescente 2 and 3 years (I and II), Duo Rendimento fixed and floating rate, Euro Dolar valorizacao (I and II), Duplo Rendimento, DP Crescimento Europa 22 and Investimento Banca. In funds, several mergers occurred during 2002 which allowed a simplification and adjustment of the products range, changes in investment funds names and an update of Fundo Valor Futuro FPR/E also occurred during 2002.

            In the credit cards segment, the Group focused on second holders and immigrants, as well as on new personalized cards. The Group began issuing pre-granted cards to new customers at the time of the opening of an account and the first rechargeable and personalized cards were launched.

            During the last year the Group also signed several agreements with Universities, aimed at launching products directed exclusively to students and teachers as well as several other products, namely the "intelligent cards", and the creation of selling points at the Universities.

            Investment Banking

            BSNP (including BSNP, BSN Dealer and Santander Asset Management) net income rose 76% to Euro 38.5 million in 2002 compared to Euro 21.9 million in 2001.

            In the area of Corporate Finance, highlights were: (i) the organization and leadership of a public tender offer of SONAE, SGPS, SA over Modelo Continente SGPS SA in the amount of around Euro 546 million; (ii) the advisory services provided to Indra in the cross border acquisition of CPC-IS; (iii) the advisory services provided to the establishment of a joint venture between the Grupo Salvador Caetano and HBF Banco Financiero, for the Spanish market; (iv) a "private placement" of Biotecnol shares with Portuguese investors;
            (v) the advisory services to the Grupo Salvador Caetano in the acquisition of R. Benet, S.A and (vi) the advisory services to Recoletos in the acquisition of Economica. In the area of structured finance special mention should be made to the Portuguese Structured Location and the US Cross Border Lease implemented to the Metropolitano de Lisboa EP and the Metro do Porto, S.A in the total amount of Eur 105,5 million and Eur 97,2 million, respectively.

            Trading activity was mainly developed using directional interest rate and foreign exchange positions, interest rate arbitrage (within Europe) and equity positions (intra sector), always within restricted risk limits.

            In Capital Markets, the Group maintained a regular and consistent supply of innovative structured products designed for retail and private customers, mainly through the launching of cash bonds and time deposits. Highlights include the launching of the first public offer of bonds indexed to Euro zone inflation, bonds indexed to a Stock Exchange Investment Fund and also bonds indexed to the evolution of a mortgage investment fund. The volume of structured products placed in the retail market in 2002 exceeded Euro 600 million, higher than the volume for 2001. The Group maintained in 2002 a market share well above 15%.

            In Institutional Custody, the volume of assets under custody increased by 27%, and the number of settled transactions rose by 19%. The level of quality of the custody services granted by the Group continues to deserve international recognition as confirmed by the excellent classifications obtained from Northern Trust, the Global Custodian and the Global Investor.

            The year 2002 was a particularly difficult year for the stock markets in general and for the Euronext Lisbon in particular. The fall in stock market indexes had a strong impact in the amount of transactions and in the return resulting from activity. In this difficult scenario BSN Dealer reinforced its market share in the stock exchange market, growing from around 10% in 2001 to around 16% in 2002, reaching the second place in the national ranking.

            Asset management and Insurance

            Investment Funds under management reached Euro 3,578 millions, an increase of 33.3% from 2001. The group focused on low risk products, namely Fundos Poupanca Reforma/Educacao (FPR/E) and fixed income funds, which represented more than 80% of total funds managed. As of December 2002, the following funds reached the Top 3 of their respective category ranking: Multiobrigacoes, Fundo FPR/E, Santander PPA and Santander Accoes Portugal.

            Totta Seguros, the life insurance company of the Group, issued, during 2002, premiums in the amount of Euro 622 million, an increase of around 130%. Market share increased from 6.6% in 2001 to 14.2% in 2002, maintaining the 4th place among the life insurance companies. In the segment of financial insurance products, Totta Seguros ranked second, with a market share of 20%.

            Private Banking

            Despite, as previously mentioned, a complex economic environment and adverse financial markets, the Private Banking flourished, confirmed by a significant increase in the number of customers and their assets.

            The team's consolidation and the close relationship with the Totta, BSP and CPP networks, led to a customer-oriented service and a value-added offer both to the Group's current customers and to new customers.

            Although the Private Banking Department is part of the three networks, sales teams are allocated to each separately in order to maintain their culture and act according to their specific characteristics and objectives.

            The closeness with the Asset Management Division was very positive to Private Banking enabling to extend the offer to innovative products aiming at covering the volatility and risk of the equity markets.

            As an alternative to the equity market and the traditional time deposits, customers are offered structured and guaranteed capital products, baskets of bonds, real estate investment funds, alternate funds and unit linked insurance.

            A range of different mutual funds managed not only by the Banco Santander de Negocios (the Group's Investment Bank), but also by other prestigious Managing Companies, is offered to Private Banking customers.

            In 2002, this business area, which favours a high quality, differentiating service, will still be an important vehicle for the satisfaction and loyalty of high net worth customers.

            Multi Channel Distribution

            NetB@nco - The year 2002 was clearly the year when the Web Channel area expanded the most as the level of service in the Internet was standardised in the three Retail Networks of the Group leading to a significant increase in the level of service and features offered.

            The Site was improved in terms of navigation, graphical presentation and information structure, and sub-sites dedicated to corporations and companies with agreements with the Banks of the Group were created and implemented. The access to these sub-sites is restricted and controlled.

            A new project was started which objective is to benefit from the latest Homebanking technology.

            Several campaigns to promote Homebanking services were developed, the most important being the implementation of quarterly objectives to be achieved by the Branch Networks, as well as Direct Marketing campaigns and campaigns to subscribe the service.

            The service subscription process was improved and subscription can now be made at any branch through previously allocated codes.

            In 2002, the objective was exceeded with the number of subscribers having increased 197% representing 7% of the Active Customers.

            Call Center - The year under review was characterised by a strong growth in the number of users. As a matter of fact, the Banks of the Group recorded a very significant increase (81%) in the number of subscribers. This growth was more significant at Totta and CPP that, at the beginning of the year, had lower penetration rates than Santander. The fact that the number of calls and subscribers increased at the same rate shows that there is a good level of usage.

            This strong growth has benefited from a deeper involvement and articulation with the retail banking networks, as well as from an easier subscription process.

            During the year, the Group's marketing campaigns were reinforced, with 38 campaigns taking place, which contributed to an increase of 95% in the number of contacts made in comparison with 2001.

            In operating terms, the platform standardisation in the three Retail Banks is the most significant change with a number of consequences as it led to an increase in the level of service and features offered, a higher transaction speed and the optimisation of the Human Resources.

            SelfBanking - By the end of 2002, the Totta Group had 923 ATM, a growth rate of 14% in comparison with 2001, leading to an increase in market share.

            The Group contributed with 23% to the total growth of the ATM Network, clearly above its natural share. The ATM level of service improved significantly due to a careful monitoring of the global network.

            Specialized credit

            Leading Aggregate Indicators                         Thousand euros


            Legal Area

            In 2002 and as planned, the Business Legal Consultancy Department completed the structuring phase to provide services to every bank and affiliate company of the Totta Group, adjusting its staff to the adopted policy according to which consultancy is to be provided by the Department and the legal sponsorship is to be provided by external attorneys.

            In this context of allocation of features and provision of adequate technological and information resources, the staff was reduced to the appropriate size and the qualitative objective to structure it with specialist technicians in the respective areas was achieved.

            A new call-center with a 24 hour service was also created (joining phone and computer communication technology) totally operated by attorneys and providing on-line consultancy on subjects related to business areas, thus simplifying the branches' activies and the execution of transactions.

            Audit Department

            The most important mission of Internal Auditing is to check the compliance with, the effectiveness and the efficiency of the internal control systems implemented and whether its operation is adjusted to the Group's procedures and the applicable law, both internal and external, in order to assure the trustworthiness and quality of the accounting information, the quality of the loans granted and of the businesses developed.

            Its performance is based on different guidelines, namely the independence vis-a-vis any audited unit in order to assure the impartiality, the integrity and the objectivity of every opinion and is oriented to value creation, drawing up relevant reports that may support the management of the different units.

            To achieve that objective, the department has specialised teams in operating, credit and financial risks control, whose activities are developed in every retail banking network, in the Central Services and national and foreign companies of the Group.

            During 2002, and as a result of the teams' work and responsibility, it is important to point out the support provided to the Group's Network and Central Services, as well as the audits performed to the Branches Network and the different companies of the Group and to the quality of the credit portfolios. Following this work, recommendations were prepared and their implementation by the audited units reaches currently 80%.

            Quality

            The Totta Group was the first financial Group in Portugal to obtain the Global Quality Certificate, based on the ISO 9001:2000 standard.

            The certificate was granted to the Totta Group by the prestigious institution APCER, Associacao de Certificacao, recognised by IPQ (Instituto Portugues da Qualidade) and by ENAQ (Spanish accreditation body) and members of IQNET.

            One of Totta's Quality strategic objectives for the year 2002 was to obtain the Global Certification, where the processes and activities in Portugal were documented following the ISO international standards. Service standards had been set based on customer's expectations, evaluating and improving the same in a systematic way.

            The ISO 9001:2000 standard focus particularly on the level of customer satisfaction, as the leading indicator of Quality and continuous improvement, the permanent objectives of the organisation. The Quality of the service provided to the Customer has been evaluated for several years. However, the current Quality Certification Process has brought a systematic approach that will identify improvement opportunities, adding measures that meet our Customers` requirements, making it possible to implement the mission of the Totta Group - to offer Customers a better service anywhere, through any distribution channel and at any of its networks.

            SCH strategy for the Group in Portugal

            The main objective of BSCH is to exploit the notoriety of the Totta and CPP brands in the Portuguese market, as well as the wide client base of both banks, in order to maximise growth and profitability. The main strategic guidelines for 2002 and 2003 are the following:

            Clients

                  Client's business possible through any network or complementary distribution channel

                  New complementary distribution channels (phone, Internet banking, self-banking, etc.)

                  Continuous Network Segmentation:

            Totta: Universal banking, pull strategy
            CPP:   Universal banking, push strategy using mortgage lending
                   business base
            BSP:   Universal banking, younger/more sophisticated client base
            BSNP:  Investment banking

            Products

            (a) Focus on resources: Structured products, investment funds and insurance products

            (b) Improvement of cross-selling between networks and product units

            (c) Increasing importance of the risk function within the bank's structure

            Resources

            Improvement of information and control systems

            Reduction and improvement of work-force through renewal of youth and training

            The banks develop integrated commercial policies for the respective segments and cross selling in conjunction with the Group's companies. This integration allows full advantage to be taken of the commercial synergies between the Group's institutions, particularly in the area of funding, thus providing the banks with an extensive, sophisticated range of investment funds, and structured products.

            International activities are carried out in accordance with consolidation, rationalization and network restructuring guidelines.

            The accomplishement of the strategic targets of Totta for the next years will generically be dependent on the continued rationalization of costs, the optimization of financial resources in order to obtain levels of financial structure strenght compatible with the needs of investment and innovation of the bank's activity, not forgetting the evaluation of the new business opportunities and the rationalization of the assets structure.

            Total Revenues by Category of Activity and Geographic Market

            Our total revenues by geographic market and category of activity are shown in the tables below:

Total revenues by Geographic market:

                                    2002             2001             2000
                                 ----------       ----------       ----------

Domestic                          1,475,708        1,524,823        1,172,095
International
      United Kingdom                 45,226           68,906           89,484
      United States                   6,121           32,363           53,316
      Other                          36,682           70,793           78,098
                                 ----------       ----------       ----------
                                     88,029          172,062          220,898
                                 ----------       ----------       ----------
                                  1,563,737        1,696,885        1,392,993
                                 ==========       ==========       ==========

Total revenues by category of activity:

                                    2002             2001             2000
                                 ----------       ----------       ----------

Retail banking                    1,068,763        1,204,589          945,582
Mortagage                           570,643          598,748          478,123
Specialized credit                   69,634           73,655           47,725
Investment banking                   83,793           88,549               --
Asset management                     46,291           18,238            2,878
Other                              (275,387)        (286,894)         (81,315)
                                 ----------       ----------       ----------
                                  1,563,737        1,696,885        1,392,993
                                 ==========       ==========       ==========

            Material effects of Governmental Regulation

            Totta is a Portuguese commercial bank primarily regulated and subject to examination by the Bank of Portugal which is a member of the European System of Central Banks composed of the European Central bank and the other EU Member State national central banks. As such, Totta is also required to act according to the European Central Bank directives and instructions. The Deposit Guarantee Fund, which is an autonomous legal entity under the supervision of the Bank of Portugal, insures deposits at Totta and the Investors Indemnity System, which is also an autonomous legal entity under the supervision of Comissao de Mercado de Valores Mobiliarios (CMVM), insures investors claims against Totta and, in that capacity, is subject to the legal rules and regulations governing the fund and the system. Totta also controls (either directly or indirectly through subsidiary companies) overseas banks, branches and agencies. In general, Totta's overseas activities are regulated by Bank of Portugal, and by supervisory authorities in the host countries.

            Totta's earnings and activities are affected by legislation, by actions of the EU and the Bank of Portugal, and other regulators, and by local legislative bodies and administrative bodies and decisions of courts in both foreign and EU member state jurisdictions in which Totta and the members of its Group conduct business. Portuguese laws and EU consumer protection directives imposing restrictions on the making, enforcement and collection of consumer loans and restrictions by the regulators on the manner in which Totta engages in derivatives activities and in which it can sell its mutual funds and other investment products to consumers.

            Legislation may be enacted or regulation imposed in Portugal or in the EU by EU directives, or in any other jurisdiction in which Totta or any member of the Totta Group does business, to further regulate either banking and financial services or non-banking services or to limit finance charges or other fees or charges earned in the rendition of such services. There can be no assurance whether any such legislation or regulation will place additional limitations on Totta operations or that any other Totta Group member or adversely affect its earnings.

            Subject to either certain limitations or restrictions or constraints of the EU, a Portuguese commercial bank, with the prior approval of the Bank of Portugal, may acquire or merge with another bank within or outside of the EU. A Portuguese commercial bank may also establish a subsidiary, a new branch, agency or representative office in either any member State of the EU or any country outside the EU, subject to host country laws and to the approval of the Bank of Portugal.

            The activities of Portuguese commercial banks are not generally limited to owning, managing or controlling banks. Subject to prior consent of the Bank of Portugal and compliance with Portuguese law and EU directives, a Portuguese commercial bank not only can sponsor, manage, distribute, and advise mutual funds and underwrite and deal in debt and in equity securities but also can own and control companies that are either engaged in such activities or other financial activities, such as, insurance, mortgage lending, consumer finance, factoring, leasing, investment banking, venture capital financing, high technology and telecommunications.

            A financial institution with deposits insured by the Deposit Guarantee Fund that is under common control with a failing financial institution can be required to indemnify the Deposit Guarantee Fund for losses resulting from the insolvency of the failed institution, even if this causes the affiliated institution also to become insolvent. Any obligation owed by a subsidiary depositary institution to its parent company are subordinated to the subsidiary's cross guarantee liability with respect to commonly controlled insured depositary institutions and to the rights of depositors.

            In the liquidation or other resolution of a failed insured depositary institution, deposits in Portuguese offices and certain claims for administrative expenses and employee compensation are afforded a priority over other general unsecured claims, including deposits in offices outside Portugal, non-deposit claims in all offices, and claims of any parent company, including Totta. Such priority creditors would include the Deposit Guarantee Fund, which succeeds to the position of insured depositors.

            Totta is subject to both minimum reserve requirements prescribed by the European Central Bank and to capital and solvency ratios adopted by Bank of Portugal. Both the European Central Bank and the Bank of Portugal are authorized to take prompt action and impose sanctions with respect to instructions that do not meet these reserve requirements and ratios. Totta has always been in compliance with these requirements and ratios. See Item 5 B. "Liquidity and Capital Resources - Capital and Solvency Ratios".

      C.    Organizational Structure

            The Bank and the Group

            The diagrams on the two pages following indicate the organizational structure of Totta Group at December 31, 2002:

                              [FLOW CHART OMITTED]

                              [FLOW CHART OMITTED]

            Significant Subsidiaries

            Our main subsidiaries are CPP, BSP and BSNP. The Group's Strategic Plan establishes the strategic role of the three commercial banks as universal banks, offering their clients the full range of banking services.

            CPP is owned by Foggia, SGPS (59.31%), by Petrofinac SGPS (26.67%) and Tottafinance (8.81%). These three holding companies are 100% owned by Totta. At December 31, 2002, total loans amounted to Euro 8,513 million, an increase of 8.6% over the previous year.

            BSP is 82.08% held by Foggia, SGPS and 3.06% by Petrofinac. The Strategic Plan of the Santander Hispano Central Group defines BSP as a universal bank, based essentially on the personal customer segment and on cross-border customers in conjunction with the rest of the Group's network around the world.

            BSNP is 100% held by Foggia, SGPS. The non-consolidated net income of BSNP was Euro 23.7 million in 2002 and increased 34.6% compared to 2001. The Bank has two major business areas that are run on a separate basis: Investment Banking and Treasury, which includes Corporate Finance, Equities, Structured Derivatives, Custody and Fixed-income Capital Market (the latter a part of Treasury) and Asset Management, which handles all the Group's asset management in Portugal, including the Investment and Pension Funds and Client Asset Management.

      D.    Properties

            At December 31, 2002 our bank subsidiaries and we either leased or owned premises in Portugal and abroad, in a total of 586 offices in Portugal and 37 abroad (including representative offices and other presences abroad).

      E.    Additional Specialized Industry Disclosures

            Selected Statistical Information

            The following tables show our selected statistical information.

            Average Balances and Interest Rates

            The following table shows average balance, interest and yields for the fiscal years ended December 31, 2002, 2001 and 2000. The average balances have been computed on the basis of the Group's monthly balance sheet. We do not believe that such monthly averages present trends that are materially different from those daily averages would show. The income derived from and the expenses associated with hedging activities, as well as dividends received on equity securities, were not included in interest income and interest expense information in the following table:

                                                                          Year Ended December 31,
                                          ------------------------------------------------------------------------------------------
                                                             2002                                            2001
                                          ------------------------------------------      ------------------------------------------
                                            Average                          Yield          Average                         Yield
                                            balance        Interest          % (2)          balance        Interest         % (2)
                                          ----------      ----------      ----------      ----------      ----------      ----------
Description
ASSETS
Interest-Earning Assets:
 Deposits in Banks
   Deposits at Central Bank                  550,540          32,876           5.972         791,913          47,154           5.954
    Other                                  1,996,409          56,154           2.813       2,997,602         152,071           5.073
 Trading Account Securities                  294,587          14,392           4.885         287,412          16,986           5.910
 Investment Securities
   Issued by Public Entities                 266,067          11,484           4.316         347,622          19,051           5.480
   Other                                   1,466,706          58,916           4.017       1,075,795          55,333           5.143
Securities to be held to maturity             25,922           1,787           6.894          26,450           1,782           6.737
 Loans, Net                               19,219,195       1,036,526           5.393      17,025,092       1,123,030           6.596
                                          ----------      ----------      ----------      ----------      ----------      ----------
  Total Interest-Earning Assets           23,819,426       1,212,135           5.089      22,551,886       1,415,407           6.276
Non Interest-Earning Assets                  363,477              --              --         456,916              --              --
Due from Customers on
  Acceptances                                 29,323              --              --          40,419              --              --
Other Assets                               1,178,765           7,346           0.623         867,094           3,200           0.369
                                          ----------      ----------      ----------      ----------      ----------      ----------
  Total Assets                            25,390,991       1,219,481           4.803      23,916,315       1,418,607           5.932
                                          ==========      ==========      ==========      ==========      ==========      ==========

LIABILITIES AND SHAREHOLDERS' EQUITY
Interest-Bearing Liabilities:
 Deposits
   Current Deposits                        5,623,811          72,353           1.287       5,152,856          76,775           1.490
   Time Deposits                          11,140,028         337,902           3.033      10,250,748         438,335           4.276
   Saving Deposits                         1,096,615          24,173           2.204       2,246,040          85,393           3.802
   Debt Certificates                         214,280           9,636           4.497         562,548          15,491           2.754
   Other                                     195,091              89           0.046         308,630             374           0.121
 Short-Term Borrowing                      1,331,494          50,433           3.788         607,669          22,593           3.718
 Long -Term Debt                           3,086,921          97,570           3.161       2,029,888          70,825           3.489
                                          ----------      ----------      ----------      ----------      ----------      ----------
  Total Interest-Bearing liabilities      22,688,240         592,156           2.610      21,158,379         709,786           3.355
Non-Interest Bearing liabilities              24,469              --              --          99,681              --              --
Bank Acceptance Outstanding                   29,323              --              --          40,419              --              --
Other Liabilities                          1,145,027              --              --       1,145,067              --              --
                                          ----------      ----------      ----------      ----------      ----------      ----------
  Total Liabilities                       23,887,059         592,156           2.479      22,443,546         709,786           3.163
                                          ==========      ==========      ==========      ==========      ==========      ==========
Minority Interest in Consolidated
  Subsidiaries                               346,062                                         368,233
Shareholders' Equity                       1,157,870                                       1,104,536
  Total Liabilities and
        Shareholders' Equity              25,390,991                                      23,916,315
                                          ==========                                      ==========
  SPREAD (Net Interest
    Income)                                                  627,325                                         708,821
                                                          ==========                                      ==========
  Net Interest Margin (1)                                                      2.634                                           3.143
                                                                          ==========                                      ==========

                                                   Year Ended December 31,
                                          ------------------------------------------
                                                            2000
                                          ------------------------------------------
                                           Average                          Yield
                                           balance         Interest         % (2)
                                          ----------      ----------      ----------
Description
ASSETS
Interest-Earning Assets:
 Deposits in Banks
   Deposits at Central Bank                  712,104          39,465           5.542
    Other                                  2,131,104         120,297           5.645
 Trading Account Securities                   18,151             540           2.975
 Investment Securities
   Issued by Public Entities                 791,468          29,284           3.700
   Other                                   1,125,029          53,888           4.790
Securities to be held to maturity                 --              --              --
 Loans, Net                               11,792,296         770,729           6.536
                                          ----------      ----------      ----------
  Total Interest-Earning Assets           16,570,152       1,014,203           6.121
Non Interest-Earning Assets                  469,334              --              --
Due from Customers on
  Acceptances                                127,273              --              --
Other Assets                                 836,988           2,597           0.310
                                          ----------      ----------      ----------
  Total Assets                            18,003,747       1,016,800           5.648
                                          ==========      ==========      ==========

LIABILITIES AND SHAREHOLDERS' EQUITY
Interest-Bearing Liabilities:
 Deposits
   Current Deposits                        3,558,459          35,779           1.005
   Time Deposits                           6,503,726         294,929           4.535
   Saving Deposits                         3,394,395          77,758           2.291
   Debt Certificates                         118,769           1,257           1.058
   Other                                      72,181             119           0.165
 Short-Term Borrowing                      1,726,968          67,527           3.910
 Long -Term Debt                             727,921          29,293           4.024
                                          ----------      ----------      ----------
  Total Interest-Bearing liabilities      16,102,419         506,662           3.146
Non-Interest Bearing liabilities             161,885              --              --
Bank Acceptance Outstanding                  127,273              --              --
Other Liabilities                            456,186              --              --
                                          ----------      ----------      ----------
  Total Liabilities                       16,847,763         506,662           3.007
                                          ==========      ==========      ==========
Minority Interest in Consolidated
  Subsidiaries                               347,168
Shareholders' Equity                         807,319
  Total Liabilities and
        Shareholders' Equity              18,002,250
                                          ==========
  SPREAD (Net Interest
    Income)                                                 510,138
                                                          ==========
  Net Interest Margin (1)                                                      3.079
                                                                          ==========

            Change in Net Interest Income - Volume and Rate Analysis

            The following table allocates the estimated changes in the Totta Group net interest income between changes in the average volume of interest-earning assets and interest-bearing liabilities and changes in their respective interest rates. Volume and rate variances have been calculated based on movements in average balances over the period and changes in interest rates on average interest-earning assets and average interest-bearing liabilities. Variances caused by changes in both volume and rate have been allocated to interest rate. The income derived from and the expenses associated with hedging activities, as well as dividends received on equity securities, were not included in net change of interest income in the following table.

                                                         2002/2001                                 2001/2000
                                                   Increase/ (Decrease)                       Increase/ (Decrease)
                                                      due to changes                             due to changes
                                         ---------------------------------------      ---------------------------------------
                                                                           Net                                         Net
                                         Volume (1)        Rate          Change       Volume (1)        Rate          Change
                                         ----------      --------       --------      ----------      --------       --------
Description
ASSETS
Interest-Earning Assets:
 Deposits in Banks
   Deposits at Central Bank                (14,372)            94        (14,278)         4,423          3,266          7,689
    Other                                  (50,791)       (45,126)       (95,917)        48,914        (17,140)        31,774
 Trading Account Securities                    424         (3,018)        (2,594)         8,011          8,435         16,446
 Investment Securities                          --
   Issued by Public Entities                (4,470)        (3,097)        (7,567)       (16,422)         6,189        (10,233)
   Other                                    20,106        (16,523)         3,583         (2,358)         3,803          1,445
Securities to be held to maturity              (36)            41              5             --          1,782          1,782
 Loans, Net                                144,730       (231,234)       (86,504)       342,016         10,285        352,301
                                          --------       --------       --------       --------       --------       --------
  Total Interest-Earning Assets             95,591       (298,863)      (203,272)       384,584         16,620        401,204
                                          --------       --------       --------       --------       --------       --------

LIABILITIES AND SHAREHOLDERS' EQUITY
Interest-Bearing Liabilities:
 Deposits
   Current Deposits                          7,017        (11,439)        (4,422)        16,024         24,972         40,996
   Time Deposits                            38,027       (138,460)      (100,433)       169,927        (26,521)       143,406
   Saving Deposits                         (43,700)       (17,520)       (61,220)       (26,309)        33,944          7,635
   Debt Certificates                        (9,590)         3,735         (5,855)         4,695          9,539         14,234
   Other                                      (138)          (147)          (285)           390           (135)           255
 Short-Term Borrowing                       26,912            928         27,840        (43,765)        (1,169)       (44,934)
 Long -Term Debt                            36,881        (10,136)        26,745         52,391        (10,859)        41,532
                                          --------       --------       --------       --------       --------       --------
  Total Interest-Bearing liabilities        55,409       (173,039)      (117,630)       173,353         29,771        203,124
                                          --------       --------       --------       --------       --------       --------

                                            40,182       (125,824)       (85,642)       211,231        (13,151)       198,080
                                          ========       ========       ========       ========       ========       ========

(1)   Changes in volume were computed based on changes in volume times old rate.

            Assets

            Return on Equity and Assets

            The following table presents for the periods indicated certain selected financial ratios of the Totta Group prepared in accordance with Portuguese GAAP.

                                                                 At December 31,
                                               ----------------------------------------------------
                                                    2002              2001               2000
                                               ----------------  ----------------   ---------------
Net income as percentage of:
  Average total assets                                   0.81%             0.84%             0.35%
  Average shareholders' equity                          17.75%            18.18%             7.88%
Average shareholders' equity as a
 Percentage of average total assets                      4.56%             4.62%             4.48%

            Interest-Earning Deposits in Other Banks

            The maturities of interest-earning deposits in other banks are analyzed as follows:

                                         At December 31,
                             ---------------------------------------
                                2002           2001           2000
                             ---------      ---------      ---------
(in thousands of Euros)

Up to 3 months               1,442,004      3,209,753      1,403,104
3 to 12 months                 381,497        573,558      1,178,620
More than 12 months             77,167        310,788        393,813
                             ---------      ---------      ---------
                             1,900,668      4,094,099      2,975,537
                             =========      =========      =========

            Securities Portfolio

            The book value, net of provisions, of the Totta Group's securities portfolio at December 31, 2002 was Euro 2,069.9 million or 7.82% of total assets, at December 31, 2001 was Euro 1,698.6 million or 6.4% of total assets, at December 31, 2000 was Euro 1,564.3 million or 6.9% of total assets. The investment strategy is designed to restructure the assets of the banks by increasing the weight of loans and advances to customers and by divestment as far as the investment portfolio is concerned (taking into account the outlook regarding interest rates). The Group continued its strategy of the disposal of assets, with the exception of corporate relationship debt. The investment of the portfolio is also the creation of value through strategic positions, with a prevalence of liquidity.

            The following table analyzes the book value of the Totta Group's securities portfolio for each of the three years ended on December 31, 2002, 2001 and 2000:

                                                                            At December 31,
                                                              --------------------------------------------
                                                                 2002             2001             2000
                                                              ----------       ----------       ----------
                                                                        (in thousands of Euros)
       TRADING ACCOUNT SECURITIES (1)
       Bonds and other fixed income securities issued by
          Portuguese Government                                   55,110           22,945          111,286
          Other Foreign Government Entities                      149,821          214,000          159,892
          Other Portuguese Entities                                  344            2,516            9,357
          Other Foreign Entities                                      --            5,374            7,546
          Subordinated debt                                           --                1               --
       Shares and other variable income securities:
          Issued by Portuguese entities                           96,512           35,171           29,406
          Issued by non-Portuguese entities                        2,873              683               20
       Participating units:
          Issued by Portuguese entities                               --               --              137
       Allowance for unrealized losses on securities                  --               --             (561)
                                                              ----------       ----------       ----------
             TOTAL                                               304,660          280,690          317,083

       INVESTMENT SECURITIES (2)
       Bonds and other fixed income securities:
         Issued by Portuguese Government:
           Treasury bonds                                        298,735          181,025          328,690
           Other fixed income securities                             487              475              444
         Issued by other public entities:
           Portuguese                                             55,665           60,161           70,701
           Foreign                                                27,604            5,167           19,049

       Issued by other entities:
         Issued by Portuguese entities                           329,596          381,173          256,584
         Issued by non-Portuguese entities                        26,316          107,727          395,741
          Subordinated debt                                        1,038            1,037               --
                                                              ----------       ----------       ----------
                                                                 739,441          736,765        1,071,209
       Allowance for unrealized losses                            (6,653)         (22,962)         (32,330)
                                                              ----------       ----------       ----------
                                                                 732,788          713,803        1,038,879
       Own Securities                                                 --               --              215
       Allowance for unrealized losses                                --               --              (39)
                                                              ----------       ----------       ----------
                                                                      --               --              176
       Shares and other variable income
         Securities                                            1,077,087          739,510          222,407
       Allowance for unrealized losses                           (70,337)         (61,630)         (40,939)
                                                              ----------       ----------       ----------
                                                               1,006,750          677,880          181,468
                                                              ----------       ----------       ----------
             TOTAL                                             1,739,538        1,391,683        1,220,523

       SECURITIES TO BE HELD TO MATURITY
       Bonds and other fixed income securities:
          Issued by Portuguese Government
             Treasury Bonds                                       25,679           26,206           26,734
                                                              ----------       ----------       ----------
                                                                  25,679           26,206           26,734

                                                              ----------       ----------       ----------
             TOTAL                                             2,069,877        1,698,579        1,564,340
                                                              ==========       ==========       ==========

(1) These are securities, which are acquired for the purpose of trading within a period not exceeding six months and are valued at market.

(2) Under present Bank of Portugal guidelines, investment securities are defined as those securities that will not be traded for a period of six months from the date of acquisition. Investment securities are recorded at amortized cost and provisions are made, when necessary, to reflect a reduction in market value of suche securities from their amortized cost.

            The following table shows a breakdown of the gross book value by maturity of the Totta Group's Bonds and other fixed income securities portfolio for the year ended December 31, 2002:

                                                                                        Maturity After           Maturity After
                                                            Maturity Within             One But Within           Five But Within
                                                               One Year                   Five Years                Ten Years
                                                       -----------------------     -----------------------     -------------------
                                                        Amount         Yield %      Amout          Yield %      Amout      Yield %
                                                       -------         -------     -------         -------     -------     -------
TRADING ACCOUNT SECURITIES
Bonds and other fixed income securities issued by
   Portuguese Government                                    11            4.81%        133            4.23%         41        5.72%
   Other Foreign Government Entities                        --              --          --              --          --          --
   Other Portuguese Entities                                25              --         320            0.02%         --          --
                                                       -------         -------     -------         -------     -------------------
      TOTAL                                                 36            1.47%        453            1.26%         41        5.72%

INVESTMENT SECURITIES
Bonds and other fixed income securities:
  Issued by Portuguese Government:
    Treasury bonds                                     121,363            3.18%     38,962            9.99%         --          --
    Other fixed income securities                           --              --          --              --          --          --
  Issued by other public entities:
    Portuguese                                              24            4.38%     40,641            2.80%         --          --
    Foreign                                             25,957(1)        12.37%      1,500(1)        21.57%         --          --

Issued by other entities:
  Issued by Portuguese entities                        281,192            3.32%     23,299            4.26%      8,743        3.93%
  Issued by non-Portuguese entities                      6,610            2.93%     19,706            4.66%         --          --
   Subordinated debt                                        --              --         993            3.50%         --          --
                                                       -------         -------     -------         -------     -------------------
                                                       435,146            3.81%    125,101            5.83%      8,743        3.93%

                                                       -------         -------     -------         -------     -------------------
Total bonds and other fixed income securities          435,182            3.81%    125,554            5.82%      8,784        3.94%
                                                       -------         -------     -------         -------     -------------------

SECURITIES TO BE HELD TO MATURITY
Bonds and other fixed income securities:
   Issued by Portuguese Government
                                                       -------         -------     -------         -------     -------------------
      Treasury Bonds                                     1,266           10.63%     24,413            9.50%         --          --
                                                       -------         -------     -------         -------     -------------------

                                                            Maturity After
                                                              Ten Years                 Total
                                                        ---------------------    ---------------------
                                                         Amout        Yield %     Amout        Yield %
                                                        -------       -------    -------       -------
TRADING ACCOUNT SECURITIES
Bonds and other fixed income securities issued by
   Portuguese Government                                 54,925          5.45%    55,110          5.45%
   Other Foreign Government Entities                    149,821          8.42%   149,821          8.42%
   Other Portuguese Entities                                 --            --        345          0.02%
                                                        ---------------------    ---------------------
      TOTAL                                             204,746          7.62%   205,276          7.61%

INVESTMENT SECURITIES
Bonds and other fixed income securities:
  Issued by Portuguese Government:
    Treasury bonds                                      138,410          5.45%   298,735          5.12%
    Other fixed income securities                           487          3.25%       487          3.25%
  Issued by other public entities:
    Portuguese                                           15,000          2.71%    55,665          2.77%
    Foreign                                                 147          5.44%    27,604         12.83%

Issued by other entities:
  Issued by Portuguese entities                          16,362          4.28%   329,596          3.45%
  Issued by non-Portuguese entities                          --            --     26,316          4.23%
   Subordinated debt                                         45          3.42%     1,038          3.50%
                                                        ---------------------    ---------------------
                                                        170,451          5.09%   739,441          4.45%

                                                        ---------------------    ---------------------
Total bonds and other fixed income securities           375,197          6.47%   944,717          5.14%
                                                        ---------------------    ---------------------

SECURITIES TO BE HELD TO MATURITY
Bonds and other fixed income securities:
   Issued by Portuguese Government
                                                        ---------------------    ---------------------
      Treasury Bonds                                         --            --     25,679          9.56%
                                                        ---------------------    ---------------------

(1) These securities include bonds issued by public entities from Angola and Mozambique.

            The following table analyses the aggregate book value and aggregate market value of the securities of single issuers that exceeded 10% of our shareholders' equity as of December 31, 2002:

                                                                      Aggregate as of
                                                                     December 31, 2002
                                                                  ------------------------
                                                                   Book             Market
                                                                  value             value
                                                                  -----             ------
                                                                    (Thousands of Euro)
             Bonds and other fixed income securities:
                 -Portuguese government                            353,845          353,900
                 -French government                                143,690          143,690
             Shares and other variable income securities           415,898          415,898

            Loan Portfolio

            The Totta Group's loan portfolio consists of loans to individuals in Portugal and to large corporations operating in Portugal or abroad. The portfolio is well diversified across a broad cross section of industries. At December 31, 2002, loans booked in domestic branches amounted to Euro 18,755.9 million (91.9% of total loans) while loans booked in foreign branches amounted to Euro 1,661,8 million (8.1% of total loans).

            The most significant commercial concentrations of the Totta Group's loan portfolio at December 31, 2002 were construction and public works (10.09% of total loans) and services sector (7.38% of total loans). In 2002 Totta Group continued to focus on large sized companies. Totta Group's total consumer mortgage loans at December 31, 2002 were Euro 7,859.7 million (or 37.7% of total loans). At December 31, 2002, Totta Group had an estimated market share in mortgage lending of approximately 11% in Portugal.

            The Bank's lending business was undertaken within the scope of an adequate risk-control policy, based on prudent portfolio diversification and on careful analysis of the risk/return factor defined within the Group Santander Central Hispano in Portugal.

            Loans by Geographic Area

Loans By Geographic Area

                                                                      At December 31,
                                     ----------------------------------------------------------------------------------
                                        2002              2001              2000              1999             1998
                                     -----------       -----------       -----------       -----------       ----------
                                                                   (in thousands of Euros)
Types of Loans
Domestic Branches                     18,755,962        17,554,056        14,926,001         9,719,206        7,562,704
Foreign Branches (1)                   1,661,758         1,430,219         1,308,657           843,238          763,251
                                     -----------       -----------       -----------       -----------       ----------
     Total                            20,417,720        18,984,275        16,234,658        10,562,444        8,325,955
                                     -----------       -----------       -----------       -----------       ----------
Installments past due (2)(3)
     Less than 90 days                    51,926            93,751            87,481            24,755           21,728
     More than 90 days                   367,602           388,955           400,483           323,959          392,714
                                     -----------       -----------       -----------       -----------       ----------
                                         419,528           482,706           487,964           348,714          414,442
Less: Allowance for Loan Losses         (513,216)         (584,437)         (633,200)         (410,917)        (410,217)
                                     -----------       -----------       -----------       -----------       ----------
Total Loans, Net                      20,324,032        18,882,544        16,089,422        10,500,241        8,330,180
                                     ===========       ===========       ===========       ===========       ==========

(1) The loan portfolio of the foreign branches includes a proportion of performing Portuguese risk as shown in the following table (in percentages)

                             2002                2001                2000              1999               1998
                             ----                ----                ----              ----               ----
     Portugal               46.45%              33.74%              1.02%             13.07%             43.29%
     International          53.55%              66.26%              98.98%            86.93%             56.71%

(2) As defined by the Bank of Portugal to include only that portion of principal and interest that is past due.

(3)   Includes Non - Performing loans from foreign branches in the amount of:

                            2002                2001                2000              1999               1998
                            ----                ----                ----              ----               ----
                            5,849               7,851              9,016              6,848             8,295

            Loans by Type of Customer

            The following table analyzes the Totta Group's domestic and foreign branch lending activities by type of customer at December 31, 1998 through 2002:

    Home Office                                                                   At December 31,
    -----------                                  ----------------------------------------------------------------------------------
                                                        2002           %            2001            %             2000          %
                                                 -------------------------   --------------------------    ------------------------
Domestic Branches                                                  (in thousand of Euros except percentages)
Agriculture, hunting, fishing and forestry:            109,490        0.53         166,753         0.86          129,789       0.78
Mining                                                 349,726        1.68          89,129         0.46          119,819       0.72
Manufacturing:
  Textiles, leather and clothing                       375,776        1.80         364,640         1.87          488,920       2.92
  Food, beverage an tobacco                            303,508        1.46         239,583         1.23          236,434       1.41
  Metal products, machines and vehicles                260,755        1.25         258,586         1.33          278,182       1.66
  Chemical                                             109,496        0.53         207,598         1.07           69,868       0.42
  Wood and cork                                        119,662        0.57         176,728         0.91          156,712       0.94
  Paper and publishing                                 204,007        0.98         115,295         0.59          115,509       0.69
  Basic metallurgy                                     101,215        0.49         127,998         0.66          113,188       0.68
  Non-metal minerals                                   139,252        0.67         153,767         0.79          100,842       0.60
  Other                                                 18,561        0.09           4,227         0.02            9,566       0.06
Commerce, restaurants and hotels                     1,301,629        6.25       1,823,321         9.37        1,993,144      11.92
Construction and public works                        2,101,488       10.09       2,034,716        10.45        1,377,170       8.24
Services                                             1,536,768        7.38       1,144,512         5.88          664,575       3.97
Electricity, water and gas                             289,417        1.39         150,543         0.77          185,645       1.11
Transportation, shipping and communications            858,540        4.12         426,033         2.19          280,143       1.68
Financial Institutions                                 495,307        2.38         278,028         1.43          242,449       1.45
Other Activities                                       455,919        2.19         362,059         1.86          214,244       1.28
Consumer loans :
  Mortgages                                          7,859,748       37.72       6,488,752        33.33        6,495,606      38.84
  Others                                             2,744,135       13.17       2,524,502        12.97        1,529,077       9.14
Foreign loans and other                              1,102,849        5.29         892,141         4.58          604,067       3.61
                                                 -------------------------   --------------------------    ------------------------
Domestic Total                                      20,837,248      100.00      18,028,911        92.61       15,404,949      92.12
Foreign Branches (1)                                        --          --       1,438,070         7.39        1,317,673       7.88
                                                 -------------------------   --------------------------    ------------------------
Total                                               20,837,248      100.00      19,466,981       100.00       16,722,622     100.00

(Less):
Specific Allowances for Loan Losses                   (198,777)                   (226,596)                     (257,879)
General Allowances for Loan Losses                    (314,439)                   (357,841)                     (375,321)
                                                                             -------------                 -------------

TOTAL                                               20,324,032                  18,882,544                    16,089,422
                                                                             =============                 =============

    Home Office                                                            At December 31,
    -----------                                  -------------------------------      -------------------------------
                                                          1999               %                 1998               %
                                                 -------------------------------      -------------------------------
Domestic Branches                                             (in thousand of Euros except percentages)
Agriculture, hunting, fishing and forestry:             73,069              0.67             60,215              0.69
Mining                                                  15,802              0.14             15,847              0.18
Manufacturing:
  Textiles, leather and clothing                       325,077              2.98            334,619              3.83
  Food, beverage an tobacco                            128,445              1.18            142,681              1.63
  Metal products, machines and vehicles                151,096              1.38            130,091              1.49
  Chemical                                             100,677              0.92             79,264              0.91
  Wood and cork                                         97,769              0.90            103,925              1.19
  Paper and publishing                                  43,211              0.40             51,775              0.59
  Basic metallurgy                                      70,794              0.65             75,423              0.86
  Non-metal minerals                                    81,563              0.75            155,455              1.78
  Other                                                 43,485              0.40             11,527              0.13
Commerce, restaurants and hotels                     1,336,275             12.25          1,206,966             13.81
Construction and public works                          863,474              7.91            644,791              7.38
Services                                               360,137              3.30            555,546              6.36
Electricity, water and gas                             115,382              1.06             43,745              0.50
Transportation, shipping and communications             97,325              0.89             76,775              0.88
Financial Institutions                                 274,434              2.52            316,358              3.62
Other Activities                                        69,627              0.64             80,283              0.92
Consumer loans :
  Mortgages                                          3,956,789             36.26          2,993,341             34.25
  Others                                             1,158,264             10.62            753,000              8.62
Foreign loans and other                                698,377              6.40            137,224              1.57
                                                 -------------------------------      -------------------------------
Domestic Total                                      10,061,072             92.21          7,968,851             91.17
Foreign Branches (1)                                   850,086              7.79            771,546              8.83
                                                 -------------------------------      -------------------------------
Total                                               10,911,158            100.00          8,740,397            100.00

(Less):
Specific Allowances for Loan Losses                    (249,435)                           (316,548)
General Allowances for Loan Losses                     (161,482)                            (93,669)
                                                  -------------                       -------------

TOTAL                                                10,500,241                           8,330,180
                                                  =============                       =============

(1) At December 31, 2002 the loans of the foreign branches are considered in the appropriate business sector.

            Maturity Analysis

            The following table analyzes the maturity of the Totta Group's gross loans to its customers at December 31, 2002:

                                                    Non-         Due           Over 1
                                                 Performing     Within       but Within        Over
                                                  Loans (1)     1 year         5 years        5 years         Total            %
                                                 ----------    ---------     ----------      ---------      ----------      -------
                                                                                  (Thousand of Euro)
Total Loans
     Agriculture, hunting, fishing and forestry      9,249        52,896         30,129         17,216         109,490         0.53%
     Mining                                          3,008       307,077         29,341         10,300         349,726         1.68%
     Manufacturing                                  33,826     1,035,173        459,442        103,791       1,632,232         7.83%
     Commerce, restaurants and hotels               31,269       950,297        216,733        103,330       1,301,629         6.25%
     Real-estate constructions                      40,040     1,140,322        868,976         52,150       2,101,488        10.09%
     Financial institutions                             90       346,660        113,738         34,820         495,307         2.38%
     Real-estate - mortgages                       163,699       315,952        163,591      7,216,506       7,859,748        37.72%
     Installment loans to individuals               71,254       574,198        640,227      1,458,456       2,744,135        13.17%
     Other Activities                               60,884     1,617,078        811,434        651,248       3,140,644        15.07%
     Foreign loans and other                         6,209       255,910        501,993        338,737       1,102,849         5.29%
                                                   -------     ---------      ---------      ---------      ----------      -------
Total Loans                                        419,528     6,595,563      3,835,604      9,986,554      20,837,248       100.00%
                                                   =======     =========      =========      =========      ==========      =======

(1) As defined by the Bank of Portugal to include only that portions of principal and interest that is past due.

            At December 31, 2002, around 47.92% of total loans had a final maturity of over five years, with a further 18.41% maturing between one and five years, reflecting the large proportion of mortgages in the group's loan book.

            Other than for mortgage loans, the majority of the Totta Group's loans mature within one year. It is common, based upon customer needs, that upon maturity, these loans will be rolled over into new one-year loans. Totta reevaluates borrower creditworthiness, including the client's existing outstanding debt, the quality of any guarantees provided and current economic conditions before considering revolving existing loans. Due to the rollover of the majority of such loans, the Totta Group does not anticipate a material impact on its liquidity over the renewal period.

            Specific and Other Allowances for Loan Losses

            The Totta Group's specific allowance for loan losses required by the Bank of Portugal amounted to Euro 198,777 thousand at December 31, 2002, compared to Euro 226,596 thousand at December 31, 2001. As a percentage of lending at year-end, this allowance represented 0.95% at December 31, 2002, 1.16% at December 31, 2001.

            With effect from June 30, 1995 the Bank of Portugal established the rules for the calculation of specific provisions based on the year-end analysis of overdue amounts including the related non overdue amounts to cover specific credit risks.

            The following table shows the minimum levels of allowances required to be maintained by the Totta Group for compliance with the Bank of Portugal guidelines.

                                                                            Allowances (at December 31, 2002)
                                                         --------------------------------------------------------------------------
Class of Overdue Debt                                        I            II         III           IV           V           Total
---------------------                                    ----------   ----------  ----------   ----------   ----------   ----------
                                                                                   (in thousands of Euros)
Overdue loans and interest due

Secured loans                                                   --       13,491      79,094      165,727       11,378      269,690
Specific Allowance required                                     --        1,349      19,774       75,437        5,689      102,248
Unsecured loans                                             29,353        9,082      54,215       34,785       22,403      149,838
Specific Allowance required                                    294        2,271      23,918       34,785       22,403       83,670
                                                         ----------   ----------  ----------   ----------   ----------   ----------
  Total specific allowance required for Overdue credit
    and interest                                               294        3,620      43,692      110,222       28,092      185,918

Allowance for credit of doubtful collections                                                                                 8,998
Allowance for country risk                                                                                                   3,861
                                                                                                                         ----------
Total specific allowance required by Bank of Portugal                                                                      198,777

Allowance for general risks required by Bank of Portugal                                                                   207,050
Additional allowances recorded by the Bank                                                                                 107,389
                                                                                                                         ----------
Total allowances for other credit risks                                                                                    314,439
                                                                                                                         ----------
Total allowances                                                                                                           513,216
                                                                                                                         ==========

            The sufficiency of the allowance for general credit risks, calculated using fixed ratios, is assessed by management on the basis of historical loss rates for smaller-balance loans and evaluation of estimated losses inherent to loans classified into certain risk categories. This assessment also takes into consideration an analysis of the loan portfolio concentration, economic trends and regulatory restrictions, among other.

            Totta believes that the provisions that have been set aside are sufficient to cover estimated losses on the loan portfolio.

            The following table shows an analysis of the Totta Group's allowances for loan losses for each of the last five years:

                                                                                     At December 31,
                                                        -------------------------------------------------------------------------
                                                            2002            2001            2000           1999           1998
                                                        -----------     -----------     -----------     ----------     ----------
                                                                                     (Thousand of Euros)
Allowance for:
  Overdue loans and interest due credits of
   doubtful collection and country risk                     198,777         226,596         257,879        249,435        316,548
  General credit risks and general banking risks            314,439         357,841         375,321        161,482         93,669
  Total Allowance                                           513,216         584,437         633,200        410,917        410,217
 Overdue loans and interest due credits of
  doubtful collection and country risk:
 Beginning Allowances                                       226,596         257,879         249,435        316,548        378,433
  Allowance made net of reversals                           113,940          99,220          52,484         64,988        113,068
  Increase due to participation's acquisitions                  (39)             --          22,630             --             --
  Charge-offs against allowances                           (142,254)       (131,297)        (69,832)      (128,670)      (164,119)
  Transfers to or from:                                          --
    General risks and general credit risk fund                2,513           1,860           1,686          4,844         (4,639)
    Allowance for investment securities                          60              --              --             --             --
    Allowance for applications in credit institutions            --            (124)            (70)       (11,298)        (5,741)
    Allowance for real estate losses                           (609)             --              --             --             --
    Other adjustments                                        (1,430)           (942)          1,546          3,023           (454)
    Net change                                              (27,819)        (31,283)          8,444        (67,113)       (61,885)

Final Specific Allowances                                   198,777         226,596         257,879        249,435        316,548
General credit risks and general banking risks:
  Beginning Allowances                                      357,841         375,321         161,482         93,669         78,246
  Allowance made net of reversals                           (32,975)        (22,385)        173,706         71,010         12,914
  Increase due to participation's acquisitions                   (1)             --          42,188             --             --
  Charge-offs against allowances                               (854)           (701)         (2,514)            --             --
  Transfers                                                  (8,826)          5,449          (4,564)        (2,384)         4,903
  Other adjustments                                            (746)            157           5,023           (813)        (2,394)
  Net change                                                (43,402)        (17,480)        213,839         67,813         15,423
Final General Allowances                                    314,439         357,841         375,321        161,482         93,669

Average loans gross                                      19,748,067      17,595,864      12,276,429      9,693,284      8,225,107
Net charge-offs as a percentage of average loans               0.72%           0.75%           0.59%          1.33%          2.00%
Total allowance as percentage of average loans
  at end of period                                             2.60%           3.32%           5.16%          4.24%          4.99%

            The total allowance as a percentage of average loans has declined from 3.32% in 2001 to 2.60% in 2002. This is attributable to a general improvement in loan quality, with loans past due as a percentage of total loans declining from 2.48% in 2001 to 2.01% in 2002 and also the increase in charge off's from Euro 131.9 million in 2001 to Euro 142.3 million in 2002. In 2002, the Group continued to reduce exposure in small and medium sized companies with a higher risk, and increased exposure to mortgages and large companies with lower credit risk. As a result of this change, lesser provisions were required in 2002 when compared with previous years.

            The Totta Group's specific allowance for overdue loans and interest due, reflect Bank of Portugal requirements to provide specific amounts as a percentage of total overdue payments on loans. Consequently, the allocation of the total specific allowances among the various categories of loans will generally reflect the various percentages of non-performing loans by category in relation to total non-performing loans as set forth above under "Specific and Other Allowances for Loan Losses".

            The following table reflects the Bank's allowance related to guarantees (in thousands of Euros), amounting to Euro 14.7 million at December 31, 2002.

                                             At December 31,
                                 ------------------------------------------
                                  2002     2001     2000     1999     1998
                                 ------   ------   ------   ------   ------

Banco Totta & Acores              9,628    9,156   11,532   12,880   11,114
Credito Predial Portugues         2,182    2,061    2,240    2,225    2,075
Banco Santander Portugal          2,069    1,439    1,520       --       --
Other                               330       --       72       --       --

                                 ------   ------   ------   ------   ------
Total allowance for guarantees   14,209   12,656   15,364   15,105   13,189
                                 ======   ======   ======   ======   ======

            The following table analyzes the Totta Group's loans charged-off and recoveries during each of the following years by type of customer:

                                                                           At December 31
                                             --------------------------------------------------------------------------
                                                       2002                      2001                     2000
                                             ------------------------  -----------------------  -----------------------
                                             Charged off   Recoveries  Charged off  Recoveries  Charged off  Recoveries
                                             -----------   ----------  -----------  ----------  -----------  ----------
                                                                       (in Thousands of Euros)
Domestic Branches
Agriculture, hunting, fishing and forestry        1,077         230          689         566       1,741       5,138
Mining                                              274         191          147           5          65          60
Manufacturing
    Textiles, leather and clothing                7,229       5,438       28,155       2,876      18,615         254
    Food, beverage an tobacco                     2,352       1,092       12,450       1,743      11,677         449
    Metal products, machines and vehicles        19,100       1,604        2,849          66       3,297          65
    Chemical                                      6,504         163          215           1         304          25
    Wood and cork                                 2,319       2,358        4,887         679       1,023         294
    Paper and publishing                            710          16          181          31         858          50
    Basic metallurgy                             10,693         632        1,900       2,087       1,053       1,521
    Non-metal minerals                              463         491        1,062         133         279          10
    Other                                         3,073         660        2,160         660          20          --
Commerce, restaurants and hotels                 17,468       5,935       30,372       7,995      16,211       8,839
Construction and public works                     5,126       4,250        9,360       1,396       3,367       1,536
Services                                          4,240         892        3,407       3,846       1,052       1,496
Electricity, water and gas                          622           7           81           4          --          10
Transportation, shipping and
    communications                                1,801          47        1,430         381         239         175
Financial Institutions                            7,219          54           --          --          20          --
Other Activities                                  8,957       1,333        3,145         406         444         753
Consumer loans :                                     --          --           --          --          --          --
    Mortgages                                    17,833       2,929           --          --          --          --
    Others                                       23,534       6,343       23,336       7,360       7,911       1,312
                                                -------      ------      -------      ------      ------      ------
Domestic Total                                  140,594      34,665      125,826      30,235      68,176      21,987
Foreign Branches                                  1,660          --        5,471          --       1,656          --
                                                -------      ------      -------      ------      ------      ------
Total                                           142,254      34,665      131,297      30,235      69,832      21,987
                                                =======      ======      =======      ======      ======      ======

                                                             At December 31
                                             ------------------------------------------------
                                                      1999                     1998
                                             -----------------------  -----------------------
                                             Charged off  Recoveries  Charged off  Recoveries
                                             -----------  ----------  -----------  ----------
                                                          (in Thousands of Euros)
Domestic Branches
Agriculture, hunting, fishing and forestry        494         289        2,294          20
Mining                                            683           5          115          --
Manufacturing
    Textiles, leather and clothing             20,715       1,861        9,347         150
    Food, beverage an tobacco                   6,180         604       12,315       5,108
    Metal products, machines and vehicles      12,944           5        4,803          --
    Chemical                                    1,287         155        6,160         130
    Wood and cork                               4,245         514        4,963       2,070
    Paper and publishing                        1,890         105          878       1,576
    Basic metallurgy                              444          25        1,232          40
    Non-metal minerals                          1,287          40        1,142          35
    Other                                       1,162       2,664        3,242         185
Commerce, restaurants and hotels               32,502       2,674       41,146         868
Construction and public works                  13,223         200       15,962         389
Services                                        2,639       3,581       14,749         329
Electricity, water and gas                         --          --           --          --
Transportation, shipping and
    communications                                713          65        2,594          60
Financial Institutions                          1,696       2,544       22,271          --
Other Activities                                5,048      16,515          349          --
Consumer loans :
    Mortgages                                      --          --           --          --
    Others                                     16,206       2,287       20,471         823
                                              -------      ------      -------      ------
Domestic Total                                123,358      34,133      164,033      11,783
Foreign Branches                                5,312          --           85          --
                                              -------      ------      -------      ------
Total                                         128,670      34,133      164,118      11,783
                                              =======      ======      =======      ======

            The above table does not reflect any charge-offs and recoveries for mortgage loans because upon default the amount of the mortgage loan is extinguished, and the mortgaged property repossessed is recorded in the Totta Group's balance sheet within the caption "Other Assets" at the amount of the then outstanding mortgage loan, with a provision recorded for a potential loss when the anticipated realizable property value is lower than the amount of the then outstanding mortgage loan recorded.

            Non-performing Loans

            In accordance with the requirements of the Bank of Portugal non-performing loans are defined to include only that portion of principal or interest on loans which has become due and has not been paid within 30 days. All such past due loans are deemed non-performing and are accounted for on a non-accrual basis, except mortgage loans, with interest thereon and other amounts due thereon accounted for as and when received.

            The evolution of the non-performing loans of the Totta Group in absolute terms and as a percentage of total loans over the last five years (in thousands of Euro, except percentages) is as follows:

                  Total Loan            Loans Past Due (Principal and Interest)
                                 -------------------------------------------------------    Portuguese     Foreign Risk   Loans Past
At December 31,    Portfolio      Portugal                    Foreign Branches              Past Due As    Risk Past Due    Due As %
---------------  -------------   -------------------------------------------------------   As % of Total    % of Total     of Total
                                                  Portuguese Risk        Foreign Risk          Loans           Loans         Loans
                                                  --------------------------------------   -------------   -------------  ----------
      1998          8,740,396          406,147                   --              8,295           4.65%           0.09%       4.74%
      1999         10,911,158          341,866                   --              6,848           3.13%           0.06%       3.20%
      2000         16,722,622          478,948                   --              9,016           2.86%           0.05%       2.92%
      2001         19,466,981          474,855                   --              7,851           2.44%           0.04%       2.48%
      2002         20,837,248          413,679                   --              5,849           1.99%           0.03%       2.01%

            The Bank of Portugal requirements as described above do not include as non-accrual loans the remaining principal balance of non-performing loans not yet due and the restructured loans, as would be required under the classification of non-accrual loans by the Securities and Exchange Commission (the "Commission"). However, the Group has estimated, as set forth in Note 27 a) to the Totta Consolidated Financial Statements, the amount of such loans which would have been so reported.

                                                               December 31,
                                                 ----------------------------------------
                                                   2002            2001            2000
                                                 --------        --------        --------
                                                           (Thousands of Euro)
Installments past due of loans                    419,528         482,706         487,964
Outstanding principal of loans that
  have past due installments (1)                   35,507          34,327          23,753
Restructured loans and other impaired loans       312,887         299,474         147,113
                                                 --------        --------        --------
                                                  767,922         816,507         658,830
Valuation allowance on impaired loans            (302,305)       (385,155)       (434,972)

                                                 --------        --------        --------
Net exposure                                      465,617         431,352         223,858
                                                 ========        ========        ========

Total impaired loans as a percentage of
  total gross loans                                  3.69%           4.19%           3.94%
Total allowances as a percentage of
  impaired loans                                     66.8%           71.6%           96.1%

(1) Corresponds to the principal amount of those loans granted to clients included in the allowances for credits of doubtful collection.

            The following table analyzes the Totta Group's principal not yet due of loans included in the allowance for credits of doubtful collection as described in Note 2 c) ii) to the Totta Consolidated Financial Statements:

                                                        At December 31,
                                                 ------------------------------
                                                  2002        2001        2000
                                                 ------      ------      ------
                                                    (in thousands of Euros)

Agriculture, hunting, fishing and forestry          258         485       1,342
Mining                                               48          70         249
Manufacturing
    Textiles, leather and clothing                1,415       2,227       2,439
     Food, beverage and tobacco                     113         657         424
     Metal products, machines and vehicles          118         610         604
     Chemicals                                       15          96          25
    Wood and cork                                   549         526         693
    Paper and publishing                             64       1,691         180
    Basic metallurgy                                124         272          30
    Non-metal minerals                            1,516         124         110
    Other                                           320         896         359
Commerce, restaurants and hotels                  5,014       4,330       3,212
Construction and public works                     9,558       1,874       1,561
Electricity, water and gas                            3          --          --
Services                                            420       3,729       3,831
Transportation, shipping and communications          92         929         474
Financial institutions                              476           5          45
Other activities                                  5,329       6,412         254
Consumer loans                                       --
    Mortgages                                        --          53          --
    Others                                       10,074       9,341       7,921
                                                 ------      ------      ------
 Total                                           35,506      34,327      23,753
                                                 ======      ======      ======

            Cross-Border Outstandings

            The following table sets forth as of the end of the years indicated, the aggregate amount of the Totta Group's cross-border outstandings (including loans, interest-earning deposits with other banks, acceptances and other monetary assets denominated in a currency other than local currency) to borrowers outside of Portugal where outstandings in the borrower's country exceeded 1.0% of the Totta Group's total assets.

                                   Banks and        Commercial
                                 other financial    Industrial                       % of Total
                    Goverments    institutions      and other          Total           Assets
                    ----------   ---------------    ----------       ---------       ----------
                                       (Thousands of Euro, except percentage)
1998

United Kingdom             --        247,035           28,407          275,442            1.58%
United States          74,261        125,951           41,081          241,293            1.39%
France                  4,285        105,137           14,236          123,658            0.71%
                      -------        -------        ---------        ---------         -------
                       78,546        478,123           83,724          640,393            3.68%
                      =======        =======        =========        =========         =======
1999

United States              --        185,383           73,742          259,125            1.42%
Italy                      --        207,380           20,057          227,437            1.25%
United Kingdom         19,952        334,389           65,916          420,257            2.30%
                      -------        -------        ---------        ---------         -------
                       19,952        727,152          159,715          906,819            4.97%
                      =======        =======        =========        =========         =======
2000

United States              --        202,138          764,622          966,760            4.23%
United Kingdom          2,689        242,451           31,903          277,043            1.21%
Germany                    --        218,588               95          218,683            0.96%
                      -------        -------        ---------        ---------         -------
                        2,689        663,177          796,620        1,462,486            6.40%
                      =======        =======        =========        =========         =======
2001

United States              --        113,030          394,788          507,818            1.88%
France                     --        114,603               --          114,603            0.43%
United Kingdom             --         43,766               --           43,766            0.16%
Italy                      --         11,347               --           11,347            0.04%
                      -------        -------        ---------        ---------         -------
                           --        282,746          394,788          677,534            2.51%
                      =======        =======        =========        =========         =======
2002

Spain                      --        305,902           23,686          329,588            1.24%
United Kingdom             --        117,512           32,469          149,981            0.57%
Italy                      --        145,265               --          145,265            0.55%
Germany                    --        141,000               --          141,000            0.53%
Netherlands                --             --          115,007          115,007            0.43%
United States              --            858           58,409           59,267            0.22%
                      -------        -------        ---------        ---------         -------
                           --        710,537          229,571          940,108            3.55%
                      =======        =======        =========        =========         =======

            Provisions for Country Risk

            The loan portfolio of the Totta Group includes loans to countries considered to be of risk. As of December 31, 2002, these loans amounted to Euro 27,414 thousand and the Totta Group had recorded allowances to cover potential realization problems for those credits. Management believes that the allowances recorded are adequate to cover the potential losses that the Totta Group may incur relative to these loans.

            The following table sets forth information relating to the Totta Group's exposure and provisions for loans to developing countries as at December 31, 2002:

                                          Gross                              Net
                                         exposure          Bank's          exposure
              Country                     amount         provisions         amount
------------------------------------   ------------  -----------------  ---------------
                                                      (in thousands of Euros)
Bahamas                                      22,156            (2,216)          19,940
Macao                                         1,028              (103)             925
Guinea-Bissau                                 1,025              (512)             513
Venezuela                                       619              (309)             310
Malaysia                                        600               (60)             540
South Africa                                    397               (99)             298
Angola                                          391              (195)             196
Algeria                                         335              (168)             167
Brazil                                          311               (78)             233
Cape Verde                                      292               (73)             219
Chile                                           141               (14)             127
Israel                                           46                (5)              41
Mozambique                                       35               (17)              18
Other                                            38               (12)              26
                                       ------------    --------------   --------------
                                             27,414            (3,861)          23,553
                                       ============    ==============   ==============

            Liabilities

            Deposits

            The following tables analyze the level of customers' funds (including certificates of deposits) for the years indicated:

                                                                 At December 31,
                                                   --------------------------------------------
                                                       2002           2001           2000
                                                   -------------- -------------- --------------
Number of branch locations                                   586            581            573
Number of accounts                                     2,673,074      3,038,303      2,452,519
Customers funds (thousands of Euro)                   14,593,360     16,046,993     14,072,899
Average customers' funds per
   account (Euro)                                          5,459          5,282          5,738
Average customers' funds per
   Branch (thousands of Euro)                             24,903         27,620         24,560
Foreign office deposits (thousands of Euro)            1,321,320      1,715,052      1,627,573
Office deposits exceeding $100,000
(thousands of Euro) (1)                                4,750,869      3,444,871      1,169,295

(1) At December 31, 2002 and 2001, this amount includes all deposits exceeding $100,000.

      At December 31, 2000, this amount included only foreign office deposits

            The Banks main source of funding is a well diversified portfolio of time deposits and very significant amount of demand deposits, possible through the expansion of the Totta branch network and through the offering of innovative and competitive products specifically designed for the Bank's customers.

            The most important component of Totta's deposits has been domestic, both for time and savings deposits.

            At December 31, 2002, the maturities of customers' funds were as follows :

                             Current           Time           Debt            Saving
                            deposits         deposits     certificates       deposits         Others           Total
                           ---------        ---------     ------------      ---------        -------        ----------
                                                              (in thousands of Euros)
Up to 3 months             5,122,197        5,731,900         40,050          562,698         23,453        11,480,298
3 to 12 months                    --        2,253,633         76,987          512,196         43,619         2,886,435
More than 12 months               --          137,248             --            8,918         80,461           226,627
                           ---------        ---------        -------        ---------        -------        ----------
Total                      5,122,197        8,122,781        117,037        1,083,812        147,533        14,593,360
                           =========        =========        =======        =========        =======        ==========

            The following table analyses the average amount and the average rate paid on deposits as of such dates:

                                                                      December, 31
                               --------------------------------------------------------------------------------------------
                                             2002                          2001                          2000
                               ------------------------------  ------------------------------ -----------------------------
                                   Average        Average          Average        Average        Average        Average
                                   amount          rate            amount          rate           amount         rate
                               ------------------------------  ------------------------------ -----------------------------
Current deposits                     5,623,811     1.29%            5,152,856      1.49%         3,558,459       1.00%
Time deposits                       11,140,028     3.03%           10,250,748      4.28%         6,503,726       4.54%
Saving deposits                      1,096,615     2.20%            2,246,040      3.80%         3,394,395       2.29%
Debt certificates                      214,280     4.50%              562,548      2.75%           118,769       1.06%
Other                                  195,091     0.05%              308,630      0.12%            72,181       0.17%

            Short-Term Borrowings

            Information on the Bank's short - term borrowings is summarized below:

                                                         2002             2001            2000
                                                    -------------    -------------    ------------
Interbank money market deposits
  Maximum value at any
month end                                               339,000          165,458        1,402,226
  December value                                        229,000          120,000          168,254
  Average value                                         189,942           75,363          569,625
  Interest                                                6,837            3,297           19,274
  Yield (weighted average rate)                           3.60%            4.37%            3.38%

Securities sold under
   Repurchase agreement
  Maximum value at any
     month end                                          330,414          588,626          826,832
  December value                                        252,072          268,661          652,294
  Average value                                         241,509          227,007          537,841
   Interest                                               2,318            4,299           22,032
   Yield (weighted average rate)                          0.96%            1.89%            4.10%

Discount, and other borrowings
   Maximum value at any
     month end                                        1,551,658        1,307,736          937,052
   December value                                       314,726          358,526          104,494
   Average value                                        447,929          365,003          619,504
   Interest                                              10,847            3,881           24,316
   Yield (weighted average rate)                          2.42%            1.06%            3.93%

Bonds issued
    Maximum value at any month end                      755,817          363,492           40,774
    December value                                      755,817          363,492           40,774
Average value                                           452,114          202,133           40,774
   Interest                                              30,431           11,116            1,905
    Yield (weighted average rate)                         6.73%            5.50%            4.67%

ITEM 5. Operating and Financial Review and Prospects

      A.    Operating Results

            The Portuguese Economy

            The Portuguese economy in 2002 finally began the required correction of its main imbalances, namely of the wide public fiscal deficit. The figure for 2001 was eventually calculated at 4.1% of GDP, the largest deficit in the euro area and clearly above the 3.0% limit set in the Stability and Growth Pact. The new Government, which came into power in April 2002, announced the freezing of expenditure and an increase in the VAT normal tax rate in 2 percentage points, in order to bring down the fiscal deficit to 2.8% of GDP.

            Simultaneously, and for the third consecutive year, Portuguese households have privileged savings, in order to accommodate the sharp increase in indebtedness of previous years. Investment contracted sharply, in view of weaker construction activity both in terms of public works and housing.

            Exports have remained dynamic, despite the slower growth in the euro area, which accounts for 80% of Portuguese exports, and stronger wage increases in Portugal. Thus, Portuguese exports gained market share one year more. Imports contracted slightly, in view of the deceleration of private consumption and investment.

            The external deficit narrowed significantly, also due to higher transfers from the European Union, but remained still in high levels. Thus, external indebtedness continued to increase, through the banking sector, which, between December 2001 and December 2002 increased its external debt by Euro 8 billion. By the end of 2002, the external debt of the banking sector surpassed 33% of GDP and financed 23% of all bank credit.

            Inflation decelerated moderately, to 3.6%. As in other Euro area countries, there was a significant impact from the introduction of the euro notes and coins. Inflation benefited from the slower growth of food prices, which even offset part of the impact of the increase of VAT tax rate. The inflation differential with the euro area narrowed, to 1.4 percentage points, but remains in high levels, negatively affecting competitiveness.

            The labor market continued to reflect weaker economic activity, with unemployment rising to 6.2% in the fourth quarter, the highest in four years. However, despite slowing down, wage increases continued to advance faster than warranted by productivity growth.

            Critical Accounting Policies

            Notes 1 and 2 to the Consolidated Financial Statements contain a summary of the significant accounting policies. Certain of these policies require management to make difficult, complex or subjective judgments. Following our accounting procedures, these judgments are made according to the guidance of the regulatory authorities and are disclosed in the notes to the financial statements. We believe that of our significant accounting policies, the following may involve a certain degree of judgment:

            Trading derivative instruments

            These financial instruments are valued at fair value, which requires some subjective decisions when there is not a ready market. In order to estimate fair value of derivative instruments, management applies valuation techniques that incorporate assumptions about interest rates, default, prepayment and volatility.

            Allowances for loans

            In order to determine if the allowance for other credit risks is sufficient to provide for the impairment of:

            - Large groups of smaller-balance homogeneous loans, like consumer loans, credit cards and mortgage loans,

            - Restructured loans and other impaired loans that are not yet overdue,

            management has to use judgment in identifying those loans that are to be evaluated for collectibility and also to estimate the amounts that will not be collected. To perform these estimates management uses all information available about the clients, including but not limited to their current financial condition, trends of their economic sector, historical payment experience and fair value of any collateral obtained. For smaller-balance loans, historical loss rates adjusted by current trends and conditions are also considered.

            As a result of this analysis, management determines the additional allowances to be recorded as compared with the minimum allowances required by Bank of Portugal, which are provided for under the caption Loans, net - Allowance for specific credit risks.

            Provisions for tax and litigation contingencies

            For estimating the amount of the liabilities that have been incurred at the date of the financial statements relating to litigation and tax assessments, management uses all the information available, including opinions or views of the legal counsels and advisers.

            Valuation of unlisted securities

            In order to determine if allowances for unlisted securities are required, the Bank uses valuation techniques that incorporate assumptions about interest rates, default, prepayment and volatility.

            Goodwill

            Under Portuguese GAAP, goodwill arising on acquisitions may be written-off directly against reserves without an income statement effect. Until December 31, 2001, for the purpose of the reconciliation to U.S. GAAP, the goodwill arising on acquisitions was reclassified as an intangible asset and amortized over a maximum period of 20 years. On January 1, 2002, for this purpose, the Bank adopted SFAS 142, which establishes that goodwill, including previously existing goodwill, is not amortized but rather tested for impairment. Therefore, goodwill is reviewed for impairment on an annual basis and any impairment is recorded in the income statement. The impairment test is made using several methods, including multiples of earnings and of book value.

            Results of Operations - Three Year Period Ended December 31, 2002

            Net Income

            The Net income is affected by a number of factors, including: the volume of business; adverse economic conditions; interest margins; changes in the mix of assets and liabilities; provisions for losses on loans and securities; capacity to generate non-interest income; ability to control operating expenses and the level of income taxes. The following table summarizes the principal components of our net income for the periods under review:

                                     2002               2001               2000
                                  ----------         ----------         ----------
                                               (in thousands of Euros)
Interest income                    1,219,481          1,418,607          1,016,800
Interest expense                    (592,156)          (709,786)          (506,662)
                                  ----------         ----------         ----------
Net interest income                  627,325            708,821            510,138
Provisions for loan losses           (80,965)           (76,835)          (226,190)
Other operating income               344,256            278,278            376,193
Other operating expenses            (637,592)          (671,227)          (579,664)
                                  ----------         ----------         ----------
Income before taxes                  253,024            239,037             80,477
Income tax expenses                  (47,453)           (38,199)           (16,900)
                                  ----------         ----------         ----------
Net income                           205,571            200,838             63,577
                                  ==========         ==========         ==========

            2002 compared to 2001

            Net income for 2002 increased 2.4% to Euro 206 million from Euro 201 million in the previous year. In 2001, net income included, for the first time, the operations of Totta, Credito Predial Portugues, Banco Santander Portugal and Banco Santander de Negocios Portugal. Since the new group organizational structure was completed by the end of December 2000, the consolidated net income for the year then ended does not reflect Banco Santander Portugal and Banco Santander de Negocios Portugal operations during 2000.

            Due to an increasingly unfavourable economic environment and weak capital markets during 2002, and the Group's strategy to focus on lower risk segments, Net interest income was Eur 627.3 million at the end of 2002, compared to Eur 708.8 million in 2001. As a result of the growth in investment funds, Other operating income increased 23.7% in 2002, reaching Eur 344.3 million. The decrease in net interest income reflects a macroeconomic environment of decreasing interest rates, the decrease of the average deposit funding base and the focus on less riskier credit segments, like mortgage credits and credits to large corporations. Provisions for loan losses in 2002 were in line with the previous year, as a result of a general improvement in loan quality and the focus on mortgage credits and large corporations with lower risk, together with a reduction in the exposure in certain economic sectors with higher credit risk.

            2001 compared to 2000

            Net income for 2001 increased substantially to Euro 201 million from Euro 64 million in the previous year. In 2001, net income included, for the first time, the operations of Totta, Credito Predial Portugues, Banco Santander Portugal and Banco Santander de Negocios Portugal. Since the new group organizational structure was completed by the end of December 2000, the consolidated net income for the year then ended does not reflect Banco Santander Portugal and Banco Santander de Negocios Portugal operations during 2000.

            The growth in Net interest income reflects mainly the increased activity experienced during 2001 and better asset and liability management, combined with more efficient interest rate risk management. Strict lending criteria were adopted, as well as a split between the risk analysis and the commercial activity.

            Net Interest Income

            The following table shows the contribution of our largest companies to consolidated net interest income in 2002, 2001 and 2000:

                                                    2002            %           2001             %           2000             %
                                                  -------        -------       -------        -------       -------        -------
                                                                     (Thousands of Euros, except percentages)
Banco Totta & Acores, S.A                         263,945          42.07       291,507          41.13       311,660          61.09
Credito Predial Portugues, S.A                    214,884          34.25       205,127          28.94       191,399          37.52
Banco Santander Portugal, S.A                     108,511          17.30       101,271          14.29            --             --
Banco Santander de Negocios Portugal, S.A          15,236           2.43        40,104           5.65            --             --
Other                                              24,749           3.95        70,812           9.99         7,079           1.39
                                                  -------        -------       -------        -------       -------        -------
Total Net Interest Income                         627,325            100       708,821            100       510,138            100
                                                  =======        =======       =======        =======       =======        =======

            2002 compared to 2001

            Net interest income slightly decreased in 2002 to Euro 627.3 thousand from Euro 708.8 thousand in 2001. This decrease was mainly driven by:

            o     Change of the credit portfolio mix:

            In anticipation to the unfavourable economic environment, Totta Group focus, in terms of credit policy, moved from higher risk segments, such as consumer credit and small-medium sized corporations, to less risky segments, as mortgage credit and large corporations. These type of segments have much lower spreads than the first ones. From the Group banks, Banco Totta & Acores was the more adversely affected by this shift in the credit portfolio mix due to its previous exposure to the small and medium sized companies.

            o     Decrease of customer deposits:

            In terms of customer resources, Totta Group has given priority to off-balance sheet products, such as investment funds and insurance products; this lead to a decrease of average customer balance sheet deposits, that have been gradually replaced by money market funding and medium-long term funding. The impact of the decrease of customer deposits was stronger in Banco Totta & Acores network due to the importance of the more traditional term deposits within its client base, which lead to a replacement of low cost deposits by money market lines.

            o     Increase of medium-long term funding:

            In order to better balance the maturity of our credits and debits and, therefore, minimize liquidity risk, the bank has issued during 2002, Euro 1,250 million of medium-long term funding with an average spread above Euribor of around 20 bps, which lead to an increase of the average cost of funding. From the banks of the Group Totta was the more adversely affected as it is the one that regularly accesses the interbank market and issues medium and long term notes under its EMTN programme.

            o     Decrease of market interest rates:

            In the context of a less favourable economic environment, interest rates have declined sharply, which had a negative impact in interest margin, given the weight of non-interest rate sensitive liabilities (like sight deposits) when comparing with non-interest rate sensitive assets. As Banco Totta is the bank of the Group with a larger exposure to non-interest bearing sight deposits, once again, it was the more penalized in terms of interest rate margin.

            2001 compared to 2000

            The strong increase in the Group's net interest income is mainly explained by the enlargement of the consolidation perimeter that, from 2001 on, started to include also the net interest income generated by Banco Santander Portugal and Banco Santander de Negocios Portugal.

            Nevertheless, some important business developments also contributed for this growth:

            o Loan portfolio increased around 17%, with focus on large corporations and mortgage credits;

            o     Customer resources grew around 16%;

            o     Proactive revision of loan and deposits interest rates; and

            o More accurate interest rate risk management, under SCH new practices, which lead to a stabilization of spread in a declining interest rate environment.

            Provisions for Losses on Loans and Securities

            The following table shows the contribution of our largest companies to provisions for losses on loans and securities:

                                                      2002          %           2001           %           2000            %
                                                 --------------  --------  --------------  ---------   -------------  ------------
                                                                    (in thousands of Euros, except percentages)
Banco Totta & Acores , S.A.                              23,972      31.2          13,786       18.1         110,543          48.2
Credito Predial Portugues , S.A.                         27,307      35.5          33,677       44.1          72,909          31.8
Banco Santander Portugal, S.A.                           21,727      28.2          14,503       19.0               -             -
Other                                                     3,913       5.1          14,384       18.8          46,090          20.1
                                                 --------------  --------  --------------  ---------   -------------  ------------
Provisions for losses on loans and securities            76,919       100          76,350        100         229,542           100
                                                 ==============  ========  ==============  =========   =============  ============

                                                      2002          %           2001           %           2000            %
                                                 --------------  --------  --------------  ---------   -------------  ------------
                                                                    (in thousands of Euros, except percentages)
Provisions for losses on loans                           80,965     105.3          76,835      100.6         226,190          98.5
Provisions for losses on securities                      (4,046)     (5.3)           (485)      (0.6)          3,352           1.5
                                                 --------------  --------  --------------  ---------   -------------  ------------
                                                         76,919       100          76,350      100.0         229,542           100
                                                 ==============  ========  ==============  =========   =============  ============

            2002 compared to 2001

            Despite the changes in the amount between the Group Totta networks, the total amount of Provisions for losses on loans and securities in 2002 was in line with the previous year. The variation on Provisions for loan losses was mainly due to an increase of the credit portfolio. The decrease of Provisions for losses on securities is a consequence of slight mark to market variations and a decrease in country risk provisions (bonds that required country risk provisions were sold at the beginning of 2002).

            CPP's credit portfolio is focused in mortgage lending, therefore, Banco Totta & Acores and Banco Santander Portugal have been subject to a strong provisioning effort due to their focus, in relative terms, on higher risky segments as consumer and corporate.

            2001 compared to 2000

            Some key factors contributed to the decrease in provisions from 2000 to 2001:

            o In the year 2000, significant provisions were made under SCH new management policy, mainly to cover risks associated with the exposure to small and medium size companies and our activity in Africa;

            o During 2000 and 2001 the risk function was completely restructured (see item 11): i) clear split between the risk analysis and the commercial activity; ii) segregation and separate management of the concession, follow-up and recovery functions; and iii) SCH strict lending criteria was adopted.

            The Bank of Portugal rules require specified levels of provisions for various categories of loans past due and allow a longer period of time before loans must be charged off compared with general U.S. banking practice. Until 2001 the Group generally charged off loans past due only after all possible means of recovery have been fully exploited, even though, in compliance with the Bank of Portugal rules, such loans may already have been 100% provided for. Accordingly, the levels of substandard loans for the Group, and for other Portuguese banks, are higher than the comparable levels for U.S. banks. From 2001 on, non performing loan are charged off immediately after being fully provided for.

            The Bank of Portugal rules for loan provisioning also differs from U.S. GAAP. The Bank of Portugal rules require minimum fixed provisioning ratios in relation to various categories of non-performing loans, and the time period during which such loans have been non-performing, while, under U.S. GAAP, the calculation of such allowances calls for management to estimate losses inherent in the existing loans.

            For loans that have installments past due, management makes an estimate of the total outstanding principal relating to the respective clients that will not be collected. Management also identifies loans that have been restructured and other loans for which there is information indicating that full collection of principal and interest is in doubt, and makes an estimate of the expected losses for each loan. In addition management evaluates the allowances required for large groups of smaller-balance homogeneous loans, like mortgage loans, consumer loans and credit cards and loans to small business companies, based on the loss experience for each segment and on an analysis of samples within each category. As a result of this analysis the Bank estimates the total allowances necessary to provided for loan losses. When this estimate exceeds the minimum provisions required by Bank of Portugal, additional allowances are recorded. As of December 31, 2001 and 2000 these additional provisions amounted to Euro 158,981 thousand and Euro 177,727 thousand, respectively. Therefore, we believe that differences between total allowances recorded by the Bank and those that would be required under U.S. GAAP are not material (see Note 27 a) to the Totta Consolidated financial Statements.

            Other Operating Income

            The following table summarizes the principal components of our other operating income for the period under review:

                                                     2002            %            2001            %           2000            %
                                                   --------       --------      --------      --------      --------      --------
                                                                        (in thousands of Euros, except percentages)
Commissions and fees on banking  operations         155,350           45.1       149,081          53.6        83,540          22.2
Fees for other customer services                     84,537           24.6        70,080          25.2        58,460          15.5
Trading revenue                                      (5,392)          (1.6)      (12,670)         (4.6)           93           0.0
Net (loss)/gain on property and equipment               131            0.0          (582)         (0.2)        1,342           0.4
Net (loss)/gain on investment securities            (29,270)          (8.5)      (27,862)        (10.0)      142,599          37.9
Provisions for losses on securities                   4,046            1.2           485           0.2        (3,352)         (0.9)
Net exchange differences                             73,932           21.5        45,807          16.5        43,530          11.6
Other                                                60,922           17.7        53,939          19.4        49,981          13.3
                                                   --------       --------      --------      --------      --------      --------
Total other operating income                        344,256          100.0       278,278         100.0       376,193         100.0
                                                   ========       ========      ========      ========      ========      ========

            2002 compared to 2001

            Operating income reached Euro 344,256 thousand, as of December 31, 2002, compared with Euro 278,278 thousands in the previous year.

            Continuous management focus on commission income through the launching of new structured products, investment funds and new credit cards, resulted in an increase of 9.5% in the Commissions and fees item, wich represented 45% of total other operating income. This increase resulted mainly from asset management, insurance and corporate finance activities, developed within BSNP, wich represented approximatelly 30% of total Commissions.

            The change in Net loss on investment securities is related to the sale of shares from the investment portfolio in 2002, namely Portugal Telecom, SGPS and EDP - Electricidade de Portugal, S. A..

            The increase in Other of Euro 6,983 thousand is a consequence of recoveries of past-due loans during 2002.

            2001 compared to 2000

            Totta operating income reached Euro 278,278 thousand, as of December 31, 2001. Commissions and fees on banking operations and fees for other customer services increased 54.34% over 2000, reaching Euro 219,161 thousand. This reflects the management focus on commission income, through the cross selling of high valuable services to customers. This policy is being carried out through the launching of new products with a commission strong base embedded, as well as through selling investment funds and enlarging credit cards base.

            The negative trading revenues are related with the deterioration of the capital markets and macroeconomic condition in general. The net loss on investment securities (Euro 27,862 thousand) is mainly explained by the sale of Chemical SGPS to BCP, under the agreement with BCP to split the assets of the former BPSM Group, that included Totta.

            Other Operating Expenses

            The following table summarizes the principal components of our other operating expenses in the period under review:

                                                       2002             %          2001             %           2000            %
                                                      -------        -------      -------        -------      -------        -------
                                                                       (in thousands of Euros, except percentages)
Salaries and other employee benefits                  278,725           43.7      339,174           50.5      237,008           40.9
Other administrative costs                            149,811           23.5      150,040           22.4      138,252           23.9
Minority interest                                      34,290            5.4       36,289            5.4       30,168            5.2
Depreciation                                           60,032            9.4       62,833            9.4       48,515            8.4
Provision for other assets and applications in
  credit institutions                                  29,924            4.7       17,170            2.6       15,697            2.7
Provision for contingent liabilities and
  Losses on derivatives                                16,509            2.6       11,401            1.7       45,545            7.9
Other expenses                                         68,301           10.7       54,320            8.1       64,479           11.1
                                                      -------        -------      -------        -------      -------        -------
Total other operating expenses                        637,592          100.0      671,227          100.0      579,664          100.0
                                                      =======        =======      =======        =======      =======        =======

            2002 compared to 2001

            Comparing to 2001, Other operating expenses decreased by 5% in 2002, mainly in consequence of the decresase in operating costs: salaries and other employee benefits decreased 17.8% during 2002 (represented 43.7% of the total of other operating expenses). This performance is a consequence of new processes and technologic resources adopted, as well as of the personnel reduction and renewal policy in place during the last years.

            2001 compared to 2000

            In 2001, other operating expenses increased by 15.8% when compared to 2000, mainly due to an increase of Euro 102,166 thousand (or 43.1%) in salaries and other employee benefits, which represented 50.5% of the total of other operating expenses at year end. This increase was mainly attributable to the effect of the incorporation of BSP and BSNP, both contributing in the year 2001 with the amount of Euro 81.9 million.

            Income Taxes

            Income taxes in 2002 amounted to Euro 47,453 thousand as compared to Euro 38,199 thousand in 2001. The effective tax rate was 18.75% compared to 15.98% in 2001. The variation from 2001 to 2002 was due to a decrease in the statutory rate (from 35.2% in 2001 to 33% in 2002) in the deduction due to tax adjustments of capital gains, the reduction of provisions taxed in previous years and losses on derivatives temporarily not considered for income tax.

            Net Income Information on U.S. GAAP Basis

            Our Consolidated Financial Statements have been prepared in accordance with Portuguese GAAP, which differs in certain material respects from U.S. GAAP. These differences and their impact on our Consolidated Financial Statements are described in Note 26 to the Totta Consolidated Financial Statements.

            Financial condition

            At December 31, 2002 our assets totaled Euro 26,482,128 thousand, almost at the same level of 2001 year end assets of Euro 26,941,006 thousand. This reflects an increase in loans of Euro 1,441,488 thousand or 7.6% from 2001 and an increase of Euro 371,298 thousand or 21.8% in Securities when compared to 2001 and a decrease in interest earning deposits in other banks of Euro 2,193,431 thousand.

            At December 31, 2002, our loans net of allowances amounted to Euro 20,324,032 thousand (76.7% of total assets) compared to the December 31, 2001 balance of Euro 18,882,544 thousand (70% of total assets). At December 31, 2002, investment securities amounted to Euro 2,069,877 thousand (7.8% of total assets) compared to Euro 1,698,579 thousand (6.3% of total assets) in 2001.

            The decrease of Euro 1,938,512 thousand in total deposits (-9.3%), as a result of the focus, during 2002, on other segments, as investment funds, was the main reason for the decrease of 2.5% in liabilities in December 31, 2002.

            Our total deposits as a percentage of total liabilities were 76.3% at December 31, 2002 and 82% at year-end 2001.

      B.    Liquidity and Capital Resources

            Liquidity and Capital

            In the scope of the restructuring process of Santander Central Hispano Group in Portugal as of 11th September 2000, several changes were made to the management model of Banco Totta & Acores Treasury Department. All Treasury Departments of Banco Totta & Acores, Credito Predial Portugues, Banco Santander Portugal and Banco Santander de Negocios Portugal started to operate under the same management and in the same location. However, each bank had continued to act as an independent legal entity, safeguarding the principles of separate client and own portfolios, through appropriate departments. There is a unified chain of command at the top and also at department level.

            In terms of the organisation of the Treasury & Fixed Income Capital Markets, the structure is the following:

            Treasury Department

            Funding is managed as an overall for the four banks, but with balance sheet operations being accounted by each bank. Four separate accounts are held at the Bank of Portugal. All four banks have direct access to interbank market, nevertheless, mainly BTA and BSP intervene.

            Corporate Desk

            Responsible for the day-to-day business with the retail network of Banco Totta & Acores, Credito Predial Portugues and Banco Santander Portugal, and with the Corporate clients. A unified chain of command at the top of the department, but with salesman allocated by bank.

            Trading and Market Making

            This department is consolidated at Banco Santander de Negocios Portugal, comprising interest rate and foreign exchange risk. All interest rate risk (cash and derivatives), on a trading perspective, are negotiated and accounted by/at Banco Santander de Negocios Portugal. Regarding foreign exchange risk, Banco Totta & Acores, Credito Predial Portugues and Banco Santander Portugal have reduced risk exposure. It is only a market making activity. Banco Santander de Negocios Portugal is the one that takes main FX positions.

            Sales and Fixed Income Capital Markets

            These activities are developed, negotiated and accounted by/at Banco Santander de Negocios Portugal, acting as the investment arm of the Group.

            Control and Procedures

            Controls: daily positions and P/L for each Bank and for each risk class are reported to the heads of department, of division and to the President, the CFO and the Head of Wholesale Banking; weekly meetings with dealers/heads/research are held with a view to discuss strategies, positions, P/L and risks; monthly meetings are held at the risk management commission in order to discuss risks, limits and strategies; this commission is headed by the President and with the presence of CFO, Head of Wholesale Bank, Risk Manager, Head of Treasury, Head of Alco, Head of International Department.

            Limits are monitored through VAR (risk trading positions), BPV's and Treasury mismatch funding gap. BTA uses Kondor+ for all treasury activities, and we are now in the process of implementing " Plano Global de Tesouraria ". Once this plan has been implemented, all treasury activities will be in Kondor +.

            Our main source of liquidity is our customer deposit base. In addition, we complement our customer deposits through the issue of medium and long term securities, access to the interbank market (overnight and time deposits) and disinvestments in our investment portfolio and in the international operations.

            The following table shows the balances during 2002 and 2001 of our principal sources of funds:

                                                                  2002                2001                2000
                                                              ---------------------------------------------------
                                                                             (Thousands of Euros)
Due to credit entities                                          5,231,523           5,593,789           4,756,698
Customers funds                                                14,593,360          16,046,993          14,072,899
Debt securities in issue                                        3,167,077           1,752,848             959,099
Subordinated debt                                                 723,402             799,191             491,218
                                                              -----------         -----------         -----------
Total                                                          23,715,362          24,192,821          20,279,914
                                                              ===========         ===========         ===========

            The following table shows a breakdown by maturity of our principal sources of funds for the years ended December 31, 2002, 2001and 2000:

                                                                  2002                2001                2000
                                                              ---------------------------------------------------
                                                                             (Thousands of Euros)
Up to 3 months                                                 14,210,789          17,519,973          14,902,500
3 months to one year                                            6,024,918           3,964,033           3,290,184
Over one year but within five years                             2,972,090           2,329,105           1,943,396
Over five years                                                   507,565             379,710             143,834
                                                              -----------         -----------         -----------
Total                                                          23,715,362          24,192,821          20,279,914
                                                              ===========         ===========         ===========

            The following table summarizes the most significant components of the Totta Group's cash flow for the periods under review:

                                                                               At December 31,
                                                              ---------------------------------------------------
                                                                  2002                2001                2000
                                                              -----------         -----------         -----------
                                                                             (Thousands of Euros)
Net cash provided by or (used in) operating activities            171,982             260,298             237,062
Net cash used in or (provided by) investing activities            107,888          (4,170,545)            (78,708)
Net cash provided by or (used in) financing activities           (454,289)          3,912,907             219,191
                                                              -----------         -----------         -----------
Net increase/(decrease) in cash and cash equivalents             (174,419)              2,660             377,545
                                                              ===========         ===========         ===========

            Our primary source of funds is our retail deposit base, which consists primarily of current, time and saving deposits, and net proceeds from the issuance of debt certificates. As at December 31, 2002, these sources of funding accounted for 76,30% of our liabilities. As at December 31, 2002, our interest-bearing deposits from banks amounted to Euro 4.248 million.

            Funds raised by us are used primarily to provide loans. In 2002, net loans to customers increased from Euro 18.9 billion, in December 2001, to Euro 20.3 billion. In 2002, the securities portfolio increased Euro 371.3 million, comparing to the previous year. It accounted to 7.82% of total assets in 2002, against 6.30% in 2001. The Group continued its divestment of non-strategic assets during 2002 involving the sale of the securities subject to interest rate risks and of those securities not assigned to relational banking. The investment strategy is designed to restructure the assets of the banks by increasing the weight of loans and advances to customers and by divestment as far as the investment portfolio is concerned.

            Portuguese regulations do not establish limits on the ability of consolidated and unconsolidated subsidiaries to transfer funds to the parent company in the form of cash dividends, after the constitution of the legal reserves.

            A strategic liquidity and funding plan has been set up, centered on the medium term strategic plan for commercial activity. This plan is periodically reviewed in the light of the evolution of the business, particularly with regard to the ratio deposit/loans and external environment.

            We believe that our working capital is sufficient for our present requirements and to pursue our planned business strategies.

            Other contingent liabilities and commitments

            In the normal course of business, the Bank incurs certain contingent liabilities and makes various commitments, which are not reflected in the accompanying financial statements. The contract amounts of the contingent liabilities and the commitments are as follows:

                                                     2002             2001
                                                  ---------        ---------

Contingent liabilities -
    Guarantees and other sureties provided        1,587,523        1,669,251
    Assets pledged in guarantee:
      Bank of Portugal                              324,219          324,219
      Guarantee fund for deposits                    38,583           34,281
      Investor Indemnity System                       3,809            4,962
      Other                                          23,184          264,746
                                                  ---------        ---------
                                                  1,977,318        2,297,459
                                                  =========        =========

Commitments to third parties - Revocable:
      Credit lines granted                        5,044,474        2,921,199
      Overdraft facilities                          318,485           95,991
      Others                                            433           14,935
                                                  ---------        ---------
                                                  5,363,392        3,032,125

    Irrevocable:
      Credit lines granted                          910,639        1,369,157
                                                  ---------        ---------
                                                  6,274,031        4,401,282
                                                  =========        =========

            Commitments are contractual agreements to extend credit which generally have fixed expiry dates or other termination clauses and usually require payment of a fee. Substantially all of the Bank's commitments to extend credit are contingent upon the customers maintaining specific credit standards at the time of loan funding. Since many of the commitments are expected to expire without being called upon, the total commitment amounts do not necessarily represent future cash requirements.

            Capital and Solvency Ratios

            Portuguese banks are subject to own funds requirements. These requirements conform with the EU directives, respectively fixing common standards for the measurement of capital (generally referred to as the "Own Funds Directive ") and establishing a system for weighting assets according to credit risk (generally referred to as the "Solvency Ratio Directive ") with the requirement that, the capital adequacy ratio may not be lower than 8.0%. And the Bank of Portugal minimum requirement for Tier 1 capital is 4%. In the case of the Issuer, at 31st December, 2002, the capital ratio and Tier 1capital ratio were 11.59% and 8.29%, respectively.

            During 2000 occurred the transposition to the Portuguese regulatory framework of EU Directives 98/33/CEE June, 22 and 98/32/CEE June, 22, (Dec-Law 250/2000 October, 13 and Dec-Law 263/2000 October, 18),
            which introduced some changes to the risk criteria of the solvency requirements namely about interest rates agreements, exchange rates agreements, gold agreements and mortgage credits, changes that were implemented by several notices of the Bank of Portugal during 2001 and 2002.

            In accordance with the Bank International of Settlements ("BIS") standards, Totta's solvency ratio, on a consolidated basis as of December 31, 2002, would have been 12.5% for Total Capital (13.3% in
            2001) compared to the Basle Accord minimum requirements of 8% for Total Capital.

            During 1997 the Capital Adequacy directive was implemented and credit institutions are required to consider in calculating their own funds the market risks which in accordance with Bank of Portugal notice (Notice no. 7/96) include interest rates, exchange rates and default risks on financial instruments. During 2000 Notice 7/96 was amended by Dec-Law 250/2000 October, 13 and by the Bank of Portugal Notice 1/2001 February 9.

      C.    Research and Development

            Banco Totta & Acores does not currently conduct any significant research and development.

      D.    Trend Information

            The European financial services sector is likely to remain competitive with increasing numbers of providers of financial services and alternative distribution channels. Further consolidation in the sector (through mergers, acquisitions or alliances) is likely as the other major banks look to increase their market share or combine with complementary businesses. It is foreseeable that regulatory changes will take place in the future that will diminish barriers in the markets.

            Recent technological advances have strengthened the alliances between banking entities and other businesses contributing to the blurring of the traditional division between businesses. This has facilitated the entry of new competitors that were not involved in the financing business until now.

            We foresee the following as the most important trends, uncertainties and events that are reasonably likely to have a material adverse effect on the company or that would cause the disclosed financial information not to be indicative of our future operating results or our financial condition: (i) - Uncertainties relating to economic growth expectations, in Europe and in the United States, and the impact they may have over interest and exchange rates; (ii) - The effect that economic slowdown may have in macroeconomic environment that will deteriorate the quality of credit; (iii) - Inflationary pressures may affect the interest and exchange rates, and exchange rate between the Euro and the US dollar; (iv) - Depressed expectation in capital markets may have a negative effect on investment and savings; and (v) - High-tech industry and e-businesses, may negatively impact the rate of return of investments in the new economy.

ITEM 6. Directors, Executive Officers and Employees

      A.    Directors and Executive Officers

            Information Concerning the Directors

            Set forth below are the name, position held with Banco Totta & Acores, year of election, expiration of office term and principal occupation of each of the directors of Banco Totta & Acores as of December 31, 2002.

            The members of our board of directors are as follows:

                    Name                            Position with Banco Totta & Acores           Director Since   Date of expiration
  ----------------------------------------------------------------------------------------------------------------------------------
  Eurico Silva Teixeira de Melo            Chairman                                                   2000           1st half 2003
  Matias Rodriguez Inciarte                First -Vice Chairman                                       2000           1st half 2003
  Antonio Mota de Sousa Horta Osorio       Second Vice Chairman and Chief Executive Officer           2000           1st half 2003
  Nuno Manuel da Silva Amado               Member and Chief of Human Resources & Commercial           2000           1st half 2003
                                           Networks
  Eduardo Jose Stock da Cunha              Member and Chief of Asset Management & Insurance           2000           1st half 2003
  Miguel de Campos Pereira de Braganca     Member and Chief Financial Officer                         2000           1st half 2003
  Jose Carlos Brito Sitima                 Member and Chief Legal Officer                             1997           1st half 2003
  Carlos Manuel Amaral de Pinho            Member and Chief Operating Officer (Means, Costs &         2000           1st half 2003
                                           Complementary Channels)
  Jose Manuel Elias da Costa               Member and Chief of Wholesale Banking                      2000           1(a) half 2003
  Jose Benigno Perez Rico                  Member and Chief of Medium Sized Companies,                2000           1(a) half 2003
                                           Institutionals, Specialized Credit & Protocols
  Antonio Jose Vieira Monteiro             Member and Chief of International Area, Credit-risk        2000           1(a) half 2003
                                           Management

       Information concerning Executive Officers

       Our executive officers are as follows:

                     Name                                            Position with Banco Totta & Acores
  ----------------------------------------------------------------------------------------------------------------------------------
  Antonio Mota de Sousa Horta Osorio     Second Vice-Chairman of the Board of Directors, Chief Executive Officer and Chairman of
                                         the Executive Committee
  Nuno Manuel da Silva Amado             Member of the Board of Directors, Chief of Human Resources & Commercial Networks and
                                         Deputy-chairman of the Executive Committee
  Eduardo Jose Stock da Cunha            Member of the Board of Directors, Chief of Asset
                                         Management and Insurance and member of the Executive Committee
  Miguel de Campos Pereira de Braganca   Member of the Board of Directors, Chief Financial Officer and member of the Executive
                                         Committee
  Jose Carlos Brito Sitima               Member of the Board of Directors, Chief Legal Officer and member of the Executive Committee
  Carlos Manuel Amaral de Pinho          Member of the Board of Directors, Chief of Means Costs & Complementary Channels and member of the Executive Committee
  Jose Manuel Alves Elias da Costa       Member of the Board of Directors and Chief of Wholesale Banking
  Jose Benigno Perez Rico                Member of the Board of Directors and Chief of Companies, Institucionals, Specialized
                                         Credit & Protocols
  Antonio Jose Vieira Monteiro           Member of the Board of Directors, Chief of International Area, Credit-risk  Management

            Business Experience of Directors and of Executive Officers

            EURICO SILVA TEIXEIRA DE MELO - Chairman of the Board of Directors

            ----------------------------------------------------------------------------------------------------------
            o Banco Santander Portugal, S.A.                           President of the General Assembly
            o Banco Santander de Negocios Portugal, S.A.               Chairman of the Board of Directors
            o Credito Predial Portugues, S.A.                          Chairman of the Board of Directors
            o Socitrel - Santo Tirso                                   Chairman of the Fiscal Board
            o Tecnotron - Lisboa                                       President of the General Assembly
            ----------------------------------------------------------------------------------------------------------

            MATIAS RODRIGUEZ INCIARTE - Vice-Chairman of the Board of Directors

            ----------------------------------------------------------------------------------------------------------
            o BSCH - Banco Santander Central Hispano, S.A.             Vice-Chairman of the Board of Directors
            o Credito Predial Portugues, S.A.                          Vice-Chairman of the Board of Directors
            o Banco Espanhol de Credito, S.A.                          Chairman of the Board of Directors
            o Financeira Ponferrada, S.A.                              Chairman of the Board of Directors
            o SCH Seguros e Reseguros, S.A.                            Chairman of the Board of Directors
            o Uniao de Credito Imobiliario, S.A.                       Chairman of the Board of Directors
            o BSCH Activos Imobiliarios , S.A., SGIIC                  Chairman of the Board of Directors
            o C(a) Operadora do Mercado Espanhol de
              Electricidade , S.A.                                     Chairman of the Board of Directors
            o Grupo Corporativo Ono, S.A.                              Chairman of the Board of Directors
            ----------------------------------------------------------------------------------------------------------

            ANTONIO MOTA DE SOUSA HORTA OSORIO - Vice-Chairman of the Board of Directors and Vice-Chairman of the Executive Committee

            ----------------------------------------------------------------------------------------------------------
            o Banco Santander Portugal, S.A.                           Chairman of the Board of Directors
                                                                       Chairman of the Executive Committee
            o Banco Santander de Negocios Portugal, S.A.               Vice-Chairman of the Board of Directors
                                                                       Chairman of the Executive Committee
            o Credito Predial Portugues, S.A.                          Vice-Chairman of the Board of Directors
                                                                       Chairman of the Executive Committee
            o Santander Central Hispano Investment, S.A.               Member of the Board of Directors
              (Espanha)

            o Banco Santander Central Hispano                          Member of the Directive Committee
                                                                       Director
            o Portal Universia Portugal                                Vice-Chairman of the Board of Directors
                                                                       Chairman of the Executive Committee
            ----------------------------------------------------------------------------------------------------------

            NUNO MANUEL DA SILVA AMADO - Member of the Board of Directors and Vice-Chairman of the Executive Committee

            ------------------------------------------------------------------------------------------------------------
            o Banco Santander de Negocios Portugal, S.A.             Member of the Board of Directors
                                                                     Member of the Executive Committee
            o Banco Santander Portugal, S.A.                         Member of the Board of Directors
                                                                     Vice-Chairman of the Executive Committee
            o Credito Predial Portugues, S.A.                        Member of the Board of Directors
                                                                     Vice-Chairman of the Executive Committee
            o Foggia, SGPS, S.A.                                     Member of the Board of Directors
            o Santander Central Hispano Sfac                         Chairman of the Board of Directors
            o Mermul-Mercados Multiplos                              Chairman of the Board of Directors
            o Santander Central Hispano Leasing                      Chairman of the Board of Directors
            o Santander Central Hispano Factor                       Chairman of the Board of Directors
            o Santander Central Hispano, Gestao de Empresas de
              Credito Especializado, SGPS, S.A.                      Chairman of the Board of Directors
            o Santander Central Hispano Rent, Aluguer de
              Longa Duracao, S.A.                                    Chairman of the Board of Directors
            o UNICRE-Cartao Internacional de Credito, S.A.           Member of the Board of Directors
            o SIBS-Soc. Interbancaria de Servicos, S.A.              Member of the Board of Directors
            o Eurociber - Tecnologias de Informacao, S.A.            Chairman of the Board of Directors
            o Portal Universia  Portugal                             Member of the Board of Directors
                                                                     Member of the Executive Committee
            ------------------------------------------------------------------------------------------------------------

            EDUARDO JOSE STOCK DA CUNHA - Member of the Board of Directors and the Executive Committee

            ------------------------------------------------------------------------------------------------------------
            o Banco Santander de Negocios Portugal, S.A.             Member of the Board of Directors
                                                                     Vice-Chairman of the Executive Committee
            o Banco Santander Portugal, S.A.                         Member of the Board of Directors
                                                                     Member of the Executive Committee
            o Credito Predial Portugues, S.A.                        Member of the Executive Committee
            o Totta Finance-Servicos Financeiros,SGPS, S.A.          Member of the Executive Committee
            o Santander Gestao Activos, SGPS, S.A.                   Chairman of the Board of Directors
            o Totta Seguros, Comp.  Seguros Vida, S.A.               Chairman of the Board of Directors
            o Euronext Lisboa                                        Member of the Board of Directors
            ------------------------------------------------------------------------------------------------------------

            MIGUEL DE CAMPOS PEREIRA DE BRAGANCA - Member of the Board of Directors and the Executive Committee

            ------------------------------------------------------------------------------------------------------------
            o Banco Santander Portugal, S.A.                         Member of the Board of Directors
                                                                     Member of the Executive Committee
            o Banco Santander de Negocios Portugal, S.A.             Member of the Board of Directors
                                                                     Vice-Presidentr of the Executive Committee
            o Credito Predial Portugues, S.A.                        Member of the Board of Directors
                                                                     Member of the Executive Committee
            o Foggia, SGPS, S.A.                                     Chairman of the Board of Directors
            o Petrofinac, SGPS,S.A.                                  Chairman of the Board of Directors
            o Taxagest, SGPS, S.A.                                   Chairman of the Board of Directors
            ------------------------------------------------------------------------------------------------------------

            JOSE CARLOS BRITO SITIMA - Member of the Board of Directors and the Executive Committee

            ---------------------------------------------------------------------------------------------------------
            o Credito Predial Portugues, S.A.                          Member of the Board of Directors
                                                                       Member of the Executive Committee
            o Banco Santander Portugal, S.A.                           Member of the Executive Committee
            o Portal Universia Portugal                                President of the General Assembly
            o Banco Standard Totta de Mocambique, SARL                 President of the General Assembly
            ---------------------------------------------------------------------------------------------------------

            CARLOS MANUEL AMARAL PINHO - Member of the Board of Directors and the Executive Committee

            ---------------------------------------------------------------------------------------------------------
            o Santander Central Hispano, Gestao de Empresas de         Member of the Board of Directors
            Credito Especializado, SGPS, S.A.
            ---------------------------------------------------------------------------------------------------------

            JOSE MANUEL ALVES ELIAS DA COSTA - Member of the Board of Directors and the Executive Committee

            ---------------------------------------------------------------------------------------------------------
            o Banco Santander Portugal, S.A.                         Member of the Board of Directors
                                                                     Member of the Executive Committee
            o Banco Santander de Negocios Portugal, S.A.             Member of the Board of Directors
                                                                     Member of the Executive Committee
            o Credito Predial Portugues, S.A.                        Member of the Board of Directors
                                                                     Vice -Chairman the Executive Committee
            o Tottafinance - Serv. Financeiros, SGPS S.A.            Member of the Board of Directors
            o BSNDealer-Soc. Financ. Corretagem S.A.                 Chairman of the Board of Directors
            ---------------------------------------------------------------------------------------------------------

            JOSE BENIGNO PEREZ RICO - Member of the Board of Directors and the Executive Committee

            ------------------------------------------------------------------------------------------------------
            o Banco Santander Portugal, S.A.                 Member of the Board of Directors
                                                             Vice -Chairman the Executive Committee
            o SCH, Gestao Empresas Credito Especializado,
              SGPS, S.A.                                     Chairman of the Board of Directors
            o SCH-Leasing, Sociedade de Locacao
              Financeira, S.A.                               Chairman of the Board of  Directors
            o SCH-Factor, Sociedade de Locacao               Chairman of the Board of Directors
              Financeira, S.A.
            o SCH-SFAC, Sociedade Financeira para            Chairman of the Board of Directors
              Aquisicao a  Credito, S.A.
            o SCH-RENT, Aluguer de Longa Duracao, S.A.       Chairman of the Board of Directors
            ------------------------------------------------------------------------------------------------------

            ANTONIO VIEIRA MONTEIRO - Member of the Board of Directors and the Executive Committee

            --------------------------------------------------------------------------------------------------------
            o Credito Predial Portugues, S.A.                 Member of the Board of Directors
                                                              Member of the Executive Committee

            o Portal Universia Portugal                       Member of the Board of Directors
                                                              Member of the Executive Committee
            --------------------------------------------------------------------------------------------------------

      B.    Compensation

            Directors and Executive Officers Compensation

            The total amount of compensation paid by Totta Group to all directors and officers during the fiscal year ended December 31, 2002 was Euro 12,560 thousand. These amounts do not include contributions to the pension plan or health plans for our Directors and executive officers, which amounted to Euro 1.354 thousand at December 31, 2002.

      C.    Board Practices

            Information Concerning the Board

            The Board of Directors, which currently consists of eleven members, manages Banco Totta & Acores. In accordance with the By-laws, the Board shall consist of at least a minimum of three and a maximum of fifteen directors, of which one shall be the Chairman. Each member of the Board is elected to a three-year term by our stockholders at a general meeting. Members may be re-elected upon the expiration of their term for additional three-year terms. The Chairman can designate among the members of the Board one or more Vice Chairmen. The Board of Directors elects the Chairman and Vice Chairman from among its members, as well as the Chief Executive Officer (Chairman of the Executive Committee).

            Our Board of Directors meets approximately five times annually. Meetings are held at least once every two months or whenever a meeting is requested by the Chairman or any two members. A quorum for a Board of Directors meeting consists of a majority of the members, except in the case of an emergency meeting, in which case a quorum is not required and members may vote by mail or give another member to be present at such meeting the power to vote on his behalf in accordance with the Portuguese companies law (Codigo das Sociedades Comerciais). The majority of members present at the meeting must approve resolutions.

            Between board meetings, board powers reside with the Executive Committee that meets every week. Without detriment to the powers that in this regard belong to the Board of Directors, the Executive Committee that consists of our nine Executive Officers under the direct supervision and control of the Chief Executive Officer carries out day to day supervision of our operations. Lending authority is delegated to the supervisor Risk Board, which meets generally twice a week. Executive Officers are appointed and removed by the Board.

            At December 31, 2002, the Board of Directors was comprised of eleven members, all of them with executive functions within the bank except the Chairman and the First-Vice Chairman.

            Neither the Bank nor any of its subsidiaries have any service contracts with the Bank's directors providing for benefits upon termination of employment.

            Single Statutory Auditor

            The Single Statutory Auditor and his substitute, both independent chartered accountants or an independent chartered accountant company, is appointed to a three year period by the Bank's shareholders at the annual meeting of shareholders and consists exclusively of two external independent members and its functions follow:

            (a) To review the Bank and Group accounts, monitor compliance with legal requirements and the correct application of generally accepted accounting principles, and report on proposals to modify accounting principles and criteria suggested by management.

            (b) To act as a communications channel between the board and the external auditors, assess the results of each audit and the responses of the management team to their recommendations, and act as a mediator in the event of any discrepancy between the former and the latter with respect to applicable principles and criteria in the preparation of the financial statements.

            (c) To verify the adaptation and integrity of internal control systems and review the designation and substitution of persons responsible for the latter.

            (d) To supervise compliance of the audit contract, ensuring that the opinion on the annual accounts and the main contents of the audit report are written clearly and precisely.

            (e) To monitor any situation which may represent a risk to the independence of the external auditor, and specifically, to verify the percentage of the total income of the audit firm represented by the fees paid for all items. The annual report shall state the fees paid to the audit firm, including information concerning fees paid for professional services other than auditing.

            (f) To verify, prior to its publication, the financial information in addition to the annual accounts which is provided regularly to markets and their supervisory bodies, and to ensure that such information is prepared in accordance with the same principles and practices as the annual accounts.

            (g) To examine the observance of the General Code of Conduct and its Appendix in relation to securities markets and the management regulations of the Bank in general, and to make the necessary proposals for any improvements. In particular, it is the responsibility of the Committee to receive information, and if applicable, issue reports on disciplinary measures applied to members of senior management.

            (h) To issue an annual report based on its supervision function and make a statement about the annual report, accounts and any proposals made by the Board.

            The current Single Statutory Auditor and his substitute are:

            Alves da Cunha, A. Dias & Associados, SROC (represented by Mr. Jose Assuncao Dias) and

            J. Brandao, M.Rodrigues, B.Assuncao & Associados, SROC (represented by Mr. Antonio de Moura Rodrigues)

            The Remuneration Committee

            The Remuneration Committee is also appointed by the Bank's shareholders at the annual meeting of shareholders and its functions are:

            (a) To propose to the Board the system and amount of the annual remuneration of directors and general managers and to review remuneration programs regularly, evaluating their suitability and return and ensuring that the remuneration of directors is in line with the criterion of moderation and in relation to the Bank's results.

            (b) To ensure the transparency of remuneration and the inclusion in the annual report of detailed information on the remuneration of directors.

            (c) To ensure the observance by the Directors of the obligations of confidentiality, non-competitiveness, abstention from and reporting on matters involving conflicts of interest, non-use of corporate assets and liabilities, and receiving information and if applicable, reporting on measures to be adopted with respect to Directors, in the event of the breach of such obligations or of the General Code of Conduct.

                  The members of the Remuneration Committee as of December 31, 2002 were:

               Eurico Silva Teixeira de Melo          Chairman
               Antonio Mota de Sousa                  Member
               Horta Osorio
               Alfred Saenz                           Member - representing BSCH

                  Secretary

                  The Secretary and his substitute are appointed to a three year period by the Board of Directors and its functions follows:

                  (a) to act as secretary during the general shareholders meetings and the Board of Directors meetings;

                  (b) to sign with the Chairman of the Board of the general meeting and the members of the Board of Directors the minutes of the general shareholders meetings and the Board of Directors meetings;

                  (c) to keep in good order the records, the minutes, the correspondence and all the documents connected with the Shareholders' General Meetings and the Board of Directors meetings;

                  (d)   to give notice of the governing bodies meetings;

                  (e) to certify the members of the governing bodies signatures, as well as their identity and powers;

                  (f) to certify that all copies of the company documents are in accordance with the originals;

                  (g) to certify the content of the by-laws and its copies, as well as the contents of the Shareholders General Meetings and the Board of Directors decisions;

                  (h) to give, according to the law, information to the shareholders;

                  (i) to present to the commercial register the events connected with the company that have to be registered.

                  The current Secretary and substitute are:

                  Maria Tereza de Almada de Sa de Menezes
                  Antonio Miguel Leonetti Terra da Motta

      D.    Employees

            Certain terms and conditions of employment in private sector banks in Portugal are negotiated with trade unions and wage negotiations occur on an industry-wide basis. The Bank has not experienced any material labour problems and it believes that its relations with its employees are generally satisfactory.

            At December 31, 2002 and 2001, the Group employees, were as follows:

                                               2002                     2001
                                           ------------             ------------
       TOTTA
             Portugal                           3,124                   3,310
             Abroad                                19                      22
       CPP
             Portugal                           1,849                   1,960
             Abroad                                 3                       2
       BSP
             Portugal                           1,337                   1,337
             Abroad                                 1
       Total of 3 banks                         6,633                   6,631
             Portugal                            6311                   6,607
             Abroad                                22                      24
       Other institutions
             BSNP                                  99                     122
             Other offices                        625                     697
             Other companies                      251                     280
       GROUP'S TOTAL                            7,308                   7,730

            The number of temporary employees is not significant.

      E.    Share Ownership

            Eurico Silva Teixeira de Melo, Chairman. He owned 100 shares at December 31, 2001, and there were no transactions during 2002.

            Antonio Mota de Sousa Horta Osorio, Deputy-Chairman. He owned 1,974 shares at December 31, 2001, and there were no transactions during 2002.

            There are no options to purchase securities of the Bank or its subsidiaries under any approved employee profit sharing allocation plan. In the future the Bank may put in place a compensation plan linked to the market.

ITEM 7. Major Shareholders and Related Party Transactions

      A.    Major Shareholders

            At December 31, 2002, none of the officers and directors of the Bank owned, directly or indirectly 1% or more of the Bank's voting securities, the Bank was not directly or indirectly controlled by any person or government, and no person was the owner of more than 5% of the total outstanding ordinary shares, except (i) Banco Santander Central Hispano, S.A., which at December 31, 2002 was the owner of 78,021,776 ordinary shares constituting 73.73% of ordinary shares, and (ii) Santusa Holding, SL, which at December 31, 2002 was the owner of 27,129,169 ordinary shares constituting 25.64% of ordinary shares. All our ordinary shares have the same voting rights.

            On December 30 2002, the Bank's share capital was increased through the issue of 827,500 new shares of five Euro each, with a share premium of Euro 23 per share. The subscription was reserved to the shareholders.

      B.    Related Party Transactions

            According to the Collective Agreement of Labor for Employees of the Portuguese Banking Sector (the "A.C.T.V"), Totta makes loans to all employees at rates specified in the A.C.T.V. for each type of loan. At December 31, 2002, loans to the Members of the Board and General Managers amounted to Euro 665 thousand. At December 31, 2001, loans to the Members of the Board and General Managers amounted to Euro 414 thousand. The interest rates on such loans are below market rates and in line with the A.C.T.V. rules; however, all other loan conditions are similar to normal loan conditions for each type of loan. In general, the purpose of those loans is for home acquisition. Portuguese law does not require Totta and does not report to its shareholders or otherwise make public, the information specified in this item for individually named Directors and Executive Officers.

            From time to time, we lend to affiliates and other related parties and engages in other transactions with such parties. As of December 31, 2002, an aggregate of Euro 272,019 thousand in loans to the Group's companies was outstanding (Euro 238,252 thousand in 2001). For a break down of significant inter company balances see Note 1.1 of our Consolidated Financial Statements. Transactions between these related parties and us have been conducted on an arms-length basis. There can be no assurance, other than prudent evaluation of credit risk performed.

      C.    Interests of Experts and Counsel

            Pursuant to Instructions to Item 7.C, the information required by
            Item 7.C is omitted.

ITEM 8. Financial Information

      A.    Consolidated Statements and Other Financial Information

            (1) See Index to the Report of Independent Auditors on Page 103 hereof.

            (2) See Index to Consolidated Financial Statements on Page 105 hereof and the Consolidated Financial Statements filed as part of this report.

            (3) Pursuant to Instructions to Item 8.A.5, the information required by Item 8.A.5 is omitted.

            (4)   Export sales disclosures

                  Not applicable.

            (5)   Legal proceedings

                  In the ordinary course of business, Totta and its subsidiaries are defendants or codefendants in litigated matters incidental to the business in which they are engaged. In the opinion of the Bank's management, the ultimate resolution of these legal proceedings will not have a material adverse effect upon the Bank and its subsidiaries consolidated financial statements.

            (6) The Bank has not distributed dividends in the past two years and it has no current plan to distribute any dividends.

      B.    Significant Changes Since Year End

            Included in Reports on Form 6-K:

      (a) On January 30, 2003, the Bank filed a report on Form 6-K dated January 30, 2003, which report summarized the consolidated results of operations of the Bank and its subsidiaries for the three-month and twelve-month periods ended December 31, 2002 and December 31, 2001.

      (b) On May 2, 2003, the Bank filed a report on Form 6-K, dated May 2, 2003, which report summarized the consolidated results of operations of the Bank and its subsidiaries for the three-month periods ended March 31, 2003 and March 31, 2002.

ITEM 9. Offer and Listing Details

      A.    Listed Securities

            Pursuant to Instructions to Item 9.A, all information required by
            Item 9.A is omitted except for information called for by Item 9.A.4 which follows.

            The ranges of price of the Series A Preference shares on the New York Stock Exchange are shown for the periods reflected in the following table:

                                         Period                   Maximum                Minimum
            -------------------------------------------------  -------------          -------------
            Annual                                                         (U.S.Dollars)
                         1997                                      28.00                  24.50
                         1998                                      27.88                  24.38
                         1999                                      27.00                  22.19
                         2000                                      25.38                  21.13
                         2001                                      28.19                  24.50
                         2002                                      27.22                  25.50

            Quarterly
                         2000                                      23.88                  21.13
                         First Quarter                             23.44                  21.81
                         Second Quarter                            25.38                  23.06
                         Third Quarter                             24.81                  22.25
                         Fourth Quarter

                         2001                                      26.10                  24.50
                         First Quarter                             28.19                  27.25
                         Second Quarter                            28.14                  26.55
                         Third Quarter                             27.97                  27.10
                         Fourth Quarter

                         2002                                      27.22                  25.50
                         First Quarter                             26.50                  25.50
                         Second Quarter                            27.10                  25.75
                         Third Quarter                             27.00                  25.80
                         Fourth Quarter

                         2003                                      27.35                  26.21
                         First Quarter

             Monthly                                               27.00                  25.90
                         December 2002                             27.35                  26.21
                         January 2003                              27.05                  26.46
                         February 2003                             27.10                  26.25
                         March 2003                                27.16                  26.75
                         April 2003                                27.60                  26.78
                         May 2003

      B.    Plan of Distribution

            Pursuant to Instructions to Item 9.B, the information required by
            Item 9.B is omitted

      C.    Markets

            The New York Stock Exchange is presently the only exchange on which the Series A Preference Shares are listed; however, application for secondary listing of such Shares on the Cayman Islands Stock Exchange is currently under consideration.

      D.    Selling Shareholders

            Pursuant to Instructions to Item 9.D, the information required by
            Item 9.D is omitted

      E.    Dilution

            Pursuant to Instructions to Item 9.E, the information required by
            Item 9.E is omitted

      F.    Expenses of the Issue

            Pursuant to Instructions to Item 9.F, the information required by
            Item 9.F is omitted

ITEM 10. Additional Information

      A.    Share Capital

            Pursuant to Instructions to Item 10.A, the information required by
            Item 10.A is omitted

      B.    Memorandum and Articles of Association

            General

            At December 31, 2002, the Bank's share capital was Euro 529,137,500, represented by a single class of 105,827,500 nominative or registered bearer shares with a nominal value of Euro 5 each. All of such shares are fully paid and non-assessable and, pursuant to Portuguese law, are issued in book-entry forms only.

            Register

            The Bank is a limited liability company (sociedade anonima) organized under the laws of the Republic of Portugal, registered on the Lisbon commercial registry under the number 1/881011. The Bank is recorded in the Special Registry of Banks and Bank of Portugal with registration number 18 and its fiscal identification number is 500766711.

            Objects and Purposes

            Article 3 of the Bank's articles of association or by-laws specifies that the Bank is to engage in banking activity and that it can perform every banking and financial operation permitted by law. Without requiring any approval by the General Meeting of Shareholders, the Bank may participate in complementary groups of companies and European groups of economic interest, subject to prior consent by the Single Controller. It may also hold shares or acquire part ownership in public limited companies, whatever their corporate purpose and although they may be subject to special laws.

            No Selected Provisions Regarding Shareholder Rights

            The capital of the Bank is presently comprised of only one class of shares, all of which are ordinary shares having the same rights.

            Meetings and Voting Rights

            The General Meeting of Shareholders is required to be held:

            (a) According to Article 10 of the By-laws, at least once a year and whenever the Board of Directors or the Audit body deem it appropriate or suitable.

            (b) Under Portuguese law, within a three-month period commencing the closing date of the annual accounts of the Bank. This period may be extended to five months if the Bank has to present consolidated accounts or has to apply the equity method of accounting; or

            (c) Whenever requested by shareholders owning at least the minimum value of shares required by law or, in its absence, at least 5% of the Bank's share capital. The need to call such a meeting must be justified with any request to be in writing, with the signatures certified by a Public Notary or authenticated by a credit institution, and specifying the items to be included on the agenda.

            Notice of all meetings is required to be published in the Diario da Republica, in the Stock Exchange Bulletin and in two newspapers with wide national circulation.

            Only registered holders of at least 100 shares are entitled to attend shareholder meetings. Holders of fewer than 100 shares may couple together their shares in order to gather the minimum number required and may be represented by any shareholder in the Group. Each 100 shares entitle the holder to one vote in the General Meeting of Shareholders. A shareholder with a right to vote may designate a representative, by letter signed and addressed to the Chairman, to be received by him not less than fifteen days prior to the date of the General Meeting of Shareholders. The person representing a holder can be a member of the Board of Directors, a spouse, an ascendant or descendant, or another shareholder with right to vote and the proxy is valid only for a single meeting.

            Only shareholders who, ten days prior to the date of a General Meeting of Shareholders, present evidence that on the fifteenth day prior to such meeting they held or kept in the custody of a financial intermediary a minimum number of registered shares required, have the right to vote.

            Whenever the law does not require a larger number, resolutions may be passed by a majority of votes of the shareholders present in person or by proxy in a General Meeting of Shareholders. The General Meeting of Shareholders is duly constituted, when first convened, if there are present in person or by proxy not less than 50% of the share capital. When convened for a second time, the General Meeting of Shareholders is considered duly constituted, whatever the number of shareholders present in person or by proxy and the amount of capital represented by their shares.

            In accordance with Portuguese law, a quorum of two thirds (qualified majority) of the votes expressed is required on the first call and second call to approve any of the following actions: change in the society contract; changes in capital, mergers, split; dissolution or liquidation of the company. In general, resolutions passed by a General Meeting are binding upon all shareholders.

            Changes in Capital

            Any increase or reduction in share capital must be approved at a General Meeting in accordance with the procedures explained above in "Meetings and Voting Rights."

            Distribution of Profits and Dividends

            The by-laws of the Bank indicate that any available profits shall be distributed as follows: to cover losses from previous periods; to establish or reinstate legal or other reserves according to the law; to establish, increase or reinstate other reserves, as the General Meeting of Shareholders may decide; to distribute dividends to the shareholders; to establish, increase or reinstate a reserve for dividend stabilization; for other purposes as the General Meeting of Shareholders may determine.

            The General Meeting of Shareholders may determine that a percentage of the profits shall be distributed to the employees, according to criteria to be defined by the Board of Directors. Subject to the terms of the law, the company may make advance payments out of profits to shareholders.

            Resolutions are made at the General Meeting concerning the amount, time and form of payment of dividends, which shall be distributed amongst the shareholders in proportion to their paid-up capital.

            Redemption

            The Bank's by-laws do not contain any provisions relating to redemption of shares.

            Registration and Transfers

            The Bank's shares are in book-entry form. Central de Valores Mobiliarios maintains a registry of Bank shareholders, which can be provided by request. We do not recognize more than one person as the person entitled to vote each share in the shareholders meeting.

            Under Portuguese law and regulations, transfers of shares listed on a stock exchange are normally made through an entity that is a member of the Portuguese stock exchange. Transfers executed through stock exchange systems are implemented pursuant to the stock exchange clearing and settlement procedures of the Portuguese Clearing and Settlement Service. Transfers executed "over the counter" are implemented pursuant to the general legal regime for book entry transfer, including registration by the Portuguese Clearing and Settlement Service.

            Liquidation Rights

            Upon a liquidation of the Bank, our shareholders would be entitled to receive pro rata any assets remaining after the payment of our debts, taxes and expenses of liquidation.

            Change of Control

            Our by-laws do not contain any provisions that would have an effect of delaying, deferring or preventing a change in control of the Bank and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Bank or any of our subsidiaries.

            Restrictions on Acquisitions of Shares in Portuguese Banks

            There are no provisions in our by-laws that discriminate against any existing or prospective shareholder as a result of such shareholder owning a substantial number of shares. However, some aspects of Portuguese law, explained in Item 10 - Restriction on the acquisition of the capital stock of a bank, require certain notice and disclosure of holders of substantial numbers of shares of Spanish banks.

            Reporting Requirements

            This pertains to acquisitions or transfers of shares of any company listed on the Portuguese Stock Exchange. If the acquirer ownership participation reaches 2% and 5% of the voting rights corresponding to the stock of such company, or if the seller's participation is reduced from one of the above mentioned levels of ownership, it must be reported within 3 days after such transfer to such company, to the Portuguese Exchange Commission (Comissao de Mercados de Valores Mobiliarios), and to the Governing Companies of the Stock Exchange on which such company is listed. See Item 10D - "Exchange Controls - Restriction on Acquisition of the Capital Stock of a Bank".

            The directors, members of the fiscal board, (including their spouses and minor children), of any company listed on a Portuguese stock exchange must report to the Comissao de Mercado Valores Mobiliarios, to the Governing Companies of the Stock Exchanges on which the company is listed, and to the company itself, the amount of securities (bonds and shares) held at the time of their appointment (or, if applicable, report that they own no shares either directly or indirectly through any companies they may control or an intermediary, regardless of the amount), and must report all acquisitions or transfers of shares in the company that they carry out either directly or indirectly through any companies they may control or an intermediary, regardless of the amount. The directors must also report the acquisition or transfer of option rights over the company's shares. All reports must be made within 30 days after the appointment in the case of a director, the resignation of a director, or the acquisition or transfer of company shares or option rights. Such reports are made to the society and published as an appendix in the Annual Management Report.

            Certain Powers of the Board of Directors

            The Board of Directors has competencies to exercise in general the broadest powers of management representing the company in court or otherwise, active or passively, performing every act to achieve its corporate purpose, and especially to:

            (a) establish, maintain, transfer or close offices, branches, affiliates, representative offices, agencies or any other local forms of company representation;

            (b) buy, sell and charge, by any means, shares, holdings in companies, bonds, or other securities of the same or similar nature, as well as public debt securities;

            (c) buy and sell any other securities as well as charge them in any way;

            (d) buy property as well as sell and charge it by any acts or agreements, even if this property is a real security;

            (e) confess, desist or condescend, in any actions, as well as to commit as arbitrator;

            (f)   appoint attorneys under the terms of the law; and

            (g) fulfill all the other functions foreseen in the articles of association or in the law.

      C.    Material Contracts

            None

      D.    Exchange Controls

            General

            There are no restrictions in Portugal on the import or export of capital and there are also no restrictions on the Bank in foreign exchange dealing with other domestic or foreign institutions subject only to maximum foreign exchange exposure limitations established for banks by the Bank of Portugal.

            Acquisition of Shares

            Except as described below in "Reporting of Substantial Shareholding", the acquisition by a non-resident of Portugal of shares of a Portuguese company is not subject to any previously required prior notification by the acquiring person to any Portuguese governmental authority or agency. To the extent that such acquisition involves a total investment by non-resident individuals or corporate entities that exceeds 20% of the share capital of a company or a non-resident individual investment that exceeds 10% of the share capital of a company post facto notice of such investment by both any Portuguese company that received such investment and by the non-resident investor must be filed with the Portuguese government agency ICEP-Investimentos Comercio e Turismo de Portugal, which we hereafter refer to as ICEP, within a period of 30 days after such investment was made. This filing with ICEP is required for statistical and administrative purposes.

            All securities accounts of non-residents of Portugal must be maintained with a Portuguese bank with the opening and a monthly activity of such accounts being reported to the Bank of Portugal for statistical purposes.

            Reporting of Substantial Shareholdings

            Prior notification to the Bank of Portugal is required to be made by any investor seeking to acquire or to increase any direct or indirect shareholdings that would reach or exceed 5%, 10%, 20%, 33% or 50% of voting rights or of capital of any credit institution, or when such credit insttution will become an affiliate of the acquire company, including that of the Bank. Notification is also required for disposition of shares that would reduce the investor's direct or indirect holding below the same thresholds. The Bank of Portugal has a period of three months to object to the proposed acquisition or changes in shareholdings above these thresholds, if it is not demonstrated that the intended shareholder can guarantee prudent management of the credit institution.

            When any shareholding would reach or exceed 2% of voting rights or of capital of a credit insttution the Bank of Portugal should be informed within 15 days from the acquisition.

            Under the Portuguese Company Law, any company that is a shareholder holding at least 10% of the share capital of another company must notify such company whenever it acquires or disposes of such company's outstanding share capital. In addition, under the Portuguese Securities Code, which implemented the EC Major Shareholdings Directive 88/627 of December 12, any shareholder of a company whose shares are listed on the Portuguese Stock Exchanges is required not only to notify the company but also the stock exchange and Comissao do Mercado de Valores Mobiliarios for public disclosure whenever share ownership exceeds or drops below 10%, 20%, 1/3, 50%, 2/3 and 90% of such company's voting shares. Notification is also required when any shareholders' acquisition or ownership of a company's shares exceeds or drops below 2% and 5% of its voting rights.

            Investment Limits

            A Portuguese bank is not permitted either:

            (a) to hold, directly or indirectly, for a continuous or interrupted period over three years shareholdings representing more than 25% of the voting shares of any non-financial company, unless it is an indirect shareholding owned through a "sociedade de capital de risco", when the period will be five years, or

            (b) to purchase land, buildings or other real estate assets if either the use of such assets is not indispensable for its activities or the purchase price of such assets if added to the sum of all other fixed, intangible and financial investments would exceed its own funds.

            A Portuguese bank is only allowed to hold, directly or indirectly, shareholdings in the capital stock of another company if such shareholdings do not exceed either 15% of its own funds or the sum of all such shareholdings that exceed 5% of the capital stock or voting rights and which make it possible to exercise a significant influence over the management of such other company does not exceed 60% of it own funds. This limitation is not applicable if the shareholdings are in other financial companies, insurance companies or management companies of pension funds. In addition, the foregoing 15% and 60% investment limits are not applicable if the excess investment is fully covered by additional capital that is excluded from the calculation of the Portuguese bank's own fund ratios or limits which have own funds as reference.

            Dividends, Interest and Proceeds of Sale

            All dividends and interest paid on, and the proceeds of sales in Portugal, of shares and securities held by non-residents of Portugal, may in general be converted into any foreign currency and repatriated abroad subject to the payment of required taxes.

      E.    Taxation

            The following is a general summary of certain principal U.S. Federal, Cayman Islands and Portuguese income tax consequences of the purchase, ownership and disposition of Preference Shares. This summary is based on tax laws in effect in the United States, Portugal and the Cayman Islands and administrative and judicial interpretations thereof, as of the date hereof, all of which are subject to change, possibly on a retroactive basis. This summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase, own or dispose of Series A Preference Shares and does not purport to deal with the tax consequences applicable to all categories of investors, some of which (such as banks, insurance companies, dealers in securities or commodities, investors that do not hold their Series A Preference Shares as capital assets, investors holding Series A Preference Shares as part of a hedging transaction or as a position in a "straddle" or a "conversion transaction" for U.S. tax purposes, and investors whose "functional currency" is not the U.S. dollar) may be subject to special rules. The summary deals only with a beneficial owner of Series A Preference Shares that owns less than 10% of the Company's stock and that is a citizen or resident of the United States, a United States corporation or a holder otherwise subject to U.S. Federal income taxation on a net income basis in respect of the Series A Preference Shares (a "U.S. Holder"). Non-U.S. Holders are urged to consult with their own tax advisors regarding the tax considerations incident to an investment in the Series A Preference Shares.

            United States

            Taxation of Dividends. Cash distributions by the Company on Series A Preference Shares, unless the passive foreign investment company ("PFIC") rules apply, will be treated as dividends and will be included in gross income as ordinary income for U.S. Federal income tax purposes when received by the U.S. Holder to the extent made from the Company's current or accumulated earnings and profits as determined under U.S. Federal income tax principles, but will not be eligible for the dividends received deduction allowed to domestic corporations. To the extent, if any, that the amount of any cash distribution by the Company exceeds its current and accumulated earnings and profits, it will be treated first as a tax-free return of the U.S. Holder's tax basis in the Series A Preference Shares (thereby increasing any capital gain or decreasing any capital loss realized on the subsequent disposition of the Series A Preference Shares) and thereafter as capital gain.

            Distributions with respect to Series A Preference Shares that are taxable as dividends will generally constitute income from sources without the United States for purposes of determining the limitation on the allowable foreign tax credit. The overall limitation on foreign taxes for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by the Company will generally constitute "passive income" or, in the case of certain U.S. Holders, "financial services income".

            Capital Gains. In general, U.S. Holders will be subject to U.S. Federal income tax on any gain derived from the sale or other disposition of Series A Preference Shares. Gain or loss on the sale or other disposition of the Series A Preference Shares will be measured by the difference between the amount realized upon the disposition and the U.S. Holder's tax basis in the Series A Preference Shares. Such gains, unless the PFIC rules apply, or loss will be capital gain or loss if a U.S. Holder holds Series A Preference Shares as a capital asset, and will be long-term capital gain or loss if the Series A Preference Shares were held for more than one year. An U.S. Holder will not be entitled to deduct a capital loss against ordinary income (subject to a limited exception for U.S. Holders who are individuals). Capital gain realized by an U.S. Holder on the sale or other disposition of Series A Preference Shares will generally be treated as U.S. source income. The source of any loss recognized by a U.S. Holder on a sale or other disposition of Series A Preference Shares is not completely clear and U.S. Holders are advised to consult their own tax advisors concerning the treatment for U.S. tax purposes of any such loss. A redemption by the Company of the Series A Preference Shares held by U.S. Holders will generally be treated for U.S. Federal income tax purposes as a sale or exchange on which gain or loss is recognized.

            Passive Foreign Investment Company Rules. Based upon certain management estimates and the manner in which the Bank and the Company intend to operate their businesses in future years, the Bank does not expect the Series A Preference Shares to be considered to be shares of a PFIC for the Company's current fiscal year or for future years. However, since the determination of whether the Series A Preference Shares constitute shares of a PFIC will be based upon the composition of the income and assets of the Company, the Bank and certain affiliates from time to time and since there are uncertainties in the application of the relevant rules, there can be no assurance that the Series A Preference Shares will not be considered shares of a PFIC for any fiscal year. If the Series A Preference Shares were shares of a PFIC for any fiscal year, certain adverse tax consequences could apply. In the event that the Company concludes that it is a PFIC for any fiscal year, the Company will, promptly following such conclusion, so inform holders of the Preference Shares and provide holders with such information as is reasonably required in order to enable holders to satisfy relevant U.S. tax reporting requirements arising as a result of the Company's PFIC status. U.S. Holders are urged to consult with their own tax advisors about the advisability of making a "qualified electing fund" election and other aspects of the PFIC rules.

            Backup Withholding. A U.S. Holder of Series A Preference Shares may, under certain circumstances, be subject to "backup withholding" at the rate of 31% with respect to dividends paid or the proceeds of a sale, exchange or redemption of Series A Preference Shares, unless such holder (a) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact; or (b) provides a correct taxpayer identification number, certifies that such holder is not subject to backup withholding or otherwise complies with applicable requirements of the backup withholding rules. Any amount withheld under these rules will be creditable against the U.S. Holder's U.S. Federal income tax liability. An U.S. Holder who does not provide a correct taxpayer identification number may be subject to penalties imposed by the Internal Revenue Service.

            State and Local Tax. U.S. Holders of Series A Preference Shares may be liable for state and local taxes on any gain on the disposition of and distributions with respect to such shares. The tax treatment of dividends and gain or loss on disposition of Series A Preference Shares varies from state to state and, accordingly, each potential investor is advised to consult its own tax advisor about state and local tax consequences to it of the acquisition, ownership and disposition of Series A Preference Shares.

            Portugal

            Guarantee Payments on Series A Preference Shares. Under current Portuguese law and Madeira Off Shore Zone Regulation, payments made by the Bank under the Guarantee and through its Madeira off shore branch ("Sucursal Financeira Exterior") to holders of Series A Preference Shares who or which are not a resident of Portugal for Portuguese tax purposes will not be subject to any Portuguese income, capital transfer, wealth, estate, gift, inheritance or other tax or duty until the year 2011.

            Cayman Islands

            There are no income, corporation, capital gains or other taxes in effect in the Cayman Islands on the basis of the present legislation. The Governor in Council of the Cayman Islands has issued an undertaking pursuant to the Tax Concessions Law of the Cayman Islands that in the event of any change to the foregoing the Company, for a period of 20 years from the date of the grant of the undertaking, will not be charged tax in the Cayman Islands on its income or its capital gains arising in the Cayman Islands or elsewhere, and that dividends of the Company will be payable without deduction of Cayman Islands tax. No capital or stamp duties are levied in the Cayman Islands on the issue, transfer or redemption of the Series A Preference Shares. There is no applicable tax treaty between the United States and the Cayman Islands.

      F.    Dividends and Paying Agents

            Pursuant to Instructions to Item 10.F, the information required by
            Item 10.F is omitted.

      G.    Statement by Experts

            Pursuant to Instructions to Item 10.G the information required by
            Item 10.G is omitted.

      H.    Documents on Display

            We are subject to the information requirements of the Exchange Act, except that as a foreign issuer, we are not subject to the proxy rules or the short-swing profit disclosure rules of the Exchange Act. In accordance with these statutory requirements, we file or furnish reports and other information with the SEC. Reports and other information filed or furnished by us with the SEC may be inspected and copied at the public reference facilities maintained by the SEC at the following addresses: Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549; 20 Broad Street and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material may also be inspected at the offices of the New York Stock Exchange, 11 Wall Street, New York, New York 10005, on which our Preference Shares are listed. The Commission also maintains a website that contains reports and other information regarding registrants that are required to file electronically with the Commission. You may inspect our electronic filings over the internet at the SEC's homepage at http://www.sec.gov. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

      I.    Subsidiary Information

            Pursuant to Instructions to Item 10.I, the information required by
            Item 10.I is omitted.

ITEM 11. Quantitative And Qualitative Disclosures About Market Risk

      A.    Overview

            Overview

            For Totta, Risk Management is a strategic competitive element and the ultimate purpose of which is to maximize shareholder value. This management entails, conceptually and organizationally, the integrated treatment of the different risks (credit risk, market risk, liquidity risk, operational risk, etc) which are assumed by our units in the development of their activities.

            This focus allows the different risks to be identified, measured in standard terms and integrated so that our global exposure is known and managed from different perspectives (economic groups, segments, sectors, geographic areas). Moreover, it helps to evaluate the risks in relation to their risk-adjusted profitability and to the capital exposed, as well as the monitoring, control and reporting to senior management which makes it possible to adopt timely decisions and optimize the allocation of capital among our different units and activities.

            Since we belong to the Santander Central Hispano universe, our aim is to meet and fully comply with the highest standards of risk management, settled by our headquarters in Madrid and based on the best practices and procedures set forth by the banking industry worldwide.

      B.    Introduction

            From an organizational standpoint, risk management and control is functionally and hierarchically independent from our business activities. The Risk Committee and the Credit Committee, appointed by the board of directors, are composed by the directors and senior managers of the areas involved in the risk management and control (business and control areas) and have the highest level of responsibility. In accordance with the board's Executive Committee, establishes the risk policies for us, setting the risk limits and the levels of authority delegated and, at its periodic meetings, ensures that the risk levels assumed at the individual and global level meet the targets set. Those targets are also perfectly coordinated with the risk profile as a whole of the SCH group and must be in line with the levels of authority delegated by them.

            We apply the RORAC (Return on Risk Adjusted Capital) methodology. This system allows the measurement in standard terms of the returns generated and the level of risk assumed by different products, clients or activities. On one hand, the net earnings adjusted to risk are calculated by deducting, among other costs, the expected loss (a combination of the probability of default by the client and the level of recovery expected should such default arise). On the other hand, the exposed economic capital, or capital at risk, is calculated, which is the capital necessary to cover the unexpected loss measured as a function of the uncertainty or volatility of the expected loss.

            The RORAC methodology allows the risk-adjusted return and capital at risk to be identified in three key dimensions: product, client and business unit. RORAC facilitates the rational setting of prices by considering the risk assumed as one more cost, and serves as a fundamental reference for decision making. At the same time, it quantifies the economic capital exposure and the risk-adjusted profitability for each product, client and business unit, allows budgets to be drawn up with RORAC objectives per manager and unit, and sets incentives for those responsible for each business activity. The objective of business in banking is not to eliminate risk but to optimize the risk-return relationship. The RORAC methodology facilitates this kind of risk management which is focused on the creation of value, and is a key tool in the strategic management of the business of units.

      C.    Risk Management Unification Project

            One of the first steps taken after the merger was to unify the different risk areas and define the processes and procedures in accordance with the maximum attention traditionally attached to risk management in Santander Central Hispano Group and with the credit quality goals set out in our Program Maestro. Those processes and procedures were already set forth in Banco Santander de Negocios Portugal and Banco Santander Portugal and were extended to Banco Totta & Acores and Credito Predial Portugues. The integration and configuration process relating to the areas of Corporate Risk, Counterparty Risk and Market Risk has been completed.

            Unification has been carried out on the basis of adopting the best practices, redesigning and optimizing processes according to the needs, size and objectives of the new banking group. New projects were also started to cut costs and strengthen the service quality provided to the business areas.

            In Retail Banking, loan portfolios have been segmented into categorized risks, non-mechanized standard risks and mechanized risks, applying the methodologies and management support tools in accordance with the features of each group of customers. The process has also taken into account the cost saving and increased efficiency goals common to our management as a whole.

      D.    Credit Risk

            Generally

            Our credit risk management is concerned with the periodic identification, measurement, integration and evaluation of aggregate risk and its risk-adjusted profitability for economic groups, customer segments, sectors, regions and countries, in order to monitor the levels of risk concentration and adjust them to the limits and targets set by senior management.

            During 2002 the unification project of the Group's Risk Department in Portugal was concluded. This project involved a significant effort of integration on the part of the teams and of homogenisation of policies and procedures and, notwithstanding its complexity, it was concluded in a short period of time with no erosion to the efficiency of credit management.

            The management of credit risk in the Group relates to the identification, measurement, integration and assessment of the different credit exposures and their return adjusted to the respective risk, both under a global perspective and within each area of activity.

            The credit risk management process is adjusted to the customer's segment along the different stages of the credit cycle: acceptance, management, follow-up and recovery.

            The model is based on the application of the unique treatment principle for each customer, independently of the sales network or networks with which he operates.

            This "same treatment" principle for each customer differs however in what concerns each customer's and product's characteristics. Basically, the risk model of the Retail Banking Group makes a distinction between: treatment of customised and global management risks (medium and large companies); and standardised risk treatment (small companies, businesses and private customers).

            The most important globally managed customers are distributed by portfolios, allocated to Risk Analysts who, in a dynamic and continuous way, follow the customers' positions. These analysts are grouped in CAU - Corporate Analysis Units.

            Standardised risks are managed, during the acceptance, follow-up and recovery cycle with the strong support of decision making systems and computerised tools providing timely alert signals. The specialised units, which deal with these risks, are identified as OPU - Operations' Decision Units.

            Within this model, the faculty to make decisions concerning risks is delegated, firstly, to Central Credit Committees (Credit Council and Credit Committee of the Risk Department) and, then, at a regional level, to Regional Credit Committees (North and South), joined by the heads of the business areas to reach joint and shared decisions.

            The Corporate Analysis Units and the Operations Decision Units depend upon each of the Regional Credit Committees, with the exception of those from the Corporate Banking and Large Companies Divisions, which have their own Analysis Unit.

            The management and follow-up of credit granted to companies is supported by a special monitoring system that determines the policy to be followed with the customers or groups. This system, based on the detection of alert signals, on rating review or on internal auditing reports, identifies different levels of special monitoring. These, on their turn, set the measures to be adopted for each customer and reduce the powers delegated in cases of higher concern.

            During last year, the computerised processes to select and accept standardised risks in private customers and typified products continued to be set up. This was achieved with the introduction and development of different scoring systems to be used in transactions involving home mortgage products, consumer credit and credit cards.

            The implementation of the BIS II model was also started and the databases needed for the measurement process of the rating and scoring models were structured.

      E.    Counterpart Risk and Country Risk

            There are two concepts in the area of credit risk that require specialized treatment: counterpart risk and country risk.

            Counterpart Risk is the risk that we assume, mainly with financial institutions, brokers, dealers and insurance companies, in our treasury and correspondent banking activities. This risk is measured and controlled by the Counterpart Risk Department under supervision and in coordination with the Credit Risk Department in BSCH Madrid, which consolidates risks across the whole SCH Group. Control is carried out in real time through an integrated system that provides information on the available credit line of any counterpart, in any product and maturity and at any branch of ours (as well as at any bank or branch of the entire SCH Group). The corresponding levels of responsibility are established for approving the credit lines and, where appropriate, excess limits or special transactions.

            Risk is measured both in terms of current value and potential exposure (that is, the value of risk positions considering possible variations in fundamental factors).

            During 2002 the development of a new real-time credit risk control tool took place, due to be fully completed in 2003 and implemented across the SCH Group. The purpose of the new system is to allow new reporting features and improved, more efficient interfaces with other systems in Group Totta.

            Derivatives are concentrated in excellent credit quality counterparties, with most of the risks concentrated on renowned European Union and North American Banks. In principal, no risk is taken with entities outside the OCDE. Below are the figures (in Euros) for loans and derivatives operations at end-2002 in Credit Equivalent Risk values (Replacement Cost + Potencial Risk, where applicable):

Loans
Credit Risk Equivalent Values
31-12-2002

                                             ----------------------------------------------------------------------
                                             Money Market/Loans    Maximum Maturity         Average Maturity*
                                             ----------------------------------------------------------------------
European Union Banks
Except Portuguese Bank and SCH Group                 90,978,704            1                         0
                                             ----------------------------------------------------------------------
Portuguese Banks (Home Offices)                      34,335,730            0                         0
                                             ----------------------------------------------------------------------
Portuguese Banks (North American Branches)           19,739,435            0                         0
                                             ----------------------------------------------------------------------
SCH Group (EU Branches)                             129,053,698            8                         0
                                             ----------------------------------------------------------------------
SCH Group (North American Branches)                     956,224            0                         0
                                             ----------------------------------------------------------------------
North American Banks
                                             ----------------------------------------------------------------------
EU Branches                                              73,825            0                         0
                                             ----------------------------------------------------------------------

* - CRE Weighted

Derivatives Operations / Off-Balance Sheet
Credit Risk Equivalent Values
31-12-2002

                                                          ----------------------------------------------------------------------
                                                               Interest Rate    Maximum Maturity         Average Maturity*
                                                          ----------------------------------------------------------------------
European Union Banks
Except Portuguese Banks, SCH Group and NA Branches                35,291,784             16                        5
                                                          ----------------------------------------------------------------------
Portuguese Banks (Home Offices)                                   14,463,645             7                         4
                                                          ----------------------------------------------------------------------
SCH Group (EU Branches)                                          508,501,701             20                        7
                                                          ----------------------------------------------------------------------
North American Banks
                                                          ----------------------------------------------------------------------
Home Offices                                                         910,749             6                         5
                                                          ----------------------------------------------------------------------
EU Branches                                                       15,477,861             7                         5
                                                          ----------------------------------------------------------------------
Central Administrations
                                                          ----------------------------------------------------------------------
EU Central Administrations                                            14,401             0                         0
                                                          ----------------------------------------------------------------------
Portuguese State                                                  20,892,867             20                       20
                                                          ----------------------------------------------------------------------
Other
                                                          ----------------------------------------------------------------------
Corporate Clients                                                101,622,435             11                        9
                                                          ----------------------------------------------------------------------
Investment Funds                                                  15,727,745             9                         8
                                                          ----------------------------------------------------------------------
Pension Funds                                                     26,543,947             9                         7
                                                          ----------------------------------------------------------------------

                                                          ----------------------------------------------------------------------
                                                                    FX          Maximum Maturity         Average Maturity*
                                                          ----------------------------------------------------------------------
European Union Banks
Except Portuguese Banks, SCH Group and NA Branches               122,576,088             2                         0
                                                          ----------------------------------------------------------------------
EU Bank - NA Branch                                                    6,727             0                         0
                                                          ----------------------------------------------------------------------
Portuguese Banks (Home Offices)                                   13,814,833             0                         0
                                                          ----------------------------------------------------------------------
Portuguese Banks (Other EU Branches)                               3,166,957             0                         0
                                                          ----------------------------------------------------------------------
SCH Group (EU Branches)                                            2,415,094             1                         0
                                                          ----------------------------------------------------------------------
North American Banks
                                                          ----------------------------------------------------------------------
Home Offices                                                       4,156,826             1                         0
                                                          ----------------------------------------------------------------------
EU Branches                                                      286,705,803             3                         1
                                                          ----------------------------------------------------------------------
Other
                                                          ----------------------------------------------------------------------
Corporate Clients                                                  2,505,922             1                         0
                                                          ----------------------------------------------------------------------
Investment Funds                                                   2,051,892             1                         1
                                                          ----------------------------------------------------------------------
Pension Funds                                                        466,330             0                         0
                                                          ----------------------------------------------------------------------

                                                          ----------------------------------------------------------------------
                                                                  Equity        Maximum Maturity         Average Maturity*
                                                          ----------------------------------------------------------------------
European Union Banks
                                                          ----------------------------------------------------------------------
Except Portuguese Banks, SCH Group and NA Branches               104,492,084             4                         2
                                                          ----------------------------------------------------------------------
Portuguese Banks (Home Offices)                                      395,802             1                         0
                                                          ----------------------------------------------------------------------
North American Banks
                                                          ----------------------------------------------------------------------
EU Branches                                                       96,551,753             3                         1
                                                          ----------------------------------------------------------------------

                                                          ----------------------------------------------------------------------
                                                              Fin. Guarantees   Maximum Maturity         Average Maturity*
                                                          ----------------------------------------------------------------------
European Union Banks
                                                          ----------------------------------------------------------------------
Except Portuguese Banks, SCH Group and NA Branches                   573,011             0                         0
                                                          ----------------------------------------------------------------------
Portuguese Banks (Home Offices)                                      376,335             0                         0
                                                          ----------------------------------------------------------------------

                                                          ----------------------------------------------------------------------
                                                                Total Risk      Maximum Maturity         Average Maturity*
                                                          ----------------------------------------------------------------------
European Union Banks
                                                          ----------------------------------------------------------------------
Except Portuguese Banks, SCH Group and NA Branches               353,911,672             16                        1
                                                          ----------------------------------------------------------------------
EU Bank - NA Branch                                                    6,727             0                         0
                                                          ----------------------------------------------------------------------
Portuguese Banks (Home Offices)                                   63,386,345             7                         1
                                                          ----------------------------------------------------------------------
Portuguese Banks (North American Branches)                        19,739,435             0                         0
                                                          ----------------------------------------------------------------------
Portuguese Banks (Other EU Branches)                               3,166,957             0                         0
                                                          ----------------------------------------------------------------------
SCH Group (EU Branches)                                          639,970,493             20                        6
                                                          ----------------------------------------------------------------------
SCH Group (North American Branches)                                  956,224             0                         0
                                                          ----------------------------------------------------------------------
North American Banks
                                                          ----------------------------------------------------------------------
Home Offices                                                       5,067,575             6                         1
                                                          ----------------------------------------------------------------------
EU Branches                                                      398,809,242             7                         1
                                                          ----------------------------------------------------------------------
Central Administrations
                                                          ----------------------------------------------------------------------
EU Central Administrations                                            14,401             0                         0
                                                          ----------------------------------------------------------------------
Portuguese State                                                  20,892,867             20                       20
                                                          ----------------------------------------------------------------------
Other
                                                          ----------------------------------------------------------------------
Corporate Clients                                                104,128,357             11                        8
                                                          ----------------------------------------------------------------------
Investment Funds                                                  17,779,637             9                         7
                                                          ----------------------------------------------------------------------
Pension Funds                                                     27,010,277             9                         7
                                                          ----------------------------------------------------------------------

* - CRE Weighted

            Country risk is linked to the possible inability of the borrower to meet its obligations because of a lack of the necessary foreign currency or incapacity to transfer the payment abroad, or the failure of legal action against the borrower due to sovereignty issues. Our country risk exposure is managed by a specific unit within the Risks Division of BSCH in Madrid. This unit pays particular attention to emerging countries in its analysis of country risk (political and economic-financial), assigns a rating to each country, as well as proposing limits and monitoring and reporting on our position.

      F.    Liquidity Risk

            In our liquidity management, we seek to ensure that, even under adverse conditions, we have access to the funds necessary to cover client needs, maturing liabilities, and capital requirements. Portuguese banking regulations require us to make deposits with the Bank of Portugal on an individual bank basis to comply with the reserve requirements.

            Our Financial Division is responsible for maintaining an adequate liquidity situation and for long-term liquidity planning on a consolidated basis. It accomplishes this objective by monitoring, generally on a monthly basis, differences in maturities between assets and liabilities and by analyzing future funding requirements based on various assumptions, including conditions that might adversely impact our ability to liquidate investment and trading positions and our ability to access the capital markets.

      G.    Operational Risk

            Like all financial institutions, we are exposed to many types of operational risk, including fraud by employees and outsiders, failure to obtain proper internal authorizations, failure to properly document transactions, equipment failures, inadequate training and errors by employees. We maintain a system of controls that is designed to ensure that business areas are operating within established corporate policies and limits as set by management. Our internal audit department monitors compliance with these rules.

      H.    Market Risk

            Generally

            We are exposed to market risk mainly as a result of the following activities:

            Trading in financial instruments, which involves interest rate, foreign exchange rate, equity price risks, and commodity price risk.

            Engaging in retail banking activities, which involves interest rate risk since a change in interest rates affects gross interest income, gross interest expense and customer behavior.

            Investing in assets (including subsidiaries) whose returns or accounts are denominated in currencies other than the Euro, which involves foreign exchange rate risk between the Euro and such other currencies.

            Investing in subsidiaries and other companies, which subjects us to equity price risk.

            Principal Market Risks and how they arise

            The principal market risks to which we are exposed are interest rate risk, foreign exchange rate risk and equity price risk.

            We are exposed to interest rate risk whenever there is a mismatch between interest rate sensitive assets and liabilities, subject to any hedging with interest rate swaps or other off-balance sheet derivative instruments. Interest rate risk arises in connection with both our trading and non-trading activities.

            We are exposed to foreign exchange rate risk as a result of mismatches between assets and liabilities, and off-balance sheet items denominated in different currencies, either as a result of trading or in the normal course of business. We maintain non-trading open currency positions arising from our investments in overseas subsidiaries, affiliates and their currency funding.

            We are exposed to equity price risk in connection with both our trading and investments in equity securities.

      I.    Procedures for Measuring and Managing Market Risk

            As stated earlier, our board, through its Risk Committee, is responsible for establishing our policies, procedures and limits with respect to market risks, including which businesses to enter and maintain. The committee also monitors our overall performance in light of the risks assumed. Market Risk Unit measures and monitors our equity, interest-rate and foreign exchange risk related with treasury and trading activities. ALCO (assets and liabilities committee) consolidates this information with the rest of the ALM (assets and liabilities management) activities and manages the interest rate risk, as well as, the liquidity risk.

      J.    Statistical Tools for Measuring and Managing Market Risk

            VaR Model

            We use a variety of mathematical and statistical models, including value at risk ("VaR") models, historical simulations, stress testing and evaluations of RORAC to measure, monitor, report and manage market risk. We call our VaR figures daily or annual "capital at risk" figures ("DCaR" or "ACaR"), depending on their time horizon, since we use them to allocate economic capital to various activities in order to evaluate the RORAC of such activities.

            As calculated by us, DCaR is an estimate of the expected maximum loss in the market value of a given portfolio over a one-day time horizon at a 99.00% confidence interval. It is the maximum one-day loss that we estimate we would suffer on a given portfolio 99.00% of the time, subject to certain assumptions and limitations discussed below. Conversely, it is the figure that we would expect to exceed only 1.00% of the time, or approximately one-day in 100. DCaR provides a single estimate of market risk that is comparable from one market risk to the other.

            We use DCaR estimates to alert senior management whenever the statistically estimated losses in its portfolios exceed prudent levels. Limits on DCaR are used to control exposure on a portfolio by portfolio basis. DCaR is also used to calculate the RORAC for a particular activity in order to make risk-adjusted performance evaluations.

            Assumptions and Limitations

            We use two methodologies to calculate our VaR: the parametrical, based on the normal distribution of market factors, and the historical simulation with complete valuation.

            Our parametrical VaR models used to measure DCaR assume that changes in market risk factors have a normal distribution and that the parameters of this joint distribution (in particular the standard deviations of risk factor changes and the correlation between them) have been estimated accurately.

            The model assumes that the correlation and changes in market rates/prices included in our historical database are independent and identically distributed random variables, and provides a good estimate of correlation and rate/price changes in the future. We typically use the most recent two years of market data depending on circumstances, but reliable historical risk factor data may not be readily available for certain instruments in our portfolio. ACaR is derived from our DCaR, assuming that the daily risk levels are kept constant for one year.

            Our DCaR and VaR methodology should be interpreted in light of the limitations of our models, which include:

            Changes in market rates and prices may not be independent and identically distributed random variables or have a normal distribution. In particular, the normal distribution assumption may result in underestimating the probability of extreme market moves when using parametrical methodologies. However, we believe that the use of historical simulation techniques in Equity and Fixed Income portfolios has limited such potential underestimating to a large extent.

            A one-day time horizon may not fully capture the market risk of positions that cannot be liquidated or hedged within one day.

            At present, we compute DCaR at the close of business and trading positions may change substantially during the course of the trading day.

            Scenario Analysis and Stress Testing

            Because of these limitations in DCaR and VaR methodology, in addition to historical simulation, we use stress testing to analyze the impact of extreme market movements and to adopt policies and procedures in an effort to protect our capital and results of operation against such contingencies.

      K.    Quantitative Disclosures

            The quantitative disclosures below attempt to measure the market risks we faced for the year 2002 in our trading activities and at December 31, 2001. Our figures are based on the VaR methodology.

            The reported estimates only refer to the trading activities of Totta Group total DCaR, and our total DCaR estimates for trading activities at December 31, 2002, broken down by trading portfolios, were as follows:

            In thousands of Euro
            ---------------------------------------------------------------------------------------------------------------
                                                    At                          Year ended December, 31, 2002
            ---------------------------------------------------------------------------------------------------------------
                    Portfolios              December 31, 2001        Average          High           Low      Period End
            ---------------------------------------------------------------------------------------------------------------
                Interest Rate Risk                 282                 211            1 158           8          1 158
            ---------------------------------------------------------------------------------------------------------------
                    Equity Risk                    321                 436             780           181          181
            ---------------------------------------------------------------------------------------------------------------
                      FX Risk                       3                   43             234            2           76
            ---------------------------------------------------------------------------------------------------------------
                       Total                       426                 524            1 256          325         1 175
            ---------------------------------------------------------------------------------------------------------------

            It's important to mention that the trading and treasury activities involving the undertaking of market risks are designed to be taken in the investment banking unit of the group, namely by Banco Santander de Negocios Portugal.

            The calculated risks although they are referred to as the expected losses over one day, do not include assumptions of non-liquidity of the market related with the volumes of our non-trading portfolio. Additional figures considering a 5 day holding period are however calculated on a daily base.

            Our average DCaR for trading activities was 0.52 million Euro in 2002. The market risk profiles, as measured by DCaR, for our trading activities for each business day are presented in the graph below.

    [THE FOLLOWING WAS REPRESENTED BY A LINE GRAPH IN THE PRINTED MATERIAL.]

TOTTOT            TOTAL
    FHINFORM           P&L Diario           VaR 99.00%          VaR 1.65 STD
        29-Dec-99            410,317.1          1,778,837.8          1,261,316.0
        30-Dec-99             -9,440.1          1,780,914.2          1,262,788.3
        31-Dec-99             30,895.0
         1-Jan-00                               1,780,914.2          1,262,788.3
         3-Jan-00            134,662.6          1,418,830.7          1,006,046.7
         4-Jan-00           -364,793.0          1,474,284.2          1,045,367.0
         5-Jan-00           -510,228.8          1,390,964.2            986,287.5
         6-Jan-00            -31,895.6          1,390,347.9            985,850.5
         7-Jan-00             86,053.7          1,424,644.1          1,010,168.8
        10-Jan-00            -64,225.1
        11-Jan-00            140,489.4          1,803,744.2          1,278,976.3
        12-Jan-00           -234,494.4          1,805,603.9          1,280,295.0
        13-Jan-00            370,309.1          1,837,958.3          1,303,236.4
        14-Jan-00            202,470.2          1,807,550.3          1,281,675.1
        17-Jan-00            830,186.1          1,913,999.1          1,357,154.5
        18-Jan-00             55,588.4          1,989,215.1          1,410,487.7
        19-Jan-00           -312,347.2          1,868,802.9         1,325,107.33
        20-Jan-00           -143,694.1          1,871,070.5         1,326,715.23
        21-Jan-00            365,674.9
        24-Jan-00             30,512.6          1,742,294.7         1,235,404.47
        25-Jan-00            -87,707.2          1,743,281.7         1,236,104.33
        26-Jan-00            375,540.8          1,755,013.3         1,244,422.82
        27-Jan-00             36,534.5          1,800,970.7         1,277,009.77
        28-Jan-00            661,221.8          1,858,597.1         1,317,870.77
        31-Jan-00                               1,798,971.3         1,275,592.03
         1-Feb-00            -23,283.1          1,937,310.4         1,373,683.76
         2-Feb-00            118,649.4          1,956,849.9         1,387,538.64
         3-Feb-00            207,727.1          1,890,749.3         1,340,668.82
         4-Feb-00             88,324.1          1,882,339.4         1,334,705.62
         7-Feb-00           -242,324.1          2,080,179.7         1,474,987.74
         8-Feb-00             66,810.5          2,079,057.4         1,474,191.98
         9-Feb-00             33,104.0          1,918,853.1         1,360,596.32
        10-Feb-00                167.0          1,919,819.7         1,361,281.68
        11-Feb-00            -34,468.4          1,880,454.9         1,333,369.40
        14-Feb-00           -362,120.3          1,079,575.6           765,491.97
        15-Feb-00            112,050.2          1,065,763.3           755,698.12
        16-Feb-00            -46,520.4            763,434.3           541,326.40
        17-Feb-00            155,289.1            702,299.6           497,977.77
        18-Feb-00            -81,743.2            898,392.6           637,020.94
        21-Feb-00           -119,796.1            771,333.2           546,927.25
        22-Feb-00           -154,978.5            778,758.9           552,192.62
        23-Feb-00           -176,160.0            767,381.4           544,125.22
        24-Feb-00             17,985.3            713,153.3           505,673.82
        25-Feb-00            221,329.4            665,219.1           471,685.21
        28-Feb-00           -247,062.6            649,264.4           460,372.26
        29-Feb-00            -46,554.3            442,987.5           314,108.01
         1-Mar-00            -18,493.9            377,341.3           267,560.47
         2-Mar-00             26,287.0            508,529.8           360,581.93
         3-Mar-00            123,528.7            453,295.8           321,417.28
         6-Mar-00           -176,418.7            445,662.1           316,004.50
         8-Mar-00             30,416.3            468,672.1           332,320.13
        13-Mar-00           -223,929.4            545,959.2           387,121.90
        14-Mar-00             93,705.9            857,758.3           608,208.53
        15-Mar-00            273,555.1            928,355.6           658,266.79
        16-Mar-00            115,899.2          1,069,539.3           758,375.56
        17-Mar-00           -210,114.6          1,134,363.3           804,340.14
        20-Mar-00           -183,767.7          1,116,207.3           791,466.26
        21-Mar-00             38,540.1          1,084,177.0           768,754.61
        22-Mar-00             57,655.5          1,019,276.6           722,735.91
        23-Mar-00             17,712.9          1,015,891.2           720,335.37
        24-Mar-00             25,428.8          1,132,087.6           802,726.51
        27-Mar-00           -182,075.9          1,139,432.9           807,934.84
        28-Mar-00             27,450.4          1,123,790.8           796,843.50
        29-Mar-00            119,304.9          1,058,384.8           750,466.26
        30-Mar-00           -173,342.1          1,119,266.6           793,635.54
        31-Mar-00                               1,134,075.1           804,135.74
         3-Apr-00           -195,843.6          1,146,646.9           813,050.02
         4-Apr-00           -412,652.8
         5-Apr-00            -21,537.0
         6-Apr-00           -109,075.3          1,030,330.0           730,573.52
         7-Apr-00            -52,483.6          1,011,647.4           717,326.29
        10-Apr-00             43,994.4          1,007,967.5           714,716.97
        11-Apr-00            290,371.0          1,029,801.2           730,198.52
        12-Apr-00            164,866.9          1,038,932.6           736,673.31
        13-Apr-00             22,515.1          1,046,263.3           741,871.29
        14-Apr-00           -119,218.0          1,194,019.9           846,640.67
        17-Apr-00            133,031.6            963,620.2           683,271.77
        19-Apr-00            372,929.6            930,716.1           659,940.52
        26-Apr-00            320,652.7            889,261.2           630,546.21
        28-Apr-00             68,437.6            862,652.6           611,678.93
        30-Apr-00
         3-May-00             87,963.8            855,712.3           606,757.78
         5-May-00             79,470.2            858,721.8           608,891.70
         8-May-00             71,355.2            854,196.7           605,683.11
         9-May-00           -263,618.0            832,495.3           590,295.34
        11-May-00             50,273.9            793,378.1           562,558.59
        12-May-00            770,698.2            747,698.3           530,168.55
        16-May-00           -159,930.2            759,714.3           538,688.69
        17-May-00            202,654.7            742,567.4           526,530.40
        18-May-00            -68,604.7            767,912.3           544,501.65
        19-May-00            219,277.5            779,051.5           552,400.05
        22-May-00                                 844,263.8           598,640.00
        23-May-00           -121,138.1            865,644.0           613,799.98
        24-May-00            -64,611.9            834,280.1           591,560.88
        25-May-00           -206,543.4            907,962.7           643,806.84
        26-May-00           -181,128.8            895,425.1           634,916.83
        29-May-00                                 584,123.2           414,182.79
        30-May-00           -303,188.6            549,268.2           389,468.20
        31-May-00          1,150,803.1            532,720.3           377,734.65
         1-Jun-00            186,530.6            556,817.8           394,821.40
         2-Jun-00            128,811.6            513,349.5           363,999.42
         5-Jun-00            -64,335.5            592,535.3           420,147.53
         6-Jun-00            129,544.9            491,693.5           348,643.84
         7-Jun-00            -24,563.4            432,180.7           306,445.27
         8-Jun-00            240,521.6            445,272.6           315,728.28
         9-Jun-00           -223,445.6            336,705.4           238,746.82
        12-Jun-00           -184,435.9            503,303.1           356,875.83
        16-Jun-00             52,026.5            408,327.9           289,532.02
        20-Jun-00            185,923.9            347,816.1           246,625.06
        21-Jun-00           -124,428.7            477,740.5           338,750.24
        23-Jun-00            -65,816.7            454,041.6           321,946.14
        26-Jun-00            112,237.7            302,560.1           214,535.53
        27-Jun-00             19,707.3            317,775.2           225,324.06
        28-Jun-00            -18,512.0            297,157.7           210,704.82
        29-Jun-00           -116,352.4            324,803.8           230,307.81
        30-Jun-00           -354,350.5            311,670.7           220,995.57
         3-Jul-00             28,794.4            407,054.4           288,629.02
         4-Jul-00             73,600.0            293,110.4           207,835.07
         6-Jul-00            -81,871.5            292,153.1           207,156.28
        10-Jul-00            168,071.9
        12-Jul-00            -12,162.7
        13-Jul-00            -31,841.9            380,519.6           269,814.09
        14-Jul-00              2,843.4            346,021.2           245,352.36
        17-Jul-00            -19,690.1            238,255.1           168,938.94
        18-Jul-00             31,984.3            232,443.1           164,817.81
        20-Jul-00            193,873.6            316,428.3           224,369.00
        21-Jul-00             51,857.2            342,375.6           242,767.42
        24-Jul-00             -3,448.6            212,201.5           150,465.15
        25-Jul-00             -8,476.6            223,837.9           158,716.15
        26-Jul-00             -3,889.7            222,850.3           158,015.91
        27-Jul-00           -162,376.4            224,312.0           159,052.34
        28-Jul-00            199,868.1            222,738.0           157,936.24
        31-Jul-00           -363,126.8            219,687.7           155,773.41
         4-Aug-00            -52,714.4            215,820.4           153,031.21
         7-Aug-00             29,581.1            267,823.8           189,905.16
         8-Aug-00            101,635.1            268,472.7           190,365.28
         9-Aug-00             52,630.5            269,671.9           191,215.58
        10-Aug-00            -35,186.3            255,002.2           180,813.75
        14-Aug-00            140,404.7            245,492.5           174,070.78
        16-Aug-00            -42,914.1            243,892.6           172,936.29
        17-Aug-00             19,110.7            244,248.7           173,188.83
        18-Aug-00             21,472.6            238,416.6           169,053.43
        22-Aug-00           -129,873.3            234,724.0           166,435.12
        23-Aug-00           -182,258.1            229,544.1           162,762.22
        24-Aug-00            163,256.5            226,583.5           160,662.95
        25-Aug-00           -336,159.0            214,695.3           152,233.47
        28-Aug-00            240,802.1            218,928.4           155,234.99
        29-Aug-00            -45,369.4            214,200.3           151,882.45
        31-Aug-00            112,119.3            218,000.9           154,577.32
         1-Sep-00           -147,950.1            266,468.2           188,943.91
         4-Sep-00             80,613.0            210,265.8           149,092.64
         5-Sep-00            128,359.1            196,299.9           139,189.87
         7-Sep-00            -86,004.0            364,059.5           258,142.78
         8-Sep-00             68,743.1            386,598.4           274,124.36
        11-Sep-00            -52,508.4            178,559.6           126,610.81
        12-Sep-00            115,946.3            178,343.6           126,457.63
        13-Sep-00           -150,968.0            192,622.5           136,582.34
        15-Sep-00           -126,164.2            203,694.6           144,433.20
        18-Sep-00           -105,529.7            178,049.9           126,249.40
        19-Sep-00            218,924.8            197,623.8           140,128.62
        20-Sep-00           -129,976.0            263,039.3           186,512.64
        21-Sep-00            144,364.0            374,417.9           265,487.54
        22-Sep-00             56,095.1            368,443.8           261,251.53
        25-Sep-00            235,139.0            203,217.6           144,094.99
        26-Sep-00           -292,171.2            202,103.0           143,304.69
        28-Sep-00           -148,196.1            610,488.9           432,877.81
        29-Sep-00            381,585.4            530,187.0           375,938.38
        30-Sep-00            381,585.4
         4-Oct-00             31,621.3            511,643.8           362,789.95
         6-Oct-00            -13,812.3            682,910.7           484,229.78
         9-Oct-00           -190,016.6            591,526.9           419,432.46
        10-Oct-00             14,123.4            696,845.9           494,110.76
        11-Oct-00            255,583.8
        17-Oct-00             50,050.6            549,177.5           389,403.88
        18-Oct-00            207,894.6            541,743.0           384,132.33
        20-Oct-00             47,934.1            702,178.7           497,892.10
        24-Oct-00            225,474.2            689,984.9           489,245.85
        26-Oct-00           -126,863.4
        30-Oct-00            261,386.0            524,874.0           372,171.11
        31-Oct-00             75,951.3            519,617.8           368,444.11
         2-Nov-00             46,547.9            515,977.3           365,862.69
         3-Nov-00            -27,869.9            548,107.3           388,645.03
         6-Nov-00            322,235.6            546,215.2           387,303.41
        10-Nov-00            -29,795.7            581,557.1           412,363.22
        13-Nov-00           -296,613.9            583,142.5           413,487.39
        17-Nov-00            499,833.5            572,745.4           406,115.13
        20-Nov-00             42,602.3            554,278.9           393,021.13
        21-Nov-00            -92,892.4            552,340.6           391,646.74
        22-Nov-00             10,111.4            587,819.0           416,803.30
        24-Nov-00            208,934.7            535,771.6           379,898.20
        27-Nov-00            -59,561.5            534,143.3           378,743.62
        28-Nov-00            257,511.9            538,489.6           381,825.43
        29-Nov-00            -20,510.5
        30-Nov-00           -118,223.6            541,753.3           384,139.63
         4-Dec-00             -6,532.5            546,877.3           387,772.90
         5-Dec-00             60,589.1            549,329.1           389,511.40
         6-Dec-00            346,788.9            559,875.9           396,989.80
        12-Dec-00           -109,429.7
        14-Dec-00             65,473.5            627,976.8           445,277.92
        20-Dec-00           -359,909.0            679,118.2           481,540.61
        21-Dec-00            -29,669.6
        22-Dec-00            329,464.8            691,216.4           490,119.07
        27-Dec-00           -103,040.0
        28-Dec-00            123,748.3            640,262.2           453,989.11
        29-Dec-00            -66,630.1            568,640.3           403,204.34

media                                             763,155.2
high                                            2,080,179.7
low                                               178,049.9

            Daily Revenues Distribution

            The histogram below shows the 2002 distribution of daily revenues (either positive or negative) generated by our trading activities, which includes trading revenue, trading-related net interest income, commissions, and other source of trading-related revenue.

                               [BAR GRAPH OMITTED]


            Interest Rate Risk

            Totta Group DCaR estimates at December 31, 2001, and our DCaR estimates at and for the year ended December 31, 2002 of interest rate risk related with trading activities, broken down by portfolios, were as follows:

            In thousands of Euro
            -----------------------------------------------------------------------------------------------------------------
                                                    At                            Year ended December 31, 2002
            -----------------------------------------------------------------------------------------------------------------
                    Portfolios              December 31, 2001        Average           High           Low       Period End
            -----------------------------------------------------------------------------------------------------------------
                   F.I. Trading                    187                 208             1 102           7           971
            -----------------------------------------------------------------------------------------------------------------
                   Market Making                   102                  15              155            0            66
            -----------------------------------------------------------------------------------------------------------------
                Interest Rate Total                282                 211             1 158           8          1 158
            -----------------------------------------------------------------------------------------------------------------

            Our average DCaR for trading activities was 0.21 million Euro in 2002. It has evolved irregularly throughout the year as a result of the different strategies that were undertaken. The year began with low DCaR values, resulting mainly from low risk arbitrage strategies between European government bonds, mainly peripheral countries. In April the capital-at-risk increased as a consequence of the opening of a directional position in Euribor futures. In September there was another upward movement in the DCaR due to the opening of spreads between 20 year maturity government bonds (long positions in French bonds and short positions in Greek bonds) and also asset-swap positions with Greek bonds. Until the end of the year these positions in long term government debt increased, which caused the DcaR values to break the EUR 1 million upper limit.

            The market risk profiles, as measured by DCaR, for our treasury and trading activities for each business day are presented in the graph below. In spite of the fact that interest rate risk is generated mainly by non-trading activities, we don't have yet prepared DCaR estimates for them.

    [THE FOLLOWING WAS REPRESENTED BY A LINE GRAPH IN THE PRINTED MATERIAL.]

Divisa:                 USD
Unidades:
STDNORMAL:                         2.327
STD2EJE                             1.65
Datos:                  Todos los Datos
Fecha Inicio:                   2-Jan-00
Fecha Fin:                     29-Dec-00

                   TRARF            MMRF            TRESRF              TRARF                  MMRF                 TRESRF
                   Proprietary Deuda M. Making Deuda Treasury            Proprietary Deuda      M. Making Deuda      Treasury
 FHINFORM             VaR 99.00%      VaR 99.00%         VaR 99.00%           VaR 1.65 STD         VaR 1.65 STD        VaR 1.65 STD
    30-Dec-99         149,575.9       109,563.3             192,477.6            106,059.4             77,687.8           136,479.6
     3-Jan-00         149,064.7        86,605.3             200,945.1            105,696.9             61,409.0           142,483.6
     4-Jan-00         178,232.5       122,712.7             269,952.2            126,378.9             87,011.6           191,414.3
     5-Jan-00         227,407.7        71,869.7             273,162.2            161,247.4             50,960.5           193,690.4
     6-Jan-00         300,017.2       125,099.4             316,729.4            212,732.4             88,703.9           224,582.5
     7-Jan-00         379,659.6       133,464.0             437,170.0            269,204.3             94,635.0           309,983.0
    10-Jan-00
    11-Jan-00         381,219.6       482,648.7             858,727.8            270,310.4            342,230.5           608,895.9
    12-Jan-00         380,202.3       373,195.6             751,663.4            269,589.1            264,620.9           532,980.0
    13-Jan-00         368,642.3       406,047.8             774,571.3            261,392.2            287,915.3           549,223.3
    14-Jan-00         206,241.3       453,748.8             659,119.4            146,239.0            321,738.5           467,360.1
    17-Jan-00         253,435.5       580,535.1             784,198.6            179,702.9            411,638.6           556,049.7
    18-Jan-00         352,725.9       620,288.8             923,168.1            250,106.4            439,826.6           654,588.5
    19-Jan-00         355,844.3       378,801.0             693,393.4            252,317.6            268,595.5           491,662.7
    20-Jan-00         329,596.2       420,693.2             698,113.5            233,705.9            298,299.9           495,009.6
    21-Jan-00
    24-Jan-00         270,001.5       162,824.5             385,596.1            191,449.3            115,453.6           273,413.7
    25-Jan-00         258,690.9       242,808.5             388,513.3           183,429.33           172,167.60           275,482.1
    26-Jan-00         271,477.8       197,020.6             422,264.1           192,496.09           139,700.92          299,413.71
    27-Jan-00         399,651.2       226,137.2             541,629.5           283,379.69           160,346.55          384,051.87
    28-Jan-00         445,215.5       279,805.7             671,907.6           315,687.84           198,401.09          476,427.85
    31-Jan-00         325,737.8       231,448.6             536,777.9           230,970.05           164,112.68          380,611.78
     1-Feb-00         269,237.9       577,211.8             828,685.5           190,907.84           409,282.14          587,593.90
     2-Feb-00         269,915.9       614,024.7             864,939.0           191,388.59           435,384.91          613,300.09
     3-Feb-00         265,121.2       490,417.1             738,310.4           187,988.84           347,738.81          523,511.86
     4-Feb-00         263,634.1       479,669.9             721,294.6           186,934.34           340,118.35          511,446.51
     7-Feb-00         326,262.7       776,620.5           1,077,057.2           231,342.29           550,676.32          763,706.21
     8-Feb-00         316,170.1       785,996.8           1,075,232.1           224,185.94           557,324.73          762,412.08
     9-Feb-00         324,800.1       499,749.4             793,580.7           230,305.17           354,356.04          562,702.25
    10-Feb-00         300,805.3       518,232.0             795,441.2           213,291.22           367,461.46          564,021.49
    11-Feb-00         311,646.3       430,903.4             717,449.1           220,978.27           305,539.57          508,719.81
    14-Feb-00         308,755.2       296,692.9             522,955.0           218,928.27           210,375.28          370,810.37
    15-Feb-00         308,104.8       345,375.7             548,650.6           218,467.08           244,894.70          389,030.32
    16-Feb-00         237,719.5       263,720.7             316,865.9           168,559.20           186,995.74          224,679.34
    17-Feb-00         300,163.8       244,644.3             374,116.6           212,836.40           173,469.31          265,273.94
    18-Feb-00         384,956.3       246,291.4             631,247.6           272,959.96           174,637.19          447,597.16
    21-Feb-00         428,127.0       286,479.7             470,125.1           303,570.90           203,133.41          333,350.41
    22-Feb-00         345,967.5       373,584.3             480,001.4           245,314.27           264,896.50          340,353.37
    23-Feb-00         333,057.5       341,656.7             464,839.1           236,160.23           242,257.62          329,602.30
    24-Feb-00         276,110.6       323,516.6             389,804.8           195,781.08           229,395.10          276,397.88
    25-Feb-00         227,199.4       307,299.1             318,253.6           161,099.71           217,895.82          225,663.27
    28-Feb-00         216,049.5       295,111.9             292,878.5           153,193.68           209,254.23          207,670.61
    29-Feb-00         213,545.8       237,718.0             369,509.5           151,418.36           168,558.09          262,007.13
     1-Mar-00         192,905.0       170,977.4             257,353.8           136,782.65           121,234.53          182,481.21
     2-Mar-00         218,007.3       204,773.6             367,554.8           154,581.86           145,198.30          260,621.15
     3-Mar-00         176,696.9       208,950.9             293,281.8           125,290.04           148,160.31          207,956.59
     6-Mar-00         179,902.6       212,335.4             283,967.7           127,563.11           150,560.13          201,352.25
     8-Mar-00         201,321.0       189,946.3             311,822.3           142,750.20           134,684.74          221,103.05
    13-Mar-00         172,043.2       228,691.6             344,230.2           121,990.20           162,157.81          244,082.43
    14-Mar-00         172,356.7       300,631.1             407,285.7           122,212.55           213,167.71          288,793.03
    15-Mar-00         172,579.0       347,772.5             445,618.4           122,370.18           246,594.19          315,973.49
    16-Mar-00         135,843.4       273,043.7             351,489.9            96,322.15           193,606.42          249,230.03
    17-Mar-00         111,580.1       264,823.5             319,017.6            79,117.79           187,777.70          226,205.01
    20-Mar-00          96,446.6       257,538.3             295,726.1            68,387.17           182,612.06          209,689.75
    21-Mar-00         112,552.0       221,438.0             216,726.2            79,806.94           157,014.48          153,673.47
    22-Mar-00         109,307.1       192,656.0             301,963.2            77,506.11           136,606.14          214,112.25
    23-Mar-00         107,405.6       273,520.2             380,925.8            76,157.83           193,944.24          270,102.07
    24-Mar-00          77,448.0       231,350.2             308,798.2            54,915.84           164,042.93          218,958.77
    27-Mar-00          79,879.3       251,525.1             331,404.3            56,639.78           178,348.26          234,988.04
    28-Mar-00          79,056.2       274,613.3             353,669.5            56,056.18           194,719.36          250,775.54
    29-Mar-00          67,662.0       213,299.8             280,961.8            47,976.94           151,243.95          199,220.89
    30-Mar-00         476,640.7       234,079.9             710,720.6           337,970.39           165,978.48          503,948.87
    31-Mar-00         468,522.1       270,796.0             496,860.8           332,213.79           192,012.66          352,307.86
     3-Apr-00         464,013.7       218,437.6             482,135.5           329,017.03           154,887.00          341,866.57
     4-Apr-00
     6-Apr-00          72,774.6       353,918.1             347,718.5            51,602.12           250,951.81          246,555.90
     7-Apr-00          69,364.8       337,580.7             329,683.4            49,184.34           239,367.50          233,767.80
    10-Apr-00          72,721.9       307,196.0             301,814.2            51,564.75           217,822.71          214,006.66
    11-Apr-00          73,596.5       330,742.1             324,252.7            52,184.91           234,518.44          229,917.04
    12-Apr-00          71,982.8       363,296.4             353,751.4            51,040.66           257,601.69          250,833.59
    13-Apr-00          63,531.7       345,195.2             353,509.5            45,048.25           244,766.65          250,662.09
    14-Apr-00          63,180.6       387,664.7             396,314.4            44,799.28           274,880.42          281,013.68
    17-Apr-00          65,096.4       431,286.4             433,983.2            46,157.74           305,811.18          307,723.36
    19-Apr-00          62,421.8       327,526.2             344,453.8            44,261.26           232,238.17          244,240.98
    26-Apr-00          78,293.1       330,022.0             383,769.6            55,515.09           234,007.83          272,118.52
    28-Apr-00          77,889.3       330,906.2             382,907.6            55,228.80           234,634.84          271,507.29
    30-Apr-00
     3-May-00          94,965.3       534,617.0             380,664.6            67,336.83           379,079.50          269,916.87
     5-May-00         103,866.7       538,040.8             394,801.5            73,648.51           381,507.23          279,940.89
     8-May-00         110,013.8       537,243.8             383,413.0            78,007.22           380,942.11          271,865.67
     9-May-00         108,698.4       460,578.9             330,693.2            77,074.53           326,581.48          234,483.78
    11-May-00         109,956.7       328,144.0             231,836.8            77,966.70           232,676.23          164,387.96
    12-May-00         111,733.9       255,453.6             180,054.1            79,226.86           181,133.81          127,670.48
    16-May-00          96,589.4       257,162.6             185,567.0            68,488.39           182,345.67          131,579.53
    18-May-00          99,680.1       338,609.0             245,722.0            70,679.88           240,096.61          174,233.48
    19-May-00         101,082.7       445,777.1             335,435.7            71,674.45           316,086.03          237,846.54
    23-May-00         107,170.0       576,011.7             371,700.5            75,990.73           408,431.13          263,560.75
    24-May-00         107,522.9       590,653.1             317,874.4            76,240.99           418,812.92          225,394.38
    25-May-00         110,308.2       430,547.6             439,206.3            78,215.98           305,287.33          311,426.91
    26-May-00         116,182.8       397,412.4             419,712.6            82,381.48           281,792.23          297,604.55
    30-May-00         174,318.9       342,815.9             384,742.0           123,603.83           243,079.58          272,808.07
    31-May-00         184,014.3       306,202.0             361,748.5           130,478.53           217,117.86          256,504.10
     1-Jun-00         192,102.8       322,590.2             385,942.1           136,213.87           228,738.25          273,659.00
     2-Jun-00         189,204.9       423,290.2             474,643.3           134,159.02           300,141.31          336,554.14
     5-Jun-00         261,410.1       422,252.4             570,499.6           185,357.42           299,405.44          404,522.73
     6-Jun-00         182,452.5       420,303.8             466,948.1           129,371.14           298,023.72          331,097.70
     7-Jun-00         185,647.6       347,930.7             405,548.1           131,636.67           246,706.33          287,560.99
     8-Jun-00         201,464.7       364,494.8             420,341.6           142,852.05           258,451.41          298,050.56
     9-Jun-00         196,797.9       185,534.2             288,773.8           139,543.01           131,556.23          204,760.11
    12-Jun-00         212,394.9       248,505.4             332,808.4           150,602.34           176,207.10          235,983.62
    16-Jun-00         219,972.0       254,761.3             372,390.0           155,975.02           180,642.95          264,049.65
    20-Jun-00         221,208.2       180,624.6             313,704.7           156,851.51           128,075.04          222,437.80
    21-Jun-00         225,103.8       134,910.8             295,529.3           159,613.78            95,660.85          209,550.23
    26-Jun-00         210,934.8       128,938.3             266,593.5           149,566.98            91,425.99          189,032.77
    27-Jun-00         209,288.8       114,137.0             259,791.8           148,399.90            80,930.81          184,209.92
    28-Jun-00         208,126.1       109,737.8             255,346.7           147,575.45            77,811.50          181,058.07
    29-Jun-00         189,000.3       146,701.5             284,401.5           134,014.00           104,021.25          201,659.82
    30-Jun-00         187,790.7       122,929.6             272,538.0           133,156.27            87,165.35          193,247.83
     3-Jul-00         174,888.6       123,099.0             249,786.3           124,007.81            87,285.51          177,115.35
     4-Jul-00         292,489.0       121,270.9             249,285.3           207,394.40            85,989.26          176,760.10
     6-Jul-00         206,743.7        96,903.5             243,293.8           146,595.20            68,711.09          172,511.69
    10-Jul-00
    12-Jul-00
    14-Jul-00         151,166.3        88,042.8             208,199.9           107,187.10            62,428.26          147,627.75
    17-Jul-00         149,862.1        81,373.1             188,389.7           106,262.31            57,699.03          133,580.99
    18-Jul-00         158,275.2        85,006.6             180,830.0           112,227.80            60,275.41          128,220.64
    20-Jul-00          88,119.2        89,272.2             171,832.8            62,482.48            63,300.01          121,841.04
    21-Jul-00         144,739.8        85,623.3             172,619.0           102,630.29            60,712.68          122,398.48
    24-Jul-00         140,932.8        91,183.2             158,491.3            99,930.86            64,655.07          112,381.05
    25-Jul-00         142,715.8        83,962.8             167,605.5           101,195.15            59,535.27          118,843.61
    26-Jul-00         139,140.1        83,562.4             169,785.4            98,659.71            59,251.35          120,389.28
    27-Jul-00         184,502.3        84,023.2             173,615.9           130,824.58            59,578.09          123,105.40
    28-Jul-00         186,343.7        90,526.3             174,502.2           132,130.26            64,189.24          123,733.85
    31-Jul-00         184,250.9        79,804.1             164,510.7           130,646.31            56,586.52          116,649.17
     4-Aug-00         198,456.2        67,468.5             159,289.5           140,718.85            47,839.71          112,947.01
     7-Aug-00         153,546.9        70,037.5             172,519.2           108,875.08            49,661.34          122,327.75
     8-Aug-00         151,070.4        75,050.9             177,535.9           107,119.12            53,216.13          125,884.96
     9-Aug-00         241,957.8        74,847.0             182,003.6           171,564.43            53,071.61          129,052.84
    10-Aug-00         247,850.4        50,687.9             159,541.7           175,742.64            35,941.14          113,125.82
    14-Aug-00         231,284.4        26,984.4             155,959.6           163,996.27            19,133.74          110,585.85
    16-Aug-00         235,194.3        22,775.8             158,990.9           166,768.64            16,149.60          112,735.28
    17-Aug-00         236,250.7        34,246.8             163,468.8           167,517.70            24,283.33          115,910.43
    18-Aug-00         241,593.5        16,681.3             161,338.9           171,306.10            11,828.18          114,400.14
    22-Aug-00         229,851.0        17,309.9             169,122.5           162,979.85            12,273.91          119,919.27
    23-Aug-00         224,476.8        21,824.1             167,363.4           159,169.17            15,474.77          118,671.94
    24-Aug-00         225,565.0        25,522.0             167,239.3           159,940.77            18,096.81          118,583.98
    25-Aug-00         227,321.1        23,866.2             145,438.2           161,185.98            16,922.76          103,125.52
    28-Aug-00         226,036.1        31,091.6             148,948.9           160,274.82            22,046.08          105,614.85
    29-Aug-00         226,058.8        27,426.9             144,516.0           160,290.91            19,447.50          102,471.58
    31-Aug-00         215,673.9        48,227.7             135,558.2           152,927.37            34,196.70           96,119.88
     1-Sep-00         292,476.1        46,256.5             132,035.6           207,385.29            32,798.99           93,622.17
     4-Sep-00         296,260.2        47,275.0             135,720.5           210,068.47            33,521.18           96,234.99
     5-Sep-00         294,653.5        43,350.7             123,071.8           208,929.24            30,738.58           87,266.18
     7-Sep-00         286,177.0        60,914.3             140,598.7           202,918.80            43,192.35           99,694.00
     8-Sep-00         286,100.1        61,540.5             185,403.2           202,864.26            43,636.39          131,463.37
    11-Sep-00         270,902.0        84,798.3             137,887.5           192,087.79            60,127.70           97,771.54
    12-Sep-00         230,403.8       102,739.4             139,913.9           163,371.86            72,849.15           99,208.42
    13-Sep-00         231,893.4       103,388.5             142,511.7           164,428.10            73,309.44          101,050.41
    15-Sep-00         278,014.7       113,064.2             153,963.3           197,131.15            80,170.16          109,170.38
    18-Sep-00         276,858.8       117,133.5             120,407.7           196,311.59            83,055.53           85,377.16
    19-Sep-00         281,086.9       116,510.4             145,711.2           199,309.56            82,613.73          103,319.07
    20-Sep-00         267,397.5       128,267.4             155,043.0           189,602.84            90,950.22          109,935.98
    21-Sep-00         268,437.0       255,421.8             270,687.0           190,339.91           181,111.29          191,935.36
    22-Sep-00         273,476.8       258,813.3             273,989.3           193,913.54           183,516.11          194,276.90
    25-Sep-00         271,352.6        77,793.8             177,923.2           192,407.28            55,161.08          126,159.57
    26-Sep-00         278,575.1        81,534.7             174,676.2           197,528.51            57,813.62          123,857.20
    28-Sep-00         469,192.1        83,678.6             520,143.9           332,688.82            59,333.77          368,817.13
    29-Sep-00         539,505.0        76,286.2             519,095.1           382,545.47            54,092.08          368,073.44
    30-Sep-00
     4-Oct-00         522,097.7        66,725.1             499,980.8           370,202.46            47,312.61          354,520.09
     6-Oct-00         512,613.7        82,221.7             594,835.4           363,477.67            58,300.73          421,778.40
     9-Oct-00         511,826.8        83,852.4             483,700.7           362,919.75            59,456.98          342,976.44
    11-Oct-00
    17-Oct-00         477,307.0        95,587.1             447,942.2           338,442.85            67,777.68          317,621.21
    18-Oct-00         472,954.2        96,520.1             446,574.9           335,356.45            68,439.28          316,651.74
    20-Oct-00         441,197.8                             537,717.9           312,838.99                               381,278.27
    26-Oct-00
    30-Oct-00         448,759.7        54,899.1             444,583.5           318,200.92            38,927.15          315,239.73
    31-Oct-00         444,373.0        57,688.2             445,065.8           315,090.43            40,904.83          315,581.69
     2-Nov-00         456,965.3        60,509.6             443,063.3           324,019.23            42,905.38          314,161.80
     3-Nov-00         478,511.4        63,123.2             479,344.0           339,296.85            44,758.58          339,887.26
     6-Nov-00         482,539.6        58,403.7             483,567.9           342,153.10            41,412.13          342,882.28
    10-Nov-00         493,501.5        76,764.8             491,140.4           349,925.86            54,431.40          348,251.67
    13-Nov-00         497,395.6        89,348.9             492,738.5           352,687.00            63,354.39          349,384.81
    17-Nov-00         482,175.4       132,226.8             482,257.0           341,894.92            93,757.72          341,952.75
    21-Nov-00         478,082.7       121,866.8             478,659.9           338,992.92            86,411.81          339,402.19
    22-Nov-00         528,010.3        66,299.4             514,362.9           374,394.90            47,010.75          364,717.98
    24-Nov-00         530,064.2        93,453.5             522,764.6           375,851.32            66,264.85          370,675.35
    27-Nov-00         525,738.1        66,191.1             513,938.3           372,783.81            46,933.99          364,416.93
    28-Nov-00         532,956.5        64,686.5             521,587.7           377,902.11            45,867.06          369,840.85
    29-Nov-00
    30-Nov-00         531,656.2        65,816.1             523,890.7           376,980.11            46,668.06          371,473.86
     4-Dec-00         537,844.6        64,306.3             529,187.7           381,368.07            45,597.54          375,229.78
     5-Dec-00         536,198.6        29,758.9             533,686.6           380,201.00            21,101.07          378,419.78
     6-Dec-00         533,579.3        25,944.3             532,775.9           378,343.74            18,396.29          377,774.08
    20-Dec-00         577,023.0       111,983.2             584,800.8           409,148.22            79,403.65          414,663.24
    22-Dec-00         584,527.9       127,765.3             597,088.5           414,469.75            90,594.20          423,376.01
    27-Dec-00
    28-Dec-00         532,742.7        98,265.3             545,286.8           377,750.49            69,676.75          386,645.14
    29-Dec-00         534,344.3       102,608.4             544,083.6           378,886.14            72,756.26          385,791.95

Media                  262,171.6       222,132.2             382,620.7
Low                     62,421.8        16,681.3             120,407.7
High                   584,527.9       785,996.8           1,077,057.2

            Daily Revenues Distribution

            The histogram below shows the 2002 distribution of daily revenues (either positive or negative) generated by our trading activities in the fixed income markets, which includes trading revenue, trading-related net interest income, commissions, and other source of trading-related revenue.

     [THE FOLLOWING WAS REPRESENTED BY A BAR CHART IN THE PRINTED MATERIAL.]

Divisa:                 USD
Unidades:
STDNORMAL:                         2.327
STD2EJE                             1.65
Datos:                  Todos los Datos
Fecha Inicio:                   2-Jan-00
Fecha Fin:                     29-Dec-00

            TRARF        MMRF                       TRARF          MMRF                         TRARF         MMRF
            Proprietary  M. Making     TRESRF       Proprietary    M. Making      TRESRF        Proprietary   M. Making   TRESRF
            Deuda        Deuda         Treasury     Deuda          Deuda          Treasury      Deuda         Deuda       Treasury
FHINFORM    VaR 99.00%   VaR 99.00%    VaR 99.00%   VaR 1.65 STD   VaR 1.65 STD   VaR 1.65 STD  P&L Diario    P&L Diario  P&L Diario
30-Dec-99    149,575.9    109,563.3     192,477.6      106,059.4       77,687.8      136,479.6  -158,221.7    -68,526.2   -226,747.9
 3-Jan-00    149,064.7     86,605.3     200,945.1      105,696.9       61,409.0      142,483.6    22,104.4     25,674.0
 4-Jan-00    178,232.5    122,712.7     269,952.2      126,378.9       87,011.6      191,414.3    -6,945.4     62,621.2
 5-Jan-00    227,407.7     71,869.7     273,162.2      161,247.4       50,960.5      193,690.4   -45,299.1     14,986.0
 6-Jan-00    300,017.2    125,099.4     316,729.4      212,732.4       88,703.9      224,582.5   -42,876.5    -36,782.9
 7-Jan-00    379,659.6    133,464.0     437,170.0      269,204.3       94,635.0      309,983.0   119,954.9    100,165.1
10-Jan-00                                                                                         66,187.8     -9,036.8
11-Jan-00    381,219.6    482,648.7     858,727.8      270,310.4      342,230.5      608,895.9  -141,850.3    149,665.0      7,814.7
12-Jan-00    380,202.3    373,195.6     751,663.4      269,589.1      264,620.9      532,980.0  -186,885.9    -42,935.8   -229,821.7
13-Jan-00    368,642.3    406,047.8     774,571.3      261,392.2      287,915.3      549,223.3   264,250.4     30,299.9    294,550.4
14-Jan-00    206,241.3    453,748.8     659,119.4      146,239.0      321,738.5      467,360.1   -50,483.2     26,724.3    -23,758.9
17-Jan-00    253,435.5    580,535.1     784,198.6      179,702.9      411,638.6      556,049.7      -247.7     74,799.7     74,552.0
18-Jan-00    352,725.9    620,288.8     923,168.1      250,106.4      439,826.6      654,588.5   -19,960.8    -45,815.0    -65,775.8
19-Jan-00    355,844.3    378,801.0     693,393.4      252,317.6      268,595.5      491,662.7    19,571.4    -15,975.9      3,595.5
20-Jan-00    329,596.2    420,693.2     698,113.5      233,705.9      298,299.9      495,009.6    13,670.7   -148,483.2   -134,812.5
21-Jan-00                                                                                         -5,585.5    131,302.7    125,717.3
24-Jan-00    270,001.5    162,824.5     385,596.1      191,449.3      115,453.6      273,413.7    37,190.6     -6,678.0     30,512.6
25-Jan-00    258,690.9    242,808.5     388,513.3     183,429.33     172,167.60      275,482.1    44,232.7    -28,122.6     16,110.0
26-Jan-00    271,477.8    197,020.6     422,264.1     192,496.09     139,700.92     299,413.71   -25,148.8     34,485.7      9,336.9
27-Jan-00    399,651.2    226,137.2     541,629.5     283,379.69     160,346.55     384,051.87   -38,353.2      8,775.5    -29,577.7
28-Jan-00    445,215.5    279,805.7     671,907.6     315,687.84     198,401.09     476,427.85     8,021.8    -85,133.8    -77,112.0
31-Jan-00    325,737.8    231,448.6     536,777.9     230,970.05     164,112.68     380,611.78
 1-Feb-00    269,237.9    577,211.8     828,685.5     190,907.84     409,282.14     587,593.90    28,464.2     41,505.6     69,969.8
 2-Feb-00    269,915.9    614,024.7     864,939.0     191,388.59     435,384.91     613,300.09    -5,452.6    -21,760.4    -27,212.9
 3-Feb-00    265,121.2    490,417.1     738,310.4     187,988.84     347,738.81     523,511.86    25,572.7     40,190.9     65,763.6
 4-Feb-00    263,634.1    479,669.9     721,294.6     186,934.34     340,118.35     511,446.51    10,677.7     87,099.7     97,777.4
 7-Feb-00    326,262.7    776,620.5   1,077,057.2     231,342.29     550,676.32     763,706.21   -24,846.8    -71,541.9    -96,388.7
 8-Feb-00    316,170.1    785,996.8   1,075,232.1     224,185.94     557,324.73     762,412.08    22,726.9    -57,089.2    -34,362.3
 9-Feb-00    324,800.1    499,749.4     793,580.7     230,305.17     354,356.04     562,702.25     2,964.6      8,195.6     11,160.2
10-Feb-00    300,805.3    518,232.0     795,441.2     213,291.22     367,461.46     564,021.49    20,782.2      3,984.7     24,766.9
11-Feb-00    311,646.3    430,903.4     717,449.1     220,978.27     305,539.57     508,719.81   -11,906.9     10,475.5     -1,431.4
14-Feb-00    308,755.2    296,692.9     522,955.0     218,928.27     210,375.28     370,810.37    21,005.8     71,763.0     92,768.8
15-Feb-00    308,104.8    345,375.7     548,650.6     218,467.08     244,894.70     389,030.32    -2,824.9      2,332.0       -492.9
16-Feb-00    237,719.5    263,720.7     316,865.9     168,559.20     186,995.74     224,679.34    -5,732.4    -64,906.2    -70,638.6
17-Feb-00    300,163.8    244,644.3     374,116.6     212,836.40     173,469.31     265,273.94   -13,935.8    111,332.2     97,396.4
18-Feb-00    384,956.3    246,291.4     631,247.6     272,959.96     174,637.19     447,597.16   -24,841.4   -161,040.0   -185,881.5
21-Feb-00    428,127.0    286,479.7     470,125.1     303,570.90     203,133.41     333,350.41    -1,871.1    -19,312.2    -21,183.3
22-Feb-00    345,967.5    373,584.3     480,001.4     245,314.27     264,896.50     340,353.37    42,413.7   -222,543.7   -180,130.1
23-Feb-00    333,057.5    341,656.7     464,839.1     236,160.23     242,257.62     329,602.30   -38,892.9    -38,598.8    -77,491.7
24-Feb-00    276,110.6    323,516.6     389,804.8     195,781.08     229,395.10     276,397.88    38,852.6    -22,849.6     16,003.0
25-Feb-00    227,199.4    307,299.1     318,253.6     161,099.71     217,895.82     225,663.27    28,795.2    173,861.6    202,656.8
28-Feb-00    216,049.5    295,111.9     292,878.5     153,193.68     209,254.23     207,670.61   -41,998.9   -238,896.0   -280,894.9
29-Feb-00    213,545.8    237,718.0     369,509.5     151,418.36     168,558.09     262,007.13
 1-Mar-00    192,905.0    170,977.4     257,353.8     136,782.65     121,234.53     182,481.21    -3,635.5      8,730.3      5,094.9
 2-Mar-00    218,007.3    204,773.6     367,554.8     154,581.86     145,198.30     260,621.15    18,876.6    -25,422.5     -6,545.9
 3-Mar-00    176,696.9    208,950.9     293,281.8     125,290.04     148,160.31     207,956.59     9,159.6    110,390.1    119,549.7
 6-Mar-00    179,902.6    212,335.4     283,967.7     127,563.11     150,560.13     201,352.25    -8,191.0   -168,227.8   -176,418.7
 8-Mar-00    201,321.0    189,946.3     311,822.3     142,750.20     134,684.74     221,103.05     2,537.2     27,879.2     30,416.3
13-Mar-00    172,043.2    228,691.6     344,230.2     121,990.20     162,157.81     244,082.43     4,631.8   -224,292.8   -219,661.0
14-Mar-00    172,356.7    300,631.1     407,285.7     122,212.55     213,167.71     288,793.03    -2,844.1     26,911.6     24,067.5
15-Mar-00    172,579.0    347,772.5     445,618.4     122,370.18     246,594.19     315,973.49     1,158.2     11,793.6     12,951.9
16-Mar-00    135,843.4    273,043.7     351,489.9      96,322.15     193,606.42     249,230.03    19,005.1     23,506.5     42,511.6
17-Mar-00    111,580.1    264,823.5     319,017.6      79,117.79     187,777.70     226,205.01   -10,269.5    -76,711.5    -86,981.0
20-Mar-00     96,446.6    257,538.3     295,726.1      68,387.17     182,612.06     209,689.75    11,437.5     67,821.0     79,258.5
21-Mar-00    112,552.0    221,438.0     216,726.2      79,806.94     157,014.48     153,673.47    -7,110.6    -60,802.3    -67,912.8
22-Mar-00    109,307.1    192,656.0     301,963.2      77,506.11     136,606.14     214,112.25    10,960.5    -10,042.4        918.1
23-Mar-00    107,405.6    273,520.2     380,925.8      76,157.83     193,944.24     270,102.07     5,136.7    -61,697.1    -56,560.4
24-Mar-00     77,448.0    231,350.2     308,798.2      54,915.84     164,042.93     218,958.77     7,660.7    -57,279.8    -49,619.0
27-Mar-00     79,879.3    251,525.1     331,404.3      56,639.78     178,348.26     234,988.04    -8,843.6    105,234.7     96,391.1
28-Mar-00     79,056.2    274,613.3     353,669.5      56,056.18     194,719.36     250,775.54     1,562.3      7,783.3      9,345.5
29-Mar-00     67,662.0    213,299.8     280,961.8      47,976.94     151,243.95     199,220.89   -21,228.3         -9.0    -21,237.3
30-Mar-00    476,640.7    234,079.9     710,720.6     337,970.39     165,978.48     503,948.87    15,894.7    -26,520.3    -10,625.5
31-Mar-00    468,522.1    270,796.0     496,860.8     332,213.79     192,012.66     352,307.86
 3-Apr-00    464,013.7    218,437.6     482,135.5     329,017.03     154,887.00     341,866.57    -6,247.1     -9,292.2    -15,539.3
 4-Apr-00                                                                                          5,521.5   -121,122.7   -115,601.3
 6-Apr-00     72,774.6    353,918.1     347,718.5      51,602.12     250,951.81     246,555.90   -49,936.5    -37,601.8    -87,538.4
 7-Apr-00     69,364.8    337,580.7     329,683.4      49,184.34     239,367.50     233,767.80     5,249.1    -60,348.7    -55,099.6
10-Apr-00     72,721.9    307,196.0     301,814.2      51,564.75     217,822.71     214,006.66    62,516.1     49,640.2    112,156.3
11-Apr-00     73,596.5    330,742.1     324,252.7      52,184.91     234,518.44     229,917.04     7,676.4    114,454.3    122,130.7
12-Apr-00     71,982.8    363,296.4     353,751.4      51,040.66     257,601.69     250,833.59    10,019.4    -60,987.4    -50,968.0
13-Apr-00     63,531.7    345,195.2     353,509.5      45,048.25     244,766.65     250,662.09       289.4    -98,320.9    -98,031.5
14-Apr-00     63,180.6    387,664.7     396,314.4      44,799.28     274,880.42     281,013.68   -14,107.0     25,599.6     11,492.7
17-Apr-00     65,096.4    431,286.4     433,983.2      46,157.74     305,811.18     307,723.36    13,678.2     65,717.8     79,395.9
19-Apr-00     62,421.8    327,526.2     344,453.8      44,261.26     232,238.17     244,240.98     2,047.3     -6,257.4     -4,210.1
26-Apr-00     78,293.1    330,022.0     383,769.6      55,515.09     234,007.83     272,118.52     8,445.5    103,297.3    111,742.9
28-Apr-00     77,889.3    330,906.2     382,907.6      55,228.80     234,634.84     271,507.29    24,492.2    -50,515.3    -26,023.1
30-Apr-00
 3-May-00     94,965.3    534,617.0     380,664.6      67,336.83     379,079.50     269,916.87        62.0     -2,143.6     -2,081.6
 5-May-00    103,866.7    538,040.8     394,801.5      73,648.51     381,507.23     279,940.89       184.5     -6,279.0     -6,094.5
 8-May-00    110,013.8    537,243.8     383,413.0      78,007.22     380,942.11     271,865.67        82.4     -2,106.2     -2,023.8
 9-May-00    108,698.4    460,578.9     330,693.2      77,074.53     326,581.48     234,483.78     1,795.5   -132,907.4   -131,111.9
11-May-00    109,956.7    328,144.0     231,836.8      77,966.70     232,676.23     164,387.96   -51,555.0     55,047.6      3,492.6
12-May-00    111,733.9    255,453.6     180,054.1      79,226.86     181,133.81     127,670.48    14,074.4      4,119.5     18,193.9
16-May-00     96,589.4    257,162.6     185,567.0      68,488.39     182,345.67     131,579.53    -4,200.4    -66,070.5    -70,270.9
18-May-00     99,680.1    338,609.0     245,722.0      70,679.88     240,096.61     174,233.48    12,911.8     -1,930.1     10,981.6
19-May-00    101,082.7    445,777.1     335,435.7      71,674.45     316,086.03     237,846.54    -7,111.5     22,479.0     15,367.4
23-May-00    107,170.0    576,011.7     371,700.5      75,990.73     408,431.13     263,560.75    -6,016.8    -36,910.9    -42,927.7
24-May-00    107,522.9    590,653.1     317,874.4      76,240.99     418,812.92     225,394.38   -37,007.7    -41,763.9    -78,771.6
25-May-00    110,308.2    430,547.6     439,206.3      78,215.98     305,287.33     311,426.91   -26,616.6   -119,267.1   -145,883.7
26-May-00    116,182.8    397,412.4     419,712.6      82,381.48     281,792.23     297,604.55    68,829.1    -69,830.1     -1,001.0
30-May-00    174,318.9    342,815.9     384,742.0     123,603.83     243,079.58     272,808.07   -28,856.6   -145,652.6   -174,509.2
31-May-00    184,014.3    306,202.0     361,748.5     130,478.53     217,117.86     256,504.10   -44,965.8     42,164.2     -2,801.7
 1-Jun-00    192,102.8    322,590.2     385,942.1     136,213.87     228,738.25     273,659.00     9,777.2    -69,944.1    -60,166.9
 2-Jun-00    189,204.9    423,290.2     474,643.3     134,159.02     300,141.31     336,554.14    36,219.7     71,473.3    107,693.0
 5-Jun-00    261,410.1    422,252.4     570,499.6     185,357.42     299,405.44     404,522.73   -21,264.2    -31,344.9    -52,609.2
 6-Jun-00    182,452.5    420,303.8     466,948.1     129,371.14     298,023.72     331,097.70     9,826.6     27,097.6     36,924.2
 7-Jun-00    185,647.6    347,930.7     405,548.1     131,636.67     246,706.33     287,560.99     4,400.9    -78,075.6    -73,674.7
 8-Jun-00    201,464.7    364,494.8     420,341.6     142,852.05     258,451.41     298,050.56    42,204.8    277,365.5    319,570.3
 9-Jun-00    196,797.9    185,534.2     288,773.8     139,543.01     131,556.23     204,760.11   -69,881.1   -205,605.9   -275,487.0
12-Jun-00    212,394.9    248,505.4     332,808.4     150,602.34     176,207.10     235,983.62   -66,850.5   -117,585.4   -184,435.9
16-Jun-00    219,972.0    254,761.3     372,390.0     155,975.02     180,642.95     264,049.65     8,619.2     57,022.6     65,641.7
20-Jun-00    221,208.2    180,624.6     313,704.7     156,851.51     128,075.04     222,437.80   135,616.7     40,891.3    176,508.0
21-Jun-00    225,103.8    134,910.8     295,529.3     159,613.78      95,660.85     209,550.23   -44,435.3     27,157.4    -17,278.0
26-Jun-00    210,934.8    128,938.3     266,593.5     149,566.98      91,425.99     189,032.77   -15,128.2     41,663.6     26,535.3
27-Jun-00    209,288.8    114,137.0     259,791.8     148,399.90      80,930.81     184,209.92     4,869.0    -17,963.5    -13,094.4
28-Jun-00    208,126.1    109,737.8     255,346.7     147,575.45      77,811.50     181,058.07    -9,247.2     -6,196.7    -15,443.9
29-Jun-00    189,000.3    146,701.5     284,401.5     134,014.00     104,021.25     201,659.82       575.0    -40,101.8    -39,526.8
30-Jun-00    187,790.7    122,929.6     272,538.0     133,156.27      87,165.35     193,247.83   -46,188.7        713.4    -45,475.3
 3-Jul-00    174,888.6    123,099.0     249,786.3     124,007.81      87,285.51     177,115.35   -10,603.5     39,397.9     28,794.4
 4-Jul-00    292,489.0    121,270.9     249,285.3     207,394.40      85,989.26     176,760.10     9,539.0     13,630.5     23,169.5
 6-Jul-00    206,743.7     96,903.5     243,293.8     146,595.20      68,711.09     172,511.69   -44,590.0     21,748.8    -22,841.2
10-Jul-00                                                                                         -3,540.2    -19,546.9    -23,087.1
12-Jul-00                                                                                          2,542.6    -14,705.3    -12,162.7
14-Jul-00    151,166.3     88,042.8     208,199.9     107,187.10      62,428.26     147,627.75   -24,771.3    -11,030.5    -35,801.9
17-Jul-00    149,862.1     81,373.1     188,389.7     106,262.31      57,699.03     133,580.99         2.2    -19,692.3    -19,690.1
18-Jul-00    158,275.2     85,006.6     180,830.0     112,227.80      60,275.41     128,220.64    -5,170.9      7,397.4      2,226.5
20-Jul-00     88,119.2     89,272.2     171,832.8      62,482.48      63,300.01     121,841.04   171,190.7     22,682.9    193,873.6
21-Jul-00    144,739.8     85,623.3     172,619.0     102,630.29      60,712.68     122,398.48     1,690.0      8,146.5      9,836.5
24-Jul-00    140,932.8     91,183.2     158,491.3      99,930.86      64,655.07     112,381.05    -6,475.7     13,691.3      7,215.6
25-Jul-00    142,715.8     83,962.8     167,605.5     101,195.15      59,535.27     118,843.61    -1,021.7    -10,677.3    -11,699.0
26-Jul-00    139,140.1     83,562.4     169,785.4      98,659.71      59,251.35     120,389.28   -15,524.0     -1,507.0    -17,031.0
27-Jul-00    184,502.3     84,023.2     173,615.9     130,824.58      59,578.09     123,105.40    -5,769.2     32,688.5     26,919.3
28-Jul-00    186,343.7     90,526.3     174,502.2     132,130.26      64,189.24     123,733.85    12,590.4    121,343.1    133,933.5
31-Jul-00    184,250.9     79,804.1     164,510.7     130,646.31      56,586.52     116,649.17    -9,875.3   -167,796.7   -177,672.0
 4-Aug-00    198,456.2     67,468.5     159,289.5     140,718.85      47,839.71     112,947.01    12,027.0       -588.9     11,438.1
 7-Aug-00    153,546.9     70,037.5     172,519.2     108,875.08      49,661.34     122,327.75      -934.6      9,654.7      8,720.1
 8-Aug-00    151,070.4     75,050.9     177,535.9     107,119.12      53,216.13     125,884.96    16,772.2     -4,683.3     12,088.9
 9-Aug-00    241,957.8     74,847.0     182,003.6     171,564.43      53,071.61     129,052.84   -36,094.2     25,467.4    -10,626.8
10-Aug-00    247,850.4     50,687.9     159,541.7     175,742.64      35,941.14     113,125.82   -25,162.0    -21,656.4    -46,818.3
14-Aug-00    231,284.4     26,984.4     155,959.6     163,996.27      19,133.74     110,585.85    22,436.7     64,518.5     86,955.2
16-Aug-00    235,194.3     22,775.8     158,990.9     166,768.64      16,149.60     112,735.28     9,021.4    -26,880.6    -17,859.2
17-Aug-00    236,250.7     34,246.8     163,468.8     167,517.70      24,283.33     115,910.43    12,316.4    -13,772.6     -1,456.2
18-Aug-00    241,593.5     16,681.3     161,338.9     171,306.10      11,828.18     114,400.14   -18,128.4     30,354.8     12,226.4
22-Aug-00    229,851.0     17,309.9     169,122.5     162,979.85      12,273.91     119,919.27   -28,326.0    -69,617.5    -97,943.4
23-Aug-00    224,476.8     21,824.1     167,363.4     159,169.17      15,474.77     118,671.94   -35,122.4    -46,497.9    -81,620.4
24-Aug-00    225,565.0     25,522.0     167,239.3     159,940.77      18,096.81     118,583.98    19,232.2    165,326.0    184,558.3
25-Aug-00    227,321.1     23,866.2     145,438.2     161,185.98      16,922.76     103,125.52   -13,141.4   -266,302.4   -279,443.9
28-Aug-00    226,036.1     31,091.6     148,948.9     160,274.82      22,046.08     105,614.85    38,833.7     60,318.7     99,152.3
29-Aug-00    226,058.8     27,426.9     144,516.0     160,290.91      19,447.50     102,471.58  -102,381.4     57,230.0    -45,151.4
31-Aug-00    215,673.9     48,227.7     135,558.2     152,927.37      34,196.70      96,119.88    42,905.8     52,905.3     95,811.2
 1-Sep-00    292,476.1     46,256.5     132,035.6     207,385.29      32,798.99      93,622.17   -30,059.1   -117,891.1   -147,950.1
 4-Sep-00    296,260.2     47,275.0     135,720.5     210,068.47      33,521.18      96,234.99   -76,554.4       -258.1    -76,812.5
 5-Sep-00    294,653.5     43,350.7     123,071.8     208,929.24      30,738.58      87,266.18   126,687.9     71,037.9    197,725.8
 7-Sep-00    286,177.0     60,914.3     140,598.7     202,918.80      43,192.35      99,694.00   -16,875.3    -17,904.1    -34,779.4
 8-Sep-00    286,100.1     61,540.5     185,403.2     202,864.26      43,636.39     131,463.37    -1,937.2      7,904.3      5,967.1
11-Sep-00    270,902.0     84,798.3     137,887.5     192,087.79      60,127.70      97,771.54    16,703.3    -52,932.3    -36,229.0
12-Sep-00    230,403.8    102,739.4     139,913.9     163,371.86      72,849.15      99,208.42    30,777.3     40,257.6     71,034.9
13-Sep-00    231,893.4    103,388.5     142,511.7     164,428.10      73,309.44     101,050.41       351.8    -87,627.3    -87,275.5
15-Sep-00    278,014.7    113,064.2     153,963.3     197,131.15      80,170.16     109,170.38   -32,779.7      6,835.5    -25,944.2
18-Sep-00    276,858.8    117,133.5     120,407.7     196,311.59      83,055.53      85,377.16     1,398.8   -184,152.8   -182,754.0
19-Sep-00    281,086.9    116,510.4     145,711.2     199,309.56      82,613.73     103,319.07    14,222.6    218,894.7    233,117.2
20-Sep-00    267,397.5    128,267.4     155,043.0     189,602.84      90,950.22     109,935.98      -634.0    -12,990.0    -13,624.0
21-Sep-00    268,437.0    255,421.8     270,687.0     190,339.91     181,111.29     191,935.36     3,901.1    166,589.7    170,490.9
22-Sep-00    273,476.8    258,813.3     273,989.3     193,913.54     183,516.11     194,276.90     7,184.5    -38,129.7    -30,945.2
25-Sep-00    271,352.6     77,793.8     177,923.2     192,407.28      55,161.08     126,159.57    32,007.5    206,659.0    238,666.4
26-Sep-00    278,575.1     81,534.7     174,676.2     197,528.51      57,813.62     123,857.20    14,991.2   -346,049.6   -331,058.3
28-Sep-00    469,192.1     83,678.6     520,143.9     332,688.82      59,333.77     368,817.13      -684.2   -134,534.3   -135,218.5
29-Sep-00    539,505.0     76,286.2     519,095.1     382,545.47      54,092.08     368,073.44    30,405.9    239,655.4    270,061.3
30-Sep-00                                                                                         30,405.9    239,655.4    270,061.3
 4-Oct-00    522,097.7     66,725.1     499,980.8     370,202.46      47,312.61     354,520.09    42,496.7    -42,060.6        436.2
 6-Oct-00    512,613.7     82,221.7     594,835.4     363,477.67      58,300.73     421,778.40   -10,866.2     -2,946.1    -13,812.3
 9-Oct-00    511,826.8     83,852.4     483,700.7     362,919.75      59,456.98     342,976.44   -18,100.8    -91,163.4   -109,264.1
11-Oct-00                                                                                          2,990.9    252,592.9    255,583.8
17-Oct-00    477,307.0     95,587.1     447,942.2     338,442.85      67,777.68     317,621.21     2,499.7     39,208.2     41,707.9
18-Oct-00    472,954.2     96,520.1     446,574.9     335,356.45      68,439.28     316,651.74     4,118.2    312,036.4    316,154.5
20-Oct-00    441,197.8                  537,717.9     312,838.99                    381,278.27    47,934.1                  47,934.1
26-Oct-00                                                                                          3,779.1   -130,642.5   -126,863.4
30-Oct-00    448,759.7     54,899.1     444,583.5     318,200.92      38,927.15     315,239.73      -114.2    240,216.4    240,102.2
31-Oct-00    444,373.0     57,688.2     445,065.8     315,090.43      40,904.83     315,581.69   -14,135.1     96,303.4     82,168.3
 2-Nov-00    456,965.3     60,509.6     443,063.3     324,019.23      42,905.38     314,161.80     2,791.3    -36,838.7    -34,047.4
 3-Nov-00    478,511.4     63,123.2     479,344.0     339,296.85      44,758.58     339,887.26    36,781.8    -34,091.1      2,690.7
 6-Nov-00    482,539.6     58,403.7     483,567.9     342,153.10      41,412.13     342,882.28     7,736.4    113,559.9    121,296.3
10-Nov-00    493,501.5     76,764.8     491,140.4     349,925.86      54,431.40     348,251.67     4,879.2    -34,674.9    -29,795.7
13-Nov-00    497,395.6     89,348.9     492,738.5     352,687.00      63,354.39     349,384.81   -24,437.7   -272,176.2   -296,613.9
17-Nov-00    482,175.4    132,226.8     482,257.0     341,894.92      93,757.72     341,952.75     4,929.8    494,903.8    499,833.5
21-Nov-00    478,082.7    121,866.8     478,659.9     338,992.92      86,411.81     339,402.19    11,043.8    -11,731.8       -688.0
22-Nov-00    528,010.3     66,299.4     514,362.9     374,394.90      47,010.75     364,717.98   -10,614.6     20,726.0     10,111.4
24-Nov-00    530,064.2     93,453.5     522,764.6     375,851.32      66,264.85     370,675.35    63,672.8     24,344.0     88,016.8
27-Nov-00    525,738.1     66,191.1     513,938.3     372,783.81      46,933.99     364,416.93   -15,424.6    -57,801.4    -73,226.0
28-Nov-00    532,956.5     64,686.5     521,587.7     377,902.11      45,867.06     369,840.85    52,530.8     46,840.0     99,370.8
29-Nov-00                                                                                            294.1    -20,804.6    -20,510.5
30-Nov-00    531,656.2     65,816.1     523,890.7     376,980.11      46,668.06     371,473.86   -62,244.4     22,059.8    -40,184.6
 4-Dec-00    537,844.6     64,306.3     529,187.7     381,368.07      45,597.54     375,229.78    57,432.0    -63,964.5     -6,532.5
 5-Dec-00    536,198.6     29,758.9     533,686.6     380,201.00      21,101.07     378,419.78   -20,899.1     81,488.2     60,589.1
 6-Dec-00    533,579.3     25,944.3     532,775.9     378,343.74      18,396.29     377,774.08    -5,394.9      4,092.4     -1,302.5
20-Dec-00    577,023.0    111,983.2     584,800.8     409,148.22      79,403.65     414,663.24   -12,241.7   -135,621.8   -147,863.5
22-Dec-00    584,527.9    127,765.3     597,088.5     414,469.75      90,594.20     423,376.01   102,386.6    227,078.2    329,464.8
27-Dec-00                                                                                        -85,804.4   -176,323.0   -262,127.4
28-Dec-00    532,742.7     98,265.3     545,286.8     377,750.49      69,676.75     386,645.14    69,535.5     54,212.8    123,748.3
29-Dec-00    534,344.3    102,608.4     544,083.6     378,886.14      72,756.26     385,791.95  -137,276.3    -74,110.8   -211,387.1

Media        262,171.6    222,132.2     382,620.7
Low           62,421.8     16,681.3     120,407.7
High         584,527.9    785,996.8   1,077,057.2

            Duration and BPV's as of December 31, 2002

            Below we present the Duration and BPV's related with the trading activities from the Treasury Department, and reported as trading activities. BPV's are calculated by total value and by duration buckets in order to represent the interest rate risk associated with the portfolios in analysis.

-----------------------------------------------------------------------------
Prop. Position                                                Euro
-----------------------------------------------------------------------------
          Duration                    BPV                 Market Value
-----------------------------------------------------------------------------
          < 1 year                    -218                  -647,838
-----------------------------------------------------------------------------
          < 3 year                   2,051                  -684,685
-----------------------------------------------------------------------------
          < 5 year                   -1,440                  696,045
-----------------------------------------------------------------------------
          < 7 year                   -1,882                -10,592,729
-----------------------------------------------------------------------------
         < 10 year                   -1,898                -3,649,925
-----------------------------------------------------------------------------
          >10 year                   6,443                  5,046,626
-----------------------------------------------------------------------------
           Total                     3,056                 -9,832,506
-----------------------------------------------------------------------------

-----------------------------------------------------------------------------
Market Making                                                 Euro
-----------------------------------------------------------------------------
          Duration                    BPV                 Market Value
-----------------------------------------------------------------------------
          < 1 year                    --                       --
-----------------------------------------------------------------------------
          < 3 year                    -20                    105,124
-----------------------------------------------------------------------------
          < 5 year                     6                     -17,378
-----------------------------------------------------------------------------
          < 7 year                    --                       --
-----------------------------------------------------------------------------
         < 10 year                    --                       --
-----------------------------------------------------------------------------
          >10 year                    --                       --
-----------------------------------------------------------------------------
           Total                      -14                    87,746
-----------------------------------------------------------------------------

-----------------------------------------------------------------------------
           Total                     3,043                 -9,744,760
-----------------------------------------------------------------------------

            Equity Price Risk

            Totta Group DCaR estimates at December 31, 2000 and our DCaR estimates at and for the year ended December 31, 2001 of equity price risk, broken down by trading activities, were as follows at and for the periods ended on the dates below:

In thousands of Euro
----------------------------------------------------------------------------------------------------------------
                                           At                         Year ended December 31, 2002
----------------------------------------------------------------------------------------------------------------
          Portfolios               December 31, 2001        Average        High        Low        Period End
----------------------------------------------------------------------------------------------------------------
        Equity Trading                     26                 47           211          0             72
----------------------------------------------------------------------------------------------------------------
      Equity Mar. Making                   1                  10           217          0              4
----------------------------------------------------------------------------------------------------------------
      Equity Proprietary                   -                  --           --          --             --
----------------------------------------------------------------------------------------------------------------
          Investment                      226                 324          514         157            160
----------------------------------------------------------------------------------------------------------------
      Equity Derivatives                  227                 270          712          36            43
----------------------------------------------------------------------------------------------------------------
         Equity Total                     321                 436          780         181            181
----------------------------------------------------------------------------------------------------------------

            Market value has been used for the calculation of the DcaR (expected losses due to changes in market prices). The market risk profiles, as measured by DCaR, for our trading activities for each business day are presented in the graph below. As we can easily see by the analysis of the graph shown below, the equity risk was slightly decreased during September and October but was kept between 0.3 and
            0.6 over the year with a high in July.

    [THE FOLLOWING WAS REPRESENTED BY A LINE GRAPH IN THE PRINTED MATERIAL.]

Divisa:                 USD
Unidades:
STDNORMAL:                         2.327
STD2EJE                             1.65
Datos:                  Todos los Datos
Fecha Inicio:                   2-Jan-00
Fecha Fin:                     29-Dec-00

           TRARF         MMRF                      TRARF          MMRF                         TRARF         MMRF
           Proprietary   M. Making     TRESRF      Proprietary    M. Making     TRESRF         Proprietary   M. Making    TRESRF
           Deuda         Deuda         Treasury    Deuda          Deuda         Treasury       Deuda         Deuda        Treasury
FHINFORM   VaR 99.00%    VaR 99.00%    VaR 99.00%  VaR 1.65 STD   VaR 1.65 STD  VaR 1.65 STD   P&L Diario    P&L Diario   P&L Diario
30-Dec-99   149,575.9     109,563.3     192,477.6     106,059.4       77,687.8     136,479.6   -158,221.7     -68,526.2   -226,747.9
 3-Jan-00   149,064.7      86,605.3     200,945.1     105,696.9       61,409.0     142,483.6     22,104.4      25,674.0
 4-Jan-00   178,232.5     122,712.7     269,952.2     126,378.9       87,011.6     191,414.3     -6,945.4      62,621.2
 5-Jan-00   227,407.7      71,869.7     273,162.2     161,247.4       50,960.5     193,690.4    -45,299.1      14,986.0
 6-Jan-00   300,017.2     125,099.4     316,729.4     212,732.4       88,703.9     224,582.5    -42,876.5     -36,782.9
 7-Jan-00   379,659.6     133,464.0     437,170.0     269,204.3       94,635.0     309,983.0    119,954.9     100,165.1
10-Jan-00                                                                                        66,187.8      -9,036.8
11-Jan-00   381,219.6     482,648.7     858,727.8     270,310.4      342,230.5     608,895.9   -141,850.3     149,665.0      7,814.7
12-Jan-00   380,202.3     373,195.6     751,663.4     269,589.1      264,620.9     532,980.0   -186,885.9     -42,935.8   -229,821.7
13-Jan-00   368,642.3     406,047.8     774,571.3     261,392.2      287,915.3     549,223.3    264,250.4      30,299.9    294,550.4
14-Jan-00   206,241.3     453,748.8     659,119.4     146,239.0      321,738.5     467,360.1    -50,483.2      26,724.3    -23,758.9
17-Jan-00   253,435.5     580,535.1     784,198.6     179,702.9      411,638.6     556,049.7       -247.7      74,799.7     74,552.0
18-Jan-00   352,725.9     620,288.8     923,168.1     250,106.4      439,826.6     654,588.5    -19,960.8     -45,815.0    -65,775.8
19-Jan-00   355,844.3     378,801.0     693,393.4     252,317.6      268,595.5     491,662.7     19,571.4     -15,975.9      3,595.5
20-Jan-00   329,596.2     420,693.2     698,113.5     233,705.9      298,299.9     495,009.6     13,670.7    -148,483.2   -134,812.5
21-Jan-00                                                                                        -5,585.5     131,302.7    125,717.3
24-Jan-00   270,001.5     162,824.5     385,596.1     191,449.3      115,453.6     273,413.7     37,190.6      -6,678.0     30,512.6
25-Jan-00   258,690.9     242,808.5     388,513.3    183,429.33     172,167.60     275,482.1     44,232.7     -28,122.6     16,110.0
26-Jan-00   271,477.8     197,020.6     422,264.1    192,496.09     139,700.92    299,413.71    -25,148.8      34,485.7      9,336.9
27-Jan-00   399,651.2     226,137.2     541,629.5    283,379.69     160,346.55    384,051.87    -38,353.2       8,775.5    -29,577.7
28-Jan-00   445,215.5     279,805.7     671,907.6    315,687.84     198,401.09    476,427.85      8,021.8     -85,133.8    -77,112.0
31-Jan-00   325,737.8     231,448.6     536,777.9    230,970.05     164,112.68    380,611.78
 1-Feb-00   269,237.9     577,211.8     828,685.5    190,907.84     409,282.14    587,593.90     28,464.2      41,505.6     69,969.8
 2-Feb-00   269,915.9     614,024.7     864,939.0    191,388.59     435,384.91    613,300.09     -5,452.6     -21,760.4    -27,212.9
 3-Feb-00   265,121.2     490,417.1     738,310.4    187,988.84     347,738.81    523,511.86     25,572.7      40,190.9     65,763.6
 4-Feb-00   263,634.1     479,669.9     721,294.6    186,934.34     340,118.35    511,446.51     10,677.7      87,099.7     97,777.4
 7-Feb-00   326,262.7     776,620.5   1,077,057.2    231,342.29     550,676.32    763,706.21    -24,846.8     -71,541.9    -96,388.7
 8-Feb-00   316,170.1     785,996.8   1,075,232.1    224,185.94     557,324.73    762,412.08     22,726.9     -57,089.2    -34,362.3
 9-Feb-00   324,800.1     499,749.4     793,580.7    230,305.17     354,356.04    562,702.25      2,964.6       8,195.6     11,160.2
10-Feb-00   300,805.3     518,232.0     795,441.2    213,291.22     367,461.46    564,021.49     20,782.2       3,984.7     24,766.9
11-Feb-00   311,646.3     430,903.4     717,449.1    220,978.27     305,539.57    508,719.81    -11,906.9      10,475.5     -1,431.4
14-Feb-00   308,755.2     296,692.9     522,955.0    218,928.27     210,375.28    370,810.37     21,005.8      71,763.0     92,768.8
15-Feb-00   308,104.8     345,375.7     548,650.6    218,467.08     244,894.70    389,030.32     -2,824.9       2,332.0       -492.9
16-Feb-00   237,719.5     263,720.7     316,865.9    168,559.20     186,995.74    224,679.34     -5,732.4     -64,906.2    -70,638.6
17-Feb-00   300,163.8     244,644.3     374,116.6    212,836.40     173,469.31    265,273.94    -13,935.8     111,332.2     97,396.4
18-Feb-00   384,956.3     246,291.4     631,247.6    272,959.96     174,637.19    447,597.16    -24,841.4    -161,040.0   -185,881.5
21-Feb-00   428,127.0     286,479.7     470,125.1    303,570.90     203,133.41    333,350.41     -1,871.1     -19,312.2    -21,183.3
22-Feb-00   345,967.5     373,584.3     480,001.4    245,314.27     264,896.50    340,353.37     42,413.7    -222,543.7   -180,130.1
23-Feb-00   333,057.5     341,656.7     464,839.1    236,160.23     242,257.62    329,602.30    -38,892.9     -38,598.8    -77,491.7
24-Feb-00   276,110.6     323,516.6     389,804.8    195,781.08     229,395.10    276,397.88     38,852.6     -22,849.6     16,003.0
25-Feb-00   227,199.4     307,299.1     318,253.6    161,099.71     217,895.82    225,663.27     28,795.2     173,861.6    202,656.8
28-Feb-00   216,049.5     295,111.9     292,878.5    153,193.68     209,254.23    207,670.61    -41,998.9    -238,896.0   -280,894.9
29-Feb-00   213,545.8     237,718.0     369,509.5    151,418.36     168,558.09    262,007.13
 1-Mar-00   192,905.0     170,977.4     257,353.8    136,782.65     121,234.53    182,481.21     -3,635.5       8,730.3      5,094.9
 2-Mar-00   218,007.3     204,773.6     367,554.8    154,581.86     145,198.30    260,621.15     18,876.6     -25,422.5     -6,545.9
 3-Mar-00   176,696.9     208,950.9     293,281.8    125,290.04     148,160.31    207,956.59      9,159.6     110,390.1    119,549.7
 6-Mar-00   179,902.6     212,335.4     283,967.7    127,563.11     150,560.13    201,352.25     -8,191.0    -168,227.8   -176,418.7
 8-Mar-00   201,321.0     189,946.3     311,822.3    142,750.20     134,684.74    221,103.05      2,537.2      27,879.2     30,416.3
13-Mar-00   172,043.2     228,691.6     344,230.2    121,990.20     162,157.81    244,082.43      4,631.8    -224,292.8   -219,661.0
14-Mar-00   172,356.7     300,631.1     407,285.7    122,212.55     213,167.71    288,793.03     -2,844.1      26,911.6     24,067.5
15-Mar-00   172,579.0     347,772.5     445,618.4    122,370.18     246,594.19    315,973.49      1,158.2      11,793.6     12,951.9
16-Mar-00   135,843.4     273,043.7     351,489.9     96,322.15     193,606.42    249,230.03     19,005.1      23,506.5     42,511.6
17-Mar-00   111,580.1     264,823.5     319,017.6     79,117.79     187,777.70    226,205.01    -10,269.5     -76,711.5    -86,981.0
20-Mar-00    96,446.6     257,538.3     295,726.1     68,387.17     182,612.06    209,689.75     11,437.5      67,821.0     79,258.5
21-Mar-00   112,552.0     221,438.0     216,726.2     79,806.94     157,014.48    153,673.47     -7,110.6     -60,802.3    -67,912.8
22-Mar-00   109,307.1     192,656.0     301,963.2     77,506.11     136,606.14    214,112.25     10,960.5     -10,042.4        918.1
23-Mar-00   107,405.6     273,520.2     380,925.8     76,157.83     193,944.24    270,102.07      5,136.7     -61,697.1    -56,560.4
24-Mar-00    77,448.0     231,350.2     308,798.2     54,915.84     164,042.93    218,958.77      7,660.7     -57,279.8    -49,619.0
27-Mar-00    79,879.3     251,525.1     331,404.3     56,639.78     178,348.26    234,988.04     -8,843.6     105,234.7     96,391.1
28-Mar-00    79,056.2     274,613.3     353,669.5     56,056.18     194,719.36    250,775.54      1,562.3       7,783.3      9,345.5
29-Mar-00    67,662.0     213,299.8     280,961.8     47,976.94     151,243.95    199,220.89    -21,228.3          -9.0    -21,237.3
30-Mar-00   476,640.7     234,079.9     710,720.6    337,970.39     165,978.48    503,948.87     15,894.7     -26,520.3    -10,625.5
31-Mar-00   468,522.1     270,796.0     496,860.8    332,213.79     192,012.66    352,307.86
 3-Apr-00   464,013.7     218,437.6     482,135.5    329,017.03     154,887.00    341,866.57     -6,247.1      -9,292.2    -15,539.3
 4-Apr-00                                                                                         5,521.5    -121,122.7   -115,601.3
 6-Apr-00    72,774.6     353,918.1     347,718.5     51,602.12     250,951.81    246,555.90    -49,936.5     -37,601.8    -87,538.4
 7-Apr-00    69,364.8     337,580.7     329,683.4     49,184.34     239,367.50    233,767.80      5,249.1     -60,348.7    -55,099.6
10-Apr-00    72,721.9     307,196.0     301,814.2     51,564.75     217,822.71    214,006.66     62,516.1      49,640.2    112,156.3
11-Apr-00    73,596.5     330,742.1     324,252.7     52,184.91     234,518.44    229,917.04      7,676.4     114,454.3    122,130.7
12-Apr-00    71,982.8     363,296.4     353,751.4     51,040.66     257,601.69    250,833.59     10,019.4     -60,987.4    -50,968.0
13-Apr-00    63,531.7     345,195.2     353,509.5     45,048.25     244,766.65    250,662.09        289.4     -98,320.9    -98,031.5
14-Apr-00    63,180.6     387,664.7     396,314.4     44,799.28     274,880.42    281,013.68    -14,107.0      25,599.6     11,492.7
17-Apr-00    65,096.4     431,286.4     433,983.2     46,157.74     305,811.18    307,723.36     13,678.2      65,717.8     79,395.9
19-Apr-00    62,421.8     327,526.2     344,453.8     44,261.26     232,238.17    244,240.98      2,047.3      -6,257.4     -4,210.1
26-Apr-00    78,293.1     330,022.0     383,769.6     55,515.09     234,007.83    272,118.52      8,445.5     103,297.3    111,742.9
28-Apr-00    77,889.3     330,906.2     382,907.6     55,228.80     234,634.84    271,507.29     24,492.2     -50,515.3    -26,023.1
30-Apr-00
 3-May-00    94,965.3     534,617.0     380,664.6     67,336.83     379,079.50    269,916.87         62.0      -2,143.6     -2,081.6
 5-May-00   103,866.7     538,040.8     394,801.5     73,648.51     381,507.23    279,940.89        184.5      -6,279.0     -6,094.5
 8-May-00   110,013.8     537,243.8     383,413.0     78,007.22     380,942.11    271,865.67         82.4      -2,106.2     -2,023.8
 9-May-00   108,698.4     460,578.9     330,693.2     77,074.53     326,581.48    234,483.78      1,795.5    -132,907.4   -131,111.9
11-May-00   109,956.7     328,144.0     231,836.8     77,966.70     232,676.23    164,387.96    -51,555.0      55,047.6      3,492.6
12-May-00   111,733.9     255,453.6     180,054.1     79,226.86     181,133.81    127,670.48     14,074.4       4,119.5     18,193.9
16-May-00    96,589.4     257,162.6     185,567.0     68,488.39     182,345.67    131,579.53     -4,200.4     -66,070.5    -70,270.9
18-May-00    99,680.1     338,609.0     245,722.0     70,679.88     240,096.61    174,233.48     12,911.8      -1,930.1     10,981.6
19-May-00   101,082.7     445,777.1     335,435.7     71,674.45     316,086.03    237,846.54     -7,111.5      22,479.0     15,367.4
23-May-00   107,170.0     576,011.7     371,700.5     75,990.73     408,431.13    263,560.75     -6,016.8     -36,910.9    -42,927.7
24-May-00   107,522.9     590,653.1     317,874.4     76,240.99     418,812.92    225,394.38    -37,007.7     -41,763.9    -78,771.6
25-May-00   110,308.2     430,547.6     439,206.3     78,215.98     305,287.33    311,426.91    -26,616.6    -119,267.1   -145,883.7
26-May-00   116,182.8     397,412.4     419,712.6     82,381.48     281,792.23    297,604.55     68,829.1     -69,830.1     -1,001.0
30-May-00   174,318.9     342,815.9     384,742.0    123,603.83     243,079.58    272,808.07    -28,856.6    -145,652.6   -174,509.2
31-May-00   184,014.3     306,202.0     361,748.5    130,478.53     217,117.86    256,504.10    -44,965.8      42,164.2     -2,801.7
 1-Jun-00   192,102.8     322,590.2     385,942.1    136,213.87     228,738.25    273,659.00      9,777.2     -69,944.1    -60,166.9
 2-Jun-00   189,204.9     423,290.2     474,643.3    134,159.02     300,141.31    336,554.14     36,219.7      71,473.3    107,693.0
 5-Jun-00   261,410.1     422,252.4     570,499.6    185,357.42     299,405.44    404,522.73    -21,264.2     -31,344.9    -52,609.2
 6-Jun-00   182,452.5     420,303.8     466,948.1    129,371.14     298,023.72    331,097.70      9,826.6      27,097.6     36,924.2
 7-Jun-00   185,647.6     347,930.7     405,548.1    131,636.67     246,706.33    287,560.99      4,400.9     -78,075.6    -73,674.7
 8-Jun-00   201,464.7     364,494.8     420,341.6    142,852.05     258,451.41    298,050.56     42,204.8     277,365.5    319,570.3
 9-Jun-00   196,797.9     185,534.2     288,773.8    139,543.01     131,556.23    204,760.11    -69,881.1    -205,605.9   -275,487.0
12-Jun-00   212,394.9     248,505.4     332,808.4    150,602.34     176,207.10    235,983.62    -66,850.5    -117,585.4   -184,435.9
16-Jun-00   219,972.0     254,761.3     372,390.0    155,975.02     180,642.95    264,049.65      8,619.2      57,022.6     65,641.7
20-Jun-00   221,208.2     180,624.6     313,704.7    156,851.51     128,075.04    222,437.80    135,616.7      40,891.3    176,508.0
21-Jun-00   225,103.8     134,910.8     295,529.3    159,613.78      95,660.85    209,550.23    -44,435.3      27,157.4    -17,278.0
26-Jun-00   210,934.8     128,938.3     266,593.5    149,566.98      91,425.99    189,032.77    -15,128.2      41,663.6     26,535.3
27-Jun-00   209,288.8     114,137.0     259,791.8    148,399.90      80,930.81    184,209.92      4,869.0     -17,963.5    -13,094.4
28-Jun-00   208,126.1     109,737.8     255,346.7    147,575.45      77,811.50    181,058.07     -9,247.2      -6,196.7    -15,443.9
29-Jun-00   189,000.3     146,701.5     284,401.5    134,014.00     104,021.25    201,659.82        575.0     -40,101.8    -39,526.8
30-Jun-00   187,790.7     122,929.6     272,538.0    133,156.27      87,165.35    193,247.83    -46,188.7         713.4    -45,475.3
 3-Jul-00   174,888.6     123,099.0     249,786.3    124,007.81      87,285.51    177,115.35    -10,603.5      39,397.9     28,794.4
 4-Jul-00   292,489.0     121,270.9     249,285.3    207,394.40      85,989.26    176,760.10      9,539.0      13,630.5     23,169.5
 6-Jul-00   206,743.7      96,903.5     243,293.8    146,595.20      68,711.09    172,511.69    -44,590.0      21,748.8    -22,841.2
10-Jul-00                                                                                        -3,540.2     -19,546.9    -23,087.1
12-Jul-00                                                                                         2,542.6     -14,705.3    -12,162.7
14-Jul-00   151,166.3      88,042.8     208,199.9    107,187.10      62,428.26    147,627.75    -24,771.3     -11,030.5    -35,801.9
17-Jul-00   149,862.1      81,373.1     188,389.7    106,262.31      57,699.03    133,580.99          2.2     -19,692.3    -19,690.1
18-Jul-00   158,275.2      85,006.6     180,830.0    112,227.80      60,275.41    128,220.64     -5,170.9       7,397.4      2,226.5
20-Jul-00    88,119.2      89,272.2     171,832.8     62,482.48      63,300.01    121,841.04    171,190.7      22,682.9    193,873.6
21-Jul-00   144,739.8      85,623.3     172,619.0    102,630.29      60,712.68    122,398.48      1,690.0       8,146.5      9,836.5
24-Jul-00   140,932.8      91,183.2     158,491.3     99,930.86      64,655.07    112,381.05     -6,475.7      13,691.3      7,215.6
25-Jul-00   142,715.8      83,962.8     167,605.5    101,195.15      59,535.27    118,843.61     -1,021.7     -10,677.3    -11,699.0
26-Jul-00   139,140.1      83,562.4     169,785.4     98,659.71      59,251.35    120,389.28    -15,524.0      -1,507.0    -17,031.0
27-Jul-00   184,502.3      84,023.2     173,615.9    130,824.58      59,578.09    123,105.40     -5,769.2      32,688.5     26,919.3
28-Jul-00   186,343.7      90,526.3     174,502.2    132,130.26      64,189.24    123,733.85     12,590.4     121,343.1    133,933.5
31-Jul-00   184,250.9      79,804.1     164,510.7    130,646.31      56,586.52    116,649.17     -9,875.3    -167,796.7   -177,672.0
 4-Aug-00   198,456.2      67,468.5     159,289.5    140,718.85      47,839.71    112,947.01     12,027.0        -588.9     11,438.1
 7-Aug-00   153,546.9      70,037.5     172,519.2    108,875.08      49,661.34    122,327.75       -934.6       9,654.7      8,720.1
 8-Aug-00   151,070.4      75,050.9     177,535.9    107,119.12      53,216.13    125,884.96     16,772.2      -4,683.3     12,088.9
 9-Aug-00   241,957.8      74,847.0     182,003.6    171,564.43      53,071.61    129,052.84    -36,094.2      25,467.4    -10,626.8
10-Aug-00   247,850.4      50,687.9     159,541.7    175,742.64      35,941.14    113,125.82    -25,162.0     -21,656.4    -46,818.3
14-Aug-00   231,284.4      26,984.4     155,959.6    163,996.27      19,133.74    110,585.85     22,436.7      64,518.5     86,955.2
16-Aug-00   235,194.3      22,775.8     158,990.9    166,768.64      16,149.60    112,735.28      9,021.4     -26,880.6    -17,859.2
17-Aug-00   236,250.7      34,246.8     163,468.8    167,517.70      24,283.33    115,910.43     12,316.4     -13,772.6     -1,456.2
18-Aug-00   241,593.5      16,681.3     161,338.9    171,306.10      11,828.18    114,400.14    -18,128.4      30,354.8     12,226.4
22-Aug-00   229,851.0      17,309.9     169,122.5    162,979.85      12,273.91    119,919.27    -28,326.0     -69,617.5    -97,943.4
23-Aug-00   224,476.8      21,824.1     167,363.4    159,169.17      15,474.77    118,671.94    -35,122.4     -46,497.9    -81,620.4
24-Aug-00   225,565.0      25,522.0     167,239.3    159,940.77      18,096.81    118,583.98     19,232.2     165,326.0    184,558.3
25-Aug-00   227,321.1      23,866.2     145,438.2    161,185.98      16,922.76    103,125.52    -13,141.4    -266,302.4   -279,443.9
28-Aug-00   226,036.1      31,091.6     148,948.9    160,274.82      22,046.08    105,614.85     38,833.7      60,318.7     99,152.3
29-Aug-00   226,058.8      27,426.9     144,516.0    160,290.91      19,447.50    102,471.58   -102,381.4      57,230.0    -45,151.4
31-Aug-00   215,673.9      48,227.7     135,558.2    152,927.37      34,196.70     96,119.88     42,905.8      52,905.3     95,811.2
 1-Sep-00   292,476.1      46,256.5     132,035.6    207,385.29      32,798.99     93,622.17    -30,059.1    -117,891.1   -147,950.1
 4-Sep-00   296,260.2      47,275.0     135,720.5    210,068.47      33,521.18     96,234.99    -76,554.4        -258.1    -76,812.5
 5-Sep-00   294,653.5      43,350.7     123,071.8    208,929.24      30,738.58     87,266.18    126,687.9      71,037.9    197,725.8
 7-Sep-00   286,177.0      60,914.3     140,598.7    202,918.80      43,192.35     99,694.00    -16,875.3     -17,904.1    -34,779.4
 8-Sep-00   286,100.1      61,540.5     185,403.2    202,864.26      43,636.39    131,463.37     -1,937.2       7,904.3      5,967.1
11-Sep-00   270,902.0      84,798.3     137,887.5    192,087.79      60,127.70     97,771.54     16,703.3     -52,932.3    -36,229.0
12-Sep-00   230,403.8     102,739.4     139,913.9    163,371.86      72,849.15     99,208.42     30,777.3      40,257.6     71,034.9
13-Sep-00   231,893.4     103,388.5     142,511.7    164,428.10      73,309.44    101,050.41        351.8     -87,627.3    -87,275.5
15-Sep-00   278,014.7     113,064.2     153,963.3    197,131.15      80,170.16    109,170.38    -32,779.7       6,835.5    -25,944.2
18-Sep-00   276,858.8     117,133.5     120,407.7    196,311.59      83,055.53     85,377.16      1,398.8    -184,152.8   -182,754.0
19-Sep-00   281,086.9     116,510.4     145,711.2    199,309.56      82,613.73    103,319.07     14,222.6     218,894.7    233,117.2
20-Sep-00   267,397.5     128,267.4     155,043.0    189,602.84      90,950.22    109,935.98       -634.0     -12,990.0    -13,624.0
21-Sep-00   268,437.0     255,421.8     270,687.0    190,339.91     181,111.29    191,935.36      3,901.1     166,589.7    170,490.9
22-Sep-00   273,476.8     258,813.3     273,989.3    193,913.54     183,516.11    194,276.90      7,184.5     -38,129.7    -30,945.2
25-Sep-00   271,352.6      77,793.8     177,923.2    192,407.28      55,161.08    126,159.57     32,007.5     206,659.0    238,666.4
26-Sep-00   278,575.1      81,534.7     174,676.2    197,528.51      57,813.62    123,857.20     14,991.2    -346,049.6   -331,058.3
28-Sep-00   469,192.1      83,678.6     520,143.9    332,688.82      59,333.77    368,817.13       -684.2    -134,534.3   -135,218.5
29-Sep-00   539,505.0      76,286.2     519,095.1    382,545.47      54,092.08    368,073.44     30,405.9     239,655.4    270,061.3
30-Sep-00                                                                                        30,405.9     239,655.4    270,061.3
 4-Oct-00   522,097.7      66,725.1     499,980.8    370,202.46      47,312.61    354,520.09     42,496.7     -42,060.6        436.2
 6-Oct-00   512,613.7      82,221.7     594,835.4    363,477.67      58,300.73    421,778.40    -10,866.2      -2,946.1    -13,812.3
 9-Oct-00   511,826.8      83,852.4     483,700.7    362,919.75      59,456.98    342,976.44    -18,100.8     -91,163.4   -109,264.1
11-Oct-00                                                                                         2,990.9     252,592.9    255,583.8
17-Oct-00   477,307.0      95,587.1     447,942.2    338,442.85      67,777.68    317,621.21      2,499.7      39,208.2     41,707.9
18-Oct-00   472,954.2      96,520.1     446,574.9    335,356.45      68,439.28    316,651.74      4,118.2     312,036.4    316,154.5
20-Oct-00   441,197.8                   537,717.9    312,838.99                   381,278.27     47,934.1                   47,934.1
26-Oct-00                                                                                         3,779.1    -130,642.5   -126,863.4
30-Oct-00   448,759.7      54,899.1     444,583.5    318,200.92      38,927.15    315,239.73       -114.2     240,216.4    240,102.2
31-Oct-00   444,373.0      57,688.2     445,065.8    315,090.43      40,904.83    315,581.69    -14,135.1      96,303.4     82,168.3
 2-Nov-00   456,965.3      60,509.6     443,063.3    324,019.23      42,905.38    314,161.80      2,791.3     -36,838.7    -34,047.4
 3-Nov-00   478,511.4      63,123.2     479,344.0    339,296.85      44,758.58    339,887.26     36,781.8     -34,091.1      2,690.7
 6-Nov-00   482,539.6      58,403.7     483,567.9    342,153.10      41,412.13    342,882.28      7,736.4     113,559.9    121,296.3
10-Nov-00   493,501.5      76,764.8     491,140.4    349,925.86      54,431.40    348,251.67      4,879.2     -34,674.9    -29,795.7
13-Nov-00   497,395.6      89,348.9     492,738.5    352,687.00      63,354.39    349,384.81    -24,437.7    -272,176.2   -296,613.9
17-Nov-00   482,175.4     132,226.8     482,257.0    341,894.92      93,757.72    341,952.75      4,929.8     494,903.8    499,833.5
21-Nov-00   478,082.7     121,866.8     478,659.9    338,992.92      86,411.81    339,402.19     11,043.8     -11,731.8       -688.0
22-Nov-00   528,010.3      66,299.4     514,362.9    374,394.90      47,010.75    364,717.98    -10,614.6      20,726.0     10,111.4
24-Nov-00   530,064.2      93,453.5     522,764.6    375,851.32      66,264.85    370,675.35     63,672.8      24,344.0     88,016.8
27-Nov-00   525,738.1      66,191.1     513,938.3    372,783.81      46,933.99    364,416.93    -15,424.6     -57,801.4    -73,226.0
28-Nov-00   532,956.5      64,686.5     521,587.7    377,902.11      45,867.06    369,840.85     52,530.8      46,840.0     99,370.8
29-Nov-00                                                                                           294.1     -20,804.6    -20,510.5
30-Nov-00   531,656.2      65,816.1     523,890.7    376,980.11      46,668.06    371,473.86    -62,244.4      22,059.8    -40,184.6
 4-Dec-00   537,844.6      64,306.3     529,187.7    381,368.07      45,597.54    375,229.78     57,432.0     -63,964.5     -6,532.5
 5-Dec-00   536,198.6      29,758.9     533,686.6    380,201.00      21,101.07    378,419.78    -20,899.1      81,488.2     60,589.1
 6-Dec-00   533,579.3      25,944.3     532,775.9    378,343.74      18,396.29    377,774.08     -5,394.9       4,092.4     -1,302.5
20-Dec-00   577,023.0     111,983.2     584,800.8    409,148.22      79,403.65    414,663.24    -12,241.7    -135,621.8   -147,863.5
22-Dec-00   584,527.9     127,765.3     597,088.5    414,469.75      90,594.20    423,376.01    102,386.6     227,078.2    329,464.8
27-Dec-00                                                                                       -85,804.4    -176,323.0   -262,127.4
28-Dec-00   532,742.7      98,265.3     545,286.8    377,750.49      69,676.75    386,645.14     69,535.5      54,212.8    123,748.3
29-Dec-00   534,344.3     102,608.4     544,083.6    378,886.14      72,756.26    385,791.95   -137,276.3     -74,110.8   -211,387.1

Media       262,171.6     222,132.2     382,620.7
Low          62,421.8      16,681.3     120,407.7
High        584,527.9     785,996.8   1,077,057.2

            Daily Revenues Distribution

            The histogram below shows the 2002 distribution of daily revenues (either positive or negative) generated by our trading activities in the equity markets, which includes trading revenue, commissions, and other source of trading-related revenue.

    [The following was represented by a bar chart in the printed material.]

Divisa:                 USD
Unidades:
STDNORMAL:                         2.327
STD2EJE                             1.65
Datos:                  Todos los Datos
Fecha Inicio:                   2-Jan-00
Fecha Fin:                     29-Dec-00

            TRARF        MMRF                       TRARF         MMRF
            Proprietary  M. Making     TRESRF       Proprietary   M. Making      TRESRF
            Deuda        Deuda         Treasury     Deuda         Deuda          Treasury
 FHINFORM   VaR 99.00%   VaR 99.00%    VaR 99.00%   VaR 1.65 STD  VaR 1.65 STD   VaR 1.65 STD
30-Dec-99    149,575.9    109,563.3     192,477.6      106,059.4      77,687.8      136,479.6
 3-Jan-00    149,064.7     86,605.3     200,945.1      105,696.9      61,409.0      142,483.6
 4-Jan-00    178,232.5    122,712.7     269,952.2      126,378.9      87,011.6      191,414.3
 5-Jan-00    227,407.7     71,869.7     273,162.2      161,247.4      50,960.5      193,690.4
 6-Jan-00    300,017.2    125,099.4     316,729.4      212,732.4      88,703.9      224,582.5
 7-Jan-00    379,659.6    133,464.0     437,170.0      269,204.3      94,635.0      309,983.0
10-Jan-00
11-Jan-00    381,219.6    482,648.7     858,727.8      270,310.4     342,230.5      608,895.9
12-Jan-00    380,202.3    373,195.6     751,663.4      269,589.1     264,620.9      532,980.0
13-Jan-00    368,642.3    406,047.8     774,571.3      261,392.2     287,915.3      549,223.3
14-Jan-00    206,241.3    453,748.8     659,119.4      146,239.0     321,738.5      467,360.1
17-Jan-00    253,435.5    580,535.1     784,198.6      179,702.9     411,638.6      556,049.7
18-Jan-00    352,725.9    620,288.8     923,168.1      250,106.4     439,826.6      654,588.5
19-Jan-00    355,844.3    378,801.0     693,393.4      252,317.6     268,595.5      491,662.7
20-Jan-00    329,596.2    420,693.2     698,113.5      233,705.9     298,299.9      495,009.6
21-Jan-00
24-Jan-00    270,001.5    162,824.5     385,596.1      191,449.3     115,453.6      273,413.7
25-Jan-00    258,690.9    242,808.5     388,513.3     183,429.33    172,167.60      275,482.1
26-Jan-00    271,477.8    197,020.6     422,264.1     192,496.09    139,700.92     299,413.71
27-Jan-00    399,651.2    226,137.2     541,629.5     283,379.69    160,346.55     384,051.87
28-Jan-00    445,215.5    279,805.7     671,907.6     315,687.84    198,401.09     476,427.85
31-Jan-00    325,737.8    231,448.6     536,777.9     230,970.05    164,112.68     380,611.78
 1-Feb-00    269,237.9    577,211.8     828,685.5     190,907.84    409,282.14     587,593.90
 2-Feb-00    269,915.9    614,024.7     864,939.0     191,388.59    435,384.91     613,300.09
 3-Feb-00    265,121.2    490,417.1     738,310.4     187,988.84    347,738.81     523,511.86
 4-Feb-00    263,634.1    479,669.9     721,294.6     186,934.34    340,118.35     511,446.51
 7-Feb-00    326,262.7    776,620.5   1,077,057.2     231,342.29    550,676.32     763,706.21
 8-Feb-00    316,170.1    785,996.8   1,075,232.1     224,185.94    557,324.73     762,412.08
 9-Feb-00    324,800.1    499,749.4     793,580.7     230,305.17    354,356.04     562,702.25
10-Feb-00    300,805.3    518,232.0     795,441.2     213,291.22    367,461.46     564,021.49
11-Feb-00    311,646.3    430,903.4     717,449.1     220,978.27    305,539.57     508,719.81
14-Feb-00    308,755.2    296,692.9     522,955.0     218,928.27    210,375.28     370,810.37
15-Feb-00    308,104.8    345,375.7     548,650.6     218,467.08    244,894.70     389,030.32
16-Feb-00    237,719.5    263,720.7     316,865.9     168,559.20    186,995.74     224,679.34
17-Feb-00    300,163.8    244,644.3     374,116.6     212,836.40    173,469.31     265,273.94
18-Feb-00    384,956.3    246,291.4     631,247.6     272,959.96    174,637.19     447,597.16
21-Feb-00    428,127.0    286,479.7     470,125.1     303,570.90    203,133.41     333,350.41
22-Feb-00    345,967.5    373,584.3     480,001.4     245,314.27    264,896.50     340,353.37
23-Feb-00    333,057.5    341,656.7     464,839.1     236,160.23    242,257.62     329,602.30
24-Feb-00    276,110.6    323,516.6     389,804.8     195,781.08    229,395.10     276,397.88
25-Feb-00    227,199.4    307,299.1     318,253.6     161,099.71    217,895.82     225,663.27
28-Feb-00    216,049.5    295,111.9     292,878.5     153,193.68    209,254.23     207,670.61
29-Feb-00    213,545.8    237,718.0     369,509.5     151,418.36    168,558.09     262,007.13
 1-Mar-00    192,905.0    170,977.4     257,353.8     136,782.65    121,234.53     182,481.21
 2-Mar-00    218,007.3    204,773.6     367,554.8     154,581.86    145,198.30     260,621.15
 3-Mar-00    176,696.9    208,950.9     293,281.8     125,290.04    148,160.31     207,956.59
 6-Mar-00    179,902.6    212,335.4     283,967.7     127,563.11    150,560.13     201,352.25
 8-Mar-00    201,321.0    189,946.3     311,822.3     142,750.20    134,684.74     221,103.05
13-Mar-00    172,043.2    228,691.6     344,230.2     121,990.20    162,157.81     244,082.43
14-Mar-00    172,356.7    300,631.1     407,285.7     122,212.55    213,167.71     288,793.03
15-Mar-00    172,579.0    347,772.5     445,618.4     122,370.18    246,594.19     315,973.49
16-Mar-00    135,843.4    273,043.7     351,489.9      96,322.15    193,606.42     249,230.03
17-Mar-00    111,580.1    264,823.5     319,017.6      79,117.79    187,777.70     226,205.01
20-Mar-00     96,446.6    257,538.3     295,726.1      68,387.17    182,612.06     209,689.75
21-Mar-00    112,552.0    221,438.0     216,726.2      79,806.94    157,014.48     153,673.47
22-Mar-00    109,307.1    192,656.0     301,963.2      77,506.11    136,606.14     214,112.25
23-Mar-00    107,405.6    273,520.2     380,925.8      76,157.83    193,944.24     270,102.07
24-Mar-00     77,448.0    231,350.2     308,798.2      54,915.84    164,042.93     218,958.77
27-Mar-00     79,879.3    251,525.1     331,404.3      56,639.78    178,348.26     234,988.04
28-Mar-00     79,056.2    274,613.3     353,669.5      56,056.18    194,719.36     250,775.54
29-Mar-00     67,662.0    213,299.8     280,961.8      47,976.94    151,243.95     199,220.89
30-Mar-00    476,640.7    234,079.9     710,720.6     337,970.39    165,978.48     503,948.87
31-Mar-00    468,522.1    270,796.0     496,860.8     332,213.79    192,012.66     352,307.86
 3-Apr-00    464,013.7    218,437.6     482,135.5     329,017.03    154,887.00     341,866.57
 4-Apr-00
 6-Apr-00     72,774.6    353,918.1     347,718.5      51,602.12    250,951.81     246,555.90
 7-Apr-00     69,364.8    337,580.7     329,683.4      49,184.34    239,367.50     233,767.80
10-Apr-00     72,721.9    307,196.0     301,814.2      51,564.75    217,822.71     214,006.66
11-Apr-00     73,596.5    330,742.1     324,252.7      52,184.91    234,518.44     229,917.04
12-Apr-00     71,982.8    363,296.4     353,751.4      51,040.66    257,601.69     250,833.59
13-Apr-00     63,531.7    345,195.2     353,509.5      45,048.25    244,766.65     250,662.09
14-Apr-00     63,180.6    387,664.7     396,314.4      44,799.28    274,880.42     281,013.68
17-Apr-00     65,096.4    431,286.4     433,983.2      46,157.74    305,811.18     307,723.36
19-Apr-00     62,421.8    327,526.2     344,453.8      44,261.26    232,238.17     244,240.98
26-Apr-00     78,293.1    330,022.0     383,769.6      55,515.09    234,007.83     272,118.52
28-Apr-00     77,889.3    330,906.2     382,907.6      55,228.80    234,634.84     271,507.29
30-Apr-00
 3-May-00     94,965.3    534,617.0     380,664.6      67,336.83    379,079.50     269,916.87
 5-May-00    103,866.7    538,040.8     394,801.5      73,648.51    381,507.23     279,940.89
 8-May-00    110,013.8    537,243.8     383,413.0      78,007.22    380,942.11     271,865.67
 9-May-00    108,698.4    460,578.9     330,693.2      77,074.53    326,581.48     234,483.78
11-May-00    109,956.7    328,144.0     231,836.8      77,966.70    232,676.23     164,387.96
12-May-00    111,733.9    255,453.6     180,054.1      79,226.86    181,133.81     127,670.48
16-May-00     96,589.4    257,162.6     185,567.0      68,488.39    182,345.67     131,579.53
18-May-00     99,680.1    338,609.0     245,722.0      70,679.88    240,096.61     174,233.48
19-May-00    101,082.7    445,777.1     335,435.7      71,674.45    316,086.03     237,846.54
23-May-00    107,170.0    576,011.7     371,700.5      75,990.73    408,431.13     263,560.75
24-May-00    107,522.9    590,653.1     317,874.4      76,240.99    418,812.92     225,394.38
25-May-00    110,308.2    430,547.6     439,206.3      78,215.98    305,287.33     311,426.91
26-May-00    116,182.8    397,412.4     419,712.6      82,381.48    281,792.23     297,604.55
30-May-00    174,318.9    342,815.9     384,742.0     123,603.83    243,079.58     272,808.07
31-May-00    184,014.3    306,202.0     361,748.5     130,478.53    217,117.86     256,504.10
 1-Jun-00    192,102.8    322,590.2     385,942.1     136,213.87    228,738.25     273,659.00
 2-Jun-00    189,204.9    423,290.2     474,643.3     134,159.02    300,141.31     336,554.14
 5-Jun-00    261,410.1    422,252.4     570,499.6     185,357.42    299,405.44     404,522.73
 6-Jun-00    182,452.5    420,303.8     466,948.1     129,371.14    298,023.72     331,097.70
 7-Jun-00    185,647.6    347,930.7     405,548.1     131,636.67    246,706.33     287,560.99
 8-Jun-00    201,464.7    364,494.8     420,341.6     142,852.05    258,451.41     298,050.56
 9-Jun-00    196,797.9    185,534.2     288,773.8     139,543.01    131,556.23     204,760.11
12-Jun-00    212,394.9    248,505.4     332,808.4     150,602.34    176,207.10     235,983.62
16-Jun-00    219,972.0    254,761.3     372,390.0     155,975.02    180,642.95     264,049.65
20-Jun-00    221,208.2    180,624.6     313,704.7     156,851.51    128,075.04     222,437.80
21-Jun-00    225,103.8    134,910.8     295,529.3     159,613.78     95,660.85     209,550.23
26-Jun-00    210,934.8    128,938.3     266,593.5     149,566.98     91,425.99     189,032.77
27-Jun-00    209,288.8    114,137.0     259,791.8     148,399.90     80,930.81     184,209.92
28-Jun-00    208,126.1    109,737.8     255,346.7     147,575.45     77,811.50     181,058.07
29-Jun-00    189,000.3    146,701.5     284,401.5     134,014.00    104,021.25     201,659.82
30-Jun-00    187,790.7    122,929.6     272,538.0     133,156.27     87,165.35     193,247.83
 3-Jul-00    174,888.6    123,099.0     249,786.3     124,007.81     87,285.51     177,115.35
 4-Jul-00    292,489.0    121,270.9     249,285.3     207,394.40     85,989.26     176,760.10
 6-Jul-00    206,743.7     96,903.5     243,293.8     146,595.20     68,711.09     172,511.69
10-Jul-00
12-Jul-00
14-Jul-00    151,166.3     88,042.8     208,199.9     107,187.10     62,428.26     147,627.75
17-Jul-00    149,862.1     81,373.1     188,389.7     106,262.31     57,699.03     133,580.99
18-Jul-00    158,275.2     85,006.6     180,830.0     112,227.80     60,275.41     128,220.64
20-Jul-00     88,119.2     89,272.2     171,832.8      62,482.48     63,300.01     121,841.04
21-Jul-00    144,739.8     85,623.3     172,619.0     102,630.29     60,712.68     122,398.48
24-Jul-00    140,932.8     91,183.2     158,491.3      99,930.86     64,655.07     112,381.05
25-Jul-00    142,715.8     83,962.8     167,605.5     101,195.15     59,535.27     118,843.61
26-Jul-00    139,140.1     83,562.4     169,785.4      98,659.71     59,251.35     120,389.28
27-Jul-00    184,502.3     84,023.2     173,615.9     130,824.58     59,578.09     123,105.40
28-Jul-00    186,343.7     90,526.3     174,502.2     132,130.26     64,189.24     123,733.85
31-Jul-00    184,250.9     79,804.1     164,510.7     130,646.31     56,586.52     116,649.17
 4-Aug-00    198,456.2     67,468.5     159,289.5     140,718.85     47,839.71     112,947.01
 7-Aug-00    153,546.9     70,037.5     172,519.2     108,875.08     49,661.34     122,327.75
 8-Aug-00    151,070.4     75,050.9     177,535.9     107,119.12     53,216.13     125,884.96
 9-Aug-00    241,957.8     74,847.0     182,003.6     171,564.43     53,071.61     129,052.84
10-Aug-00    247,850.4     50,687.9     159,541.7     175,742.64     35,941.14     113,125.82
14-Aug-00    231,284.4     26,984.4     155,959.6     163,996.27     19,133.74     110,585.85
16-Aug-00    235,194.3     22,775.8     158,990.9     166,768.64     16,149.60     112,735.28
17-Aug-00    236,250.7     34,246.8     163,468.8     167,517.70     24,283.33     115,910.43
18-Aug-00    241,593.5     16,681.3     161,338.9     171,306.10     11,828.18     114,400.14
22-Aug-00    229,851.0     17,309.9     169,122.5     162,979.85     12,273.91     119,919.27
23-Aug-00    224,476.8     21,824.1     167,363.4     159,169.17     15,474.77     118,671.94
24-Aug-00    225,565.0     25,522.0     167,239.3     159,940.77     18,096.81     118,583.98
25-Aug-00    227,321.1     23,866.2     145,438.2     161,185.98     16,922.76     103,125.52
28-Aug-00    226,036.1     31,091.6     148,948.9     160,274.82     22,046.08     105,614.85
29-Aug-00    226,058.8     27,426.9     144,516.0     160,290.91     19,447.50     102,471.58
31-Aug-00    215,673.9     48,227.7     135,558.2     152,927.37     34,196.70      96,119.88
 1-Sep-00    292,476.1     46,256.5     132,035.6     207,385.29     32,798.99      93,622.17
 4-Sep-00    296,260.2     47,275.0     135,720.5     210,068.47     33,521.18      96,234.99
 5-Sep-00    294,653.5     43,350.7     123,071.8     208,929.24     30,738.58      87,266.18
 7-Sep-00    286,177.0     60,914.3     140,598.7     202,918.80     43,192.35      99,694.00
 8-Sep-00    286,100.1     61,540.5     185,403.2     202,864.26     43,636.39     131,463.37
11-Sep-00    270,902.0     84,798.3     137,887.5     192,087.79     60,127.70      97,771.54
12-Sep-00    230,403.8    102,739.4     139,913.9     163,371.86     72,849.15      99,208.42
13-Sep-00    231,893.4    103,388.5     142,511.7     164,428.10     73,309.44     101,050.41
15-Sep-00    278,014.7    113,064.2     153,963.3     197,131.15     80,170.16     109,170.38
18-Sep-00    276,858.8    117,133.5     120,407.7     196,311.59     83,055.53      85,377.16
19-Sep-00    281,086.9    116,510.4     145,711.2     199,309.56     82,613.73     103,319.07
20-Sep-00    267,397.5    128,267.4     155,043.0     189,602.84     90,950.22     109,935.98
21-Sep-00    268,437.0    255,421.8     270,687.0     190,339.91    181,111.29     191,935.36
22-Sep-00    273,476.8    258,813.3     273,989.3     193,913.54    183,516.11     194,276.90
25-Sep-00    271,352.6     77,793.8     177,923.2     192,407.28     55,161.08     126,159.57
26-Sep-00    278,575.1     81,534.7     174,676.2     197,528.51     57,813.62     123,857.20
28-Sep-00    469,192.1     83,678.6     520,143.9     332,688.82     59,333.77     368,817.13
29-Sep-00    539,505.0     76,286.2     519,095.1     382,545.47     54,092.08     368,073.44
30-Sep-00
 4-Oct-00    522,097.7     66,725.1     499,980.8     370,202.46     47,312.61     354,520.09
 6-Oct-00    512,613.7     82,221.7     594,835.4     363,477.67     58,300.73     421,778.40
 9-Oct-00    511,826.8     83,852.4     483,700.7     362,919.75     59,456.98     342,976.44
11-Oct-00
17-Oct-00    477,307.0     95,587.1     447,942.2     338,442.85     67,777.68     317,621.21
18-Oct-00    472,954.2     96,520.1     446,574.9     335,356.45     68,439.28     316,651.74
20-Oct-00    441,197.8                  537,717.9     312,838.99                   381,278.27
26-Oct-00
30-Oct-00    448,759.7     54,899.1     444,583.5     318,200.92     38,927.15     315,239.73
31-Oct-00    444,373.0     57,688.2     445,065.8     315,090.43     40,904.83     315,581.69
 2-Nov-00    456,965.3     60,509.6     443,063.3     324,019.23     42,905.38     314,161.80
 3-Nov-00    478,511.4     63,123.2     479,344.0     339,296.85     44,758.58     339,887.26
 6-Nov-00    482,539.6     58,403.7     483,567.9     342,153.10     41,412.13     342,882.28
10-Nov-00    493,501.5     76,764.8     491,140.4     349,925.86     54,431.40     348,251.67
13-Nov-00    497,395.6     89,348.9     492,738.5     352,687.00     63,354.39     349,384.81
17-Nov-00    482,175.4    132,226.8     482,257.0     341,894.92     93,757.72     341,952.75
21-Nov-00    478,082.7    121,866.8     478,659.9     338,992.92     86,411.81     339,402.19
22-Nov-00    528,010.3     66,299.4     514,362.9     374,394.90     47,010.75     364,717.98
24-Nov-00    530,064.2     93,453.5     522,764.6     375,851.32     66,264.85     370,675.35
27-Nov-00    525,738.1     66,191.1     513,938.3     372,783.81     46,933.99     364,416.93
28-Nov-00    532,956.5     64,686.5     521,587.7     377,902.11     45,867.06     369,840.85
29-Nov-00
30-Nov-00    531,656.2     65,816.1     523,890.7     376,980.11     46,668.06     371,473.86
 4-Dec-00    537,844.6     64,306.3     529,187.7     381,368.07     45,597.54     375,229.78
 5-Dec-00    536,198.6     29,758.9     533,686.6     380,201.00     21,101.07     378,419.78
 6-Dec-00    533,579.3     25,944.3     532,775.9     378,343.74     18,396.29     377,774.08
20-Dec-00    577,023.0    111,983.2     584,800.8     409,148.22     79,403.65     414,663.24
22-Dec-00    584,527.9    127,765.3     597,088.5     414,469.75     90,594.20     423,376.01
27-Dec-00
28-Dec-00    532,742.7     98,265.3     545,286.8     377,750.49     69,676.75     386,645.14
29-Dec-00    534,344.3    102,608.4     544,083.6     378,886.14     72,756.26     385,791.95

Media        262,171.6    222,132.2     382,620.7
Low           62,421.8     16,681.3     120,407.7
High         584,527.9    785,996.8   1,077,057.2

            Back-Testing

            Back-testing or contrast measures consists in carrying out a comparative analysis between Value at Risk (VaR) or Daily Capital at Risk (DcaR) and the daily results for a certain period of time. Its objective is to provide a measurement of the accuracy of the model used, testing the hypothesis assumed in the model.

            The back-testing analysis satisfies BIS regulatory requirements, which obliges all institutions that wish to use internal models for capital allocation, to verify the model efficiency through back-testing.

            The key factors for back-testing analysis are:

            Whether to consider or not the intra-day results and commissions in profit & loss figure.

            The number of historical data to used for the back-testing analysis.

            Confidence interval to control the efficiency of the model (it can be different from the one defined for the VaR or RORAC calculation).

            Establishment of corrective measures of the VaR calculation method according to the back-testing analysis results.

            The graphic below shows the 2002 back-testing of the daily P&L generated by our trading activities, which includes trading revenue, commissions, and other sources of trading-related revenue. We are using a dirty P&L figures, which is the daily P&L including intra-day results, commissions and position changes. This is a limitation that explains the two P&L figures above the DCaR estimates.

                              [LINE GRAPH OMITTED]


            Euro-denominated Assets and Liabilities

            The following table shows our interest-earning assets and interest-bearing liabilities denominated in Euro at December 31, 2002 and do not reflect positions at other times.

                                                                                                                 Total in
                                                                                         More                    thousand
                          EURO                    Up to 1      1 - 3       3 - 5        than 5         Not
                                                    year       years       years         years      Sensitive      of EUR)
Interest-Earning Assets
                      Money market                  1,355          21           0            3          493         1,873
                  Loans and discounts              18,450       1,135         953           92          249        20,878
                   Security portfolio                 604          17          24          139          122           906
                      Other assets                      0           0           0            0        2,198         2,198
Total Euro-denominated
                Interest-earning assets            20,409       1,173         978          234        3,062        25,855
Interest-Bearing Liabilities
                      Money market                  4,403           3           0            0          142         4,548
                   Customer deposits               11,340       1,486       1,482          778          239        15,325
                    Debt securities                   461          18          36            0           70           585
             Capital and other liabilities              0           0           0            0        2,765         2,765
Total Euro-denominated
              interest-bearing liabilities         16,203       1,507       1,518          778        3,216        23,223
                  Asset/liability gap               4,205        -334        -541         -544         -154         2,632
                Off balance sheet items            -3,331         786           1          -87            0        -2,632
Total gap                                             874         451        -539         -631         -154             1
Cumulative sensitivity gap                            874       1,325         786          154            1             1

(data is not draw out from the consolidated finanatial statements)

            Dollar-denominated Assets and Liabilities

            The following table shows our interest earning assets and interest-bearing liabilities denominated in dollars (but not in other currencies) at December 31, 2002 and does not reflect positions at other times.

                                                                                         More                    Total in
                          DOLLAR                  Up to 1      1 - 3       3 - 5        than 5         Not       thousand
                                                    year       years       years         years      Sensitive      of US$)
Interest-Earning Assets
             Money market                           438          0          0              0           179           618
         Loans and discounts                        444          2          3              0             0           448
          Security portfolio                          7          0          0              0             0             7
             Other assets                             0          0          0              0            51            51
Total Dollar-denominated
       Interest-earning assets                      889          2          3              0           231         1,124
Interest-Bearing Liabilities
              Money market                        2,317          0          0              0            26         2,343
           Customer deposits                        855         87         59             66             5         1,071
            Debt securities                         262          0          0              0             0           262
     Capital and other liabilities                    0          0          0              0            81            81
Total Dollar-denominated
     Interest-bearing liabilities                 3,434         87         59             66           111         3,757
         Asset/liability gap                     -2,545        -85        -56            -66           120        -2,633
       Off balance sheet items                    2,643          0          0            -11             0         2,632
Total gap                                            97        -85        -56            -77           120            -1
Cumulative sensitivity gap                           97         12        -44           -121            -1            -1

(data is not draw out from the consolidated finanatial statements)

ITEM 12. Description of Securities other than Equity Securities

      Pursuant to Instructions to Item 12, the information required by Item 12 is omitted.

                                     PART II

ITEM 13. Defaults, Dividend Arrearages and Delinquencies

      None.

ITEM 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

      None.

ITEM 15. Controls and procedures

      A.    Evaluation of Disclosure Controls and Procedures

            Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2002, within 90 days prior to the filing date of this report. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that as of the Evaluation Date, our disclosure controls and procedures are effective in timely alerting them to the material information relating to us (or our consolidated subsidiaries) required to be included in our periodic SEC filings.

      B.    Changes in Internal Controls

            There were no significant changes made in our internal controls during the period covered by this report or, to our knowledge, in other factors that could significantly affect these controls subsequent to the date of their evaluation.

ITEM 16. Not Applicable

                                    PART III

ITEM 17. Financial Statements

      We have responded to Item 18 in lieu of this item.

ITEM 18. Financial Statements

                   Index to Consolidated Financial Statements

                                                                            Page
                                                                            ----
Report of Independent Auditors                                               103

Consolidated Balance Sheets - December 31, 2002 and 2001                     105

Consolidated Statements of Income - Years Ended December 31, 2002,
2001 and 2000                                                                106

Consolidated Statements of Changes in Shareholders' Equity - Years
Ended December 31, 2002, 2001 and 2000                                       107

Consolidated Statements of Cash Flows - Years Ended December 31,
2002, 2001 and 2000                                                          108

Notes to the Consolidated Financial Statements - Years Ended
December 31, 2002, 2001 and 2000                                             109

                         REPORT OF INDEPENDENT AUDITORS

To the Shareholders and Board of Directors of Banco Totta & Acores, S.A.:

(Amounts expressed in thousands of Euro - t.Euro)

1. We have audited the accompanying consolidated balance sheets of Banco Totta & Acores, S.A. (the "Bank") and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years ended December 31, 2002, 2001 and 2000. These financial statements are the responsibility of the Bank's Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

2. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

3. The consolidated financial statements as of and for the years ended December 31, 2002, 2001 and 2000 are based on the Portuguese statutorily approved financial statements of the Bank prepared by the controlling Bank's Board of Directors and management. These financial statements were affected by departures from Portuguese GAAP relating to provisions, capital gains, accumulated depreciation charges and tax effects, as described in Note 1.3. United States securities regulations do not allow the use of financial statements in filings with the Securities and Exchange Commission (the "SEC") affected by a material departure from generally accepted accounting principles. Therefore, the accompanying consolidated financial statements for the years ended December 31, 2002, 2001 and 2000 reflect adjustments of the Portuguese statutorily approved financial statements of the Bank solely for the purpose of complying with the United States securities regulation. As more fully described in Note 1.3, the net impact of these adjustments on reported after tax income for the years ended December 31, 2002, 2001 and 2000 was t.Euro (3,989), t.Euro 2,338 and t.Euro (36,683), respectively, and on total shareholders' equity was t.Euro 83,299 and t.Euro 87,288 as of December 31, 2002 and 2001, respectively.

4. In our opinion, the consolidated financial statements referred to in paragraph 1 above, present fairly, in all material respects, the financial position of Banco Totta & Acores, S.A. and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows, for each of the three years ended December 31, 2002, 2001 and 2000, in conformity with accounting principles generally accepted in Portugal.

5. As discussed in Notes 2.j), 11 and 14 to the consolidated financial statements, in 2002 the Bank changed the criteria for recording pensions costs, adopting the methodology permitted by Bank of Portugal Notice 12/2001 of November 23, which allows the negative actuarial and financial deviations to be deferred and recorded as an asset. The actuarial and financial losses in 2002, that were not expensed, amount to t.Euro 62,327. Additionally in accordance with Bank of Portugal Notice 12/2001, in 2002 the Bank started amortizing the additional liability resulting from early retirements from the effective date of retirement. Until 2001, the Bank used to amortize one tenth of the additional liability in the year those early retirements were made.

      6. In 2001 after obtaining approval from Bank of Portugal, the Bank charged to retained earnings the deferred costs relating to the increase in pension liabilities due to early retirements made in 1999 and 2000, net of amortization recorded until December 31, 2000, and the effect of non utilization of disability decrements in the calculation of the past service liability for current employees of Banco Santander de Portugal, S.A., in an amount of t.Euro 53,449. In 2001, after authorization from Bank of Portugal, the Bank charged also to retained earnings and share premium the increase in pension liabilities due to early retirements made in 2001 until November, in an amount of t.Euro 130,242. For this reason, in 2001 the costs with early retirements relate only to the amortization of those made in December 2001, amounting to t.Euro 1,411. Despite the changes introduced by Bank of Portugal Notice 12/2001, in 2001 the Bank chose to expense all actuarial and financial losses (Notes 2. j), 11, 14 and 21).

      7. As of December 31, 2000, after obtaining confirmation of an authorization previously granted by Bank of Portugal, the Bank and Credito Predial Portugues, S.A. charged to reserves t.Euro 36,517, corresponding to the remaining balance of the deferred costs relating to the amounts paid to the pension funds due to the increased liabilities arising from early retirements made in 1996 and 1998. Up to December 31, 2000 these amounts were recorded as "Other assets" and were being amortized during a period of approximately ten years.

      8. Accounting principles generally accepted in Portugal vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of the net income for each of the three years in the period ended December 31, 2002, and the determination of shareholders' equity at December 31, 2002 and 2001, to the extent summarized in Notes 26 and 27.


Deloitte & Touche
Lisbon, Portugal
February 28, 2003, except for Notes 26 and 27 as to which the date is July 8,
2003

                   BANCO TOTTA & ACORES, S.A. AND SUBSIDIARIES

          CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2002 AND 2001

                                                                                     2002              2001
                                                                               ----------------  ----------------
ASSETS                                                               Notes            (Thousands of Euro)
                                                                    ---------  ----------------------------------
Cash and due from banks                                                3                743,615           918,034
Interest-earning deposits in other banks                               4              1,900,668         4,094,099
Trading account securities                                             5                304,660           280,690
Investment securities (market value of 1,763,877 and
  1,314,226 thousands of Euro, respectively)                           6              1,739,538         1,391,683
Securities to be held to maturity                                      7                 25,679            26,206
Loans, net                                                             8             20,324,032        18,882,544
Premises, equipment and other fixed assets, net                        9                392,375           411,121
Due from customers on acceptances                                                        41,284            34,762
Investments in affiliated companies                                    10                95,335            28,880
Other assets                                                           11               914,942           872,987
                                                                               ----------------  ----------------
        Total Assets                                                                 26,482,128        26,941,006
                                                                               ================  ================

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:
Deposits -
   Non interest-bearing deposits                                       12                85,316           495,215
   Interest-bearing deposits                                           12            18,841,138        20,369,751
                                                                               ----------------  ----------------
        Total Deposits                                                               18,926,454        20,864,966
                                                                               ----------------  ----------------

Short-term borrowings                                                  13             1,551,615         1,110,679
Bank acceptances outstanding                                                             41,284            34,762
Other liabilities                                                      14             1,047,612         1,218,735
Long-term debt                                                         15             3,237,293         2,217,176
                                                                               ----------------  ----------------
        Total Liabilities                                                            24,804,258        25,446,318
                                                                               ----------------  ----------------

Commitments and contingent liabilities                                 20
Minority interest in consolidated subsidiaries                         16               319,819           365,688
                                                                               ----------------  ----------------

Shareholders' equity:
Common stock, authorized, subscribed and fully
      paid-up (105,827,500 shares issued as of
      December 31, 2002 and 105,000,000 issued
      as of December 31, 2001)                                         17               529,138           525,000
Share premium                                                          18             1,193,363         1,174,331
Accumulated deficit and reserves                                       19              (364,450)         (570,331)
                                                                               ----------------  ----------------
        Total Shareholders' Equity                                                    1,358,051         1,129,000
                                                                               ----------------  ----------------
        Total Liabilities and Shareholders' Equity                                   26,482,128        26,941,006
                                                                               ================  ================

  The accompanying notes form an integral part of these financial statements.

                   BANCO TOTTA & ACORES, S.A. AND SUBSIDIARIES

 CONSOLIDATED STATEMENTS OF INCOME FOR THE YEARS ENDED DECEMBER 31, 2002, 2001
                                    AND 2000

                                                                                        2002          2001          2000
                                                                                    ------------  ------------  -------------
                                                                             Notes             (Thousands of Euro)
                                                                            ------  -----------------------------------------
INTEREST INCOME
Interest and fees on loans                                                             1,036,526     1,123,030        770,729
Interest and dividends on investment securities                                           70,400        74,384         83,172
Interest on deposits in banks                                                             89,030       199,225        159,762
Trading account interest                                                                  14,392        16,986            540
Interest on securities to be held to maturity                                              1,787         1,782             --
Other interest income                                                                      7,346         3,200          2,597
                                                                                    ------------  ------------  -------------
        Total interest income                                                          1,219,481     1,418,607      1,016,800
                                                                                    ------------  ------------  -------------

INTEREST EXPENSE
Interest on customers' deposits                                                          326,964       437,829        267,851
Interest on deposits from banks and other financial institutions                         117,189       178,539        141,991
Interest on:
   Short-term borrowings                                                                  50,433        22,593         67,527
   Long-term debt                                                                         97,570        70,825         29,293
                                                                                    ------------  ------------  -------------
        Total interest expense                                                           592,156       709,786        506,662
                                                                                    ------------  ------------  -------------

NET INTEREST INCOME                                                                      627,325       708,821        510,138
                                                                                    ------------  ------------  -------------
Provision for losses on loans                                                 24          80,965        76,835        226,190
                                                                                    ------------  ------------  -------------

NET INTEREST INCOME AFTER PROVISIONS
 FOR LOSSES ON LOANS                                                                     546,360       631,986        283,948
                                                                                    ------------  ------------  -------------

OTHER OPERATING INCOME
Commissions and fees from banking operations                                             155,350       149,081         83,540
Fees for other customer services                                                          84,537        70,080         58,460
Trading (losses) gains                                                         5          (5,392)      (12,670)            93
Net gain (loss) on property and equipment                                                    131          (582)         1,342
Net gain (loss) on investment securities                                       6         (29,270)      (27,862)       142,599
Reversal of provisions (provisions) for losses on securities                  24           4,046           485         (3,352)
Net exchange differences                                                                  73,932        45,807         43,530
Other                                                                         22          60,922        53,939         49,981
                                                                                    ------------  ------------  -------------
        Total other operating income                                                     344,256       278,278        376,193
                                                                                    ------------  ------------  -------------

OTHER OPERATING EXPENSES
Employee benefits                                                             21         278,725       339,174        237,008
Other administrative costs                                                               149,811       150,040        138,252
Minority interest                                                             16          34,290        36,289         30,168
Depreciation                                                                              60,032        62,833         48,515
Provisions for real estate losses and applications in credit institutions     24          29,924        17,170         15,697
Provisions for contingent liabilities                                         24          16,509        11,401         45,545
Other                                                                         22          68,301        54,320         64,479
                                                                                    ------------  ------------  -------------
        Total other operating expenses                                                   637,592       671,227        579,664
                                                                                    ------------  ------------  -------------

INCOME BEFORE INCOME TAX                                                                 253,024       239,037         80,477
INCOME TAX EXPENSE                                                                        47,453        38,199         16,900
                                                                                    ------------  ------------  -------------
NET INCOME                                                                               205,571       200,838         63,577
                                                                                    ============  ============  =============

NET INCOME PER THOUSAND OF COMMON SHARES                                                   1.958         1.913          1.049
                                                                                    ============  ============  =============

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING
(IN THOUSANDS OF UNITS)                                                                  105,005       105,000         60,616
                                                                                    ============  ============  =============

DIVIDEND DECLARED PER THOUSAND OF COMMON SHARES                                            0.000         0.000          0.000
                                                                                    ============  ============  =============

   The accompanying notes form an integral part of these financial statements.

                   BANCO TOTTA & ACORES, S.A. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

           FOR THE THREE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

                                                                                Thousands of Euro
                                               ------------------------------------------------------------------------------------
                                                     Common stock                          Accumulated deficit and reserves
                                               ------------------------            ------------------------------------------------
                                                  Number                  Share    Revaluation     Other         Net
                                                of shares     Amount     premium     reserves     reserves      income       Total
                                               -----------   -------   ----------  -----------    --------     --------    --------
Balances as of December 31, 1999                60,000,000   299,279      167,539     42,577       126,246        9,193     178,016

   Capital increase                             45,000,000   224,459    1,044,541         --            --           --          --
   Transfer to reserves                                 --        --           --         --         9,193       (9,193)         --
   Amortization to reserves of deferred costs
      relating to early retirements in 1998
      and 1996                                          --        --           --         --       (36,517)          --     (36,517)
   Utilization of special reserve
      for strategic refocusing                          --        --           --         --        (2,384)          --      (2,384)
   Goodwill on the acquisition of 12.64%
      and 29.34% of Credito Predial Portugues           --        --           --         --      (101,585)          --    (101,585)
   Goodwill on the acquisition of 82.06%
      of Banco Santander Portugal                       --        --           --         --      (411,429)          --    (411,429)
   Goodwill on the acquisition of 100%
      of Banco Santander de Negocios Portugal           --        --           --         --      (294,615)          --    (294,615)
   Badwill on the acquisition of Foggia                 --        --           --         --         6,365           --       6,365
   Goodwill on the acquisition of
      participations to Banco Pinto & Sotto
      Mayor and Chemical SGPS                           --        --           --         --        (7,183)          --      (7,183)
   Sale of 544,862 shares of common stock               --        --           --         --            --           --          --
   Others                                               --        --           --         --        (2,859)          --      (2,859)
   Net income                                           --        --           --         --            --       63,577      63,577
                                               -----------   -------   ----------     ------      --------     --------    --------
Balances as of December 31, 2000               105,000,000   523,738    1,212,080     42,577      (714,768)      63,577    (608,614)

   Capital increase                                     --     1,262       (1,262)        --            --           --          --
   Transfer to reserves                                 --        --           --         --        63,577      (63,577)         --
   Amortization to share premium of deferred
     costs relating to the increase in early
     retirement liabilities up to November 30,
       2001                                             --        --      (36,487)        --            --           --          --
   Amortization to reserves of deferred costs
      relating to the early retirements and
      due to the change on actuarial
      assumptions:
    . Banco Totta & Acores                              --        --           --         --       (69,098)          --     (69,098)
    . Credito Predial Portugues                         --        --           --         --       (65,623)          --     (65,623)
    . Banco Santander Portugal                          --        --           --         --       (12,483)          --     (12,483)
   Goodwill on the acquisition of 3.06%
     of Banco Santander Portugal                        --        --           --         --       (15,102)          --     (15,102)
   Others                                               --        --           --         --          (249)          --        (249)
   Net income                                           --        --           --         --            --      200,838     200,838
                                               -----------   -------   ----------     ------      --------     --------    --------
Balances as of December 31, 2001               105,000,000   525,000    1,174,331     42,577      (813,746)     200,838    (570,331)

   Capital increase                                827,500     4,138       19,032         --            --           --          --
   Transfer to reserves                                 --        --           --         --       200,838     (200,838)         --
   Others                                               --        --           --         --           310           --         310
   Net income                                           --        --           --         --            --      205,571     205,571
                                               -----------   -------   ----------     ------      --------     --------    --------
Balances as of December 31, 2002               105,827,500   529,138    1,193,363     42,577      (612,598)     205,571    (364,450)
                                               ===========   =======   ==========     ======      ========     ========    ========

                                                        Thousands of Euro
                                                   -------------------------
                                                   Treasury
                                                     stock           Total
                                                   --------       ----------
Balances as of December 31, 1999                    (11,522)         633,312

   Capital increase                                      --        1,269,000
   Transfer to reserves                                  --               --
   Amortization to reserves of deferred costs
      relating to early retirements in 1998
      and 1996                                           --          (36,517)
   Utilization of special reserve
      for strategic refocusing                           --           (2,384)
   Goodwill on the acquisition of 12.64%
      and 29.34% of Credito Predial Portugues            --         (101,585)
   Goodwill on the acquisition of 82.06%
      of Banco Santander Portugal                        --         (411,429)
   Goodwill on the acquisition of 100%
      of Banco Santander de Negocios Portugal            --         (294,615)
   Badwill on the acquisition of Foggia                  --            6,365
   Goodwill on the acquisition of
      participations to Banco Pinto & Sotto
      Mayor and Chemical SGPS                            --           (7,183)
   Sale of 544,862 shares of common stock            11,522           11,522
   Others                                                --           (2,859)
   Net income                                            --           63,577
                                                    -------       ----------
Balances as of December 31, 2000                         --        1,127,204

   Capital increase                                      --               --
   Transfer to reserves                                  --               --
   Amortization to share premium of deferred
     costs relating to the increase in early
     retirement liabilities up to November 30,
       2001                                              --          (36,487)
   Amortization to reserves of deferred costs
      relating to the early retirements and
      due to the change on actuarial
      assumptions:
    . Banco Totta & Acores                               --          (69,098)
    . Credito Predial Portugues                          --          (65,623)
    . Banco Santander Portugal                           --          (12,483)
   Goodwill on the acquisition of 3.06%
     of Banco Santander Portugal                         --          (15,102)
   Others                                                --             (249)
   Net income                                            --          200,838
                                                    -------       ----------
Balances as of December 31, 2001                         --        1,129,000

   Capital increase                                      --           23,170
   Transfer to reserves                                  --               --
   Others                                                --              310
   Net income                                            --          205,571
                                                    -------       ----------
Balances as of December 31, 2002                         --        1,358,051
                                                    =======       ==========

  The accompanying notes form na integral part of these financial statements.

                   BANCO TOTTA & ACORES, S.A. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

           FOR THE THREE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

                                                                                   2002             2001            2000
                                                                                 ----------       ----------       ----------
                                                                                             (Thousands of Euro)
                                                                                 --------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:

    Net income                                                                      205,571          200,838           63,577
                                                                                 ----------       ----------       ----------

    Adjustments to reconcile net income to net cash provided by operating activities:

       Depreciation                                                                  60,032           62,833           48,515
       Provision for losses on loans and securities                                  76,919           76,350          229,542
       Provision for other assets and applications in credit institutions            29,924           17,170           15,697
       Provision for contingent liabilities                                          16,509           11,401           45,545
       Net gain on sale of property and equipment                                      (131)             582           (1,342)
       Net loss (gain) on sale of investment securities                              29,270           27,862         (142,599)
       Net change in trading account securities                                     (97,743)          41,271            5,691
       Increase/(decrease) in taxes payable                                           8,812            5,686           (1,960)
       Net increase/(decrease) in interest receivable and payable and other
           accrued income and expenses                                               (7,362)         (10,916)           8,920
       Difference between payments to pension funds and amounts expensed           (149,819)        (178,009)         (27,564)

                                                                                 ----------       ----------       ----------
           Total adjustments                                                        (33,589)          54,230          180,445

                                                                                 ----------       ----------       ----------
       Net cash provided by operating activities                                    171,982          255,068          244,022
                                                                                 ----------       ----------       ----------

CASH FLOWS FROM INVESTING ACTIVITIES:

    Proceeds from sale of investment securities                                   3,459,311        3,986,128        2,340,888
    Purchase of investment securities                                            (3,748,526)      (4,214,992)      (1,150,038)
    Net change in loans made to customers                                        (1,609,224)      (2,895,193)      (2,499,262)
    Net change in interest earning deposits in other banks                        2,197,873       (1,120,094)       1,119,213
    Proceeds from sale of property and equipment                                     12,075            7,277              673
    Purchase of property and equipment                                              (57,614)         (77,354)         (43,096)
    Dividends received from associated companies                                     26,777           25,144           33,749
    Increase in other investing activities                                         (172,784)         123,769          112,205

                                                                                 ----------       ----------       ----------
       Net cash provided by / (used in) investing activities                        107,888       (4,165,315)         (85,668)
                                                                                 ----------       ----------       ----------

CASH FLOWS FROM FINANCING ACTIVITIES:

    Net change in non interest - bearing deposits                                  (409,899)         215,467          146,507
    Net change in interest - bearing deposits                                    (1,528,613)       2,785,634        1,297,543
    Net change in short-term borrowings                                             440,936          144,863       (2,154,977)
    Proceeds from issuance of long - term debt                                    1,836,331        1,170,466        1,061,187
    Repayment of long - term debt                                                  (816,214)        (403,523)        (146,432)
    Capital increase                                                                 23,170               --               --
    Sale/(purchase) of treasury stock                                                    --               --           15,363

                                                                                 ----------       ----------       ----------
       Net cash (used in) / provided by financing activities                       (454,289)       3,912,907          219,191
                                                                                 ----------       ----------       ----------

       Net (decrease) / increase in cash and cash equivalents                      (174,419)           2,660          377,545
                                                                                 ==========       ==========       ==========

       Cash and due from banks at beginning of the year                             918,034          915,374          716,349
       Cash and due from banks relating to participations' acquisitions                  --               --          178,520
       Cash and due from banks at end of the year                                   743,615          918,034          915,374

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
    CASH PAID DURING THE YEAR FOR:
    Interest expense                                                                672,146          651,386          466,261
    Income taxes (net of recoveries)                                                 21,579           26,611            6,235

  The accompanying notes form an integral part of these financial statements.

BANCO TOTTA & ACORES, S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002 AND 2001 AND FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000 (Amounts expressed in Thousands of Euro - t.Euro, unless otherwise indicated)

1.    SUMMARY OF THE GROUP, BASES OF PRESENTATION AND CONSOLIDATION PRINCIPLES

      1.1.  Summary of the Group

            Banco Totta & Acores, S.A. (hereinafter referred to as "the Bank" or "totta") is a commercial bank founded in 1970. The Bank is authorized to operate in accordance with the legislation regulating the banking industry in Portugal and with the rules of the Central Banks of the countries in which it has branches and agencies.

            totta's operations consist of obtaining funds from third parties, in the form of deposits and others, which it uses, together with its own funds, in loans granted, securities and other assets, in which it is authorized to invest and renders other banking services in Portugal and abroad.

            As explained in Note 17, at December 31, 2002 and 2001 Santander Central Hispano Group (SCH Group) owned 99.36% and 99.35% of the Bank's share capital, respectively.

            Since December 2000 totta has been the holding company of SCH Group in Portugal as it has acquired majority participations in Banco Santander Portugal, S.A. ("BSP") and Banco Santander Negocios Portugal, S.A. ("BSNP").

            The Bank together with Credito Predial Portugues, S.A. ("CPP") and BSP, have a domestic network of 586 branches and foreign exchange posts (581 at December 31, 2001). The Group also has overseas branches in London, Luxembourg, Guinea-Bissau, Cape Verde (Cidade da Praia), Cayman Islands and Nassau, offshore financial branches in the Autonomous Region of Madeira and representative offices abroad. During the first half of 2002, the agency in New York was transformed into a representative office and the Angola Branch was transformed into a Bank incorporated under local legislation with the corporate name of Banco Totta Angola, SARL, on July 1, 2002.

            totta has investments in several subsidiary and associated companies. Subsidiary companies are considered to be those in which totta has a shareholding greater than 50% and which are controlled by totta. These are considered together as a decision making unit. Associated companies are considered to be those in which totta has a 20% to 50% participation and the investment is of a long term nature.

The structure of the Group of subsidiary and associated companies and the key financial information obtained from their non-consolidated financial statements prepared in accordance with Portuguese GAAP, as of December 31, 2002 and 2001 are as follows:

                                              Effective               Total                   Shareholders'
                                          participation (%)           assets                     equity
                                         ------------------- -------------------------- --------------------------
                      Company             2002       2001       2002          2001         2002          2001
--------------------------------------  ---------  --------- ------------  ------------ ------------  ------------
CREDITO PREDIAL PORTUGUES                 100.00     100.00   10,293,359     9,723,678      596,120       394,131
BANCO SANTANDER PORTUGAL                   85.38      85.37    5,250,454     5,175,225      280,976       247,868
BANCO SANTANDER DE NEGOCIOS PORTUGAL      100.00     100.00    1,418,887     1,477,643      116,371        92,686
TOTTA & ACORES INTERNATIONAL              100.00     100.00       91,533       123,851            1             1
TOTTA & ACORES FINANCING                  100.00     100.00      145,341       173,477      143,088       170,260
PINTO TOTTA INTERNATIONAL FINANCE          50.00      50.00      246,166       293,035      238,448       283,729
BANCO STANDARD TOTTA DE MOCAMBIQUE         55.29      55.29      282,134       241,402       25,435        28,017
BANCO TOTTA ASIA                          100.00     100.00        7,695         5,619        7,695         5,504
BANCO TOTTA ANGOLA                         99.98         --      194,171            --       20,700            --
TOTTA & ACORES BRASIL                      99.00      99.00            3             6            3             6
TOTTA & SOTTOMAYOR, INC. - CONNECTICUT    100.00     100.00           31            45           31            35
TOTTA & SOTTOMAYOR, INC. - NEWARK         100.00     100.00          183           784          (54)          557
TOTTA & ACORES FINANCE IRELAND             85.38      85.37       60,469        59,832        4,099(1)     59,573
TOTTA IRELAND, PLC                        100.00     100.00      814,316       601,703      299,376       307,451
FOGGIA, SGPS                              100.00     100.00    1,809,694     1,800,716    1,653,885(1)  1,772,873
SCH - GESTAO DE EMPRESAS DE CREDITO       100.00     100.00      102,577        32,310        4,212           703
PETROFINAC, SGPS                          100.00     100.00      237,821       221,216      129,234(1)    198,521
TAXAGEST, SGPS                            100.00     100.00       86,227        42,387       23,376(1)     22,449
SANTANDER GESTAO DE ACTIVOS, SGPS         100.00     100.00       21,420        23,047       21,219        14,394
TOTTAFINANCE, SGPS                        100.00     100.00       97,602        37,715       26,992(1)     37,220
MADEISISA, SGPS                           100.00         --        1,604            --        1,596            --
SANTANDER SOCIEDADE GESTORA DE
   FUNDOS DE INVESTIMENTO MOBILIARIOS     100.00     100.00       17,900        13,113       10,687         9,391
SANTANDER IMOVEST                         100.00     100.00        4,323         2,986        3,359         2,524
BSN DEALER                                100.00     100.00       15,722       195,826       13,050         9,162
SANTANDER GEST                            100.00     100.00        1,239           877          745           605
SCH - LEASING                             100.00     100.00      943,694       502,180       54,744        19,595
SCH - FACTOR                              100.00     100.00      264,948       204,013        9,063         7,053
SCH - SFAC                                100.00     100.00       19,903        17,933        3,437         2,614
SCH - RENT                                100.00     100.00       86,399        74,184        4,157         1,843
SANTANDER PENSOES                         100.00     100.00        2,148         1,406        1,896         1,330
MERMUL                                    100.00     100.00          101            48           93            37
TOTTAURBE                                 100.00     100.00      108,927       106,924        4,908(1)    102,083
TOTTA SEGUROS - COMPANHIA SEGUROS VIDA    100.00     100.00    1,201,710       447,040       22,458        24,026
BSN ASSESORIA FINANCEIRA                      --     100.00           --           649           --           621
SANTANDER - LEASING                           --      85.37           --       142,034           --         8,398
SCH - LOC                                     --     100.00           --       336,525           --        19,699
SANTANDER - FACTORING                         --      85.37           --           987           --           987
SANTANDER - RENT                              --      85.37           --        48,854           --         1,547
TOTTASERVICOS                                 --     100.00           --         2,324           --         1,400
SIEMCA                                        --     100.00           --         1,370           --           973

                                           Net income (loss)
                                              for the year
                                        -------------------------                                                  Consolidation
                      Company              2002         2001                         Activity                      method in 2002
--------------------------------------  -----------  ------------  ---------------------------------------------  ----------------
CREDITO PREDIAL PORTUGUES                   72,839        35,834                     Banking                      Full integration
BANCO SANTANDER PORTUGAL                    33,108        25,799                     Banking                      Full integration
BANCO SANTANDER DE NEGOCIOS PORTUGAL        23,685        17,592                     Banking                      Full integration
TOTTA & ACORES INTERNATIONAL                    --            --                     Banking                      Full integration
TOTTA & ACORES FINANCING                        --            --                     Banking                      Full integration
PINTO TOTTA INTERNATIONAL FINANCE               --            --                     Banking                       Proportional
BANCO STANDARD TOTTA DE MOCAMBIQUE           8,818        11,684                     Banking                      Full integration
BANCO TOTTA ASIA                             3,071        (4,705)                    Banking                      Full integration
BANCO TOTTA ANGOLA                           2,710            --                                                  Full integration
TOTTA & ACORES BRASIL                           --            (2)                  Fund raising                   Full integration
TOTTA & SOTTOMAYOR, INC. - CONNECTICUT           1            19                   Fund raising                   Full integration
TOTTA & SOTTOMAYOR, INC. - NEWARK              (46)          151                   Fund raising                   Full integration
TOTTA & ACORES FINANCE IRELAND               2,610         2,075         Investment portfolio management          Full integration
TOTTA IRELAND, PLC                          12,336        18,517         Investment portfolio management          Full integration
FOGGIA, SGPS                                 6,012        37,881                Investment holding                Full integration
SCH - GESTAO DE EMPRESAS DE CREDITO            429        (2,068)               Investment holding                Full integration
PETROFINAC, SGPS                                95          (212)               Investment holding                Full integration
TAXAGEST, SGPS                                 927        22,137                Investment holding                Full integration
SANTANDER GESTAO DE ACTIVOS, SGPS            6,825         1,475                Investment holding                Full integration
TOTTAFINANCE, SGPS                         (10,228)       (2,782)               Investment holding                Full integration
MADEISISA, SGPS                                 39            --                Investment holding                Full integration
SANTANDER SOCIEDADE GESTORA DE
   FUNDOS DE INVESTIMENTO MOBILIARIOS        3,942         2,939            Investment fund management            Full integration
SANTANDER IMOVEST                            2,524           984            Investment fund management            Full integration
BSN DEALER                                   3,888         3,434                    Brokerage                     Full integration
SANTANDER GEST                                 140           (60)                Asset management                 Full integration
SCH - LEASING                                7,051         1,876                Financial leasing                 Full integration
SCH - FACTOR                                 2,010        (1,450)                   Factoring                     Full integration
SCH - SFAC                                     372          (451)                Consumer credit                  Full integration
SCH - RENT                                     767           181                 Long term rental                     Equity
SANTANDER PENSOES                              566           298   Management and representation of pension funds     Equity
MERMUL                                         (58)          (85)             Real estate management              Full integration
TOTTAURBE                                    2,585           728              Real estate management              Full integration
TOTTA SEGUROS - COMPANHIA SEGUROS VIDA      (1,568)        1,526                    Insurance                         Equity
BSN ASSESORIA FINANCEIRA                        --            10   Financial consultancy and advisory services
SANTANDER - LEASING                             --           393                Financial leasing
SCH - LOC                                       --         3,270               Real estate leasing
SANTANDER - FACTORING                           --            --                    Factoring
SANTANDER - RENT                                --           190                 Long term rental
TOTTASERVICOS                                   --           300                Insurance services
SIEMCA                                          --           172                Brokerage services

(1) The shareholders' equity as of December 31, 2002 does not include capital contributions.

      The following changes in the portfolio of subsidiary and associated companies occurred during 2002:

      - In February 20, 2002 Foggia SGPS, S. A. acquired, from BSNP, 500 shares of Taxagest, SGPS, S.A. corresponding to 1% of the company's share capital.

      - The Shareholders' General Meeting of CPP, held on February 22, 2002, approved a share capital increase in the amount of t.Euro 45,000, through the issue of 9 million new ordinary shares, of Euro 5 each and with a premium per share of Euro 9.35, totaling t.Euro 129,150. The new shares were subscribed by the following companies:

                   Petrofinac, SGPS, S.A.                   1,147,333
                   Taxagest, SGPS, S.A.                     2,918,663
                   Tottafinance, SGPS, S.A.                 4,934,004
                                                           ----------
                                                            9,000,000
                                                           ==========

      - Merger of Santander Rent, Comercio e Aluguer de Bens, S.A. into Santander Central Hispano - Rent, Aluguer de Longa Duracao, S.A. by public deed dated April 1, 2002 Santander Rent was liquidated and all its rights and obligations were transferred to the surviving company. For accounting purposes, the merger was considered to take place on January 1, 2002.

      - In May 2002, CPP acquired from Santander Investment, S.A. (a SCH Group company) the quota of Madeisisa, SGPS, Sociedade Unipessoal, Lda at a cost of t.Euro 1,573.

      - In May 2002, totta transferred funds to SCH - Gestao de Empresas de Credito, SGPS, S.A. to cover prior years losses, in the amount of t.Euro 3,080.

      -     On July 1, 2002 the Angola Branch was transformed into a Bank.

      - Merger of Santander Leasing - Sociedade de Locacao Financeira, S.A. and Santander Central Hispano - LOC, Sociedade de Locacao Financeira, S.A. into Santander Central Hispano - Leasing, Sociedade de Locacao Financeira, S.A. by public deed dated June 27, 2002. The two former companies were liquidated and all their rights and obligations were transferred to the surviving company. For accounting purposes, the merger was considered to take place on January 1, 2002. The request for registration at the Commercial Registry Office was filed on July 4, 2002, after which date the incorporated companies were formally considered extinct.

      - In August 2002, the participation in Siemca - Sociedade Mediadora de Capitais, S.A. was sold to its managers by t.Euro 500, which approximates its fair value.

      -     In December 2002, the following companies were liquidated:

            Totta Servicos - Sociedade Corretora de Seguros, Lda;
            Santander - Factoring, S.A.;
            BSN Assessoria Financeira, S.A..

      The following changes in the portfolio of subsidiary and associated companies occurred during 2001:

      - In February 2001 CPP acquired, from Companhia de Seguros Mundial-Confianca, S.A., 26.5% of the share capital of Santander Imovest - Sociedade Gestora de Fundos de Investimento Imobiliarios, S.A. at a cost of t.Euro 1,122. During May 2001, CPP sold its 100% participation in this company to Santander Gestao de Activos, SGPS, S.A..

      - Incorporation of Totta Seguros - Companhia de Seguros de Vida, S.A. in March 2001. In September 2001, a share capital increase of t.Euro 15,000 was fully subscribed for and paid up by totta.

      - Sale of the 100% participation in Totta Acores Finance Ireland to BSP in April 2001.

      - Sale in June 2001 of the participations of totta, CPP and Tottafinance in Santander Pensoes, Sociedade Gestora de Fundos de Pensoes, S.A. to Santander Gestao de Activos, SGPS,S.A..

      - The Shareholders' General Meeting of CPP held on June 28, 2001, approved a share capital increase of t.Euro 69,832, through the issuance of 14 million shares of one thousand Escudos each with a share premium of 1,877 Escudos per share. As a result of this the total investment in CPP amounted to t.Euro 200,906. The new shares were fully subscribed for and paid up by Foggia, SGPS, S.A..

      - Share capital increase of t.Euro 31,743 of Totta Ireland Plc., fully subscribed for and paid up by the Bank.

      -     Sale in July 2001, of the 100% participation in Totta Ireland Plc.
            to CPP.

      -     On November 30, 2001 the Bank liquidated the following companies:

            . Plurifundos - Sociedade Gestora de Fundos de Investimento Mobiliario,S.A.;

            .     Sifta - Sociedade de Gestao do Fundo de Tesouraria Atlantica,
                  S.A.;

            .     Tottagest - Sociedade de Gestao de Patrimonios, S.A.;

            .     BSN - Sociedade Gestora de Fundos de Pensoes, S.A..

      - On December 14, 2001 Santander Fundos, S.A. was merged into Santander Sociedade Gestora de Fundos de Investimento Mobiliario, S.A..

      - On December 20, 2001 Tottafimo - Sociedade Gestora de Fundos de Investimento Imobiliario, S.A. was liquidated.

      - On December 28, 2001 Petrofinac, SGPS, S.A. acquired 952,955 shares in BSP for 20,000,000. U.S. Dollars from Soince, S.A. (a SCH Group company).

      - Tottatur - Viagens e Turismo, S.A. was sold for one Escudo to Banco Comercial Portugues S.A., in October 2001.

      The following tables show the Bank's significant intercompany balances with its principal shareholder and subsidiary and associated companies as of December 31, 2002 and 2001:

                                                                                             2002
                                                       -----------------------------------------------------------------------------
                                                       Interest -                          Deposits
                                                        earning                               in
                                                        deposits              Investment    credit       Current  Interest  Interest
                                                        in banks      Loans   securities  institutions  deposits   income    expense
                                                       -----------   -------  ----------  ------------  --------  --------  --------
Banco Santander Central Hispano                             87,933        --        --      1,367,925         --     3,455   15,464

Subsidiary companies fully consolidated

    Credito Predial Portugues, S.A                       5,147,697        --    75,790         64,824         --   160,272      868
    Banco Santander Portugal, S.A                        1,590,682        --   156,389        116,033         --    45,637    1,835
    Banco Santander de Negocios Portugal, S.A               97,287        --        --         85,679        151     2,017    3,140
    Totta & Acores International, Ltd.                      56,667        --        --             --         --     3,499       --
    SCH - Factor, Sociedade Internacional de
       Aquisicao de Creditos, S.A                          111,666    20,000     5,772             --         --     3,497       --
    SCH - Leasing, Sociedade de Locacao
       Financeira, S.A                                     171,198   180,271    70,379             --         61    15,009       --
    SCH - Sfac - Sociedade Financeira para
       Aquisicao a Credito, S.A                             10,610        --        --             --         --       337       --
    SCH - Gestao de Empresas de Credito, SGPS, S.A              --    67,947        --             --         --     1,298       --
    Totta & Acores, Inc. - Newark                              191        --        --             --         --        --       --
    Totta Ireland, Plc                                     483,820        --        --         78,900         --    14,450    1,732
    Taxagest, SGPS, S.A                                         --     2,211        --             --         --        --       --
    Santander Imovest, SGFII, S.A                               --        --        --             --        141        --        3
    Banco Totta Asia, S.A                                       --        --        --          7,517         --        --      173
    Banco Standard Totta de Mocambique, SARL                    --        --        --         48,199         --        --      820
    Totta & Acores Finance Ireland, Ltd.                        --        --        --            552         --        --       24
    Santander Gestao de Activos, SGPS, S.A                      --        --        --             --      6,029        --       95
    Tottaurbe - Empresa de Administracao e
       Construcoes, S.A                                         --        --        --             --     94,268        --    2,878
    Santander Gest, S.A                                         --        --        --             --         20        --       10
    Tottafinance - Servicos Financeiros, SGPS, S.A              --        --        --             --          1        --       --
    Santander SGFIM, S.A                                        --        --        --             --        816        --       17
    BSN Dealer - Sociedade Financeira de Corretagem,
       S.A                                                      --        --        --             35         --        --       --
    Foggia - S.G.P.S, S.A                                       --        --        --             --      1,127        --       32
    Petrofinac, SGPS, S.A                                       --        --        --             --        652        --       49
    Banco Totta de Angola, SARL                                 --        --        --        133,667      4,328        --      835
    Madeisisa, SGPS, Sociedade Unipessoal, Lda                  --        --        --             --      1,542        --       50


Subsidiary companies recorded under the equity method

    SCH - Rent, Aluguer de Longa Duracao, S.A                   --     1,535        --             --         --        11        3
    Santander Pensoes - SGFP,S.A                                --        --        --             --      1,581        --       39
    Totta Seguros - Companhia de Seguros de Vida, S.A           --        55        --             --      7,892        --       --
Other
    Pinto Totta International Finance, Ltd.                     --        --        --             48         --        --       --

                                                                                             2001
                                                       -----------------------------------------------------------------------------
                                                       Interest -                          Deposits
                                                        earning                               in
                                                        deposits              Investment    credit       Current  Interest  Interest
                                                        in banks      Loans   securities  institutions  deposits   income    expense
                                                       -----------   -------  ----------  ------------  --------  --------  --------
Banco Santander Central Hispano                          1,078,781        --          --     1,243,069        --     1,498    11,007

Subsidiary companies fully consolidated
    Credito Predial Portugues, S.A                       4,127,604     9,740      50,084         8,311        --   175,487    18,189
    Banco Santander Portugal, S.A                          441,577        --     131,292        18,304    24,249     9,763     4,394
    Banco Santander de Negocios Portugal, S.A               69,200        --          --        98,431       104       865     3,707
    Banco Totta Asia, S.A                                       --        --          --         4,988         1       233       438
    Banco Standard Totta de Mocambique, SARL                    --        --          --        26,639        --        --       894
    Totta & Acores Financing, Ltd.                           3,217        --          --            --        57        --        --
    Totta & Acores International, Ltd.                      85,000        --          --            --         1    20,205    16,928
    Totta Ireland, Plc                                     263,845        --          --            --    23,370     3,851     1,692
    Totta & Acores Finance Ireland, Ltd.                        --        --          --            --       294        --       114
    SCH - Gestao de Empresas de Credito, SGPS, S.A              --        --          --            --       304       311        --
    SCH - Loc, Sociedade de Locacao Financeira, S.A         64,194    57,031      50,379            --        --     6,102        --
    SCH- Factor, Sociedade Internacional de
       Aquisicao de Creditos, S.A                           73,502    34,312       3,272            --         2     5,312        --
    SCH - Leasing, Sociedade de Locacao
       Financeira, S.A                                     159,019   130,204          --            --        --    13,639        --
    SCH - SFAC, Sociedade Financeira para
       Aquisicao a Credito, S.A                              8,174        --          --            --        --       461        --
    Santander Gestao de Activos, SGPS, S.A                     768     5,691          --            --    10,950       284        --
    Tottafinance - Sociedade Financeira, S.A                    --        --          --            --        17        --        --
    Sifta - Sociedade de Gestao do Fundo de
       Tesouraria Atlantico, S.A                                --        --          --            --        --        --        65
    Siemca - Sociedade Mediadora de Capitais, S.A               --        --          --            --        31        --         2
    Santander Fundos, S.A                                       --        --          --            --        --        --        67
    Santander Gest, S.A                                         --        --          --            --       499        --        14
    Tottageste - Soc. Gestao Patrimonios, S.A                   --        --          --            --        --        --         7
    Santander Imovest                                           18        --          --            --        29        --         1
    Santander SGFIM, SA                                         --        --          --            --     1,001        --        72
    BSN Dealer                                                  --        --          --            --        16        --        --
    Foggia - S.G.P.S, S.A                                       --        --          --            --     1,104        --     5,248
    Taxagest, SGPS, SA                                          --     1,274          --            --        --         2         1
    Petrofinac, SGPS, S.A                                       --        --          --            --       428        --         3
    Totta & Sottomayor, Inc. - Newark                          227        --          --            --         1        --        --
    Totta & Sottomayor, Inc. - Connecticut                      11        --          --            --        --        --        --
    Tottaurbe - Empresa de Administracao
       e Construcoes, S.A                                       --        --          --            --    95,573        --     3,306

Subsidiary companies recorded under the equity method

    SCH - Rent, Aluguer de Longa Duracao, S.A                   --        --          --            --        --       941        --
    Santander Pensoes, Sociedade Gestora de
       Fundos de Pensoes, S.A                                   --        --          --            --     1,055        --        64
    Tottaservicos - Sociedade Corretora de
       Seguros, Lda                                             --        --          --            --       801        --        38
Other
    Pinto Totta International Finance, Ltd.                     --        --          --            --        57        --        --

      1.2.  Basis of presentation of the financial statements

            The Bank's consolidated financial statements were prepared from accounting records maintained in accordance with generally accepted accounting principles in Portugal, the Chart of Accounts for the Portuguese Banking System and other rules issued by the Bank of Portugal. The Bank's consolidated financial statements have been reclassified in all material respects to comply, as to form, with the requirements of Article 9 of Regulation S-X of the U. S. Securities and Exchange Commission.

            All significant estimates used by the Bank's management in the preparation of the consolidated financial statements are subjective in nature and are based upon judgments. These estimates are also subject to uncertainties. Changes in assumptions, economic conditions and/or market segments and products could materially affect those estimates.

            The significant differences between Portuguese generally accepted accounting principles and those accounting principles generally accepted in the United States of America ("U.S. GAAP ") and their effect on the net income for each of the three years ended December 31, 2002, 2001 and 2000, and on shareholders' equity as of December 31, 2002 and 2001, are set forth in Note 26.

            The consolidated financial statements include those of the Bank and of its subsidiaries. The associated companies are included in the consolidated financial statements under the equity method. In addition, certain accounting principles applied by the subsidiaries were adjusted in consolidation to be in accordance with those followed by the Bank.

      1.3.  Statutorially approved financial statements

            The consolidated financial statements presented herein with respect to 2002, 2001 and 2000 have been revised from the Portuguese statutorially approved financial statements to eliminate departures from Portuguese GAAP.

            In December 2000 totta subscribed for a capital increase in Foggia (20.87%), an entity owned by the SCH Group, paid up through transfer of a 70.66% participation it had in CPP. As this transaction was recorded at estimated market values, in the statutorially approved financial statements totta recorded a capital gain of t.Euro 121,261. This gain was not subjected to income taxes. Also in December 2000, SCH increased the share capital of totta, which was paid up in kind by the transfer of 79.13% of Foggia's shares. The assets of Foggia included the 70.66% participation in CPP and totta recorded goodwill on this transaction by an amount equivalent to the capital gain, which was charged to reserves. As revised, the 2000 financial statements reflect a reduction in net income by t.Euro 121,261 and an increase in reserves by the same amount. As of December 31, 2002 and 2001 this adjustment is not applicable.

            Also the 2000 consolidated financial statements were revised to reflect the elimination of provisions in an amount of approximately t.Euro 83,299 which were not allocated to any specific risks. This reversal resulted in an increase in net income and a reduction in liabilities by t.Euro 83,299. At December 31, 2002 and 2001, the Bank maintains the same provision. Therefore, the consolidated financial statements were revised, resulting in an increase in reserves and a reduction in liabilities by the same amount.

            As revised, the 1997 consolidated financial statements reflected an increase in provisions amounting to t.Euro 71,089 due to estimated permanent losses on loans, securities and other assets and an increase in deferred tax assets of t.Euro 26,586. In the Portuguese statutorially approved financial statements with respect to 1998 these provisions were recorded by charging retained earnings and the related deferred tax assets were not recognized. Additionally, following instructions of the Bank of Portugal, the amounts recovered in 2001 relating to loans and other assets that were previously provided for by charge to retained earnings were also credited to this caption. In 2001 these recoveries amounted to t.Euro 1,671. During 2000 there were no recoveries. Therefore, as revised, the 2001 and 2000 consolidated financial statements reflect an increase in total shareholders' equity and deferred tax assets of t.Euro 4,154. In 2001 there was also an increase in net income of t.Euro 1,083. In 2002, as revised, the consolidated financial statements reflect a decrease in net income of t.Euro 4,154 relating to the reversal of the remaining deferred tax assets.

            Also, the 2002, 2001 and 2000 consolidated financial statements were revised to reflect the elimination of extraordinary income in 1994 of t.Euro 7,701, which amount was previously reported as arising due to reversal of depreciation charges disallowed for tax reporting. The reversal of depreciation charges in prior years resulted in increasing reported total shareholders' equity by the net of the increase in recorded fixed asset balances, reduction of the deferred tax asset, and impact on minority interest. This reversal also had the impact, under Portuguese statutorially approved reporting, to prospectively increasing the annual charge to depreciation expense. The revision of the Portuguese statutorially approved financial statements, to eliminate the cumulative impact of the previous reversal of depreciation charges had the impact of decreasing historically reported fixed assets, increasing deferred tax assets, and reducing reported total shareholders' equity in each of the two years ended December 31, 2001 and 2000. In 2002, as revised, the consolidated financial statements reflect an increase in net income of t.Euro 165 in order to eliminate the cumulative impact of the previous reversal of depreciation charges.

            The revisions referred to in the preceding paragraphs of the statutorially approved consolidated financial statements as of and for the three years ended December 31, 2002, 2001, and 2000 have the following effect (increase/(decrease)):

                                                        2002          2001          2000
                                                      -------       -------       -------
            Fixed assets, net                              --          (253)       (1,759)
            Deferred tax assets                            --         4,242         5,081
            Allowance for contingent liabilities      (83,299)      (83,299)      (83,299)
            Net income                                 (3,989)        2,338       (36,683)
            Total shareholders' equity                 83,299        87,288        86,621

      1.4.  Condensed financial information for the parent company only

            As of December 31, 2002 and 2001, the Bank was the parent company of the Group (see Note 1.1) and its total assets represented approximately 73.46% and 68.06%, respectively, of total consolidated assets. Condensed financial information for the Bank (as revised) as of December 31, 2002 and 2001 and for the three years ended December 31, 2002, 2001 and 2000 is set forth below.

                            CONDENSED BALANCE SHEETS

                              (Parent company only)

                                                               2002            2001
                                                            ----------      ----------
                                                                (Thousands of Euro)
ASSETS

Cash and due from banks                                        415,868         723,215
Interest-earning deposits in other banks                     8,792,580       7,622,805
Trading account securities                                      54,221              --
Investment securities                                        1,246,691         973,267
Loans, net                                                   6,455,097       6,703,634
Premises, equipment and other fixed assets, net                195,237         206,747
Due from customers on acceptances                               46,295          44,177
Investments in affiliated companies                          1,883,108       1,529,725
Other assets                                                   363,703         533,039
                                                            ----------      ----------
        Total assets                                        19,452,800      18,336,609
                                                            ==========      ==========

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:
Deposits                                                    13,094,277      13,685,337
Short-term borrowings                                        1,139,941         347,930
Bank acceptances outstanding                                    46,295          44,177
Other liabilities                                              446,416         569,377
Long-term debt                                               2,887,654       1,918,437
                                                            ----------      ----------
        Total liabilities                                   17,614,583      16,565,258
                                                            ----------      ----------

Shareholders' equity:
Common stock, authorized, subscribed and fully paid-up         529,138         525,000
Share premium                                                1,193,363       1,174,331
Retained earnings and reserves                                 115,716          72,020
                                                            ----------      ----------
        Total shareholders' equity (Note (a))                1,838,217       1,771,351
                                                            ----------      ----------
        Total liabilities and shareholders' equity          19,452,800      18,336,609
                                                            ==========      ==========

                         CONDENSED STATEMENTS OF INCOME

                              (Parent company only)

                                                                         (Thousands of Euro)
                                                                   ----------------------------------
                                                                     2002         2001          2000
                                                                   -------      -------      --------
Interest income                                                    656,447      818,120       833,767
Interest expense                                                   392,502      526,613       522,107
                                                                   -------      -------      --------
     Net interest income                                           263,945      291,507       311,660
Provisions for losses on loans                                      22,166       19,939       153,440
                                                                   -------      -------      --------
     Net interest income after provisions for losses on loans      241,779      271,568       158,220
Other operating income                                             139,112      125,073       111,815
Other operating expenses                                           329,553      318,338       341,742
                                                                   -------      -------      --------
Income before income tax                                            51,338       78,303       (71,707)
Income tax expense                                                   7,895        6,151         3,103
                                                                   -------      -------      --------
     Net income  (Note (a))                                         43,443       72,152       (74,810)
                                                                   =======      =======      ========

(a) Under Portuguese GAAP, in the non-consolidated accounts investments in subsidiaries and associated companies must be carried at cost. Estimated permanent losses on the realization of these investments are provided for. If all subsidiaries were recorded at the amount of the equity interest of the parent, the parent Company shareholders' equity and net income would be equal to that of the Group. In addition, the amount recorded under Investments in affiliated companies would be changed to reflect the equity value of each investment.

                       CONDENSED STATEMENTS OF CASH FLOWS

                              (Parent company only)

                                                                                               (Thousands of Euro)
                                                                                   --------------------------------------------
                                                                                      2002             2001             2000
                                                                                   ----------       ----------       ----------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income                                                                          43,443           72,152          (74,810)
                                                                                   ----------       ----------       ----------

   Adjustments to reconcile net income to net cash provided by or used in operating activities:
     Depreciation                                                                      31,821           34,016           31,090
     Provision for losses on loans and securities                                      23,972           16,886          110,543
     Provision for real estate losses and applications in credit institutions          17,297           (2,183)          24,271
     Provision for contingent liabilities                                               2,455           21,190           28,975
     Net (gain) loss on sale of property and equipment                                    358             (202)            (380)
     Net (gain) loss on sale of investment securities                                    (937)           1,576           (1,350)
     Net change in trading account securities                                        (120,460)             (90)              --
     Increase/(decrease) in taxes payable                                              (4,758)           2,381            2,485
     Net increase/(decrease) in interest receivable and payable and
        other accrued income and expenses                                              10,574          (41,658)         (14,516)
     Difference between payments to the pension fund and amounts expensed             (67,585)         (89,009)          (6,310)
                                                                                   ----------       ----------       ----------
           Total adjustments                                                         (107,263)         (57,093)         174,808
                                                                                   ----------       ----------       ----------
     Net cash (used in) or provided by operating activities                           (63,820)          15,059           99,998
                                                                                   ----------       ----------       ----------

CASH FLOWS FROM INVESTING ACTIVITIES:
   Proceeds from sale of investment securities                                      1,604,866        1,570,161        1,980,478
   Purchase of investment securities                                               (2,156,240)      (1,414,559)        (803,144)
   Net change in loans made to customers                                              210,376       (1,088,118)        (741,483)
   Net change in interest deposits in other banks                                  (1,165,089)        (547,467)      (1,635,159)
   Proceeds from sale of property and equipment                                         4,828            3,098              369
   Purchase of property and equipment                                                 (31,841)         (38,383)         (26,010)
   Dividends received                                                                   5,592           36,312           49,346
   Increase/(decrease) in other investment activities                                  90,643          (52,166)          52,151
                                                                                   ----------       ----------       ----------
     Net cash used in investing activities                                         (1,436,865)      (1,531,122)      (1,123,452)
                                                                                   ----------       ----------       ----------

CASH FLOWS FROM FINANCING ACTIVITIES:
   Net change in non interest-bearing deposits                                         (7,254)            (148)         (20,141)
   Net change in interest-bearing deposits                                           (583,806)       1,602,577        1,481,185
   Net change in short term borrowings                                                792,011         (532,527)      (1,358,481)
   Proceeds from issuance of long - term debt                                       1,553,195          705,425          718,563
   Repayment of long-term debt                                                       (583,978)             (10)              --
   Capital increase                                                                    23,170               --               --
   Sale / (Purchase) of treasury stock                                                     --               --           15,363
                                                                                   ----------       ----------       ----------
     Net cash provided by financing activities                                      1,193,338        1,775,317          836,489
                                                                                   ----------       ----------       ----------

     Net increase /(decrease) in cash and cash equivalents                           (307,347)         259,254         (186,965)
                                                                                   ==========       ==========       ==========

     Cash and due from banks at the beginning of the year                             723,215          463,961          650,926
     Cash and due from banks at the end of the year                                   415,868          723,215          463,961

             CONDENSED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                              (Parent company only)

                                                                                       (Thousands of Euro)
                                                                             -----------------------------------------
                                                                                2002            2001             2000
                                                                             ----------      ----------       ----------
Balance at the beginning of the year                                          1,771,351       1,804,792          615,600
    Sale of 544,862 shares of common stock                                           --              --           11,522
    Capital increase                                                             23,170              --        1,268,997
    Amortization to share premium of deferred costs relating to the
       increase in early retirement liabilities up to November 30, 2001              --         (36,487)              --
    Amortization to reserves of deferred costs relating to
      early retirements                                                              --         (69,098)         (16,435)
    Other                                                                           253              (8)             (82)
    Net income/(loss) for the year                                               43,443          72,152          (74,810)
                                                                             ----------      ----------       ----------
Balance at the end of the year                                                1,838,217       1,771,351        1,804,792
                                                                             ==========      ==========       ==========

      1.5.  Consolidation principles

            The consolidation of the subsidiary companies and of their subsidiaries was made by the full consolidation method. Significant balances and transactions (those corresponding to income and expenses) between the companies consolidated were eliminated. Third party participation in subsidiary companies consolidated by the full integration method is shown under the caption "Minority interest in consolidated subsidiaries".

            The investments in subsidiaries which do not operate in the financial sector were recorded under the equity method. In accordance with this method, the carrying value of the investment is adjusted based on the percentage of equity corresponding to the effective participation of totta in these companies.

            Investments corresponding to 50% of the share capital of a company and for which the control is shared with a third party are consolidated based on the proportional method.

            Consolidation differences (goodwill) resulting from the difference between cost and the corresponding equity value of subsidiary and associated companies as of the date of their acquisition are fully amortized in the year of acquisition, by charge to reserves.

            Consolidated net income is the sum of the net profit of totta and that of Group companies in proportion to the respective participation, after consolidation adjustments.

            Investments which were not consolidated by the full consolidation method, by the proportional method or recorded based on the equity method, are stated as explained in Note 2. e).

2.    SUMMARY OF THE PRINCIPAL ACCOUNTING POLICIES

      The principal accounting policies used in the preparation of the consolidated financial statements are as follows:

      a)    Accrual method

            Interest income and expense are recorded on an accruals basis, in the period to which they relate, independently of when they are received or paid. However, when the operations are recorded as installments past due, the interest income is only recognized when it is received.

            Pension costs are recorded as explained in Note 2. j).

      b)    Foreign currency transactions and operations with derivatives

            With the exception of foreign currency bank notes and coins, foreign currency assets and liabilities are translated to Euro at the market rate on the balance sheet date. Foreign currency bank notes and coins are translated at the year end exchange rate quoted by the Bank of Portugal, which corresponds to the average rate for the month of December.

            Gains and losses on foreign currency transactions are recorded in the period in which they occur, in accordance with the effect the foreign currency transactions have on the foreign exchange position.

            Definition of the foreign exchange position and the procedures for its revaluation are as follows:

            Spot position

            The spot position is the net balance of assets and liabilities in foreign currencies, plus the amount of spot operations awaiting liquidation and the forward operations due in the two following working days.

            The spot position is revalued daily in accordance with the market rate for the day. The exchange differences are recorded as income or expense.

            Forward position

            The forward position is the net balance of forward transactions pending liquidation, except for those maturing in the two subsequent working days.

            All contracts relating to such operations are revalued at the forward market exchange rates or, in their absence, at a rate calculated based on the interest rates applicable to the residual period of the transactions.

            The difference between the corresponding amount in Euro at the forward revaluation exchange rates used and the amount at the rates contracted is recorded in other assets or other liabilities, as revaluation of forward contracts, against income or expense.

            Currency and interest rate swaps

            Currency swaps, which are used to hedge currency exposure on existing assets and liabilities and on behalf of customers are not included in the revaluation of the spot and forward positions. The premiums and discounts resulting from the difference between the spot and contracted forward rates are amortized to the statement of income based on the periods of the contracts. The amortized value of the contracts does not differ significantly from their market value due to the short term of the contracts.

            The Bank enters into interest rate swap transactions on behalf of customers, for use in the Bank's asset and liability management and for trading purposes.

            Interest rate swaps used in the Bank's asset and liability management are specifically designated against assets or liabilities. Such hedged positions of the Bank are generally held to maturity. However it is the Bank's policy that if liquidation of hedged positions occurs prior to maturity the gains or losses in the swaps are recognized as current period earnings.

            Hedging interest rate swaps are accounted for on an accruals basis with gross interest receivable and payable reported as other assets and liabilities, respectively.

            The trading swap contracts are revalued on a monthly basis, based on their fair value. The amount that results from the revaluation is recorded as a gain or loss against other assets or other liabilities.

            Interest rate swaps are recorded at their notional value in off-balance sheet accounts.

            Forward rate agreements (FRA's)

            Forward rate agreements designated as trading instruments are revalued monthly based on the market interest rate for the period from the date of liquidation to maturity of the operations. The gain or loss in each operation results from the difference between the market interest rate at the revaluation date and the contracted interest rate, applied to the notional value. Those gains or losses are recorded as income or expense against other assets or other liabilities.

            Futures contracts

            The Group holds positions in futures contracts and also acts as intermediate in its clients' operations. The Group's positions are reflected in off - balance sheet accounts, at their notional value.

            The own positions are revalued daily at market value and the gains or losses are recorded as income or expense. The daily valuation of clients' positions is reflected in their current accounts.

            Options

            The Group has hedging or trading contracts, which are recorded at their notional value in off-balance sheet accounts.

            The premiums paid on hedging contracts are recorded as deferred costs and amortized to income over the period of the item covered.

            The trading options are revalued daily based on their market values and the volatility of the related asset of the option. The revaluation adjustment is recorded as income or expense against other assets or liabilities.

            Equity swaps

            These are structures contracted with third parties to cover the equity component (remuneration associated with the fluctuation of one or more underlying assets or indexes) of bonds issued by the commercial banks.

            The notional value of these contracts is recorded in off balance sheet accounts. The equity components payable to the bondholders and receivable from the entities with which the hedging operations were contracted are both revalued if there is any ineffectiveness on the hedge. In the case of perfect hedges, the payable and receivable components are not revalued.

      c) Allowances for overdue loans and interest due, credits of doubtful collection, country risk and general credit risks

            In accordance with Bank of Portugal Notice 3/95 of June 30, the Bank and its subsidiaries and associated companies record the following allowances for credit risks:

            i)    Allowance for overdue loans and interest due

                  This allowance is used to cover the risk of collection of loans and related interest, which at the year end are overdue. This allowance is calculated based on the existing guarantees and the class of risk, which reflects the period of time the credit and interest are overdue.

            ii)   Allowance for credits of doubtful collection

                  This allowance is used to cover the risks of collection of principal not yet due relating to credits granted to clients that have overdue installments of principal and interest or to clients that have other overdue amounts. In accordance with Notice 3/95, a credit of doubtful collection has characteristics as follows:

                  - Principal not yet due on credit operations for which there are overdue installments of principal and interest exceeding 25% of the total principal in debt and overdue interest;

                  - Installments not yet due on all credit granted to the same client, when the total amount of overdue installments of principal and interest of that client represents at least 25% of the total principal in debt plus accrued interest.

                  The allowance for credits of doubtful collection is calculated based on a factor indicated by the Bank of Portugal, which corresponds to 50% of the average percentage of the provisions constituted for overdue loans and interest due, in relation to each client in that situation.

            iii)  Allowance for country risk

                  This allowance is used to cover problems of realization of financial and off-balance sheet items over residents in countries considered to be of risk, whatever the instrument used or the nature of the counterpart, except for:

                  - Those domiciled in a branch established in that country, expressed and payable in the local currency to the extent they are covered by resources in that currency;

                  -     Financial investments;

                  - Operations with branches of credit institutions of countries considered to be of risk, provided they are established in Member States of the European Union;

                  -     Those guaranteed by the entities listed in item 1 of
                        article 15 of the above mentioned Notice, provided the guarantee covers transfer risk;

                  - Short-term financing of external trade, that complies with the conditions defined by the Bank of Portugal.

                  The amount of the allowance is determined by application of the percentages established by the Bank of Portugal, which depends on the risk group of each country or territory.

                  Since this is a specific allowance, it is distributed over the accounts in the balance sheet, in which the assets covered by the definition of country risk are recorded.

            iv)   Allowance for other credit risks

                  Allowance for general credit risks

                  This allowance is recorded to cover risks of non-payment of loans granted and guarantees provided, as well as other risks resulting from the Bank's activity. The amount to be provided is computed at the rate of 1% over the credit granted which is not overdue, including guarantees. In the case of consumer loans and loans to individuals for undetermined purposes the allowance is calculated at the rate of 1.5%.

                  As from January 1, 2001 provisions for general credit risks are no longer tax deductible. However, under the transitory regime defined for 2001 and 2002, 50% of the credits to the provisions were still tax deductible.

                  Allowance for specific credit risks

                  The Bank records also specific allowances to cover realization risk on loans that are not classified as overdue, namely restructured loans.

      d)    Allowance for other risks

            i)    Allowance for other assets

                  This caption includes specific allowances for:

                  . Real estate losses - This allowance is intended to cover potential losses when the expected market value of property obtained from public auctions is lower than the amount recorded;

                  . Foreign exchange fluctuation risks - This allowance serves essentially to cover foreign exchange devaluation of the capital attributed to the totta branches;

                  . Other assets - This allowance covers estimated losses on balances reflected in the caption "Other assets". This allowance is not tax deductible.

            ii)   Allowance for contingent liabilities

                  This allowance covers estimated costs resulting from litigation in progress, tax contingencies and deferred tax liabilities. It also provides for bonus payable to employees in five years depending on the Bank's performance.

      e)    Investment in securities and equity investments

            Financial investments are stated as follows:

            Trading securities

            Trading securities are deemed to be those acquired for resale within six months.

            Listed bonds and other fixed income securities are initially recorded at cost and subsequently revalued based on their market quotation, plus accrued interest. The result of the revaluation is recorded as expense or income. Unlisted bonds and other fixed income securities are recorded at the lower of cost or presumed market value, plus accrued interest.

            Shares and other variable income securities are recorded at cost and adjusted to market value or, in its absence, to the lower of cost or estimated market value. Potential gains and losses on shares included in the Euronext Lisboa Stock Exchange indexes or that have sufficient liquidity, are recorded as income or expense.

            The difference between cost and the estimated market value of shares and other variable income securities without adequate liquidity is recorded in "Other assets" or "Other liabilities", depending on whether it is an unrealized loss or gain. Unrealized losses on these securities are fully provided for, by charge to earnings.

            Investment securities

            Investment securities (available-for-sale) are those purchased for the purpose of being held for more than six months.

            Commercial paper issued at discount value is recorded at its nominal value. The difference between this and cost, which constitutes the Bank's income, is recorded as income during the period from the date of acquisition to redemption. Interest received in advance is recorded in the caption "Other liabilities".

            The other fixed income securities issued at their nominal value are recorded at cost. The difference between cost and the nominal value, which corresponds to the premium or discount at the time of purchase, is recorded as expense or income during the period from the date of acquisition to redemption.

            Accrued interest on these securities is recorded as accrued income, while the value of securities with capitalized interest incorporates accrued interest.

            Shares and other variable income securities are recorded at cost.

            Losses computed in the valuation of investment securities to their market value (or presumed market value in the case of unlisted securities) are fully provided for.

            Equity investments include investments in entities that are not part of the totta Group and estimated permanent losses on the realization of these investments are provided for. Those investments are included in the caption shares issued by Portuguese companies (Note
            6).

            Allowances are recorded for estimated permanent losses on the realization of equity investments. The Bank also complies with Bank of Portugal Notice 3/95 of June 30, which establishes that provisions must be recorded when the company in which participations are held is subject to one of the following situations:

            - The company has incurred losses in three of the last five years;

            -     The company has ceased operating or is insolvent;

            -     The company has been subject to some company recovery measure;

            -     The company has been declared bankrupt.

            In addition, on June 25, 2002 the Bank of Portugal, through Notice 4/2002, introduced new requirements for recording provisions for investments. The regime established in the previous Notice was maintained and, in addition, provisions must be recorded when the unrealised loss on an investment exceeds 15% of its book value. Under these circumstances the minimum provision that must recorded is 40% of the loss that exceeds the 15% referred to. The Bank has no investments with unrealised losses not provided for that are subject to Notice 4/2002 of the Bank of Portugal.

            Average amortized cost was the basis on which cost was determined in computing realized gains or losses.

            Securities to be held to maturity

            Securities to be held to maturity are those which have fixed income, with a known fixed interest rate at the time of issue, determined redemption date and issued by entities listed by the Bank of Portugal, the Bank's purpose being to hold them to maturity.

            These securities are recorded at cost. The positive or negative differences between cost and their nominal value, which corresponds to the premium or discount at the time of purchase, is recorded as expense or income over the period from purchase date to maturity.

            Accrued interest is recorded as income receivable, based on the nominal value and applicable interest rate.

      f)    Investments in affiliated companies

            This caption includes investments in subsidiaries which do not operate in the financial sector. These investments are stated based on the equity method, their value being equivalent to the percentage of equity corresponding to totta's effective investment in them.

      g)    Premises, equipment and other fixed assets

            Premises, equipment and other fixed assets are stated at cost revalued in accordance with applicable legislation. The increments resulting from the revaluations are credited to the caption "Revaluation reserves" (Note 19). Part of these reserves has been incorporated into the Bank's capital.

            The Bank revalued its fixed assets in 1998 in accordance with Decree-Law 31/98 of February 11.

            As of December 31, 2002 and 2001, the impact of the revaluations on the consolidated financial statements of the Bank consisted of an increase in fixed assets of t.Euro 82,466 and t.Euro. 84,977, respectively.

            Depreciation is calculated on a straight line basis and the rates used correspond to the following estimated useful lives:

                                                                  Years of
                                                                 useful life
                                                                 -----------
             Premises for own use                                    50
             Leasehold improvements                                  10
             Computer hardware                                        4
             Furniture and material                                8 - 10
             Machinery and tools                                   5 -  8
             Interior installations                                5 - 10
             Security equipment                                    8 - 10
             Transport equipment                                      4

            A part (40%) of the increase in depreciation resulting from the revaluations recorded by the Bank is not deductible for income tax purposes. In accordance with the current practice in the banking sector in Portugal the Bank does not record the corresponding deferred tax liabilities.

      h)    Intangible assets

            Intangible assets are recorded in the caption "Other assets" of the accompanying balance sheets and comprise mainly costs incurred with computer software, the totta and CPP new brand marketing campaigns, the Group's standard computer system and other development projects. Intangible assets are amortized on a straight line basis over three years.

      i)    Property obtained from public auctions

            Property obtained as payment of debts is recorded in the caption "Other assets" at the amount of the debt extinguished and is not revalued or depreciated. In accordance with Notice 3/95 of June 30 provisions are recorded for potential losses when the expected market value is lower than the amount recorded. Such property remains in assets until it is sold.

      j)    Retirement benefits

            totta's employees are covered by the Social Security system. In 1988 a Pension Fund was constituted to cover the liability for retirement pension complements, assumed under the collective labor agreement for the banking sector relating to the part not covered by the general regime of the Social Security. The employees of CPP and BSP are not covered by the Social Security system. Accordingly, these banks constituted Pension Funds to cover the entire liability for retirement pensions.

            BSNP did not sign the collective labor agreement for the banking sector, and its employees are covered by the Social Security system. Therefore, this bank has no liability for retirement pension payments.

            Pensions paid are based on the length of service of the employees and their remuneration at the time of retirement and are updated based on the remuneration of the current employees.

            In accordance with Bank of Portugal Notice 12/2001 of November 9 and Notice 7/2002 of December 31 the principal rules for calculating and funding the liabilities for retirement and survivor pensions are:

            i) Requirement to fully fund the pensions under payment and fund at least 95% of the past service liability for current personnel at the end of each year;

            ii) The cost corresponding to the increase in the past service liability resulting from early retirements can be deferred and amortized over a period of 10 years as from the date of effective retirement, but cannot exceed the fourth year following that in which the retirement would presumably have occurred.

                  In 2001 totta, CPP and BSP were authorized by the Bank of Portugal to amortize, by charge to reserves and share premium, the additional liability resulting from early retirements in 2001, up to November 30, and the amounts relating to prior years which at December 31, 2000 were recorded in the asset caption deferred costs. Therefore totta, CPP and BSP did not amortize, to the statement of income, any additional liability resulting from early retirements in 2001, up to that date.

                  In 2002, the Group started amortizing the additional liability resulting from early retirements from the effective date of retirement.

                  Contributions to the Pension Fund not yet charged to expenses are reflected in the asset caption "Other Assets" (Note 11).

            iii) Non utilization, in the calculation of the present value of the past service liability of current personnel, of decreases resulting from incapacity.

                  BSP, which was the only Bank in the Group to use this method, was allowed by the Bank of Portugal to record against reserves, the increase in liabilities resulting from this actuarial change.

            iv) The cost of retirement pensions for the year must include current service cost and interest cost less expected income;

            v) Actuarial and financial deviations may not affect the income for the year, and be recorded in a value fluctuation caption, provided that the amount does not exceed the higher of the following:

                  - 10% of the present value of the liability for pensions under payment and the past service liability of current personnel at the end of the year in which the deviation is calculated;

                  - 10% of the pension fund assets as at the end of the same year.

                  The actuarial and financial deviations exceeding the above mentioned limits can be recorded as deferred costs and amortized over a period of 10 years as from the year following that in which they were determined.

            At December 31, 2001, totta, CPP and BSP recognized part of the cost corresponding to actuarial and financial losses as of that date in personnel costs and the remaining amount, reflected in value fluctuations, was provided for in the allowance for other risks.

            In 2002 totta, CPP and BSP decided to recognize, as expense for the year, the minimum amount required by Notice 12/2001, that is the current service cost and interest cost less the expected income. The actuarial and financial deviations arising during the year were recorded in value fluctuations up to the limit allowed by Notice 7/2002 of the Bank of Portugal, and the remaining relating to CPP was recorded under the caption "Other assets" (Note 11).

            Information relating to the existing provisions, value of the pension funds and the liabilities of totta, CPP and BSP calculated by actuaries is included in Note 14. The liabilities do not include the liability for health care benefits (SAMS).

      k)    Income tax

            All the Group companies are subject individually to income tax in accordance with the Corporate Income Tax Code. The accounts of the branches are combined with those of the head office of the related Bank for tax purposes. In addition, the results of the branches are subject to the local taxes in the countries/territories in which they are located. Local taxes are deductible from the Bank's taxable income under the provisions of article 73 of the corresponding Double Taxation Treaties entered into by Portugal. However, the Offshore Financial Branches of totta, CPP and BSP in the Autonomous Region of Madeira are exempt from income tax up to December 31, 2011 in accordance with article 41 of the Statute of Tax Benefits.

            The foreign subsidiaries are subject to the taxes in force in their respective countries.

            The Bank does not record deferred taxes resulting from timing differences between the results recorded for accounting and for tax purposes, except for deferred taxes liabilities arising from the taxation of derivative products and for deferred tax assets resulting from the revision of the statutorially approved financial statements at December 31, 2001 and 2000 (Note 1.3).

            The effect of tax loss carryforwards is not reflected in the balance sheet.

      l)    Financial leasing

            Financial leases are recorded as follows:

            As lessee

            Assets acquired under financial lease arrangements are recorded in fixed assets and are depreciated in accordance with the Bank's policy for depreciating comparable assets. At inception the present value of the corresponding lease obligation is recorded in other liabilities.

            The contractual lease payments are split in accordance with the related financial plan, the amount corresponding to amortization of the principal is deducted from the liability and the amount corresponding to interest is recorded as interest expense.

            As lessor

            Assets financed for Bank customers under financial lease arrangements are recorded in the balance sheet as loans granted, which are repaid through amortization of the principal in accordance with the financial plan in the lease contracts. The interest included in the lease payments is recorded as interest income.

      m)    Third party securities received for safekeeping

            Third party securities received for safekeeping are recorded at their market value in off-balance sheet accounts.

      n)    Guarantee fund for deposits

            The Guarantee Fund for Deposits was created to guarantee bank deposits, in accordance with the limits established in the General Regime for Credit Institutions.

            In accordance with Notice 4/96 of September 20, as from 1996 the Bank of Portugal establishes, annually, the limit (between 0% and 75%) of the annual contribution to the guarantee fund for deposits, up to which the credit institutions may substitute the contribution by an irrevocable commitment to pay it, in part or totally, whenever demanded by the Fund. In 2002 and 2001 totta, CPP and BSP assumed the irrevocable commitment for 75% of the annual contribution. The aggregate contribution deferred in this manner as of December 31, 2002, 2001 and 2000 is t.Euro 38,583, t.Euro 34,281 and t.Euro
            20,944, respectively (Note 20).

      o)    Statements of cash flows

            For purposes of the consolidated statements of cash flows, the Bank's cash and cash equivalents comprise the caption "Cash and due from banks".

      p)    Short selling of securities

            The short selling of securities is recorded under the other liabilities caption "Amounts owed to customers", and is revalued daily based on their market quotation. The result of the revaluation is recorded as expense or income. The interest accrued on fixed income securities is recorded as interest expense.

3.    CASH AND DUE FROM BANKS

      This caption comprises:

                                                           2002         2001
                                                         -------      -------

            Cash                                         139,487      183,168
            Demand deposits in the Bank of Portugal 169,962 139,001 Checks receivable from banks:
            - in Portugal                                265,914      547,942
            - abroad                                       2,231        9,485
            Demand deposits in credit institutions:
            - in Portugal                                  7,076        6,226
            - abroad                                     158,945       32,212
                                                         -------      -------
                                                         743,615      918,034
                                                         =======      =======

      In accordance with Regulation 2818/98 of December 1, 1998 of the European Central Bank, as from January 1, 1999 financial entities in participating member states must constitute minimum cash reserves at the participating National Central Banks. The basis for determining the reserves includes all deposits at central banks and in financial and monetary entities located outside the Euro Zone and all deposits of clients repayable in less than two years. The coefficient of 2% is applied to this basis and 100,000 Euro is deducted from the amount calculated. The minimum cash reserve requirements are remunerated at the average of the rates for the principal refinancing operations of the European Central Bank System.

      The cash reserves as of December 31, 2002 and 2001 amounted to t.Euro 220,412 and t.Euro 234,320, respectively.

4.    INTEREST - EARNING DEPOSITS IN OTHER BANKS

      This caption comprises:

                                                                                 2002             2001
                                                                             ----------       ----------
            Certificates of deposit in the Bank of Portugal (B Series)          277,908          408,982
            Interbank money markets in Portugal                                      --          152,030
            Deposits in financial institutions:
            - in Portugal                                                       126,911          297,047
            - abroad                                                            813,999        2,560,495
            Other                                                               691,916          694,461
                                                                             ----------       ----------
                                                                              1,910,734        4,113,015
            Overdue deposits                                                      6,555           32,579
                                                                             ----------       ----------
                                                                              1,917,289        4,145,594
                                                                             ----------       ----------
            Allowance for applications in credit institutions (Note 24)         (16,621)         (51,495)
                                                                             ----------       ----------
                                                                              1,900,668        4,094,099
                                                                             ==========       ==========

      The allowance for applications in credit institutions is mainly intended to cover the estimated losses relating to the overdue deposits and to other deposits in financial institutions abroad, namely in Angola and Guinea-Bissau. In 2002, the Bank used the allowance for applications in credit institutions to write-off overdue deposits in the amount of t.Euro 30,432 (Note 24).

      Certificates of deposit in the Bank of Portugal (B Series) are redeemable through 2004 and bear interest at a rate revised quarterly. As of December 31, 2002 the annual interest rate for these securities was 3.28% (3.76% as of December 31, 2001).

5.    TRADING ACCOUNT SECURITIES

      This caption comprises:

                                                                      2002         2001
                                                                    -------      -------
            Bonds and other fixed income securities issued by:
                The Portuguese government                            55,110       22,945
                Other foreign government entities                   149,821      214,000
                                                                    -------      -------
                                                                    204,931      236,945
                                                                    -------      -------

                Other Portuguese entities                               344        2,516
                Other foreign entities                                   --        5,374
                Subordinated debt                                        --            1
                                                                    -------      -------
                                                                        344        7,891
                                                                    -------      -------
            Shares and other variable income securities:
                Issued by Portuguese companies                       96,512       35,171
                Issued by foreign companies                           2,873          683
                                                                    -------      -------
                                                                     99,385       35,854
                                                                    -------      -------
                                                                    304,660      280,690
                                                                    =======      =======

      Realized gains and losses on debt and equity securities held for trading purposes, are recorded in the caption "Trading (losses) gains". Net trading revenue for the years ended December 31, 2002, 2001, and 2000 amounted to t.Euro (5,392), t.Euro (12,670), and t.Euro 93, respectively.

      As of December 31, 2002 and 2001 totta did not hold any unlisted bonds and other fixed income securities. In addition the portfolio of shares and other variable income securities has adequate liquidity. Therefore, there are no potential gains being deferred.

6.    INVESTMENT SECURITIES

      Following is a comparison of the book value with the market value of the investment securities portfolio:

                                                                         2002                             2001
                                                              ----------------------------     ---------------------------
                                                                 Book            Market           Book           Market
                                                                 value          value (*)         value         value (*)
                                                              -----------      -----------     -----------     -----------
       Bonds and other fixed income securities:
          Issued by the Portuguese government:
           Treasury bonds                                         298,735          298,790         181,025         180,980
           Other fixed income securities                              487              164             475             203
          Issued by other government entities:
           Portuguese                                              55,665           55,400          60,161          59,769
           Foreign                                                 27,604           27,608           5,167           5,167
                                                              -----------      -----------     -----------     -----------
                                                                  382,491          381,962         246,828         246,119
                                                              -----------      -----------     -----------     -----------
          Issued by other entities:
           Bonds and other securities:
             Issued by Portuguese entities                        329,596          323,637         381,173         379,257
             Issued by foreign entities                            26,316           26,266         107,727         104,592
             Subordinated debt                                      1,038            1,004           1,037           1,029
                                                              -----------      -----------     -----------     -----------
                                                                  356,950          350,907         489,937         484,878
                                                              -----------      -----------     -----------     -----------
       Allowance for unrealized losses on bonds
          and other fixed income securities                        (6,653)              --         (22,962)             --
                                                              -----------      -----------     -----------     -----------
       Total bonds and other fixed income securities              732,788          732,869         713,803         730,997
                                                              -----------      -----------     -----------     -----------

       Shares and other variable income securities:
           Issued by Portuguese companies                         667,443          623,091         391,175         236,872
           Issued by foreign companies                            250,596          249,850         250,596         249,850
       Participating units:
           Issued by Portuguese companies                         158,112          157,291          96,803          95,673
           Issued by foreign companies                                  5                3               5               4
       Participating bonds in Portuguese companies                    881              773             881             830
       Others                                                          50               --              50              --
                                                              -----------      -----------     -----------     -----------
                                                                1,077,087        1,031,008         739,510         583,229
                                                              -----------      -----------     -----------     -----------
       Allowance for unrealized losses on shares
          and other variable income securities                    (70,337)              --         (61,630)             --
                                                              -----------      -----------     -----------     -----------
       Total shares and other variable income
          securities                                            1,006,750        1,031,008         677,880         583,229
                                                              -----------      -----------     -----------     -----------
                                                                1,739,538        1,763,877       1,391,683       1,314,226
                                                              ===========      ===========     ===========     ===========

(*) Market values are determined on the basis of the respective market values at the end of the year for listed securities (except for the shares identified in the following paragraphs) and on the basis of the estimated net realizable values for non-listed securities.

      At December 31, 2002 and 2001, the Bank holds 15,287,545 shares of PT Multimedia, SGPS, S.A., corresponding to 9.75% of this company's share capital, recorded at acquisition cost, which amounted to t.Euro 215,598. The potential loss on this investment determined based on its market value as of those dates, amounting t.Euro 62,416 and t.Euro 96,355, respectively, is not provided for since the Bank has an equity swap to hedge the risk of devaluation. Under U.S.GAAP this operation was recorded as a fair value hedge under SFAS No. 133 - valuation of derivative instruments.

      At December 31, 2002 the Group holds shares corresponding to 10.81% of the share capital of Modelo Continente, SGPS, S.A. (Modelo Continente) recorded at acquisition cost, which amounted to t.Euro 200,300. In the same operation, other SCH Group companies acquired 9.14% of Modelo Continente's share capital. The potential losses relating to these shares considering its market value, in the amount of t.Euro 26,246, were not recorded as the Bank holds a put option and a call option to assure the realization of the acquisition cost of the securities at the end of the contract. This embedded derivative is linked to the main contract from which it cannot be separated. In addition this operation is remunerated at market rates and the Bank is accruing the interest. The principal characteristics of this operation are similar to a loan and it was analised in accordance with SFAS No. 114 - "Accounting by creditors for impairment of a loan".

      At December 31, 2002 and 2001, the investment securities portfolio includes shares of Pararede, SGPS, S.A. in the amount of t.Euro 41,719, corresponding to 32% of its share capital. These shares are recorded at acquisition cost and their market value as of December 31, 2002 and 2001 was lower than cost by t.Euro 33,719 and t.Euro 14,519, respectively. This participation was not recorded under the equity method nor provided for based on its market value, since the Bank intends to sell it after the period during which it has assumed the compromise of holding the investment (September 30, 2003) and it has a guarantee from a Portuguese financial entity that assures the realization of the total amount invested plus interest at a market rate. The Bank has a provision for this investment of t.Euro 18,001, which for U.S. GAAP purposes was reversed.

      As of December 31, 2002 and 2001 the participating units in investment funds are made up as follows:

                                                                    2002        2001
                                                                  -------      ------
            In funds managed by SCH Group companies:
            - Santander - Sociedade Gestora de Fundos
                 de Investimento Mobiliario, S.A                   85,851      34,974
            - Santander Imovest, Sociedade Gestora de Fundos
                 de Investimentos Imobiliarios, S.A                25,708      15,129
                                                                  -------      ------
                                                                  111,559      50,103
                                                                  -------      ------
            In funds managed by other companies:
            - Fundo de Investimento Imobiliario
                 Fechado Margueira Capital                         40,991      40,991
            - Other                                                 5,567       5,714
                                                                  -------      ------
                                                                   46,558      46,705
                                                                  -------      ------
                                                                  158,117      96,808
                                                                  =======      ======

      As of December 31, 2002, the participating units in Funds managed by Santander - Sociedade Gestora de Fundos de Investimento Mobiliario are made up as follows:

       Multiglobal                                                71,127
       Fundo Fechado Eurosul                                       8,897
       Euro Capital 2004                                           3,545
       Fundo Tesouraria Multitesouraria                            1,061
       Totta Capital Europa                                        1,070
       Fundo Fechado Euro Capital 2003                               151
                                                               ---------
                                                                  85,851
                                                               =========

      The fund "Fundo de Investimento Imobiliario Fechado Margueira Capital" resulted from the conversion of Lisnave's debt and consists mainly of property and land in Margueira used by that company. This investment is guaranteed by the Portuguese State. The participating units were to be repaid until December 31, 2002. However, the State Secretary of Treasure and Finance requested the banks holding the participating units for a delay of six months, with the remaining conditions unchanged.

      The cost and estimated market value of bonds and other fixed income securities as of December 31, 2002 and 2001, by contractual period to maturity, are shown below:

                                                                           2002                           2001
                                                             -----------------------------    ------------------------------
                                                                Acquisition        Market        Acquisition       Market
                                                                   cost             value           cost            value
                                                                   ----             -----           ----            -----
       Due in one year or less                                    435,145          432,435         434,562         432,095
       Due between one and five years                             125,101          122,152         273,609         272,378
       Due after five years                                       179,195          178,282          28,594          26,524
                                                              -----------      -----------     -----------     -----------
                                                                  739,441          732,869         736,765         730,997
       Allowance for unrealized losses on bonds
          and other fixed income securities                        (6,653)              --         (22,962)             --
                                                              -----------      -----------     -----------     -----------
                                                                  732,788          732,869         713,803         730,997
                                                              ===========      ===========     ===========     ===========

      The components of realized gains and losses on investment securities as reported in the consolidated statements of income are as follows:

                                                                 2002           2001           2000
                                                               -------       --------       --------
            Realized gains
            . Bonds and other fixed income securities              362          6,491          3,506
            . Shares and other variable income securities        5,025          1,071        180,620

            Realized losses
            . Bonds and other fixed income securities           (1,518)        (4,292)       (10,257)
            . Shares and other variable income securities      (33,139)       (31,132)       (31,270)
                                                               -------       --------       --------
                                                               (29,270)       (27,862)       142,599
                                                               =======       ========       ========

      The gains and losses on shares and other variable income securities include gains and losses on the sale and liquidation of investments, as follows:

                                                                              2002           2001           2000
                                                                              ----           ----           ----
            Gains on the sale of investments:
            . Global - Companhia de Seguros, S.A                               2,596             --             --
            . Global - Companhia de Seguros Vida, S.A                             96             --             --
            . Brisa, Auto-Estradas de Portugal, S.A                              474             --             --
            . GALP, SGPS, S.A                                                     --             --        127,737
            . Impresa, SGPS, S.A                                                  --             --         38,787
            . OPCA - Obras Publicas e Cimento Armado, S.A                         --             --          4,285
            Gain on the sale of treasury stock                                    --             --          3,841
            Gain on the sale of participating units in investment funds        1,721            702          5,616
            Other gains                                                          138            369            354
                                                                             -------       --------       --------
                                                                               5,025          1,071        180,620
                                                                             =======       ========       ========
            Losses on the sale and liquidation of investments:
            . Sulferias, Sociedade Imobiliaria do Algarve, S.A.               (6,279)            --             --
            . Portugal Telecom, SGPS, S.A                                    (13,319)            --             --
            . EDP - Electricidade de Portugal, S.A                            (9,305)          (592)            --
            . Banco Espirito Santo, S.A                                       (2,641)            --             --
            . Brisa - Auto-Estradas de Portugal, S.A                              --         (1,254)            --
            . Chemical, SGPS, S.A                                                 --        (22,330)            --
            . Finpetro, SGPS, S.A                                                 --             --        (29,983)
            . S.I.H., SGPS, S.A                                                   --             --           (928)
            Loss on the sale of participating units in
               investments funds                                              (1,548)        (6,737)            --
            Other losses                                                         (47)          (219)          (359)
                                                                             -------       --------       --------
                                                                             (33,139)       (31,132)       (31,270)
                                                                             =======       ========       ========

      In April 11, 2002 the share capital of Sulferias, Sociedade Imobiliaria do Algarve, S.A. was increased by t.Euro 6,379, through the issuance of 1,353,138 new shares of Euro 4.98 each. The new shares were fully subscribed and paid up by totta. In December 2002 this company was first sold to TottaUrbe - Empresa de Administracao e Construcao, S.A. by t.Euro 1,400 and then liquidated. As a result of this operation, totta reversed the allowance registered for this participation and recorded a loss of t.Euro 6,279.

      The average annual interest rates of the Portuguese government securities (calculated based on their nominal value and weighted by their book value) at December 31, 2002 and 2001 are as follows:

                                                      2002            2001
                                                      ----            ----

       Treasury bonds                                 5.12%           5.47%

      At December 31, 2001, fixed income securities issued by foreign entities include securities issued by entities resident in countries considered to be of risk, as follows:

                                                    2001
                                   --------------------------------------
                                   Acquisition    Provision
                                      cost          rate        Provision
                                      ----          ----        ---------

       Brazil                         60,425         25%            15,106
       Malaysia                          600         10%                60
                                   ---------                     ---------
                                      61,025                        15,166
                                   =========                     =========

      The movement in the allowance for unrealized losses on investment securities in 2002 and 2001 is shown in Note 24.

7.    SECURITIES TO BE HELD TO MATURITY

      At December 31, 2002 and 2001, this caption comprised:

                                                                   2002                                 2001
                                                     ---------------------------------    --------------------------------
                                                       Book     Unrealized    Market        Book     Unrealized    Market
                                                       Value       gain        Value        Value       gain        Value
                                                       -----       ----        -----        -----       ----        -----
       Bonds and other fixed income securities:
           Issued by public entities:
              Portuguese government
                  treasury bonds                       25,679       2,744       28,423      26,206       2,295      28,501

      At December 31, 2002 and 2001, the amount of the premium not yet amortized to expenses was t.Euro 1,537 and t.Euro 2,065, respectively.

8.    LOANS, NET

       This caption comprises:
                                                                          2002              2001
                                                                      -----------       -----------
            Commercial discounts                                          433,649           508,384
            Funded line of credit facilities                            2,589,085         3,252,370
            Overdraft facilities                                        1,083,530         1,191,636
            Real estate - mortgages                                     7,696,049         6,488,752
            Real estate - construction                                    356,779           426,845
            Other documented credits                                      268,312           355,009
            Long term loans                                             6,293,477         5,298,162
            Financial leasing of property                                 381,801           361,707
            Financial leasing of equipment                                540,835           608,083
            Factoring                                                     309,405           281,634
            Others                                                        464,798           211,693
                                                                      -----------       -----------
                                                                       20,417,720        18,984,275
                                                                      -----------       -----------
            Installments past due of loans:
            - Less than 90 days                                            51,926            93,751
            - More than 90 days                                           367,602           388,955
                                                                      -----------       -----------
                                                                          419,528           482,706
                                                                      -----------       -----------
                                                                       20,837,248        19,466,981
                                                                      -----------       -----------
            Less:
            - Specific allowances:
                    Allowance for overdue loans and interest due         (185,918)         (215,820)
                    Allowance for credits of doubtful collection           (8,998)          (10,354)
                    Allowance for country risk                             (3,861)             (422)
                                                                      -----------       -----------
                                                                         (198,777)         (226,596)
                                                                      -----------       -----------
            - Allowance for other credit risks:
                    Allowance for general credit risks                   (207,050)         (198,860)
                    Allowance for specific credit risks                  (107,389)         (158,981)
                                                                      -----------       -----------
                                                                         (314,439)         (357,841)
                                                                      -----------       -----------
                                                                         (513,216)         (584,437)
                                                                      -----------       -----------
                                                                       20,324,032        18,882,544
                                                                      ===========       ===========

      At December 31, 2002 and 2001, the installments past due of loans included t.Euro 28,445 and t.Euro 46,850 relating to factoring operations. A significant portion relates to loans to the public sector. The Bank has not experienced losses on loans to the public sector in the past.

      The following table summarizes loans by business sector. This summary is based on the classification requirements of the Bank of Portugal.

                                                                                          2002            2001
                                                                                       ----------      ----------
            Home Office
            Loans to non-financial institutions by sector -
                Agriculture, hunting, fishing and forestry:
                    Agriculture, hunting and forestry                                      92,050         145,240
                    Fishing                                                                17,440          21,513
                                                                                       ----------      ----------
                                                                                          109,490         166,753
                                                                                       ----------      ----------
                Mining                                                                    349,726          89,129
                                                                                       ----------      ----------
                Manufacturing:
                    Textiles, leather and clothing                                        375,776         364,640
                    Food, beverage and tobacco                                            303,508         239,583
                    Metal products, machines and vehicles                                 260,755         258,586
                    Chemicals                                                             109,496         207,598
                    Wood and cork                                                         119,662         176,728
                    Paper and publishing                                                  204,007         115,295
                    Basic metallurgy                                                      101,215         127,998
                    Non-metal minerals                                                    139,252         153,767
                    Others                                                                 18,561           4,227
                                                                                       ----------      ----------
                                                                                        1,632,232       1,648,422
                                                                                       ----------      ----------
                Commerce, restaurants and hotels                                        1,301,629       1,823,321
                Construction and public works                                           2,101,488       2,034,716
                Services                                                                1,536,768       1,144,512
                Electricity, water and gas                                                289,417         150,543
                Transport, shipping and communications                                    858,540         426,033
                Other activities                                                          455,919         362,059
                                                                                       ----------      ----------
                                                                                        6,543,761       5,941,184
                                                                                       ----------      ----------
            Total of loans to non-financial entities                                    8,635,209       7,845,488
                                                                                       ----------      ----------
                Consumer loans
                    Mortgages                                                           7,859,748       6,488,752
                    Others                                                              2,744,135       2,524,502
                                                                                       ----------      ----------
                                                                                       10,603,883       9,013,254
                                                                                       ----------      ----------
            Loans to financial institutions                                               495,307         278,028
                                                                                       ----------      ----------
            Foreign loans and others                                                    1,102,849         892,141
                                                                                       ----------      ----------
            Total of Home Office                                                       20,837,248      18,028,911
                                                                                       ----------      ----------
            Foreign Branches
            Performing                                                                         --       1,430,219
            Non-performing                                                                     --           7,851
                                                                                       ----------      ----------
            Total of Foreign Branches                                                          --       1,438,070
                                                                                       ----------      ----------
                                                                                       20,837,248      19,466,981
                                                                                       ==========      ==========

      At December 31, 2002 the loans of the foreign branches are classified in accordance with the appropriate business sector.

      At December 31, 2002 and 2001 the loan portfolio included loans to countries which are subject to debt rescheduling agreements and to countries considered to be of risk, as detailed below:

                                    Gross exposure                  Allowances                   Net exposure
                                 --------------------         ----------------------         -------------------
                                  2002          2001           2002            2001           2002         2001
                                 ------        ------         ------         -------         ------        -----
            Bahamas              22,156             6         (2,216)             (1)        19,940            5
            Macao                 1,028         1,076           (103)           (108)           925          968
            Malaysia                600            --            (60)             --            540           --
            Guinea-Bissau         1,025            10           (512)             (5)           513            5
            Venezuela               619            --           (309)             --            310           --
            South Africa            397           120            (99)            (30)           298           90
            Brazil                  311           181            (78)            (45)           233          136
            Cape Verde              292            --            (73)             --            219           --
            Angola                  391            56           (195)            (28)           196           28
            Algeria                 335           335           (168)           (168)           167          167
            Chile                   141           252            (14)            (25)           127          227
            Israel                   46            82             (5)             (8)            41           74
            Mozambique               35             7            (17)             (4)            18            3
            Other                    38            --            (12)             --             26           --
                                 ------        ------         ------         -------         ------        -----
                                 27,414         2,125         (3,861)           (422)        23,553        1,703
                                 ======        ======         ======         =======         ======        =====

      The movement in the allowances for loan losses is shown in Note 24.

9.    PREMISES, EQUIPMENT AND OTHER FIXED ASSETS, NET

      This caption comprises:

                                                          2002                                            2001
                                       -----------------------------------------        -----------------------------------------
                                        Gross          Accumulated         Net            Gross        Accumulated          Net
                                        value         depreciation        value           value       depreciation         value
                                       --------       ------------       -------        --------      ------------        -------
            Premises:
              For own activities        402,404         (104.169)        298,235         408,763         (100,351)        308,412
              Leasehold
                 improvements           101,358          (77,554)         23,804          99,434          (73,093)         26,341
              Other                      10,342           (1,477)          8,865          11,024           (1,405)          9,619
                                       --------         --------         -------        --------         --------         -------
                                        514,104         (183,200)        330,904         519,221         (174,849)        344,372
                                       --------         --------         -------        --------         --------         -------
            Equipment:
              Computer hardware         171,482         (153,639)         17,843         162,986         (144,041)         18,945
              Furniture and material     51,566          (46,583)          4,983          50,498          (45,729)          4,769
              Machinery and tools        18,117          (16,201)          1,916          18,144          (16,613)          1,531
              Interior installations     76,341          (51,758)         24,583          69,761          (46,892)         22,869
              Security equipment         24,112          (22,197)          1,915          23,595          (21,426)          2,169
              Transport equipment        12,280           (7,359)          4,921          11,680           (6,365)          5,315
              Other equipment             4,351           (1,571)          2,780           3,397             (954)          2,443
              Work in progress            1,094               --           1,094           7,221              (13)          7,208
                                       --------         --------         -------        --------         --------         -------
                                        359,343         (299,308)         60,035         347,282         (282,033)         65,249
                                       --------         --------         -------        --------         --------         -------
            Other fixed assets:
              Art collection              1,436               --           1,436           1,491               --           1,491
              Leased equipment              372             (372)             --             402             (393)              9
                                       --------         --------         -------        --------         --------         -------
                                          1,808             (372)          1,436           1,893             (393)          1,500
                                       --------         --------         -------        --------         --------         -------
                                        875,255         (482,880)        392,375         868,396         (457,275)        411,121
                                       ========         ========         =======        ========         ========         =======

      As indicated in Note 2. g), the Bank revalued its premises and equipment pursuant to the enabling legislation.

      The movement in the "Premises, equipment and other fixed assets" during 2002 was as follows:

                                                                          2002
                             ---------------------------------------------------------------------------------------------
                                December 31, 2001
                             ------------------------
                             Gross    Accumulated                         Depreciation                              Net
                             value    depreciation  Additions  Transfers  for the year  Write - offs   Others      value
                            --------  ------------  ---------  ---------  ------------  ------------  --------    --------
Premises -
 . For own activities        408,763    (100,351)      2,630      (3,785)     (7,668)       (1,479)        125     298,235
 . Leasehold improvements     99,434     (73,093)      3,914        (503)     (5,761)         (159)        (28)     23,804
 . Other premises             11,024      (1,405)         --         (32)        (91)         (715)         84       8,865
                            --------    --------    --------    --------    --------      --------    --------    --------
                             519,221    (174,849)      6,544      (4,320)    (13,520)       (2,353)        181     330,904
                            --------    --------    --------    --------    --------      --------    --------    --------
Equipment -
.. Computer hardware          162,986    (144,041)      9,209       1,168     (11,150)          (99)       (230)     17,843
.. Furniture and material      50,498     (45,729)      1,543         371      (1,497)          (17)       (186)      4,983
.. Machinery and tools         18,144     (16,613)        953         244        (712)          (15)        (85)      1,916
.. Interior installations      69,761     (46,892)      3,391       4,334      (5,620)          (85)       (306)     24,583
.. Security equipment          23,595     (21,426)        285         278        (791)           (1)        (25)      1,915
.. Transport equipment         11,680      (6,365)      2,751          --      (2,479)         (516)       (150)      4,921
.. Other equipment              3,397        (954)        822          88        (544)           (3)        (26)      2,780
.. Work in progress             7,221         (13)      1,120      (2,300)         --        (4,907)        (27)      1,094
                            --------    --------    --------    --------    --------      --------    --------    --------
                             347,282    (282,033)     20,074       4,183     (22,793)       (5,643)     (1,035)     60,035
                            --------    --------    --------    --------    --------      --------    --------    --------
Other fixed assets -
.. Art collection               1,491          --          65          --          --           (90)        (30)      1,436
.. Leased equipment               402        (393)         --          --          (9)           --          --          --
                            --------    --------    --------    --------    --------      --------    --------    --------
                               1,893        (393)         65          --          (9)          (90)        (30)      1,436
                            --------    --------    --------    --------    --------      --------    --------    --------
                             868,396    (457,275)     26,683        (137)    (36,322)       (8,086)       (884)    392,375
                            ========    ========    ========    ========    ========      ========    ========    ========

10.   INVESTMENTS IN AFFILIATED COMPANIES

      This caption comprises:

                                                                           2002                             2001
                                                               ---------------------------      --------------------------
                                                                Participa-          Book         Participa-         Book
                                                                 -tion (%)          value         -tion(%)          value
                                                                 ---------          -----         --------          -----
       Totta Seguros - Companhia de
          Seguros de Vida, S.A.                                    100.00           20,535          100.00          24,026
       Santander Pensoes, Sociedade Gestora de
          Fundos de Pensoes, S.A.                                  100.00            1,896          100.00           1,330
       Santander Central Hispano Rent, S.A.                         98.82           72,904          100.00             576
       Santander Rent, Comercio e Aluguer de
          Bens, S.A.                                                   --               --           85.37           1,548
       Tottaservicos - Sociedade Corretora de
          Seguros, Lda.                                                --               --          100.00           1,400
                                                                                 ---------                       ---------
                                                                                    95,335                          28,880
                                                                                 =========                       =========

      In December 31, 2002 the investment in Santander Central Hispano Rent, S.A. includes t.Euro 70,000, relating to capital contributions.

11.   OTHER ASSETS

      This caption comprises:

                                                                                   2002             2001
                                                                                 --------         --------
            Accrued interest income                                               320,184          255,812
            Stock exchange transactions pending settlement                         69,268          252,603
            Property obtained from public auctions                                 81,333           67,538
            Loan recovery premises                                                 20,956               --
            Equipment and other assets obtained from public auctions                4,039            3,569
            Inventory of properties                                                 9,248              403
            Deferred costs - Contributions to the pension funds (Note 14)          91,421           12,850
            Value fluctuation - actuarial and financial losses (Note 14)           75,760           22,858
            Actuarial and financial losses (Note 14)                                9,425               --
            Items in suspense with the pension funds (Note 14)                      3,044               --
            Account receivable from Sonae, SGPS, S.A                               19,500               --
            Portuguese Government financed loan buy down receivables               46,241           39,212
            Deferred taxes (Note 23)                                                   --            4,242
            Accounts receivable                                                    42,237           69,827
            Operations sold under repurchase agreements                             1,594            1,674
            Deferred charges                                                        2,695           10,305
            Interest rate swaps - hedging                                          31,328               --
            Currency swaps                                                          7,323            6,327
            Revaluation of interest rate swaps (Note 2.b))                          5,657            4,163
            Equity swaps                                                            4,678           15,239
            Revaluation of forward contracts (Note 2. b))                              --            1,536
            Gold                                                                    3,645            3,560
            Inventory of supplies                                                   1,864            1,740
            Tax assessments not expensed (Note 23)                                 48,092           48,423
            Mortgage loans - offer of furniture, home and car                      15,252            9,957
            Payments on account of income taxes                                     5,461           20,301
            Recoverable taxes:
            . VAT                                                                   2,959            4,053
            . Income tax                                                           11,894               --
            Items in suspense with clients                                         11,650           17,411
            Value fluctuation - other                                               5,582            2,559
            Other                                                                  29,944           50,146
                                                                                 --------         --------
                                                                                  982,274          926,308
                                                                                 --------         --------
            Allowance for other assets (Note 24)
            . Real estate losses                                                  (33,802)         (18,213)
            . Actuarial and financial losses                                      (22,858)         (22,858)
            . Other                                                               (49,991)         (43,675)
                                                                                 --------         --------
                                                                                 (106,651)         (84,746)
                                                                                 --------         --------
                                                                                  875,623          841,562
                                                                                 --------         --------
            Intangible assets (net):
            . Software                                                             27,442           17,702
            . Other intangible assets                                              11,877           13,723
                                                                                 --------         --------
                                                                                   39,319           31,425
                                                                                 --------         --------
                                                                                  914,942          872,987
                                                                                 ========         ========

      Whenever the estimated market value of property obtained from public auctions and inventory of properties is lower than cost, the corresponding allowances for real estate losses are recorded (Note 2.i)).

      The caption "Loan recovery premises" corresponds to agreements with clients for them to give assets in settlement of overdue loans, but for which the respective deeds have not yet been formalized. This caption also includes an amount of t.Euro 2,250 to be received by SCH Leasing - Sociedade de Locacao Financeira, S.A. from an investment fund managed by a Group Company, relating the sale of a property due to the end of a lease contract. The Bank has an allowance of t.Euro 6,558 recorded for this assets.

      At December 31, 2002 and 2001, the caption "Inventory of properties" corresponds to the properties of Tottaurbe - Empresa de Administracao e Construcao, S.A. (TottaUrbe). In December 2002, following the liquidation process of Sulferias - Sociedade Imobiliaria do Algarve, S.A., the properties held by this company were transferred to TottaUrbe, as well as the respective allowances, in the amount of t.Euro 7,137 and t.Euro 6,048, respectively.

      The caption "Account receivable from Sonae, SGPS, S.A." corresponds to a cash advance relating to a share capital increase in Modelo Continente SGPS, S.A., scheduled for January 2003.

      At December 31, 2002 and 2001 the caption "Stock exchange transactions pending settlement" corresponds to the net value of the operations on securities recorded from the date of the transaction to the date of financial settlement established in the respective regulations.

      The caption "Portuguese Government financed loan buy down receivables" corresponds to interest receivable on mortgage loans, calculated in accordance with the applicable legislation and is made up as follows:

                                                                                 2002          2001
                                                                                ------        ------
      Interest receivable claimed from the Portuguese Government
         and not yet received                                                   16,913        14,101
      Interest receivable calculated at the year end and not yet claimed
         as it was not yet overdue                                              29,328        25,111
                                                                                ------        ------
                                                                                46,241        39,212
                                                                                ======        ======

12.   DEPOSITS

      This caption comprises:

                                                                           2002              2001
                                                                           ----              ----
      Non interest-bearing deposits
          Current deposits:
              From Portuguese credit institutions                           21,963            17,445
              From credit institutions abroad                               63,353           477,770
                                                                        ----------        ----------
                                                                            85,316           495,215
                                                                        ----------        ----------
      Interest-bearing deposits
          Current deposits - from customers                              5,122,197         6,707,392
          Current deposits - from Portuguese credit institutions                94                50
          Current deposits - from credit institutions abroad                    47                94
                                                                        ----------        ----------
                                                                         5,122,338         6,707,536
                                                                        ----------        ----------
          Time deposits:
              From customers                                             8,122,781         7,423,416
              From Portuguese credit institutions                           38,738           181,440
              From credit institutions abroad                            4,208,899         4,141,174
                                                                        ----------        ----------
                                                                        12,370,418        11,746,030
                                                                        ----------        ----------
          Savings deposits                                               1,083,812         1,140,666
          Debt certificates                                                117,037           664,564
          Others                                                           147,533           110,955
                                                                        ----------        ----------
                                                                         1,348,382         1,916,185
                                                                        ----------        ----------
      Total interest-bearing deposits                                   18,841,138        20,369,751
                                                                        ----------        ----------
      Total deposits                                                    18,926,454        20,864,966
                                                                        ==========        ==========

      As of December 31, 2002 and 2001 time deposits, savings deposits, debt certificates and other resources were repayable as follows:

                                                                                 3 months                        More
                                                Up to 3 months                  to one year                  than one year
                                           ------------------------      --------------------------      --------------------
                                              2002           2001           2002             2001         2002         2001
                                              ----           ----           ----             ----         ----         ----
      Time deposits:
        From customers                     5,731,900      4,904,506      2,253,633        2,066,283      137,248      452,627
        From Portuguese
           credit institutions                10,131        143,587         28,607           37,277           --          576
        From credit institutions abroad    2,002,926      3,211,725      2,205,973          915,648           --       13,801
      Savings deposits                       562,698        629,981        512,196          486,050        8,918       24,635
      Debt certificates                       40,050        468,074         76,987          196,490           --           --
      Others                                  23,453        110,955         43,619               --       80,461           --
                                           ---------      ---------      ---------        ---------      -------      -------
                                           8,371,158      9,468,828      5,121,015        3,701,748      226,627      491,639
                                           =========      =========      =========        =========      =======      =======

13.   SHORT-TERM BORROWINGS

            This caption comprises:

                                                             2002             2001
                                                             ----             ----
      Interbank money market deposits                       229,000          120,000
      Securities sold under repurchase agreements:
          Portuguese credit institutions                      1,275              366
          Other                                             250,797          268,295
      Discounts and other borrowings from:
          Other monetary institutions                           806           18,222
          Other credit institutions                         250,762          243,264
          Other                                              63,158           97,040
      Bonds issued:
          Banco Totta & Acores                              472,386           30,000
          Credito Predial Portugues                         157,796          124,176
          Banco Santander Portugal                          105,488          186,989
          Banco Santander Negocios Portugal                  16,009           15,471
          Banco Standard Totta de Mocambique                  4,138               --
      Warrants                                                   --            6,856
                                                          ---------        ---------
                                                          1,551,615        1,110,679
                                                          =========        =========

14.   OTHER LIABILITIES

            This caption comprises:

                                                                2002             2001
                                                                ----             ----
      Accrued costs:
      . Accrued interest expense                               283,403          236,945
      . Accrued vacation pay and vacation bonus                 26,289           26,773
      . Variable compensation of employees                      14,802           29,213
      . Invoices pending liquidation                             8,766           12,453
      . Other                                                    4,880           15,973
      Stock exchange transactions pending settlement            64,403          228,062
      Allowances for pension benefits (Note 24)                  1,111            1,795
      Accounts payable                                          32,440           91,919
      Factoring                                                 87,064           82,876
      Currency swaps                                           140,419               --
      Interest rate swaps - hedging                             34,360               --
      Revaluation of equity swaps (Note 2.b)                     4,330               --
      Revaluation of forward contracts (Note 2.b))               1,798               --
      Equity swap operations                                        --           15,076
      Revaluation of warrants                                       --            1,171
      Deferred interest income                                  11,104            8,162
      Checks in process                                         98,102          204,010
      Taxes withheld relating to third parties                  19,448           15,993
      Creditors' pledged accounts                                9,379            8,745
      Income tax payable (Note 23)                              19,376           25,404
      Amounts in suspense with banks and clients                 9,655           44,036
      Suppliers                                                 29,448           28,042
      Allowances for contingent liabilities (Note 24)          133,782          115,173
      Others                                                    13,253           26,914
                                                             ---------        ---------
                                                             1,047,612        1,218,735
                                                             =========        =========

      At December 31, 2002 and 2001 the caption "Stock exchange transactions pending settlement" corresponds to the net value of the operations on securities recorded from the date of the transaction to the date of financial settlement established in the respective regulations.

      At December 31, 2002 the caption "Currency Swaps" corresponds to the exchange difference between the currencies bought and sold.

      Retirement benefits of totta, CPP and BSP

      In order to determine the past service liability of totta, CPP and BSP, relating to current and retired employees, actuarial studies were carried out by Companhia de Seguros Fidelidade-Mundial, S.A..

      The liability for retirement pensions as of December 31, 2002 and 2001, as well as the respective coverage, are as follows:

                                                              2002                                              2001
                                           ------------------------------------------         ------------------------------------
                                            totta             CPP               BSP            totta           CPP            BSP
                                            -----             ---               ---            -----           ---            ---
      Past service liability:

      - Current employees                     4,932           64,281           45,273           3,188         71,439        41,727
      - Retired pensioners                   80,790           46,695            2,150          80,206         38,640         1,080
      - Early retirement pensioners         218,417          276,517           32,896         192,362        234,691        26,369
                                           --------         --------         --------         -------        -------        ------
                                            304,139          387,493           80,319         275,756        344,770        69,176
                                           ========         ========         ========         =======        =======        ======
      Liability coverage:

      - Net assets of the Pension Funds     305,559          388,759           80,677         274,682        344,255        68,708
      - Items in suspense with the
           pension funds (Note 11)           (1,420)          (1,266)            (358)             --             --            --
      - Other liabilities                        --               --               --           1,074            515           468
                                           --------         --------         --------         -------        -------        ------
                                            304,139          387,493           80,319         275,756        344,770        69,176
                                           ========         ========         ========         =======        =======        ======

      Deferred costs (Note 11)               43,680           42,335            5,406           1,806         10,172           872
                                           ========         ========         ========         =======        =======        ======

      Future service liability                8,728           76,286           82,512           2,155         75,190        79,389
                                           ========         ========         ========         =======        =======        ======

      totta and CPP used the procedure allowed by Bank of Portugal Notice 6/95 to record, in deferred costs, the contributions to the pension funds needed to fund the increased liability due to early retirements in 1998 and 1999. CPP had also used the same deferral procedure in 1996.

      The Bank and CPP were also granted special authorization from the Bank of Portugal to defer, over a period of 10 years, the costs of the early retirements in 2000.

      After the confirmation of an authorization granted earlier by the Bank of Portugal, in 2000 totta and CPP amortized the balance of deferred costs relating to early retirements prior to 1998 against retained earnings and reserves.

      In accordance with the transitory rules of Bank of Portugal Notice 12/2001, totta, CPP and BSP were authorized to record the increase in the liability due to early retirements in 2001 up to November 30 and the amortization of the amounts relating to prior years which at December 31, 2000 were recorded in the asset caption deferred costs, by charge to reserves and share premium.

      The deferred costs relating to early retirements of totta, CPP and BSP at December 31, 2002 are made up as follows:

                                                                   totta            CPP               BSP             Total
                                                                   -----            ---               ---             -----
      Contributions to the Pension Funds:

      . In 2002                                                    43,385           34,301            4,713           82,399
      . In 2001                                                    82,534           58,539            3,981          145,054
      . Between 1996 and 2000                                      53,926           64,986               --          118,912
                                                                 --------         --------         --------         --------
                                                                  179,845          157,826            8,694          346,365
                                                                 --------         --------         --------         --------
      Amortization of deferred costs in 2002:

      . Early retirements in 2002                                  (1,310)          (1,008)             (82)          (2,400)
      . Early retirements in 2001                                    (201)          (1,130)             (97)          (1,428)
                                                                 --------         --------         --------         --------
                                                                   (1,511)          (2,138)            (179)          (3,828)
                                                                 --------         --------         --------         --------
      Amortization of deferred costs in prior years               (12,633)         (19,313)             (97)         (32,043)
                                                                 --------         --------         --------         --------
      Amortization to reserves in 2000, of deferred costs
        relating to early retirements in 1998 and 1996            (16,436)         (28,417)              --          (44,853)
                                                                 --------         --------         --------         --------
      Amortization to reserves in 2001, of deferred costs
        relating to early retirements from 1999 to 2001           (69,098)         (65,623)          (3,012)        (137,733)
                                                                 --------         --------         --------         --------
      Amortization to share premium of deferred costs
        relating to early retirements in 2001 (Note 18)           (36,487)              --               --          (36,487)
                                                                 --------         --------         --------         --------
      Deferred costs at December 31, 2002  (Note 11)               43,680           42,335            5,406           91,421
                                                                 ========         ========         ========         ========

      In accordance with Bank of Portugal Notice 12/2001, pension costs for the year must include current service costs and interest cost less expected income. In 2002 and 2001 pension costs of totta, CPP and BSP recorded in the caption employee benefits, were as follows:

                                                          2002                                      2001
                                       ---------------------------------------    ----------------------------------------
                                        totta       CPP       BSP       Total      totta       CPP        BSP       Total
                                        -----       ---       ---       -----      -----       ---        ---       -----
      Current service cost                 171      3,973     3,269      7,413        281      4,755      2,550      7,586
      Interest cost                     16,545     20,686     4,151     41,382     11,894     16,519      2,929     31,342
      Expected income                  (16,050)   (20,690)   (4,194)   (40,934)   (11,778)   (16,717)    (3,057)   (31,552)
                                       -------    -------    ------    -------    -------    -------    -------    -------
                                           666      3,969     3,226      7,861        397      4,557      2,422      7,376
                                       -------    -------    ------    -------    -------    -------    -------    -------
      Actuarial and financial losses        --         --        --         --     14,400      9,686      1,571     25,657
                                       -------    -------    ------    -------    -------    -------    -------    -------
                                           666      3,969     3,226      7,861     14,797     14,243      3,993     33,033
                                       =======    =======    ======    =======    =======    =======    =======    =======

      In 2001, the Bank decided to record as personnel costs, part of the actuarial and financial losses existing at the end of the year and to provide for the remaining cost in the caption "Allowances for other assets" (Note 11).

      In 2002, the Bank decided to use the option of deferring the actuarial and financial losses for the year, as permitted by Bank of Portugal Notice 7/2002, and therefore they were not expensed. The movement of the value fluctuation during 2002 was as follows

                                                              totta          CPP           BSP          Total
                                                              -----          ---           ---          -----
      Value fluctuation at December 31, 2001                   7,747        14,643          468        22,858
      . Net actuarial and financial losses during 2002        21,707        24,233        6,962        52,902
                                                              ------        ------        -----        ------
      Value fluctuation at December 31, 2002 (Note 11)        29,454        38,876        7,430        75,760
                                                              ======        ======        =====        ======
      Deferred costs at December 31, 2002 (Note 11)               --         9,425           --         9,425
                                                              ======        ======        =====        ======

      Bank of Portugal Notice 12/2001 does not allow incapacity decreases to be used in the calculation of the past service liability for current employees. This change resulted in an increase of t.Euro 12,158 in the pension liability of BSP as of December 31, 2001. In 2001 BSP recorded this amount against reserves.

      The actuarial and financial assumptions used for calculating the pension liability as of December 31, 2002 and 2001 and the actual amounts for the year were as follows:

                                                                     Assumptions                       Actual amounts
                                                                     -----------                       --------------
                                                                                                    2002            2001
                                                                                                    ----            ----
       Actuarial method                                         Projected Unit Credit                   --              --
       Mortality table                                                TV 73/77                          --              --
       Rate of return of the Pension Fund                                6%                             a)              a)
       Salary increase rate                                              3%                           3.2%           3.85%
       Pension increase rate                                             2%                           3.2%           3.85%
       Turnover rate                                                     Nil                            --              --

      The actual salary increase rate during 2002 and 2001, relating to the social security contributions, was 6.28% and 7.24%, respectively.

      The rates of return on the assets of the pension funds were as follows:

                                                          2002            2001
                                                          ----            ----

           . totta                                       (1.98%)        (1.83%)
           . CPP                                         (2.75%)        (1.94%)
           . BSP                                         (2.99%)         0.37%

      The estimated liability does not include the responsibilities under the heathcare system (SAMS).

      The Bank carried out several studies with respect to the level of acceptance of early retirements by the Social Security in recent years. Based on these studies, during 2002 and 2001 the Bank supported, respectively, 7.5% and 9% of the pension costs that would be the responsibility of the Social Security.

      At December, 31, 2002 and 2001 the fund was managed by Santander Pensoes - Sociedade Gestora de Fundos de Pensoes, S.A.. On those dates the number of participants was as follows:

                                                      2002                                  2001
                                         -------------------------------        -------------------------------
                                         totta         CPP          BSP         totta         CPP          BSP
                                         -----         ---          ---         -----         ---          ---
      Current employees                  2,959        1,751        1,327        3,056        1,790        1,319
      Retirement pensioners              1,929          390           19        1,858          345           16
      Early retirement pensioners        1,753        1,194          114        1,567        1,060           91
                                         -----        -----        -----        -----        -----        -----
                                         6,641        3,335        1,460        6,481        3,195        1,426
                                         =====        =====        =====        =====        =====        =====

      The movement in the pension funds in 2001 and 2002 was as follows:

                                                    totta            CPP             BSP
                                                    -----            ---             ---
      Net asset value at December 31, 2000         200,197          277,027          50,080
      - Contributions:
        . From the banks                           104,007           86,909          20,126
        . From the employees                           432              627             254
      - Net income of the funds                     (3,580)          (5,250)           (110)
      - Pensions paid                              (26,374)         (15,058)         (1,642)
                                                  --------         --------         -------
      Net asset value at December 31, 2001         274,682          344,255          68,708
                                                  --------         --------         -------
      - Contributions:
        . From the banks                            68,251           73,710          15,719
        . From the employees                           526              607             288
      - Net income of the funds                     (5,373)          (9,230)         (2,018)
      - Pensions paid                              (32,527)         (20,583)         (2,020)
                                                  --------         --------         -------
      Net asset value at December 31, 2002         305,559          388,759          80,677
                                                  ========         ========         =======

      At December 31, 2002 and 2001 the investments of the Pension Fund included the following amounts with Group companies:

                                                    2002             2001
                                                   ------           ------

      Property leased                              20,664           17,937
      Securities - cash bonds                      38,628           34,175
                                                   ------           ------
                                                   59,292           52,112
                                                   ======           ======

15.    LONG-TERM DEBT

      This caption comprises:

                                                   2002             2001
                                                   ----             ----
      Bonds issued:
      . totta                                     321,024          550,735
      . CPP                                       137,165          199,404
      . BSP                                       234,776          199,369
      . BSNP                                        8,199           19,180
      . SCH Leasing                                 9,976            9,976
      . BSTM                                           --            4,868
      Cash bonds                                  634,290          650,601
      Euro Medium Term Notes                    1,750,000          500,000
      Participation securities                     39,232           54,414
      Other borrowings from:
      . Central banks                                 954            1,800
      . Other monetary institutions               101,677            1,889
      Debt certificates                                --           24,940
                                                ---------        ---------
                                                3,237,293        2,217,176
                                                =========        =========

      At December 31, 2002 the debt issued by the Group included t.Euro 481,514 of publicly held debt listed on the Euronext Lisbon Stock Exchange (t.Euro 955,609 at December 31, 2001). These bonds mature between 2004 and 2007.

      In 2002 and 2001, the Bank issued Euro Medium Term Notes through its London Branch, as follows:

             Series                     Maturity                           Interest rate                      Amount
             ------                     --------                           -------------                      ------
               1st                 September 11, 2004              3 months Euribor plus 0.125%                 500,000
               2nd                   March 26, 2004                3 months Euribor plus 0.140%                 150,000
               3rd                   March 28, 2004                3 months Euribor plus 0.100%                 100,000
               4th                   March 28, 2004                3 months Euribor plus 0.100%                 250,000
               5th                    June 20, 2005                3 months Euribor plus 0.150%                 750,000
                                                                                                            ------------
                                                                                                               1,750,000
                                                                                                            ============

      These notes are listed in Luxembourg.

      At December 31, 2002 and 2001 Long - term debt was repayable as follows:

                                                Within five years             More than five years
                                           --------------------------        ----------------------
                                              2002             2001           2002           2001
                                              ----             ----           ----           ----
      Bonds issued                           700,454          968,897         10,686         14,635
      Euro Medium Term Notes issued        1,750,000          500,000             --             --
      Other borrowings                         2,631            3,689        100,000             --
      Debt certificates                           --           24,940             --             --
      Cash bonds                             249,514          285,526        384,776        365,075
      Participation securities                39,232           54,414             --             --
                                           ---------        ---------        -------        -------
                                           2,741,831        1,837,466        495,462        379,710
                                           =========        =========        =======        =======

16.   MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES

      Minority interest at December 31, 2002 and 2001 was as follows:

                                                    Balance Sheet                   Statement of Income
                                               ----------------------        ----------------------------------
                                                 2002           2001          2002          2001          2000
                                                 ----           ----          ----          ----          ----
      Totta & Acores Financing
         (Preference shares)                   143,040        170,203        14,140        15,147        14,505
      Pinto Totta International Finance
         (Preference shares)                   123,059        146,489        10,259        11,204        10,448
      Banco Santander Portugal, S.A             42,089         36,262         5,827         4,568            --
      Credito Predial Portugues, S.A                --             --            --            --         2,003
      Banco Standard Totta de
         Mocambique, S.A.R.L                    11,373         12,528         3,943         5,224         2,638
      Others                                       258            206           121           146           574
                                               -------        -------        ------        ------        ------
                                               319,819        365,688        34,290        36,289        30,168
                                               =======        =======        ======        ======        ======

      Totta & Acores Financing (TAF), registered in the Cayman Islands, has share capital of 6,000,000 subscribed and fully paid preference shares of 25 U.S. Dollars each. The Bank guarantees the quarterly payment of dividends at a fixed annual rate of 8.875%. The preference shares are redeemable in whole or in part, at the option of TAF, subject to the consent of the Bank of Portugal, on or after October 11, 2006, at 25 U.S. Dollars per share plus accrued and unpaid dividends for the then current quarterly dividend period to the date fixed for redemption. The Bank maintains control over the operations and activities of TAF, and also of all the voting rights. In addition, the preference shares are included in the computation of the Bank's Own Funds, as authorized by the Bank of Portugal. In accordance with Regulation S-X of the U.S. Securities and Exchange Commission, Rule 3-10, the Bank did not include financial statements of TAF, since this finance subsidiary is 100% owned by totta and the preference shares are guaranteed fully and unconditionally only by the Bank.

      Pinto Totta International Finance (PTIF), registered in the Cayman Islands, has share capital of 250,000 subscribed and fully paid preference shares of 1,000 U.S. Dollars each. Dividends are payable semi-annually, and are guaranteed, jointly and severally, by the Bank and by Banco Comercial Portugues, S.A. at a fixed annual rate of 7.77% from the date of issuance to, but excluding, August 1, 2007. As from that date, the annual rate is equal to the LIBOR rate for six month dollar deposits plus 2.75%. The preference shares are redeemable in whole or in part, at the option of PTIF, subject to the consent of the Bank of Portugal, on or after August 1, 2007, at 1,000 U.S. Dollars per share plus accrued and unpaid dividends for the then current semi-annual dividend period to the date fixed for redemption. These preference shares are also included in the computation of the Bank's Own Funds, as authorized by the Bank of Portugal.

      During 2001 and 2002, the movement in minority interest was as follows:

      Balance as of December 31, 2000                                                           354,762

      . Effect of the foreign currency translation of PTIF preference shares                      7,746
      . Effect of the foreign currency translation of TAF preference shares                       9,000
      . Effect of changes in shareholders' equity of BSP during 2001
        - Early retirement costs and changes in actuarial methods amortized to reserves          (2,222)
        - Acquisition of 3.06% of BSP                                                            (8,023)
        - Net income                                                                              4,568
      . Effect of Banco Standard Totta de Mocambique, S.A.R.L                                       482
      . Other                                                                                      (625)
                                                                                               --------
      Balance as of December 31, 2001                                                           365,688
                                                                                               --------
      . Effect of the foreign currency translation of PTIF preference shares                    (23,430)
      . Effect of the foreign currency translation of TAF preference shares                     (27,163)
      . Net income of BSP in 2002                                                                 5,827
      . Effect of Banco Standard Totta de Mocambique, S.A.R.L                                    (1,155)
      . Other                                                                                        52
                                                                                               --------
      Balance as of December 31, 2002                                                           319,819
                                                                                               ========

17.   COMMON STOCK

      The share capital of the Bank at December 31, 2001 consisted of 105,000,000 subscribed and fully paid shares of five Euro each. On December 30, 2002, the Bank's share capital was increased through the issue of 827,500 new shares of five Euro each, with a share premium of Euro 23 per share. The subscription was reserved to the shareholders.

      At December 31, 2002, the share capital of the Bank consisted of 105,827,500 subscribed and fully paid shares of five Euro each.

      The Bank's principal shareholders at December 31, 2002 and 2001 were as follows:

                                                                Percentage
                                                         -----------------------
                                                           2002            2001
                                                           ----            ----
      Santander Central Hispano Group (SCH Group)          99.36%          99.35%
      Other                                                 0.64%           0.65%
                                                         -------         -------
                                                          100.00%         100.00%
                                                         =======         =======

      In 2001 the Bank's share capital was converted to Euro and the nominal value of the shares was changed to five Euro each. The increase in capital resulting from rounding the nominal value of the shares was made by incorporation of t.Euro 1,262 from the share premium account.

18.   SHARE PREMIUM

      This account includes share premiums relating to capital increases made from 1989 to 1993, as well as in 2000 and 2002, less amounts incorporated into capital in 1991 and in 2001.

      In 2001 the Bank was granted permission by the Bank of Portugal to record, against reserves, the increase in the liability for early retirements made during 2001 up to November 30, in the amount of t.Euro 36,487 (Note 14).

      In accordance with the Notice 408/99 of June 4, published in the Official Journal of the Republic, - Series I B number 129, the share premium cannot be distributed as dividends or used to acquire treasury stock.

19.   ACCUMULATED DEFICIT AND RESERVES

      This caption comprises:

                                               2002                2001
                                               ----                ----

      Legal reserve                            81,741              74,680
      Revaluation reserve                      42,577              42,577
      Accumulated deficit                    (488,768)           (687,588)
                                             --------            --------
                                             (364,450)           (570,331)
                                             ========            ========

      Legal reserve

      In accordance with the Decree-Law 298/92 of December 31 as altered by Decree-Law 201/2002 of September 26, the Bank must appropriate at least 10% of its net income each year to a legal reserve until the amount of such reserve equals the greater of the amount of share capital or the sum of the free reserves plus retained earnings.

      This reserve can only be used to offset accumulated losses or to increase share capital.

      The legal reserves of subsidiary and associated companies are reflected in the caption "Other retained earnings". The legal reserves of subsidiary companies recorded under the equity method amounted to t.Euro 275 and t.Euro 142 as of December 31, 2002 and 2001.

      Revaluation reserve

      This reserve results from revaluation of the tangible fixed assets of the Bank made in accordance with the law. The reserve can only be used to cover accumulated losses or to increase share capital (Note 2.g)).

      The revaluation reserves of subsidiary and associated companies are reflected in the caption "Other retained earnings".

      Dividend restrictions

      Requirements of the Bank of Portugal regarding the maintenance of minimum capital ratios and restrictions upon the use of the legal and revaluation reserves limit the amount of retained earnings available for distribution as shareholder dividends. These limitations apply both to the Bank and its subsidiaries and investees. Additionally, earnings of subsidiaries and other equity investees available for distribution to the Bank's shareholders are limited to amounts remitted by such investees to the Bank. At December 31, 2002 and 2001, the Bank's retained earnings and reserves available for distribution as dividends totalled approximately t.Euro 106,584 and t.Euro 64,972. This amount does not consider the impact of the minimum requirements in terms of the capital ratio.

      Own Funds Directive

      The Bank of Portugal guidelines addressing the capital adequacy include: a definition of capital, a framework for calculating risk weighted assets, and minimum capital ratios to be maintained by the Bank. The capital ratio is calculated by dividing its qualifying capital by its risk weighted assets.

      Pursuant to Bank of Portugal Own Funds Directive the Bank is required to maintain capital of at least 8% of risk weighted assets. At December 31, 2002, the Bank own funds exceeded its computation of 8% of risk weighted assets by approximately t.Euro 657,614 and t.Euro 14,524 for the consolidated Group and the parent company only, respectively.

20. CONTINGENCIES, COMMITMENTS AND FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

      In the normal course of business, the Bank incurs certain contingent liabilities and makes various commitments, which are not reflected in the accompanying financial statements. The contract amounts of the contingent liabilities and the commitments are as follows:

                                                              2002             2001
                                                              ----             ----
      Contingent liabilities
          Guarantees and other sureties provided           1,587,523        1,669,251
          Assets pledged in guarantee:
          . Bank of Portugal                                 324,219          324,219
          . Guarantee fund for deposits (Note 2.n))           38,583           34,281
          . Investor Indemnity System                          3,809            4,962
          . Other                                             23,184          264,746
                                                           ---------        ---------
                                                           1,977,318        2,297,459
                                                           =========        =========
      Commitments to third parties Revocable:
          . Credit lines granted                           5,044,474        2,921,199
          . Overdraft facilities                             318,485           95,991
          . Others                                               433           14,935
                                                           ---------        ---------
                                                           5,363,392        3,032,125
                                                           ---------        ---------
          Irrevocable:
          . Credit lines granted                             910,639        1,369,157
                                                           ---------        ---------
                                                           6,274,031        4,401,282
                                                           =========        =========

      As of December 31, 2002 and 2001 assets pledged in guarantee to the Bank of Portugal relate to Certificates of Deposit (B Series) pledged in guarantee of the transactions realized through "SPGT - Sistema de Processamento de Grandes Transaccoes", an inter-bank settlement mechanism managed by the Bank of Portugal.

      At December 31, 2001 the "Assets pledged in guarantee - other" included the securities pledged in guarantee of Euro notes received on consignment at the end of the year.

      At December 31, 2002 the "Assets pledged in guarantee - investor indemnity system" corresponds to the irrevocable obligation to pay to this system, in case of need, the amounts required to indemnify the investors.

      In addition to contingent liabilities and commitments, the notional or contractual amount of the following off balance sheet items existed at December 31, 2002 and 2001:

                                                     2002              2001
                                                     ----              ----
      Unmatured forward transactions
      . Purchased                                     59,710           208,958
      . Sold                                          61,389           205,103
      Currency swap contracts
      . Purchased                                  2,979,333         1,833,390
      . Sold                                       3,119,752         1,802,796
      Trading interest rate swap contracts
      . Purchased                                  3,327,960         3,177,579
      . Sold                                              --         3,177,579
      Hedging interest rate swap contracts
      . Purchased                                  8,979,267         6,193,037
      . Sold                                              --         6,193,037
      Equity swap transactions                     1,191,083         1,038,228
      Cross Currency swaps
      . Purchased                                     23,723                --
      . Sold                                          23,723                --
      Forward exchange swaps                         116,005                --
      Equity forwards                                 13,080                --
      Financial futures
      . Interest rate                                 11,603            52,800
      . Market quotations                             20,587           151,189
      Forward rate agreements (FRA's)
      . Trading                                           --            67,373
      . Hedging                                       34,673            22,694
      Currency options
      . Buy                                               --               794
      . Write                                             --               822
      Quotations options
      . Buy                                           40,221            27,141
      . Write                                         47,920           799,564
      Caps contracts
      . On interest receivable                       936,975            32,172
      . On interest payable                          491,306            62,422
      Floors contracts
      . On interest receivable                        20,000                --
      . On interest payable                           20,000                --
      Custody of valuables                        40,317,980        29,337,985
      Valuables received for collection              249,850           214,149

      In 2002 the Bank started to record in off balance sheet accounts only one of the components of the interest rate swaps.

      As illustrated below the Bank engages in off-balance sheet derivative transactions in connection with proprietary trading and on behalf of customers whereby the Bank enters into offsetting positions with separate counterparties and for its own asset and liability management.

      The net fair market value of the forward currency transactions and currency swaps is reflected in the captions "Other assets or liabilities". Hedging interest rate swaps are reported on an accrual basis and trading interest rate swaps are recorded at fair value.

      The Bank's derivatives holdings at the 2002 year end, by due date, are as follows:

                                              Less than      Between 1         More than
                                               1 year       and 5 years         5 years          Total
                                               ------       -----------         -------          -----
      Trading operations

      Unmatured forward transactions
      . Purchased                               59,710               --               --           59,710
      . Sold                                    61,389               --               --           61,389
      Interest rate swap contracts
      . Purchased                            1,227,085        1,180,891          919,984        3,327,960
      Equity swaps                              76,531            9,950               --           86,481
      Financial futures
      . Interest rate                           11,603               --               --           11,603
      . Market quotations                       20,587               --               --           20,587
      Quotation options
      . Buy                                         --           11,045               --           11,045
      . Write                                    7,153           11,045               --           18,198

      Non-trading operations

      Currency swap contracts
      . Purchased                            2,979,333               --               --        2,979,333
      . Sold                                 3,119,752               --               --        3,119,752
      Interest rate swap contracts
      . Purchased                            3,314,805        1,741,324        3,923,138        8,979,267
      Equity swap transactions                 599,140          490,412           15,050        1,104,602
      Forward exchange swaps                    36,062           79,943               --          116,005
      Cross currency swaps
      . Purchased                               23,723               --               --           23,723
      . Sold                                    23,723               --               --           23,723
      Equity forwards                            1,635           11,445               --           13,080
      Forward rate agreements (FRA's)           21,900           12,773               --           34,673
      Quotation options
      . Buy                                      1,635           27,541               --           29,176
      . Write                                    2,181           27,541               --           29,722
      Caps contracts                                --          323,298        1,104,983        1,428,281
      Floors contracts                              --           40,000               --           40,000

      The Bank's derivatives holdings at the 2001 year end, by due date, were as follows:

                                              Less than       Between 1        More than
                                               1 year        and 5 years        5 years            Total
                                               ------        -----------        -------            -----
      Trading operations

      Unmatured forward transactions
      . Purchased                              196,822            4,698            7,438          208,958
      . Sold1                                   95,666            4,698            4,739          205,103
      Interest rate swap contracts
      . Purchased                              947,555          783,505        1,446,459        3,177,579
      . Sold                                   947,555          783,505        1,446,459        3,177,579
      Forward rate agreements (FRA's)           22,694               --               --           22,694
      Financial futures
      . Interest rate                           52,800               --               --           52,800
      . Market quotations                      151,189               --               --          151,189
      Quotation options
      . Buy                                         --           11,045               --           11,045
      . Write                                   14,991           11,045               --           26,036

      Non-trading operations

      Currency swap contracts
      . Purchased                            1,797,828           35,562               --        1,833,390
      . Sold                                 1,767,234           35,562               --        1,802,796
      Interest rate swap contracts
      . Purchased                            4,548,984          696,419          947,634        6,193,037
      . Sold                                 4,548,984          696,419          947,634        6,193,037
      Equity swap transactions                 184,931          831,297           22,000        1,038,228
      Forward rate agreements (FRA's)           14,600           52,773               --           67,373
      Quotation options
      . Buy                                         --           16,096               --           16,096
      . Write                                  156,447          617,081               --          773,528
      Currency options
      . Buy                                        794               --               --              794
      . Write                                      822               --               --              822
      Caps contracts
      . On interest receivable                   2,494               --           29,678           32,172
      . On interest payable                      2,494               --           59,928           62,422

      In the normal course of business, the Bank is a party to a variety of financial instruments with off-balance sheet risk to meet the needs of its customers and to reduce its own exposure to interest rate and other risks, and to take trading positions. These financial instruments include commitments to extend credit, guarantees, forward contracts, interest rate and currency swaps and forward rate agreements. These instruments involve, to varying degrees, elements of credit and market risk in excess of the amount recognized in the balance sheet.

      Credit risk for off-balance sheet financial instruments represents the potential loss due to possible non-performance by counterparties under the terms of their contracts. The Bank's exposure to credit loss under commitments to extend credit and guarantees is represented by the contractual amount of these instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. For interest rate and currency swaps, forward contracts and similar transactions, the contract or notional amounts do not represent the exposure to credit loss. The Bank controls the credit risk of its interest rate and currency swap agreements and forward contracts through established credit approvals, risk control limits and monitoring procedures.

      Market risk represents the potential loss due to the decrease in the value of a financial instrument caused primarily by changes in interest rates, foreign exchange rates or the prices of securities.

      The Bank requires collateral to support off-balance sheet financial instruments when it is deemed necessary. Collateral held varies, but may include deposits held in financial institutions, securities or other assets.

      Commitments are contractual agreements to extend credit which generally have fixed expiry dates or other termination clauses and usually require payment of a fee. Substantially all of the Bank's commitments to extend credit are contingent upon the customers maintaining specific credit standards at the time of loan funding. Since many of the commitments are expected to expire without being called upon, the total commitment amounts do not necessarily represent future cash requirements.

      Guarantees are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The credit risk involved in issuing guarantees is essentially the same as that involved in extending facilities to customers. As described in Note 2. c) iv) the Bank records a provision against guarantees equal to approximately 1% of such commitments, after deducting the collaterals obtained and excluding the guarantees granted to credit institutions of countries with reduced risk, namely in the European Union and the United States. As of December 31, 2002 and 2001 this provision amounted to t.Euro 14,209 and t.Euro 12,656, respectively.

      Interest rate swap transactions generally involve the exchange of fixed and floating rate interest payment obligations without the exchange of the underlying notional amounts, as part of its asset/liability management. The Bank also acts as an intermediary in arranging interest rate swap transactions for customers. The Bank minimizes this risk by performing normal credit reviews on its swap customers and minimizes its exposure to the interest rate risk inherent in intermediate swaps by entering into offsetting swap positions that essentially counterbalance each other.

      Management does not anticipate that any material loss will arise out of its existing commitments and contingencies.

      Concentration of credit risk

      The Bank's portfolio of off-balance sheet financial instruments is managed with the same practices utilized for on-balance sheet instruments including diversification among industries and geographic areas to avoid exposure to material concentration of credit risk.

21.   EMPLOYEE BENEFITS

      This caption comprises:

                                                         2002           2001           2000
                                                         ----           ----           ----
      Pensions:
          Amortization of early retirements              3,828          1,428         11,944
          Indemnities for early retirements              8,248         11,516             --
          Contribution to pension funds
              Cost of the year                           7,861          7,376         16,680
              Actuarial and financial losses                --         25,657             --
              Other charges related to pensions             --          1,248             --
          Pensions paid                                  1,146            424            706
          SAMS paid related to pensions                  4,616          3,647          2,959
                                                       -------        -------        -------
                                                        25,699         51,296         32,289

      Salaries186,261                                  207,128        149,635
      Social security costs                             19,418         21,700         19,181
      SAMS paid related to salaries                      8,397          8,151          6,056
      Social charges and others                         19,945         13,183         14,454
      Variable compensation                             19,005         37,716         15,393
                                                       -------        -------        -------
                                                       278,725        339,174        237,008
                                                       =======        =======        =======

22.   OTHER OPERATING INCOME AND EXPENSES

      These captions comprise:

                                                                          2002          2001          2000
                                                                          ----          ----          ----
      Other operating income:

      Reimbursement of expenses                                          11,388        10,983        15,607
      Utilization of the special reserve for strategic refocusing            --            --         3,492
      Recovery of uncollectible loans (Note 24)                          34,665        30,235        21,987
      Equity in earnings of investments recorded by
         the equity method                                                   --         2,519         2,341
      Rent of POS (Point off sales) machines                              2,768            --            --
      Recovery of income tax                                              9,225         5,413            --
      Recovery of other loans                                                --         1,264            --
      Other                                                               2,876         3,525         6,554
                                                                         ------        ------        ------
                                                                         60,922        53,939        49,981
                                                                         ======        ======        ======
      Other operating expenses:

      Contributions to the guarantee fund for deposits                    2,823         3,073         2,588
      Taxes                                                               6,779         5,454         4,524
      Commissions                                                        43,490        39,697        22,843
      Change in the production of TottaUrbe                                 403             3         4,828
      Losses on sales of loans                                              400            --        23,209
      Amortization of fees                                                1,017            --            --
      Equity in losses of investments recorded by
         the equity method                                                1,994            --            --
      Tax assessments                                                     4,074         1,171            --
      Contractual indemnities                                             1,863            --            --
      Other                                                               5,458         4,922         6,487
                                                                         ------        ------        ------
                                                                         68,301        54,320        64,479
                                                                         ======        ======        ======

      The losses on sales of loans were fully provided for and simultaneously with the sale the Bank reversed the allowances previously recorded.

23.   INCOME TAX

      Income tax payable, included in the "Other liabilities" caption in the accompanying consolidated balance sheets (Note 14), represents the liability for the applicable taxes, including the provision for corporate income tax on the consolidated income for each year. In 2001, tax credits were recorded under the "Other assets" caption as Deferred taxes (Note
      11).

      Deferred tax assets in the revised financial statements resulted from (i) the increase in provisions in 1997 and (ii) the reversal of depreciation charges disallowed for tax purposes in 1994. Since the parent company and CPP are generating profits the Bank's management considered that no valuation allowance was required. Other deferred tax assets, namely those relating to tax loss carryforwards are not recorded. During 2002 the deferred tax assets were reversed because the Bank received additional assessments made by tax authorities.

      Tax authorities can review the tax situation of the Bank during a period of four years or in the cases of tax losses carryforwards during a period of six years, from which corrections can be made to the taxable profit for the years 1996 to 2002, due to different interpretations of the tax legislation.

      The Bank was subject to reviews of income tax and stamp tax for the fiscal years 1994 to 1999 and as a result of which the tax authorities questioned certain procedures adopted.

      Corporate income tax

      As the Bank has taxes payable for the years 1994 to 1996, the corrections made by the tax authorities for these years resulted in additional assessments. The corrections made corresponded essentially to provisions not accepted by the tax authorities as they exceeded the minimums required by Notice 3/95 of the Bank of Portugal and matters were raised relating to the procedures of the financial branch in the Free Trade Zone of Madeira. The Bank paid the additional assessments for the above mentioned years. However the Bank adhered to the Mateus Plan for the years 1994 and 1995 paying only 20% of the related interest.

      The total amount of the additional assessments paid by the Bank relating to the years 1990 to 1992 and 1994 to 1996, was t.Euro 34,704. Although the Bank paid the additional assessments, it has contested the majority of the corrections made by tax authorities, in the amount of t.Euro 32,326.

      As the Bank has tax losses for the years 1997, 1998 and 1999 the corrections made by the tax authorities for these years resulted in decreased tax losses carried forward. These corrections relate mostly to income tax of the Bank's branches, positive variations in shareholders' equity and provisions that exceeded the minimums required by Notice 3/95 of the Bank of Portugal. The amounts assessed and contested were t.Euro 22,951 and t.Euro 7,595, respectively. Part of the corrections relating to 1999, in the amount of t.Euro 9,484, will be corrected in the year 2000 in favour of the Bank, through adjustment of the tax losses carried forward of that year.

      At October 30, 2002, the Bank has received the final report from the tax authorities relating to the year 2000. The corrections made corresponded essentially to provisions not accepted by tax authorities and to the loss of the tax exemption of the financial branch in the Free Trade Zone of Madeira. In accordance with the tax legislation (Decree-Law n(0) 248-A/2000 of November 14) the additional assessment was partially paid, in the amount of t.Euro 262, and for the remaining the Bank provided a guarantee. totta has contested the majority of the corrections made by tax authorities.

      Stamp tax

      In 1999 the Bank received stamp tax corrections for the years 1994, 1995 and 1996. The Bank adhered to the Mateus Plan for all the additional assessments.

      On January 31, 2000 the Bank paid the additional assessments and 20% of the related interest, in the amount of t.Euro 2,574. Nevertheless the Bank has submitted a claim contesting the total amount assessed.

      The tax authorities have reviewed CPP for corporate income tax, value added tax and stamp tax for the years 1993 to 1999, inclusive.

      In the beginning of 2000 CPP received additional corporate income tax assessments of t.Euro 4,120 for the years 1997 and 1998, which were paid in full. The provision of t.Euro 2,047 recorded in 1999 was used to cover this and the remaining balance was recorded as other operating expenses. In addition, as regards part of the additional assessments, CPP contested an amount of t.Euro 2,073.

      In the second half of 2001 additional corporate income tax assessments of the t.Euro 416 were received for the year 1999, which were paid in full and recorded as other operating expenses. CPP has contested part of the corrections made by tax authorities in the amount of t.Euro 157.

      In addition, in December 2001 CPP received an additional stamp tax assessment of t.Euro 119 for the year 1999, which was paid in January 2002 and recorded in other operating expenses.

      At December 30, 2002, CPP has received the preliminary report from the tax authorities relating to the year 2000. As allowed by tax legislation, CPP paid part of the assessment in the amount of t.Euro 224 in January 2003. CPP has contested the corrections proposed by tax authorities.

      As regards BSP, tax authorities have already reviewed the years up to 1999.

      BSP contested the amounts assessed for the years up to 1998 and, for some cases, adhered to the Mateus Plan through payment of the amounts assessed. BSP has recorded an account receivable of t.Euro 9,800 corresponding to the amounts contested.

      In the second half of 2001 BSP was notified of additional assessment of t.Euro 2,289 for the year 1999, which was paid during 2002 and recorded in other operating expenses. BSP has contested the majority of the corrections made by tax authorities in the amount of t.Euro 1,993.

      In the second half of 2001 BSNP received additional assessments of unpaid taxes (amounts withheld at source) amounting of t.Euro 1,318 (including compensating interest), relating the years 1997 to 1999, which were paid in December 2001. BSNP has contested the corrections made by tax authorities. The account receivable recorded amounts to t.Euro 1,014.

      At December 30, 2002, BSNP has received the preliminary report from the tax authorities relating to the year 2000. In accordance with the tax legislation, BSNP paid part of the assessment in the amount of t.Euro 449 in January 2003. BSNP has contested the corrections proposed by tax authorities.

      At December 31, 2002 and 2001 the Group had provisions for contingent liabilities to cover the difference between the amounts contested and the amounts paid that were not expensed (Note 11) and other estimated liabilities relating to income taxes of prior years.

      In the opinion of the Bank's Board of Directors, no additional assessments are expected, for the years from 1996 to 2002 that would have a significant impact on the consolidated financial statements. The Bank has provisions recorded under the allowance for contingent liabilities in the amount of t.Euros 33,000, approximately.

      Reconciliation of the Portuguese statutory income tax rate with the effective tax rate, is shown in the following table (in percentages):

                                                                                  2002            2001            2000
                                                                                  ----            ----            ----
      Statutory rate (corporate income tax and municipal
         surcharge)                                                               33.00           35.20           35.20
      Add-back of provisions temporarily non-deductible for income tax             5.08            7.96           50.96
      Add-back of non-deductible provisions for income tax                         3.93            4.63           22.37
      Bonus to the board of directors to be paid in the following
         year but accepted for tax purposes in the year                           (0.53)             --              --
      Double taxation of foreign branches' results                                 1.27            0.48            0.32
      Add-back of expenses not accepted for tax purposes                           1.31            1.74            8.17
      Deduction of income not taxable                                             (1.15)             --              --
      (Gains) / losses on derivatives temporarily not considered
         for income tax                                                            0.39           (3.86)          (0.36)
      Deduction of non-taxable profits of the
         Offshore financial branches in Madeira                                   (2.58)          (2.37)         (13.50)
      Deductions from the taxable profit in respect of tax benefits
         relating to debt and equity securities                                   (4.03)          (7.68)          (1.71)
      Deductions from the taxable profit in respect of tax benefits
         relating to employment creation                                          (1.40)             --              --
      Adjustments reflected in the consolidated accounts not taxable              (1.47)          (2.18)           3.49
      Deduction of the Special reserve for strategic refocusing                      --              --           (1.04)
      (Profits) / losses of subsidiary and associated companies included
         in the consolidated accounts net of income tax                            0.26           (0.37)          (1.15)
      Deduction of early retirement costs charged directly
         to retained earnings in previous years                                   (3.90)          (4.40)          (2.10)
      Utilization of tax losses carried forward                                   (3.91)          (2.01)             --
      Reduction of provisions taxed in previous years                             (8.79)         (14.47)         (13.57)
      Reversal of deferred tax assets                                              1.68              --              --
      Tax losses carryforwards not recorded                                        2.54           12.25            8.45
      Deduction due to tax adjustments of capital gains                           (0.29)          (4.00)         (75.67)
      Deduction due to participation in ACE's                                     (5.35)          (3.00)             --
      Deduction of other pension costs charged to retained earnings                  --           (1.79)             --
      Other                                                                        1.81           (1.61)          (2.56)
                                                                                -------         -------         -------
      Effective rate                                                              17.87           14.52           17.30
      Minority interests                                                           0.88            1.46            3.70
                                                                                -------         -------         -------
      Effective rate per financial statements                                     18.75           15.98           21.00
                                                                                =======         =======         =======

24.   ALLOWANCES

      The movement in the allowances during 2002, 2001 and 2000, was as follows:

                                                    Allowances
                                                   for overdue
                                                    loans and
                                                   interest due,                                Allowances     Allowances
                                     Allowance      credits of                                  for bonds      for shares
                                        for          doubtful      Allowances    Allowances      and other      and other
                                   applications     collection        for           for           fixed          variable
                                     in credit      and country      general     contingent       income         income
                                    institutions     risk (1)        risks       liabilities     securities     securities
                                   -------------   ------------    ----------    -----------    -----------    -----------
Balances as of December 31, 1999        41,940        249,435        161,482         21,295         26,546         54,600

  Provisions                             6,868         52,484        173,706         45,545          9,328         (5,976)
  Increase due to acquisition
     of participations                      --         22,630         42,188         42,792          8,115            808
  Transfers                                 70          1,616         (4,564)            --         (1,442)           589
  Write - offs                            (454)       (69,832)        (2,514)        (1,297)       (10,450)       (10,141)
  Other                                  3,261          1,546          5,023             --            272          1,620

                                      --------       --------       --------       --------       --------       --------
Balances as of December 31, 2000        51,685        257,879        375,321        108,335         32,369         41,500
                                      ========       ========       ========       ========       ========       ========

  Provisions                              (329)        99,220        (22,385)        11,401         (4,128)         3,643
  Transfers                               (124)         1,736          5,449          1,076           (390)        18,677
  Write - offs                          (1,722)      (131,297)          (701)        (4,806)        (5,020)        (2,235)
  Other                                  1,985           (942)           157           (833)           131             45

                                      --------       --------       --------       --------       --------       --------
Balances as of December 31, 2001        51,495        226,596        357,841        115,173         22,962         61,630
                                      ========       ========       ========       ========       ========       ========

  Provisions                            (1,002)       113,940        (32,975)        16,509        (16,307)        12,261
  Increase due to acquisition
     of participations                      --            (39)            (1)            --             --             --
  Transfers                             (3,306)         1,964         (8,826)         1,985             --           (138)
  Write - offs                         (30,432)      (142,254)          (854)            --             --         (3,398)
  Other                                   (134)        (1,430)          (746)           115             (2)           (18)

                                      --------       --------       --------       --------       --------       --------
Balances as of December 31, 2002        16,621        198,777        314,439        133,782          6,653         70,337
                                      ========       ========       ========       ========       ========       ========

                                                     Allowances
                                                      for real
                                      Allowances        estate
                                         for            losses
                                       pensions       and other
                                      ----------     ----------
Balances as of December 31, 1999          13,647         62,045

  Provisions                                (653)         8,829
  Increase due to acquisition
     of participations                     1,112         43,675
  Transfers                                   --          3,731
  Write - offs                           (12,101)        (7,706)
  Other                                      (95)        (6,495)

                                        --------       --------
Balances as of December 31, 2000           1,910        104,079
                                        ========       ========

  Provisions                                 609         17,499
  Transfers                                   --        (26,424)
  Write - offs                              (561)        (4,428)
  Other                                     (163)        (5,980)

                                        --------       --------
Balances as of December 31, 2001           1,795         84,746
                                        ========       ========

  Provisions                                  --         30,926
  Increase due to acquisition
     of participations                        --          6,435
  Transfers                                   --          8,321
  Write - offs                              (582)          (541)
  Other                                     (102)       (23,236)

                                        --------       --------
Balances as of December 31, 2002           1,111        106,651
                                        ========       ========

      (1) The recovery of loans previously written-off is recorded in the income caption "Recovery of uncollectable loans" in the year in which the recovery is made (Note 22).

      Loans and securities which are fully provided for in accordance with Bank of Portugal regulations may be written-off. The policy followed by the Bank is to write-off loans against provisions generally after three years or after five years in case of mortgage loans.

25.   DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS (FAS 107)

      Statement of Financial Standards No. 107 - "Disclosure About Fair Value of Financial Instruments", requires that the Bank discloses estimated fair values of its financial instruments. As of December 31, 2002 and 2001 the following methods and assumptions were used by the Bank to estimate the fair value of each class of financial instruments for which it is practicable to estimate such values.

      a)    Cash and due from banks

            The carrying amount of the demand deposits in the Bank of Portugal is a reasonable estimate of fair value due to the mandatory nature of such deposits. For the other short-term instruments included in this caption, the carrying amount is a reasonable estimate of fair value.

      b)    Interest-earning deposits in other banks

            For assets maturing within three months, the carrying amount is a reasonable estimate of fair value. The fair value for the Interest - earning deposits in other banks maturing in over three months is estimated by discounting the expected future cash flows using rates currently offered for deposits of similar maturities. For applications in financial institutions under the concept of country risk, the carrying amount, net of the related allowance is considered a reasonable estimate of fair value.

      c)    Trading account securities

            Trading account securities are recorded at market value in the Bank's consolidated balance sheet. Accordingly, these are considered to be a reasonable estimate of fair value.

      d)    Investment securities

            Fixed income:

            i)    Listed securities: at closing market prices;

            ii) Unlisted securities: on the basis of market prices of other listed fixed-income securities with similar interest rates, credit risk and maturities.

            Equities:

            i)    Listed securities: at closing market prices;

            ii) Unlisted securities: at the underlying book value as per the latest financial statements of each investee and other information available.

      e)    Securities to be held to maturity

            For these securities, the closing market prices is a reasonable estimate of fair value.

      f)    Loans

            The fair value of the Bank's loan portfolio is based on the credit and interest rate characteristics of the individual loans within each sector of the portfolio. The fair values of loans were estimated as follows:

            i) The estimation of the allowances for possible loan losses includes consideration of risk premiums applicable to various types of loans based on factors such as the current situation of the economic sector in which each borrower operates, the economic situation of each borrower and guarantees obtained. Accordingly, the allowances for possible loan losses are considered a reasonable estimate of the discount required to reflect the impact of credit risk;

            ii) The loan portfolios of the Bank do not include any significant outstanding balances with fixed interest rates, except for part of the loans for which the market value was estimated on the basis described in the following paragraph. The remaining loans, including mortgage loans, have interest rates which are negotiated, mainly, on a three to six month basis. For this reason, as of December 31, 2002 and 2001, the carrying amount is considered a reasonable estimate of fair value;

            iii) For those loans which the Bank determined as bearing interest at rates below the average market rates (amounting to t.Euro 72,349 and t.Euro 65,473 as of December 31, 2002 and 2001,
                  respectively), the fair value was estimated by discounting the cash flows through to estimated maturity dates using prevailing market rates.

      g)    Accrued interest receivable

            The carrying amount of accrued interest receivable and Portuguese Government Financed Loan buy Down Receivable reflected in Other Assets is considered a reasonable estimate of fair value due to the short term maturity of such balances.

      h)    Deposits and short-term borrowings

            For financial instruments maturing within three months, the carrying amount is a reasonable estimate of fair value.

            Except for short - term borrowings listed in the Portuguese Stock Market, the fair value for interest - bearing deposits and other short - term borrowings maturing in over three months is estimated by discounting the expected future cash flows using rates currently offered for deposits of similar maturities.

      i)    Long-term debt

            The long-term debt includes:

            . bonds listed on Stock Markets and, for that reason, the fair value was estimated using the closing market price;

            . bonds with floating interest rates or with rates linked to indexes, which are similar to the market interest rates available for these instruments, and consequently, the carrying amount is a reasonable estimate of fair value.

      j)    Commitments and contingencies

            i)    Guarantees and other sureties provided

                  The Bank does not have the necessary information available to enable it to determine the fair value of commitments and contingencies. However, it is estimated that the differential, if any, between the fee charged by the Bank for these transactions and the average year-end market fee would not give rise to a material variance from the carrying amount.

            ii) Forward transactions, Forward rate agreements and Financial futures

                  As the Bank makes theoretical year-end closings for all of these transactions, their carrying amount represents a reasonable estimate of fair value.

            iii)  Interest rate swap contracts

                  Fair values of the trading swap contracts are estimated based on the discounted future cash flows of interest to be collected or paid, using the yield curves at year-end for the remaining maturities.

            iv)   Options

                  The trading options are revalued daily based on their market values and the volatility of the related asset of the option.

            The carrying amounts under Portuguese GAAP and estimated fair values of the Bank's financial instruments are as follows:

                                                                     December 31, 2002                December 31, 2001
                                                               -----------------------------    ----------------------------
                                                                 Carrying                         Carrying
                                                                  Amount         Fair Value        Amount        Fair Value
                                                                  ------         ----------        ------        ----------
             Assets:
                 Cash and due from banks                          743,615          743,615         918,034         918,034
                 Interest-earning deposits in other banks       1,900,668        1,900,668       4,094,099       4,094,099
                 Trading account securities                       304,660          304,660         280,690         280,690
                 Investment securities                          1,739,538        1,763,877       1,391,683       1,410,581
                 Securities to be held to maturity                 25,679           28,423          26,206          28,501
                 Loans, net                                    20,324,032       20,321,448      18,882,544      18,878,720
             Liabilities:
                 Deposits -
                     Non interest-bearing deposits                 85,316           85,316         495,215         495,215
                     Interest-bearing deposits                 18,841,138       18,842,707      20,369,751      20,371,139
                 Short-term borrowings                          1,551,615        1,548,477       1,110,679       1,110,269
                 Long-term debt                                 3,237,293        3,205,117       2,217,176       2,179,434

            The following table shows, for each type of instrument in the trading derivative portfolio, the year-end notional amount, the year-end fair value and the average fair value during the year:

                                                             2002                                    2001
                                        ------------------------------------------         --------------------------------------
                                          Notional       Fair value       Average          Notional      Fair value      Average
                                           amount        at closing     fair value          amount       at closing    fair value
                                        ----------       ----------     ----------         ---------     ----------    ----------
      Unmatured forward transactions       121,099         (1,798)            (802)          414,061         1,536          2,062
      Interest rate swap contracts       3,327,960          5,657            7,689         6,355,158         4,163         11,058
      Equity swaps                          86,481         (4,330)             893                --            --             --
      Financial futures                     32,190         (3,280)          (1,146)          203,989          (121)           177
      Forward rate agreements (FRA's)           --             --               --            22,694            (8)             4
      Quotation options                     29,243         (3,569)          (6,950)           37,081        (2,873)          (462)
                                        ----------         ------       ----------         ---------       -------        -------
                                         3,596,973         (7,320)            (316)        7,032,983         2,697         12,839
                                        ==========         ======       ==========         =========       =======        =======

            The assets and liabilities which are hedged by derivatives are considered according to SFAS No. 133 - Valuation of Derivative Instruments (Note 27 d)).

            The foregoing estimates may not reflect the actual amounts which could be realized if all or substantially all of the financial instruments were offered for sale. Furthermore, the estimates used by management were subjective in nature and were based upon judgments in respect of certain economic scenarios. These estimates are also subject to uncertainties. Changes in assumptions, economic conditions and/or market segments and products could materially affect future estimates.

26. SIGNIFICANT DIFFERENCES BETWEEN PORTUGUESE AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

      The accompanying financial statements are presented in accordance with accounting principles generally accepted in Portugal ("Portuguese GAAP") which varies from United States of America generally accepted accounting principles ("U.S. GAAP") in the following significant respects:

      a)    Revaluation of property

            As described in Note 2. g) the Bank has revalued the cost and accumulated depreciation balances of tangible fixed assets in accordance with applicable legislation. Under U.S. GAAP, these revaluations are not permitted to be reflected in the financial statements.

            In accordance with Portuguese GAAP, depreciation of fixed assets is computed on the revalued amount with 60% of the charges attributable to the revaluation being deductible for corporate income tax purposes. In addition, the profit or loss on sales or disposals of fixed assets are based on the difference between the selling price and the net revalued amount.

            The adjustments indicated below have been calculated to eliminate the revaluation and, consequently, to reflect the additional income that would have resulted had the Bank not restated the fixed assets that have been sold and not charged the additional depreciation to income on the remaining restated fixed assets. The respective deferred taxes were also considered.

      b)    Advertising costs

            Under Portuguese GAAP, costs related to advertising may be deferred to future periods and amortized on a straight line basis over three years. Under U.S. GAAP, advertising costs are generally expensed as incurred.

      c)    Pension costs and postretirement health care benefits

            The Bank computes its retirement benefit obligations in accordance with requirements of the Bank of Portugal (Note 2. j)). These requirements differ from U.S. GAAP, namely in the following respects:

            - the cost relating to the increase in pension liabilities due to early retirements may be deferred during a period of approximately ten years or charged directly to retained earnings if approved by Bank of Portugal;

            - until 2000 there was not the concept of unrecognized net gain or loss and the corresponding amortization if in excess of 10 percent of the greater of the projected benefit obligation or the market-related value of plan assets. Bank of Portugal introduced this concept in 2001, but allowed the Bank to expense the unrealized loss in 2001;

            -     healthcare benefits are recorded on a cash-basis.

            For purposes of accounting for pensions under U.S. GAAP the Bank has adopted full accrual of pension liability in prior reporting periods and accordingly reflects no transition liability or prepaid pension cost as of the adoption of SFAS No. 87.

            Pension plans

            As provided for in Portuguese banking regulations and pursuant to elections of the respective banks, totta, CPP and BSP operate pension plans for their employees. The pension plan covering totta employees is supplemental to the social security benefits offered by the Portuguese State and, in addition to the annual pension cost, totta makes annual contributions to the social security system of the Portuguese State (t.Euro 17,405, t.Euro 19,250 and t.Euro 18,161 in 2002, 2001 and 2000, respectively). The plan covering CPP and BSP employees is in lieu of social security benefits and no social security contributions are required.

            With respect to totta employees retiring prior to the official retirement age of 65, at which point non-disability related State Social Security benefits commence, the Bank includes in the computation of the projected benefit obligation its estimate of the present value of the supplemental Social Security component of retirement benefits due to early retirees. This estimated liability for early retirement benefits aggregated t.Euro 136,132 and t.Euro 103,139 as of December 31, 2002 and 2001, respectively.

            Healthcare benefits

            As provided for in Portuguese banking regulations, the Banks also provide supplemental health care benefits to employees and retirees. The supplemental health care plan calls for the Banks to make annual contributions to a health care organization that covers the entire banking system equal to 6.25% of the annual payroll and pension cost. These benefits are provided through a multi-employer plan (as defined in paragraph 78 of SFAS 106). Costs of such supplemental health care benefits are accounted for on a cash basis under Portuguese GAAP.

            For the purposes of U.S. GAAP, the Banks' liabilities in respect of active employees and pensioners were assumed to be an annual contribution of 6.25% of all future pension payments and have been accrued in a manner similar to that applied in the computation of pension liabilities.

            The contributions to the health care plan were the following:

                                              2002         2001         2000
                                              ----         ----         ----

      totta
        Total                                 7,578        6,686        5,904
        Amounts relating to pensioners        3,195        2,614        2,195
      CPP
        Total                                 3,566        3,290        3,083
        Amounts relating to pensioners        1,300          933          764
      BSP
        Total                                 1,867        1,811        1,850
        Amounts relating to pensioners          120          100           85

            Method and Assumptions

            The actuarial valuations of the Banks' pension and post-retirement medical plans as of December 31, 2002 and 2001 were prepared by an Independent Actuary using the Projected Unit Credit Method and considering the following actuarial assumptions and rules:

                                                         2002           2001
                                                         ----           ----

      Rate of return on pension fund assets (1)          5.5%            6.0%
      Discount rate                                      5.5%            6.0%
      Salary growth rate                                 2.5%            2.5%
      Rate of increase in pensions                       2.0%            2.0%
      Mortality table                                 TV 73/77        TV 73/77
      Disability table                               20% of EVK80   20% of EVK80

            The rate of return is used to calculate the net periodic pension cost for the following year.

            Where any gains or losses arise, the calculation of the Net Periodic Benefit Cost allows for these amounts to be amortized over the period of the current employees' average expected remaining years of service. The amount to be amortized is the amount of unrecognized net gain or loss in excess of 10 per cent of the greater of the projected benefit obligation and the fair value of plan assets.

            The pension plans assets as of December 31, 2002 and 2001 consist mainly of investments in Government and corporate bonds, shares, real estate facilities and deposits.

            Net Periodic Benefit Cost

            A summary of the components of the net periodic pension and post-retirement benefit cost for the plans is given below. There is no additional minimum pension liability required to be recognized.

                                                                    2002                        2001                    2000
                                                            --------------------       ---------------------     ------------------
                                                            Pension        Other       Pension        Other      Pension      Other
                                                            Benefits     Benefits      Benefits      Benefits    Benefits   Benefits
                                                            --------     --------      --------      --------    --------   --------
      totta
        Service cost                                             80          584           364           708         653        658
        Interest cost on projected benefit obligation        16,196        3,053        11,702         2,604      12,061      2,464
        Expected return on plan assets                      (15,822)          --       (11,742)           --     (11,457)        --
        Recognized net actuarial gain                          (783)          --        (1,975)           --      (1,716)        --
        Curtailment losses related to early retirements      45,116        3,073        98,138         5,437       9,811        504
                                                            -------       ------       -------         -----     -------      -----
        Net periodic benefit cost                            44,787        6,710        96,487         8,749       9,352      3,626
                                                            =======       ======       =======         =====     =======      =====
      CPP
        Service cost                                          4,719          289         5,621           339       5,472        329
        Interest cost on projected benefit obligation        21,199        1,302        17,403         1,067      15,986        983
        Expected return on plan assets                      (20,062)          --       (16,201)           --     (14,126)        --
        Recognized net actuarial gain                            --           --            --            --        (155)        --
        Curtailment losses related to early retirements      35,067        2,198        51,855         3,217       7,407        459
                                                            -------       ------       -------         -----     -------      -----
        Net periodic benefit cost                            40,923        3,789        58,678         4,623      14,584      1,771
                                                            =======       ======       =======         =====     =======      =====
      BSP
        Service cost                                          3,202          200         2,898           180       2,713        170
        Interest cost on projected benefit obligation         4,175          254         3,621           219       3,287        200
        Expected return on plan assets                       (4,065)          --        (2,963)           --      (2,808)        --
        Recognized net actuarial gain                            --           --            --            --          --         --
        Curtailment losses related to early retirements       5,169          324         3,048           190         175         10
                                                            -------       ------       -------         -----     -------      -----
        Net periodic benefit cost                             8,481          778         6,604           589       3,367        380
                                                            =======       ======       =======         =====     =======      =====

            Balance Sheet items

            SFAS 132 requires disclosure of the change in the Benefit Obligations and the Fair Value of Plan Assets. The changes can be reconciled as follows:

                                                            Pension Benefits                   Other Benefits
                                                        -------------------------         -----------------------
                                                           2002             2001            2002            2001
                                                           ----             ----            ----            ----
      totta
      Change in benefit obligation
        Benefit obligation at beginning of year          286,490          207,199          52,433          44,597
        Service cost                                          80              364             584             708
        Interest cost                                     16,196           11,702           3,053           2,604
        Plan participants' contributions                     526              432              --              --
        Actuarial loss/(gain)                             24,096           (3,417)          1,870           1,701
        Benefits paid by plan                            (32,527)         (26,374)             --              --
        Expenses paid by plan                               (358)            (282)             --              --
        Benefits paid by totta                            (1,552)          (1,272)         (3,194)         (2,614)
        Curtailment cost                                  45,116           98,138           3,073           5,437
                                                        --------         --------         -------         -------
      Benefit obligation at end of year                  338,067          286,490          57,819          52,433
                                                        --------         --------         -------         -------
      Change in plan assets
        Fair value of plan assets at beginning
           of year                                       274,682          200,197              --              --
        Actual return on plan assets                      (5,015)          (3,298)             --              --
        Employer contributions                            68,251          104,007              --              --
        Plan participants' contributions                     526              432              --              --
        Benefits paid by plan                            (32,527)         (26,374)             --              --
        Expenses paid by plan                               (358)            (282)             --              --
                                                        --------         --------         -------         -------
        Fair value of plan assets at end of year         305,559          274,682              --              --
                                                        --------         --------         -------         -------
        Funded status                                    (32,508)         (11,808)        (57,819)        (52,433)
        Account payable to the pension fund                   --            1,074              --              --
        Items in suspense with the pension fund           (1,420)              --              --              --
        Unrecognized net actuarial loss/(gain)               282          (45,431)          3,870           2,000
                                                        --------         --------         -------         -------
      Prepaid (accrued) benefit cost                     (33,646)         (56,165)        (53,949)        (50,433)
                                                        ========         ========         =======         =======

                                                             Pension Benefits                  Other Benefits
                                                        -------------------------         -----------------------
                                                          2002             2001            2002            2001
                                                          ----             ----            ----            ----
      CPP
      Change in benefit obligation
        Benefit obligation at beginning of year          363,259          297,028          22,323          18,229
        Service cost                                       4,719            5,621             289             339
        Interest cost                                     21,199           17,403           1,302           1,067
        Plan participants' contributions                     607              627              --              --
        Actuarial loss/(gain)                             34,943            6,196           2,050             404
        Benefits paid by plan                            (20,583)         (15,058)             --              --
        Expenses paid by plan                               (534)            (413)             --              --
        Benefits paid by CPP                                  --               --          (1,300)           (933)
        Curtailment cost                                  35,067           51,855           2,198           3,217
                                                        --------         --------         -------         -------
      Benefit obligation at end of year                  438,677          363,259          26,862          22,323
                                                        --------         --------         -------         -------
      Change in plan assets
        Fair value of plan assets at beginning
           of year                                       344,255          277,027              --              --
        Actual return on plan assets                      (8,696)          (4,837)             --              --
        Employer contributions                            73,710           86,909              --              --
        Plan participants' contributions                     607              627              --              --
        Benefits paid by plan                            (20,583)         (15,058)             --              --
        Expenses paid by plan                               (534)            (413)             --              --
                                                        --------         --------         -------         -------
        Fair value of plan assets at end of year         388,759          344,255              --              --
                                                        --------         --------         -------         -------
        Funded status                                    (49,918)         (19,004)        (26,862)        (22,323)
        Account payable to the pension fund                   --              515              --              --
        Items in suspense with the pension funds          (1,266)              --              --              --
        Unrecognized net actuarial loss/(gain)            73,191            9,492           2,491             439
                                                        --------         --------         -------         -------
      Prepaid (accrued) benefit cost                      22,007           (8,997)        (24,371)        (21,884)
                                                        ========         ========         =======         =======

                                                                  Pension benefits                Other benefits
                                                              -----------------------         ---------------------
                                                                2002            2001           2002           2001
                                                                ----            ----           ----           ----
      BSP
      Change in benefit obligation
        Benefit obligation at beginning of year                70,544          61,142          4,322          3,743
        Service cost                                            3,202           2,898            200            180
        Interest cost                                           4,175           3,621            254            219
        Plan participants' contributions                          288             254             --             --
        Actuarial loss/(gain)                                  10,972           1,407            602             90
        Benefits paid by plan                                  (2,020)         (1,642)            --             --
        Expenses paid by plan                                    (245)           (184)            --             --
        Benefits paid by BSP                                       --              --           (120)          (100)
        Curtailment cost                                        5,169           3,048            324            190
                                                              -------         -------         ------         ------
      Benefit obligation at end of year                        92,085          70,544          5,582          4,322
                                                              -------         -------         ------         ------
      Change in plan assets
        Fair value of plan assets at beginning of year         68,708          50,080             --             --
        Actual return on plan assets                           (1,773)             74             --             --
        Bank contributions                                     15,719          20,126             --             --
        Plan participations' contributions                        288             254             --             --
        Benefits paid by plan                                  (2,020)         (1,642)            --             --
        Expenses paid by plan                                    (245)           (184)            --             --
                                                              -------         -------         ------         ------
        Fair value of plan assets at end of year               80,677          68,708             --             --
                                                              -------         -------         ------         ------
        Funded status                                         (11,408)         (1,836)        (5,582)        (4,322)
        Account payable to the pension fund                        --             468             --             --
        Items in suspense with the pension fund                  (358)             --             --             --
        Unrecognized net actuarial loss/(gain)                 23,365           6,554            749            145
                                                              -------         -------         ------         ------
      Prepaid (accrued) benefit cost                           11,599           5,186         (4,833)        (4,177)
                                                              =======         =======         ======         ======

            Workforce Reductions

            In 2002 and 2001 a program of workforce reductions took place. This lead to 283 and 622 totta employees, 182 and 325 CPP and 22 and 21 BSP employees retiring prior to the official retirement age of 65, respectively. This lead to a cost of t.Euro 48,189 and t.Euro 103,575 for totta, t.Euro 37,265 and t.Euro 53,072 for CPP and t.Euro 5,493 and t.Euro 3,238 for BSP, respectively.

      d)    Goodwill

            In June 2001, the FASB issued Statement No. 141 (SFAS 141) " Business Combinations" and No. 142 (SFAS 142) "Goodwill and Other Intangible Assets" which require that all business combinations initiated after June 30, 2001 be accounted for under the purchase method. Under these rules, goodwill and intangible assets deemed to have indefinite lives are no longer amortized, but must be subjected to annual impairment tests. Other intangible assets continue to be amortized over their useful lives. The non-amortization provisions of the new rules are effective for fiscal years beginning after December 15, 2001 and immediately for any business combination completed after June 30, 2001. Therefore, for U.S. GAAP purposes the balance of goodwill as of December 31, 2001 was maintained in 2002 and it ceased to be amortized.

            As described in Note 1.5, under Portuguese GAAP goodwill arising on the acquisition of subsidiaries and associated companies is charged directly to reserves in the year of acquisition. For the purpose of calculating the effect of applying U.S. GAAP, until December 31, 2001 goodwill was capitalized and amortized on a straight-line basis over the period estimated to benefit from the purchased goodwill, not exceeding twenty years.

            For the reconciliation to U.S.GAAP the Bank made goodwill impairment tests according to SFAS 142. The procedure followed was:

            -     First, reporting units were determined;

            -     Second, goodwill was allocated to the reporting units;

            - Third, the two step process stated in SFAS 142 was followed to identify and measure any impairment loss.

            As of January 1, 2002 and December 31, 2002 the allocation of goodwill to the segments, as defined in Note 27 c), was as follows:

             Retail Banking - BSP                                   15,467
             CPP                                                   158,185
             Specialized credit                                      4,669
             Other                                                     402
                                                                ----------
                                                                   178,723
                                                                ==========

            As of December 31, 2002 the goodwill on CPP includes an amount of t. Euro 53,983 that is allocated to premises and equipment.

            Impairment tests were made for goodwill on CPP. The test as of January 1, 2002 was made by management using multiples of earnings and of book value. As of December 31, 2002 the impairment test was made based on an independent valuation that used similar valuation techniques. The fair values determined under these valuations indicate that there is no need to record any impairment loss as of December 31, 2002 and January 1, 2002.

            The transitional disclosure for the years ended December 31, 2002, 2001 and 2000 is as follows:

                                                                          Years ended December, 31
                                                             -------------------------------------------------
                                                                 2002               2001               2000
                                                                 ----               ----               ----
      Reported net income                                        168,582            129,609             58,982
      Add back: Goodwill amortization                                 --             11,942             10,939
                                                             -----------        -----------        -----------
      Adjusted net income                                        168,582            141,551             69,921
                                                             ===========        ===========        ===========

      Basic and diluted earnings per share (in Euro):
      Reported net income                                          1.605              1.234              0.973
      Goodwill amortization                                           --              0.114              0.180
                                                             -----------        -----------        -----------
      Adjusted basic and diluted earnings per share                1.605              1.348              1.153
                                                             ===========        ===========        ===========

      e)    Guarantee fund for deposits

            As described in Note 2.n), in 2002 and 2001 following an authorization given by the Bank of Portugal, the Bank paid only 75% of the annual contribution to this Fund with the corresponding charge to earnings. The remaining amounts were reflected in an off - balance sheet account as a contingent liability to be paid if requested. Under U.S. GAAP the unpaid amounts are considered as an expense in the year to which they relate.

      f)    Special reserve for strategic refocusing

            The Shareholders' Meetings of totta and CPP held in March 1999 and 1998 approved the distribution of profits for 1998 and 1997 proposed by the Board of Directors, which included the appropriation of part of those profits into a Special Reserve for Strategic Refocusing of the Group Banks and for adapting to the introduction of Euro and transition to the year 2000. Utilization of this reserve in 2000 which totaled t.Euro 2,384 (t.Euro 3,492 before considering totta's effective participation in CPP), was recorded as a credit within other operating income. This accounting procedure was communicated to the Bank of Portugal. Under U.S. GAAP, those expenses were recorded as current year charges.

      g)    Charges relating to the introduction of Euro

            Following the authorization given by the Bank of Portugal, costs incurred with the introduction of the Euro were allowed to be deferred to future periods and amortized on a straight line basis over three years. Under U.S. GAAP, these costs are generally expensed as incurred.

      h)    Valuation of investment securities - SFAS No. 115

            As of December 31, 2002 and 2001, accounting classifications and valuation methods under Portuguese GAAP (Note 2. e)) and U.S. GAAP for trading securities do not differ materially. The impact on net income and shareholders' equity deriving from the accounting for other-than-temporary impairment on securities is also similar.

            As described in Note 2. e) unrealized losses on investment securities (available-for-sale) are fully provided for. Under U.S. GAAP, available-for-sale securities are reported at fair value, with unrealized gains and losses excluded from earnings and reported net of taxes within Other Comprehensive Income.

            The net income reconciliation item reverses net provisions made during the year for changes in potential losses and recognizes the loss on sale of securities that were charged to earnings under Portuguese GAAP in previous years.

            The shareholders' equity reconciliation item includes the effect of the potential gains on securities. The corresponding deferred tax liabilities were also considered.

            Temporary gains and losses resulting from reporting available-for-sale securities at fair value are reflected net of taxes on Accumulated Other Comprehensive Income.

      i)    Consistency of accounting estimates

            For purpose of financial reporting under Portuguese GAAP, from 1993 to 1996, management of totta and its principal investee, CPP, utilized different depreciation and amortization periods for fixed and intangible assets which have substantially identical characteristics, use and economic lives. Under U.S. GAAP, depreciation and amortization charges should be based on management estimates of economic useful lives, consistently applied within the consolidated group.

            Included in the accompanying reconciliation of consolidated net income and shareholders' equity between Portuguese and U.S. GAAP is an adjustment to reflect the additional depreciation and amortization charges attributable to conforming estimated lives of fixed and intangible assets of CPP to those used by totta until 1996. In 2002, 2001 and 2000 the adjustment reflects the additional income that would have been recognized had CPP not depreciated and amortized fixed and intangible assets, fully depreciated and amortized under U.S. GAAP.

      j) Increase in depreciation of the fixed assets of CPP not deductible for income tax purposes

            In accordance with U.S. GAAP the price paid for the Bank's interest in CPP was allocated to net assets and liabilities including consideration of tax attributes of such assets and liabilities. Tax attributes, among others, included the excess of revalued fixed assets over amounts deductible for tax reporting purposes. The tax effect of such excess has been recorded as a deferred tax liability with a corresponding increase in goodwill computed for U.S. GAAP purposes. This adjustment is included under the captions "Goodwill" and "Deferred income taxes".

      k)    Facilities sold to the totta Pension Fund

            During 1996, the Bank sold certain facilities to its employee Pension Fund and entered into a short term lease agreement for the continued occupancy of those facilities. This was an arms-length transaction, and the Bank recorded a gain of t.Euro 3,217. Pursuant to U.S. GAAP, as set forth in Financial Accounting Standard No. 98, Accounting For Leases, where sale transactions involving real estate include provisions for leaseback, any continuing involvement other than a normal leaseback will require the sales proceeds to be accounted for under the deposit method. The restriction against any continuing involvement is generally interpreted broadly and would include any provision or circumstance that allows the seller-lessee to participate in any future profits of the buyer-lessor or the appreciation of the leased property. Under the deposit method the sales proceeds would be reflected as a liability, with the historical carrying value of the facilities reflected as an asset along with periodic depreciation.

            The Bank has a continuing involvement as it is affected by the return on the Pension Fund assets. For U.S. GAAP the gain is being amortized over a period of twenty years.

      l)    Treasury stock

            Under Portuguese GAAP treasury stock is presented as an asset and valued as trading or investment securities and therefore whenever the market value is lower than cost a provision is recorded. For U.S. GAAP purposes treasury stock is recorded at acquisition cost and deducted from shareholders' equity. The gains and losses on sales of treasury stock are accounted for as adjustments to shareholders' equity and not as part of income.

      m)    Other intangible assets

            Under Portuguese GAAP costs related to consulting services, research and development and others may be deferred to future periods and amortized on a straight line basis over three years. Under U.S. GAAP these costs are generally expensed as incurred.

      n)    Application of equity method

            In 1999 the Bank owned a participation of 24.84% in a company with the purpose selling it in the short term. This participation was recorded at cost and was included in the caption shares issued by Portuguese companies. For U.S. GAAP purposes this participation was recorded under the equity method. During 2000 this investment was sold.

      o)    Reorganization of entities under common control

            In December 2000 SCH subscribed for a capital increase in totta which was paid up in kind with shares of another subsidiary (Foggia) valued based on an independent valuation. This company had acquired also from SCH Group companies all the share capital of BSNP for t.Euro 404,777 and a participation of 82.06% in BSP for t.Euro 607,539. These amounts were supported by valuations made by independent entities.

            Also in December 2000 a wholly owned subsidiary of totta acquired from another SCH company 29.34% of the share capital of CPP which had been acquired by that company to third parties at the end July 2000.

            Under Portuguese GAAP, BSNP and BSP were consolidated at totta level as of December 31, 2000 and no income was incorporated for the year 2000. The difference between the book value of these two banks and the amount attributed to them on the capital increase of totta was charged to reserves.

            Concerning the acquisition of 29.34% of the CPP's share capital the goodwill was determined as of December 31, 2000 and no income was incorporated for the year 2000.

            Under US GAAP the assets and liabilities of BSNP and BSP were accounted for in a manner similar to that in pooling of interest accounting, as from April 1, 2000, date from which totta and these two banks are under the common control of SCH Group. Therefore the adjustment reflects the net income of these banks attributable to totta from April 1, 2000 to December 31, 2000 with a corresponding entry to retained earnings.

            For the acquisition of the 29.34% of the CPP's share capital the adjustment under US GAAP reflects the net income attributable to totta from August 1, 2000 to December 31, 2000 with a corresponding entry to goodwill. This acquisition was accounted as a purchase for U.S. GAAP, as from the date SCH Group acquired it from third parties.

      p)    Reversal of an allowance for investments securities

            As of December 31, 2002 and 2001 the Bank has an allowance of t.Euro 18,001 for an investment security for which it has a contract that guarantees a sale price equivalent to the acquisition cost plus interest. The Bank has booked the allowance to cover the risk of any potential problems with the guarantee.

            Under US GAAP this allowance was reversed in 2001.

      q)    Valuation of derivative instruments

            Only for the purpose of preparing the reconciliation between Portuguese and U.S. GAAP, the Bank adopted SFAS No. 133 on January 1, 2001. In order to conform to U.S. GAAP:

            - Certain transactions have been changed from hedge accounting to speculative accounting;

            - Hedging transactions that meet U.S. GAAP criteria have been marked to market.

            The transition adjustment as of January 1, 2001 increased net income by t.Euro 10,887 (net of related income taxes of t.Euro 5,913), and decreased Other Comprehensive Income by t.Euro 754 (net of taxes).

            For more information about derivatives see Notes 20 and 27 e).

      r)    Foreign currency translation

            Under Portuguese GAAP the foreign currency financial statements that are incorporated in the financial statement of the Bank are translated using the exchange rates at the balance sheet date and the translation adjustments are included in net income.

            For U.S. GAAP purposes the revenues, expenses, gains and losses of the foreign entities that do not use the Euro as their functional currency were translated using average monthly rates. The translation adjustment is reported in other comprehensive income. Nevertheless the operations of these entities are not significant.

            There is no adjustment related to the accounting treatment of highly inflationary environments since a Securities Exchange Commission accommodation for foreign registrants permits the inclusion of comprehensive price-level adjusted financial statements as long as local GAAP requires them and Portuguese GAAP allows it.

      s)    Bonus to the board of directors

            The Shareholders' Meetings held in May 2003 approved the bonus granted to the board of directors. Under U.S. GAAP, bonus are considered as an expense in the year to which they relate.

      t)    Deferred income taxes

            The effects of deferred income taxes arising from the adjustments required to reconcile Portuguese GAAP to U.S. GAAP are estimated using the guidelines established by SFAS No. 109.

            Under the Portuguese tax rules items are generally deductible for income taxes when expensed in the financial statements and similarly revenue is generally taxed when recognized in a company's financial statements. In addition there are certain provisions recorded that will only be accepted as tax expenses in the following years and the tax losses carryforward are not recognized under Portuguese GAAP. According to the Portuguese tax rules the capital gains made on the sale of equity participations by the holding companies of the totta Group were not subject to income tax because those companies declared the reinvestment of the total amount of the sales. Under Portuguese GAAP no deferred tax liabilities were recorded as management decided to reinvest those amounts in equity participations to maintain in the long term and therefore does not expect that the income taxes will be payable in a foreseeable future.

            A reconciliation between the Bank's effective income taxes and the Portuguese statutory income tax rate is disclosed in Note 23.

            Accordingly, in preparing the reconciliation to U.S. GAAP a deferred tax asset was recorded to reflect the tax effect of net cumulative expenses recognized under U.S. GAAP and not recorded under Portuguese GAAP, the impact of the provisions that will be accepted as tax expenses in the future and the effect of the tax losses carryforward. Also a deferred tax liability was recognized relating to the capital gains on the sale of participations in the year 2000 that will be payable if the Bank sells in the future the equity investments in which the reinvestment is or will be made, although a significant part corresponds to Group companies. During 2002 the tax rate applicable to the sale of equity investments in which the reinvestment was made was reduced to 50%.

            The Bank estimates that the ability to manage the timing of the reversal of the various timing differences will assure the full recovery of the deferred tax assets and accordingly no valuation allowance is needed.

            The net deferred tax is made up as follows:

                                                                        2002             2001
                                                                        ----             ----
      Deferred tax assets                                              257,208          279,552
      Deferred tax liabilities                                         (48,840)        (105,194)
                                                                      --------         --------
      Net deferred tax attributable to timing differences              208,368          174,358
      Deferred tax on potential gains on investment securities          (2,685)          (1,311)
      Deferred tax on the valuation of derivative instruments              476           (1,050)
                                                                      --------         --------
                                                                       206,159          171,997
                                                                      ========         ========

            The components of the deferred tax resulting from timing differences are as follows:

                                                                             2002             2001
                                                                             ----             ----
      Revaluation of fixed assets (60% deduction - see Note 26.a))          39,486           40,840
      Advertising costs                                                      1,850            4,642
      Pension costs and health care post retirement benefits               417,683          314,502
      Guarantee fund for deposits                                           38,013           33,851
      Consistency of accounting estimates                                    4,429            4,816
      Other intangible assets                                                3,241            2,579
      Valuation of derivative instruments                                  (49,418)        (126,077)
      Valuation of investment securities                                        --           96,355
      Tax losses carryforward                                               72,407           99,781
      Provisions temporarily non-deductible for income tax                 198,502          189,257
      Capital gains temporarily deductible for income tax                  (86,384)        (172,769)
      Other                                                                 (8,392)           7,559
                                                                          --------         --------
      Net cumulative expenses subject to the
         calculation of deferred tax                                       631,417          495,336
      Net deferred tax asset (tax rate of 33%
         for 2002 and of 35.2% for 2001)                                   208,368          174,358
                                                                          ========         ========

      u)    Consolidation procedures

            The subsidiaries whose business activities differ from those of the Bank are recorded by the equity method. Under U.S. GAAP these companies should be consolidated. The consolidation by the full consolidation method would have no impact on the shareholders' equity or on net income, but the total consolidated assets and liabilities would be increased by the following amounts:

                                                                                                    2002            2001
                                                                                                    ----            ----
             Total consolidated assets                                                           1,077,204         414,005
             Total consolidated liabilities                                                      1,077,204         414,005

            At December 31, 2002 and 2001 the Bank had a 50% interest in Pinto Totta International Finance (PTIF), which has issued preference shares (Note 16). As the control is shared with Banco Comercial Portugues, S.A., it was consolidated by the proportional method. Under U.S. GAAP, this company should be recorded under the equity method.

            The application of the equity method would have no impact on shareholders' equity or on net income but would require the following reclassification entries (increase/(decrease)):

                                                                                                    2002            2001
                                                                                                    ----            ----
             Minority interest in consolidated subsidiaries                                       (123,059)      (146,489)
             Long-term debt                                                                        119,195        141,836
             Other liabilities                                                                       3,864          4,653

            The summarized statements of income and balance sheets for the years ended December 31, 2002 and 2001, equivalent to the 50% interest under the proportional method, are as follows:

                                                                                                    2002            2001
                                                                                                    ----            ----
             Statements of income
               Interest income                                                                       9,211         11,205
               Interest expense                                                                      9,211         11,205
                                                                                                  --------      ---------
             Net interest income                                                                        --             --
                                                                                                  ========      =========
             Balance sheets
               Interest - earning deposits in other banks                                          119,224        141,865
               Other assets                                                                          3,864          4,653
                                                                                                  --------      ---------
             Total assets                                                                          123,088        146,518
                                                                                                  ========      =========

             Total liabilities                                                                       3,864          4,653
             Shareholders' equity                                                                  119,224        141,865

            At December 31, 2002 Pinto Totta International represented 0.5% of the consolidated assets (0.5% in 2001) and 0.02% of the consolidated liabilities (0.02% in 2001).

      v)    Summary of the significant adjustments to net income

            The following is a summary of the significant adjustments to net income of totta which would be required if accounting principles accepted in the United States of America (U.S. GAAP) had been applied instead of Portuguese accounting principles and standards.

                                                                                   Years ended December, 31
                                                                        ------------------------------------------
                                                                          2002             2001             2000
                                                                          ----             ----             ----
      Net income as reported in the statutorially
         approved financial statements                                   209,560          198,500          100,260

          Impact of the revision of the statutorially
             approved financial statements (Note 1.3)                     (3,989)           2,338          (36,683)
                                                                        --------         --------         --------
      Net income as revised in accordance with
         Portuguese accounting principles and standards                  205,571          200,838           63,577

          Revaluation of fixed assets                                      2,512            2,902            4,621
          Advertising costs                                                2,792              600           (5,242)
          Pension costs and health care
             postretirement benefits                                     (86,784)        (113,052)           1,420
          Goodwill                                                            --          (11,942)         (10,939)
          Guarantee fund for deposits - Annual contribution               (4,162)         (13,153)          (7,790)
          Special reserve for strategic refocusing                            --               --           (2,384)
          Charges relating to the introduction of the Euro                    --               --            1,247
          Valuation of investment securities                              95,841          (97,157)          (3,741)
          Consistency of accounting estimates                                387              611            1,222
          Facilities sold to the Pension Fund                                161              161              161
          Treasury stock                                                      --               --           (3,492)
          Other intangible assets                                           (662)            (100)           1,771
          Application of the equity method                                    --               --          (15,757)
          Reorganization of entities under common control                     --               --           39,495
          Reversal of an allowance for investments securities                 --           18,001               --
          Valuation of derivative instruments                            (76,659)         126,077               --
          Foreign currency translation, net                                  447              396               --
          Bonus to the board of directors                                 (4,153)              --               --
          Deferred income taxes relating to the
             adjustments to U.S. GAAP and others                          33,291           15,427           (5,187)
                                                                        --------         --------         --------
      Approximate net income in accordance with U.S. GAAP                168,582          129,609           58,982
                                                                        ========         ========         ========
      Weighted average number of shares
         (in thousands of units)                                         105,005          105,000           60,616
                                                                        ========         ========         ========
      Approximate net income in accordance with U.S. GAAP
         per share (basic and diluted) of common stock (in Euro)           1.605            1.234            0.973
                                                                        ========         ========         ========

                                                                             Years ended December, 31
                                                                   -----------------------------------------
                                                                     2002             2001            2000
                                                                     ----             ----            ----
      Statement of Comprehensive Income, net of tax

      Approximate net income (loss) in accordance with
         U.S. GAAP                                                  168,582          129,609          58,982
      Unrealized gains (losses) on securities:
      . Unrealized gains (losses) arising during the period           1,776            1,067            (200)
      . Reclassification adjustment                                    (280)             155              71
      Foreign currency translation adjustment:
      . Arising during the period                                      (447)            (396)             --
      Net gains (losses) on derivative instruments:
      . Arising during the period                                      (695)           1,934              --
      . Reclassification adjustment                                  (2,206)              --              --
                                                                   --------         --------         -------
                                                                    166,730          132,369          58,853
                                                                   ========         ========         =======

            Net gains on derivatives for the year ended December 31, 2001 include the after tax transition adjustment loss resulting from the adoption (for U.S. GAAP reporting purposes only) of SFAS 133 on January 1, 2001, in the amount of t.Euro 754.

      x)    Summary of the significant adjustments to shareholders' equity

            The following is a summary of the significant adjustments to shareholders' equity of totta which would be required if accounting principles accepted in the United States of America (U.S. GAAP) had been applied instead of Portuguese accounting principles and standards.

                                                                                    Years ended
                                                                                    December, 31
                                                                           -----------------------------
                                                                              2002               2001
                                                                              ----               ----
      Shareholders' equity as reported in the statutorially
         approved financial statements                                      1,274,752          1,041,712

      Impact of the revision of the statutorially approved
         financial statements (Note 1.3)                                       83,299             87,288
                                                                           ----------         ----------
      Shareholders' equity in accordance with Portuguese
         accounting principles and standards                                1,358,051          1,129,000

          Revaluation of fixed assets                                         (82,466)           (84,977)
          Advertising costs                                                    (1,850)            (4,642)
          Pension costs and health care postretirement benefits              (236,121)          (149,337)
          Goodwill                                                            178,723            178,723
          Guarantee fund for deposits - annual contribution                   (38,013)           (33,851)
          Valuation of investment securities                                    5,443            (92,631)
          Consistency of accounting estimates                                  (4,429)            (4,816)
          Facilities sold to the Pension Fund                                  (2,097)            (2,258)
          Other intangible assets                                              (3,241)            (2,579)
          Reversal of an allowance for investments securities                  18,001             18,001
          Bonus to the board of directors                                      (4,153)                --
          Valuation of derivative instruments                                  47,975            129,061
          Deferred income taxes relating to the
             adjustments to U.S. GAAP and others                              206,159            171,997
                                                                           ----------         ----------
      Approximate shareholders' equity in accordance with U.S. GAAP         1,441,982          1,251,691
                                                                           ==========         ==========

      z)    Other comprehensive income

            SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. The objective of the statement is to report a measure of all changes in Shareholders' equity that result from transactions and other economic events of the period from non-owner sources.

            The accumulated balances of other comprehensive income for the years ended December 31, 2002, 2001 and 2000 were as follows:

                                                         Net gains
                                             Foreign    (losses) on     Unrealized        Other
                                            currency    derivative    gains/(losses)  comprehensive
                                              items     instruments    on securities     income
                                              -----     -----------    -------------     ------
      Balance as of December 31, 1999           --             --          1,127          1,127
        Changes in 2000                         --             --           (129)          (129)
                                              ----         ------         ------         ------
      Balance as of December 31, 2000           --             --            998            998
                                              ----         ------         ------         ------
        Foreign currency translation          (396)            --             --           (396)
        SFAS 133 transition adjustment          --           (754)            --           (754)
        Changes in 2001                         --          2,688          1,222          3,910
                                              ----         ------         ------         ------
      Balance as of December 31, 2001         (396)         1,934          2,220          3,758
                                              ----         ------         ------         ------
        Changes in 2002                       (447)        (2,901)         1,496         (1,852)
                                              ----         ------         ------         ------
      Balance as of December 31, 2002         (843)          (967)         3,716          1,906
                                              ====         ======         ======         ======

            Taxes allocated to each component of other comprehensive income in 2002, 2001 and 2000 were as follows:

                                                       2002                           2001                          2000
                                           ----------------------------  ---------------------------    ----------------------------

                                            Before      Tax       Net     Before       Tax       Net     Before      Tax       Net
                                              tax    (expense)  of tax      tax     (expense)  of tax      tax    (expense)  of tax
                                            amount  or benefit  amount    amount   or benefit  amount    amount  or benefit  amount
                                            ------  ----------  ------    ------   ----------  ------    ------  ----------  ------
      Foreign currency
        translation adjustments              (447)        --      (447)     (353)       (43)     (396)      --         --       --
                                           ------     ------    ------    ------     ------    ------     ----       ----     ----
      Net gains (losses) on derivatives
        Total gains (losses) arising
        during the period                  (1,037)       342      (695)    2,984     (1,050)    1,934       --         --       --
        Less: reclassification
        adjustment for losses (gains)
        included in net income             (3,390)     1,184    (2,206)       --         --        --       --         --       --
                                           ------     ------    ------    ------     ------    ------     ----       ----     ----
      Net unrealized gains (losses)        (4,427)     1,526    (2,901)    2,984     (1,050)    1,934       --         --       --
                                           ------     ------    ------    ------     ------    ------     ----       ----     ----
      Unrealized gains on securities:
        Total gains (losses) arising
        during the period                   2,651       (875)    1,776     1,646       (579)    1,067     (409)       209     (200)
        Less: reclassification
        adjustment for losses (gains)
        included in net income               (418)       138      (280)      240        (85)      155      145        (74)      71
                                           ------     ------    ------    ------     ------    ------     ----       ----     ----
      Net unrealized gains (losses)         2,233       (737)    1,496     1,886       (664)    1,222     (264)       135     (129)
                                           ------     ------    ------    ------     ------    ------     ----       ----     ----
      Other comprehensive income           (2,641)       789    (1,852)    4,517     (1,757)    2,760     (264)       135     (129)
                                           ======     ======    ======    ======     ======    ======     ====       ====     ====

27.   ADDITIONAL DISCLOSURES REQUIRED BY U.S. GAAP

      a)    Allowances for credit losses

            Allowances for impairment of loans

            For reporting under U.S. GAAP, the provisions of Statement of Financial Accounting Standards No. 114 "Accounting by Creditors for Impairment of a Loan" (FAS 114), became effective January 1, 1995. This standard requires all loans deemed to be impaired, those loans for which full collection of principal and interest is in doubt, be measured based on the present value of expected future cash flows discounted at the loan's original effective interest rate or the fair value of the collateral if deemed to be collateral dependent. As a practical alternative, the Bank considers impaired loans the following:

            -     installments past due of loans;

            - outstanding principal of loans that have past due installments;

            -     restructured loans;

            -     Other impaired loans.

            The recorded investment in impaired loans is reported on the accompanying balance sheets within the caption Loans, net, as is the related valuation allowance. These balances as of December 31, 2002 and 2001 are summarized as follows:

                                                           2002             2001
                                                           ----             ----
      Installments past due of loans                      419,528          482,706
      Outstanding principal of loans that
         have past due installments                        35,506           34,327
      Restructured loans and other impaired loans         312,887          299,474
                                                         --------         --------
                                                          767,921          816,507
      Valuation allowance on impaired loans              (302,305)        (385,155)
                                                         --------         --------
      Net exposure                                        465,616          431,352
                                                         ========         ========

            The valuation allowance on impaired loans was obtained from the following allowances:

            -     Overdue loans and interest due;

            -     Credits of doubtful collection;

            - Specific credit risks, which are allocated to restructured loans and other impaired loans.

            For purpose of estimating the above valuation allowance, the Bank has estimated that with respect to aggregate impaired loans the reserving methodology applied against identified impaired loans provides a reasonable proxy for estimation of the difference between the recorded loan balance and estimated discounted cash flows from borrowers, guarantors or collateral.

            In accordance with Bank of Portugal reporting requirements accrual of interest is discontinued on the principal past due more, except for mortgage loans. Unless otherwise identified by the Bank management as impaired, interest continues to be accrued on the remaining balances of loans due from customers. Interest that would have been received on loans reported as past due, during the years ended December 31, 2002 and 2001, approximated t.Euro 13,650 and t.Euro 17,032, respectively. These amounts were estimated based on the monthly average balance of principal past due times the average interest rate of the loan portfolio, less the interest recorded on overdue mortgage loans, and therefore exceeds the actual amount of interest forgone to the extent cash collections were received. Under U.S. GAAP the interest received for principal past due are deducted to the principal and the allowances are reversed.

            Other allowances for loan losses

            Under U.S. GAAP the estimation of allowances for large groups of smaller-balance homogeneous loans and other large groups of loans containing unidentified impaired loans, follows guidance in statement of Financial Accounting Standards No. 5 (FAS 5). Guidance in FAS 5 calls for management to estimate losses inherent in the existing loans.

            In order to access if the allowance for general credit risks is sufficient to provide for the losses on loans that are collectively evaluated for impairment, the loan portfolio is divided into segments, namely the following:

            -     Mortgage loans;

            -     Consumer loans and credit cards;

            -     Loans to small business companies.

            The allowances required are estimated based on the loss experience for each segment and on the analysis of samples within each category.

            The amount of the allowance for general credit risks that was not allocated to estimated loan losses after performing the analysis describe above is not material.

      b)    International operations

            The Bank's operations are primarily focused on the domestic Portuguese retail market. The Bank further provides international financing for the investment needs of Portuguese customers as well as specific services in the domestic market to international clients and Portuguese emigrants.

            Due to the complex nature of the Bank's businesses and because its revenue from customers domiciled outside Portugal is recorded in both domestic and foreign offices, it is impossible to segregate with precision the respective contributions to income from the domestic and international operations. As these operations are highly integrated, estimates and subjective assumptions have been made to apportion revenue and expenses between domestic and international operations.

            The Bank conducts its international banking, finance and trade activities through international offices, associated companies and branches, with principal operations in London. Subject to the above limitations, estimates and assumptions, the following tables reflect select condensed financial information with respect to the Bank's domestic and international operations.

            Total assets:

                                                                  2002                2001
                                                                  ----                ----
      Domestic                                                 24,190,914          24,682,852
                                                              -----------         -----------
      International:
          United Kingdom                                        1,534,870           1,323,108
          United States and Cayman                                218,418             511,720
          Other                                                   537,926             423,326
                                                              -----------         -----------
                                                                2,291,214           2,258,154
                                                              -----------         -----------
                                                               26,482,128          26,941,006
                                                              ===========         ===========

            Total revenues:

                                              2002                2001                2000
                                              ----                ----                ----
      Domestic                              1,475,708           1,524,823           1,172,095
                                          -----------         -----------         -----------
      International:
          United Kingdom                       45,226              68,906              89,484
          United States and Cayman              6,121              32,363              53,316
          Other                                36,682              70,793              78,098
                                            ---------           ---------           ---------
                                               88,029             172,062             220,898
                                            ---------           ---------           ---------
                                            1,563,737           1,696,885           1,392,993
                                            =========           =========           =========

            Income before income tax:

                                              2002                2001                2000
                                              ----                ----                ----
      Domestic                                254,842             273,760              73,060
                                          -----------         -----------         -----------
      International:
          United Kingdom                        3,299             (24,992)             (4,035)
          United States and Cayman             (4,789)            (11,365)             13,088
          Other                                  (328)              1,634              (1,636)
                                              -------             -------              ------
                                               (1,818)            (34,723)              7,417
                                              -------             -------              ------
                                              253,024             239,037              80,477
                                              =======             =======              ======

      c)    Segment information

            Effective beginning in 1998, SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" established guidelines for the way that public business enterprises report information about operation segments in financial statements. This Statement also establishes guidelines for related disclosures about products and services, geographical areas and major customers.

            The Bank conducts its business mainly through the following areas:

            -     Retail Banking

            -     Credito Predial Portugues (CPP)

            -     Specialized Credit

            -     Investment Banking

            -     Asset Management

            These segments are defined by management and reflect the way business is conducted. The Bank also conducts business in certain international markets for which condensed financial information is provided (Note 27 b)).

            The segregation of each of these areas is based on the financial statements of the different legal incorporated units.

            -     Retail Banking

                  This area covers all the universal banking activities and includes Banco Totta & Acores (totta) and Banco Santander Portugal (BSP).

                  As BSP was acquired by totta at the end of December 2000, no income was incorporated in 2000.

            -     Credito Predial Portugues

                  This bank provides mainly residential mortgage loans to individuals and medium and long term loans to construction and public works companies. It also provides commercial loans.

                  As of December 31, 1999 totta had a 58.03% interest on this bank. In April 2000 it acquired an additional 12.63% and since the end of December 2000 totta has 100% of the share capital of CPP.

            -     Specialized Credit

                  This segment covers the specialized credit area such as leasing, long term rental, factoring and consumer credit.

            -     Investment Banking

                  Besides serving corporate and institutional clients Banco Santander de Negocios Portugal (BSNP) develops its activities in the following areas: treasury, custody, structured products development, brokerage, equity research and corporate finance.

                  As BSNP was acquired by totta at the end of December 2000, no income for this year was incorporated.

            -     Asset Management

                  This area covers investment funds and pension funds management companies.

                  In 1999 totta had a 50% interest on part of the group companies that operated on this segment. In April 2000 totta acquired the remaining share capital of these companies and in August 2000 sold them to BSNP. As mentioned above totta acquired BSNP in December 2000 and therefore as of December 31, 2000 totta controlled 100% of the asset management companies of the Group in Portugal.

                  During 2000 totta incorporated 50% of the net income of part of these companies between January and April and 100% from April to July.

            -     Other

                  The column "Other" includes the inter-company balances and the balances relating to activities that are not identified as a segment.

                  In 2000 the Other operating income include t.Euro 166,524 relating to gains on disposition of an equity investment recorded by the equity method and of investment securities, held by holding companies that are totta subsidiaries.

                  DATA BY BUSINESS AREA

                                                                                        2002
                                                  ---------------------------------------------------------------------------------
                                                       Retail Banking
                                                  -------------------------                 Specialized   Investment       Asset
                                                     totta          BSP           CPP         Credit        Banking      Management
                                                  -----------   -----------   -----------   -----------   -----------   -----------
ASSETS                                                                           (Thousands of Euros)
Cash and due from banks                               415,868       108,508       101,519           176         8,190        24,354
Interest-earning deposits in other banks            8,792,580       489,252       555,665            --       525,047            --
Trading account securities                             54,221        18,093            --            --       257,823            --
Investment securities                               1,246,691       215,141       342,557        72,124       116,877           840
Securities to be held to maturity                          --        25,679            --            --            --            --
Loans, net                                          6,455,097     4,142,199     8,513,184     1,194,666        93,197            --
Premises, equipment and other fixed assets, net       195,237        54,233       120,228         2,156         2,225           404
Due from customers on acceptances                      46,295            --            --            --            --            --
Investments in affiliated companies                 1,883,108         8,779       287,566            --        10,183         1,896
Other assets                                          363,703       135,318       233,994        20,293       401,231         4,476
                                                  -----------   -----------   -----------   -----------   -----------   -----------
        Total assets                               19,452,800     5,197,202    10,154,713     1,289,415     1,414,773        31,970
                                                  ===========   ===========   ===========   ===========   ===========   ===========

                                                              2002
                                                    --------------------------
                                                       Other          Total
                                                    -----------    -----------
ASSETS                                                 (Thousands of Euros)
Cash and due from banks                                  85,000        743,615
Interest-earning deposits in other banks             (8,461,876)     1,900,668
Trading account securities                              (25,477)       304,660
Investment securities                                  (254,692)     1,739,538
Securities to be held to maturity                            --         25,679
Loans, net                                              (74,311)    20,324,032
Premises, equipment and other fixed assets, net          17,892        392,375
Due from customers on acceptances                        (5,011)        41,284
Investments in affiliated companies                  (2,096,197)        95,335
Other assets                                           (244,073)       914,942
                                                    -----------    -----------
        Total assets                                (11,058,745)    26,482,128
                                                    ===========    ===========

                                                                                           2001
                                                  ----------------------------------------------------------------------------------
                                                      Retail Banking
                                                  -----------------------              Specialized  Investment       Asset
                                                     totta          BSP           CPP         Credit        Banking     Management
                                                  -----------   -----------   -----------   -----------   -----------   -----------
ASSETS                                                                            (Thousands of Euros)
Cash and due from banks                               723,215       561,258       282,242           518        16,989        23,949
Interest-earning deposits in other banks            7,622,805       578,322       467,288            --       632,331            --
Trading account securities                                 --        21,495            --            --       361,241            --
Investment securities                                 973,267       291,065       439,365            --        28,447            75
Securities to be held to maturity                          --        26,206            --            --            --            --
Loans, net                                          6,703,634     3,523,663     7,836,778     1,040,365        46,026            --
Premises, equipment and other fixed assets, net       206,747        56,577       126,274         3,136         2,397           517
Due from customers on acceptances                      44,177            --            --            --            --            --
Investments in affiliated companies                 1,529,725         9,717       285,893           185        10,805         1,730
Other assets                                          533,039       102,567       150,120        16,640       377,800         6,464
                                                  -----------   -----------   -----------   -----------   -----------   -----------
        Total assets                               18,336,609     5,170,870     9,587,960     1,060,844     1,476,036        32,735
                                                  ===========   ===========   ===========   ===========   ===========   ===========

                                                              2001
                                                   --------------------------
                                                      Other          Total
                                                   -----------    -----------
ASSETS                                               (Thousands of Euros)
Cash and due from banks                               (690,137)       918,034
Interest-earning deposits in other banks            (5,206,647)     4,094,099
Trading account securities                            (102,046)       280,690
Investment securities                                 (340,536)     1,391,683
Securities to be held to maturity                           --         26,206
Loans, net                                            (267,922)    18,882,544
Premises, equipment and other fixed assets, net         15,473        411,121
Due from customers on acceptances                       (9,415)        34,762
Investments in affiliated companies                 (1,809,175)        28,880
Other assets                                          (313,643)       872,987
                                                   -----------    -----------
        Total assets                                (8,724,048)    26,941,006
                                                   ===========    ===========

                                                                                 2002
                                             ----------------------------------------------------------------------------
                                                 Retail Banking
                                             -----------------------               Specialized   Investment      Asset
                                               totta         BSP           CPP        Credit      Banking      Management
                                             ----------   ----------   ----------   ----------   ----------    ----------
STATEMENT OF INCOME                                                      (Thousands of Euros)
Interest income                                 656,447      232,341      490,052       60,068       37,554           615
Interest expense                                392,502      123,830      275,168       38,577       24,002             3
                                             ----------   ----------   ----------   ----------   ----------    ----------
      Net interest income                       263,945      108,511      214,884       21,491       13,552           612
Provisions for loan losses                       22,166       15,768       37,891        2,306           94            --
                                             ----------   ----------   ----------   ----------   ----------    ----------
      Net interest income after provisions
          for loan losses                       241,779       92,743      176,993       19,185       13,458           612
Equity in earnings of investments
    recorded by the equity method                    --           --           --          767           --           565
Other operating income                          139,112       40,863       80,591        9,566       46,239        45,676
Other operating expenses                        329,553       93,999      169,544       15,719       35,462        37,378
Minority interest                                    --        5,827           --           --           --            --
                                             ----------   ----------   ----------   ----------   ----------    ----------
Income before income tax                         51,338       33,780       88,040       13,799       24,235         9,475
Income tax expense                                7,895        6,500       15,201        4,970          550         3,023
                                             ----------   ----------   ----------   ----------   ----------    ----------
      Net income                                 43,443       27,280       72,839        8,829       23,685         6,452
                                             ==========   ==========   ==========   ==========   ==========    ==========

                                                        2002
                                             ------------------------
                                                Other         Total
                                             ----------    ----------
STATEMENT OF INCOME                             (Thousands of Euros)
Interest income                                (257,596)    1,219,481
Interest expense                               (261,926)      592,156
                                             ----------    ----------
      Net interest income                         4,330       627,325
Provisions for loan losses                        2,740        80,965
                                             ----------    ----------
      Net interest income after provisions
          for loan losses                         1,590       546,360
Equity in earnings of investments
    recorded by the equity method                (3,326)       (1,994)
Other operating income                          (17,791)      344,256
Other operating expenses                        (80,347)      601,308
Minority interest                                28,463        34,290
                                             ----------    ----------
Income before income tax                         32,357       253,024
Income tax expense                                9,314        47,453
                                             ----------    ----------
      Net income                                 23,043       205,571
                                             ==========    ==========

                                                                               2001
                                             ----------------------------------------------------------------------------
                                                 Retail Banking
                                             -----------------------               Specialized   Investment      Asset
                                               totta         BSP           CPP        Credit      Banking      Management
                                             ----------   ----------   ----------   ----------   ----------    ----------
STATEMENT OF INCOME                                                     (Thousands of Euros)
Interest income                                 818,120      233,127      534,795       66,701       70,890           513
Interest expense                                526,613      131,856      329,668       45,464       30,786           285
                                             ----------   ----------   ----------   ----------   ----------    ----------
      Net interest income                       291,507      101,271      205,127       21,237       40,104           228
Provisions for loan losses                       19,939       13,257       33,955        9,989          (34)           --
                                             ----------   ----------   ----------   ----------   ----------    ----------
      Net interest income after provisions
          for loan losses                       271,568       88,014      171,172       11,248       40,138           228
Equity in earnings of investments
    recorded by the equity method                    --           --           --          337           --           323
Other operating income                          125,073       28,269       63,953        6,617       17,659        17,402
Other operating expenses                        318,338       80,927      186,025       12,401       39,706        16,183
Minority interest                                    --        4,568           --           --           --            --
                                             ----------   ----------   ----------   ----------   ----------    ----------
Income before income tax                         78,303       30,788       49,100        5,801       18,091         1,770
Income tax expense                                6,151        4,988       12,468        2,890          499           817
                                             ----------   ----------   ----------   ----------   ----------    ----------
      Net income                                 72,152       25,800       36,632        2,911       17,592           953
                                             ==========   ==========   ==========   ==========   ==========    ==========

                                                       2001
                                             ------------------------
                                                Other         Total
                                             ----------    ----------
STATEMENT OF INCOME                            (Thousands of Euros)
Interest income                                (305,539)    1,418,607
Interest expense                               (354,886)      709,786
                                             ----------    ----------
      Net interest income                        49,347       708,821
Provisions for loan losses                         (271)       76,835
                                             ----------    ----------
      Net interest income after provisions
          for loan losses                        49,618       631,986
Equity in earnings of investments
    recorded by the equity method                 1,859         2,519
Other operating income                           16,786       275,759
Other operating expenses                        (18,642)      634,938
Minority interest                                31,721        36,289
                                             ----------    ----------
Income before income tax                         55,184       239,037
Income tax expense                               10,386        38,199
                                             ----------    ----------
      Net income                                 44,798       200,838
                                             ==========    ==========

                                                                                  2000
                                                -----------------------------------------------------------------------
                                                  Retail                Specialized    Asset
                                                 Banking        CPP        credit    management    Other        Total
                                                ---------    ---------  -----------  ----------  ---------    ---------
STATEMENTS OF INCOME                                                      (Thousands of Euros)
Interest income                                   833,767      434,054      43,156          80    (294,257)   1,016,800
Interest expense                                  522,107      242,655      31,689          75    (289,864)     506,662
                                                ---------    ---------   ---------   ---------   ---------    ---------
      Net interest income                         311,660      191,399      11,467           5      (4,393)     510,138
Provisions for loan losses                        153,440       64,729       2,848          --       5,173      226,190
                                                ---------    ---------   ---------   ---------   ---------    ---------
      Net interest income after provisions
          for loan losses                         158,220      126,670       8,619           5      (9,566)     283,948
Equity in earnings of investments
    recorded by the equity method                      --           --         474         738       1,129        2,341
Other operating income                            111,815       44,069       4,095       2,060     211,813      373,852
Other operating expenses                          341,742      155,420      11,318       1,466      39,550      549,496
Minority interest                                      --        2,120          --          --      28,048       30,168
                                                ---------    ---------   ---------   ---------   ---------    ---------
Income before income tax                          (71,707)      13,199       1,870       1,337     135,778       80,477
Income tax expense                                  3,103        8,320       1,491         120       3,866       16,900
                                                ---------    ---------   ---------   ---------   ---------    ---------
      Net income                                  (74,810)       4,879         379       1,217     131,912       63,577
                                                =========    =========   =========   =========   =========    =========

      d)    Accounting for Derivative Instruments and Hedging Activities

            The Bank uses derivative financial instruments for trading purposes and to hedge asset and liability exposures. Derivatives accounted for as hedges include instruments that meet specific criteria required by Bank of Portugal regulations. A full description of the principles applied by the Bank in accounting for derivative financial instruments is disclosed in Note 2.b). The principal differences between Portuguese GAAP and U.S. GAAP in the accounting treatment of these transactions are the following:

-------------------------------------------------------------------------------------------------------------------------
              Portuguese GAAP                                                   U.S. GAAP
-------------------------------------------------------------------------------------------------------------------------
The notional value of these instruments are      All derivatives are recognized either as assets or as liabilities on
registered in off-balance sheet accounts.        the Balance Sheet and measured at their fair value.
-------------------------------------------------------------------------------------------------------------------------
The accounting of profits or losses from         The accounting for changes in the fair value of a derivative (that
these instruments depends on its designation     is, gains and losses) depends on the intended use of the derivative
as part of a hedging relationship.               and the resulting designation.
-------------------------------------------------------------------------------------------------------------------------
Transactions aimed at eliminating or             For a derivative to be designed as a hedging instrument some
significantly reducing market risks and          explicit conditions must be met, among others the hedge should be
which are performed to reduce the risk to        documented, by identifying the risk to be hedged and how
which the Bank is exposed in its management      effectiveness is being assessed. Also there are some specific
of correlated assets, liabilities and            elements that are not eligible to be part of an hedging relationship
futures transactions, are designated as          for accounting purposes.
hedging transactions.
-------------------------------------------------------------------------------------------------------------------------
Non-hedging transactions arranged on             For a derivative not designated as a hedging instrument, the gain or
organized markets are valued at market           loss is recognized in earnings in the period of change.
price, and changes in market price are
recorded in earnings.
-------------------------------------------------------------------------------------------------------------------------
The gains or losses arising from hedging         A hedging derivative may be specifically designated as:
transactions are accrued symmetrically to
the revenues or expenses arising from the        (a)   a hedge of the exposure to changes in the fair value of a
hedged items, with a balancing entry under             recognized asset or liability or of an unrecognized firm
"Other Assets" or "Other Liabilities" in the           commitment, for which the gains or losses are recognized in
consolidated balance sheets.                           earnings in the period of change together with the offsetting loss or gain on the hedged item attributable to the risk being hedged.

                                                 (b)   a hedge of the exposure to variable cash flows of a forecasted transaction. In this case the effective portion of the
                                                       derivative's gain or loss is initially reported as a component of other comprehensive income (outside earnings) and
                                                       subsequently reclassified into earnings when the forecasted transaction affects earnings. The ineffective portion of the gain or loss is reported in earnings immediately.

                                                 (c)   a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available-for-sale security, or a foreign-currency-denominated forecasted transaction. The gain or loss of these derivatives is reported in other comprehensive income (outside earnings)
                                                       as part of the cumulative translation adjustment.
-------------------------------------------------------------------------------------------------------------------------

            Effective January 1, 2001 U.S. GAAP adopted SFAS 133 "Accounting for Derivative Instruments and Hedging Activities", while Portuguese GAAP was unchanged. Differences affect especially the accounting of hedging derivatives, both on the criteria to qualify as a hedge and on its valuation. The Bank adopted SFAS 133 only for reconciliation of Shareholders' equity and Net income purposes, but keeps its accounting records under Portuguese GAAP.

            To calculate the reconciliation item to U.S. GAAP, the following changes are made:

            - Certain transactions that qualify as hedging relationship under Portuguese GAAP are adjusted to speculative accounting under U.S. GAAP.

            - For hedging operations under Portuguese GAAP that also qualify as such under U.S. GAAP, the values of the hedged item and the derivative transaction are adjusted to market values. This adjustment is made against profit and loss or Accumulated Other Comprehensive Income, accordingly to the designation of the hedge relationship.

            These adjustments are made each time the reconciliation to U.S. GAAP is prepared, since designation of derivative transactions as hedging or trading differs between Portuguese and U.S. GAAP. The table below shows these adjustments and their change during the year:

                                                                                  Thousands of Euro
                                                   -------------------------------------------------------------------------------
                                                       December 31, 2002             December 31, 2001            Net change
                                                   ------------------------     -----------------------    -----------------------
                      Designation under
             -------------------------------         Net       Shareholders'       Net     Shareholders'      Net     Shareholders'
             Portuguese GAAP       U.S. GAAP       Income         Equity         Income       Equity        Income       Equity
             ---------------       ---------       ------         ------         ------       ------        ------       ------
             Hedging              Trading           43,180          43,180        31,010       31,010        12,170        12,170

             Hedging              Hedging            6,238           4,795        95,067       98,051       (88,829)      (93,256)
                                                    ------          ------       -------      -------       -------       -------
                                                    49,418          47,975       126,077      129,061       (76,659)      (81,086)
                                                    ======          ======       =======      =======       =======       =======

                                                                           Thousands of Euro, net of taxes
                                                   -------------------------------------------------------------------------------
                                                       December 31, 2002             December 31, 2001            Net change
                                                   ------------------------     -----------------------    -----------------------
                      Designation under
             -------------------------------         Net       Shareholders'       Net     Shareholders'      Net     Shareholders'
             Portuguese GAAP       U.S. GAAP       Income         Equity         Income       Equity        Income       Equity
             ---------------       ---------       ------         ------         ------       ------        ------       ------
             Hedging              Trading           28,931          28,931        20,094       20,094         8,837         8,837

             Hedging              Hedging            4,179           3,212        61,603       63,537       (57,424)      (60,325)
                                                    ------          ------        ------       ------       -------       -------
                                                    33,110          32,143        81,697       83,631       (48,587)      (51,488)
                                                    ======          ======        ======       ======       =======       =======

                                                                                  Thousands of Euro
                                                   -------------------------------------------------------------------------------
                                                       December 31, 2001              January 1, 2001             Net change
                                                   ------------------------     -----------------------    -----------------------
                      Designation under
             -------------------------------         Net       Shareholders'       Net     Shareholders'      Net     Shareholders'
             Portuguese GAAP       U.S. GAAP       Income         Equity         Income       Equity        Income       Equity
             ---------------       ---------       ------         ------         ------       ------        ------       ------
             Hedging              Trading           31,010          31,010        17,078       17,078        13,932        13,932

             Hedging              Hedging           95,067          98,051          (278)      (1,442)       95,345        99,493
                                                   -------         -------        ------       ------       -------       -------
                                                   126,077         129,061        16,800       15,636       109,277       113,425
                                                   =======         =======        ======       ======       =======       =======

                                                                           Thousands of Euro, net of taxes
                                                       December 31, 2001              January 1, 2001             Net change
                                                   ------------------------     -----------------------    -----------------------
                      Designation under              Net       Shareholders'       Net     Shareholders'      Net     Shareholders'
             ----------------------------------
             Portuguese GAAP       U.S. GAAP       Income         Equity         Income       Equity        Income       Equity
             ---------------       ---------       ------         ------         ------       ------        ------       ------
             Hedging              Trading           20,094          20,094        11,067       11,067         9,027         9,027

             Hedging              Hedging           61,603          63,537          (180)        (934)       61,783        64,471
                                                    ------          ------        ------       ------        ------        ------
                                                    81,697          83,631        10,887       10,133        70,810        73,498
                                                    ======          ======        ======       ======        ======        ======

            The transition impact of SFAS 133 was a reduction of t.Euro 754 on Accumulated Other Comprehensive Income and an increase of net income of t.Euro 10,887 (an increase of t.Euro 10,133 in Shareholders' equity). The positive effect on net income was increased to t.Euro 81,697 for the whole year 2001, and to a credit of t.Euro 1,934 on Accumulated Other Comprehensive Income (a net increase of t.Euro 83,631 in Shareholders' equity).

            The cumulative effect of the change in accounting principle is as follows:

                                                                                          2001
                                                                                          ----
      Net income before accounting change                                                118,722
      Accounting change (SFAS 133)                                                        10,887
                                                                                     -----------
      Net income after accounting change                                                 129,609
                                                                                     ===========

      Basic and diluted earnings per share (in Euro) before accounting change              1.131

      Effect of accounting change in EPS                                                   0.103
                                                                                     -----------
      Basic and diluted earnings per share (in Euro) after accounting change               1.234
                                                                                     ===========

      e) Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others

            In November 2002, the FASB issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (FIN 45). This interpretation requires certain disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of this Interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for financial statements for periods ending after December 15, 2002. The Bank is assessing, but at this point does not believe that adoption of the recognition and initial measurement requirements of FIN 45 will have a material impact on its financial position or results of operations. Also, some of the information to be disclosed can be found in Note 20.

      f)    Consolidation of Variable Interest Entities

            In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities - an interpretation of ARB No. 51 (FIN 46). FIN 46 clarifies the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 explains how to identify variable interest entities and how an enterprise assesses its interests in a variable interest entity to decide whether to consolidate that entity. It requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. It also requires certain disclosures by the primary beneficiary of a variable interest entity and by an enterprise that holds significant variable interests in a variable interest entity where the enterprise is not the primary beneficiary. FIN 46 is effective immediately to variable interest entities created after January 31, 2003 and to variable interest entities in which an enterprise obtains an interest after that date, and effective for the first fiscal year or interim period beginning after June 15, 2003 to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. Management estimates that the adoption of this pronouncement will have no impact on the reconciliation to U.S. GAAP.

      g) Accounting for the Transfers and Servicing of Financial Assets and Extinguishments of Liabilities

            In September 2000, the FASB issued Statement No. 140 (SFAS 140), Accounting for the Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, which replaces SFAS 125 (of the same title). SFAS 140 revises certain standards in the accounting for securitizations and other transfers of financial assets and collateral, and requires disclosures relating to securitization transactions and collateral, but it carries over most of SFAS 125 provisions. The collateral and disclosure provisions of SFAS 140 were effective for year-end 2000 financial statements. The other provisions of this Statement were effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001.

            For information about pledged assets as collateral see Note 20. The Bank did not engage in securitization transactions and is not maintaining any other SFAS 140 transaction regarding other transfers of financial assets, and therefore no effect applies.

      h) Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections

            On April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections. Management estimates that adoption of this pronouncement will not have a material impact on the reconciliation to U.S. GAAP.

      i)    Accounting for Costs Associated with Exit or Disposal Activities

            In June 2002, FASB issued Statement No. 146 (SFAS 146), "Accounting for Costs Associated with Exit or Disposal Activities", which requires that a liability for costs associated with exit or disposal activities be recognized when the liability is incurred. Existing generally accepted accounting principles provide for the recognition of such costs at the date of management's commitment to an exit plan. Furthermore, SFAS No. 146 requires that the liability be measured at fair value and be adjusted for changes in estimated cash flows. The provisions of the new standard are effective for exit or disposal activities initiated after December 31, 2002. It is not expected that SFAS No. 146 will materially impact the reconciliation to U.S. GAAP.

      j) Purchase method of accounting to all acquisitions of financial institutions

            In October 2002, FASB issued Statement No. 147 (SFAS 147) "Acquisitions of Certain Financial Institutions" that, except for transactions between mutual enterprises, requires business combinations between financial institutions be accounted for in accordance with SFAS 141 " Business Combinations" and SFAS 142 "Goodwill and Other Intangible Assets". SFAS No. 147 has not affected the 2002 reconciliation to U.S. GAAP and it is not expected that will materially affect it in the future.

      k)    Accounting for Stock-Based Compensation - Transition and Disclosure

            In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation- Transition and Disclosure. The Bank has no stock compensation plans.

      l) Amendment of Statement 133 on Derivative Instruments and Hedging Activities

            In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". This Statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under Statement 133. In particular, this Statement clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative as discussed in Statement 133. In addition, it clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. Statement 149 amends certain other existing pronouncements. SFAS No. 149 will be effective for contracts entered into or modified after June 30, 2003, with certain exceptions, and for hedging relationships designated after June 30, 2003. The guidance should be applied prospectively. The Bank has not yet assessed the impact, if any, that the application of this Standard will have on its financial position, results of operations, or cash flows.

      m) Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity

            In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity". This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. Specifically, this Statement requires an issuer to classify the following instruments as liabilities (or assets in some circumstances):

            - Financial instrument issued in the form of shares that is mandatorily redeemable;

            - Financial instrument, other than an outstanding share, that, at inception, embodies an obligation to repurchase the issuer's equity shares, or is indexed to such an obligation, and that requires or may require the issuer to settle the obligation by transferring assets;

            - Financial instrument that embodies an unconditional obligation, or a financial instrument other than an outstanding share that embodies a conditional obligation, that the issuer must or may settle by issuing a variable number of its equity shares, if, at inception, the monetary value of the obligation is based solely or predominantly on certain specified criteria.

            SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Statement is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before its issuance date and still existing at the beginning of the interim period of adoption. Restatement is not permitted. The Bank estimates that this statement will have no effect on the reconciliation to U.S. GAAP.

ITEM 19. Exhibits

Exhibit Number    Description of Exhibit

1*                Articles of Associationof Banco Totta & Acores, S.A.

7.1 Calculation of Ratio of Earnings to Fixed Charges for 12/31/2000, 12/31/2001 and 12/31/2002

7.2 Calculation of Bank of Portugal Non-Consolidated Solvency Ratio for 12/31/2000, 12/31/2001 and 12/31/2002

7.3 Calculation of Bank of Portugal Consolidated Solvency Ratio for 12/31/2000, 12/31/2001 and 12/31/2002

7.4 Calculation of Non-Consolidated Solvency Ratios for Total Capital and Tier 1 Capital in accordance with "BIS" standards and the statutorily approved financial statements for 12/31/2000, 12/31/2001 and 12/31/2002

7.5 Calculation of Consolidated Solvency Ratios for Total Capital and Tier 1 Capital in accordance with "BIS" standards and the statutorily approved financial statements for 12/31/2000, 12/31/2001 and 12/31/2002

8                 Listing of Subsidiaries

99.1              Section 906 Certification of Principal Executive Officer

99.2              Section 906 Certification of Principal Financial Officer

* Previously filed and incorporated by reference to the corresponding exhibit to the registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 2001 filed with the SEC on July 15, 2002.

                                   SIGNATURES

            The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                                    BANCO TOTTA & ACORES, S.A.


                                            By: /s/ Maria do Rosario Bettencourt
                                                --------------------------------
                                            Name:  Maria do Rosario Bettencourt
                                            Title: Vice-President

Dated: July 15, 2003

                                 CERTIFICATIONS

I, Antonio Mota de Sousa Horta Osorio, certify that:

      1. I have reviewed this annual report on Form 20-F of Banco Totta & Acores, S.A.

      2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

      3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of~, and for, the periods presented in this annual report;

      4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and lSd-14) for the registrant and have:

            a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

            b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

            c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

      5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

            a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

            b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

      6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: July 8, 2003


                                     By: /s/ Antonio Horta Osorio
                                     ----------------------------------------
                                     Name: Antonio Mota de Sousa Horta Osorio
                                     Title: Chief Executive Officer

I, Miguel de Campos Pereira de Braganca, certify that:

      1. 1 have reviewed this annual report on Form 20-F of Banco Totta & Acores, S.A.

      2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

      3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

      4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

            a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

            b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

            c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

      5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

            a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

            b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

      6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: July 8, 2003


                                     By: /s/ Miguel Braganca
                                     ------------------------------------------
                                     Name: Miguel de Campos Pereira de Braganca
                                     Title: Chief Financial Officer

                                INDEX TO EXHIBITS

                                                                    Sequentially
                                                                    Numbered
Number                             Description                      Page
------                             -----------                      ----

1*          Articles of Association of Banco Totta & Acores, S.A.

7.1         Calculation of Ratios of Earnings To Fixed Charges for           197
            the Fiscal Years ended 12/31/02, 12/31/01 and 12/31/00

7.2         Calculation of Bank of Portugal Non-Consolidated                 198
            Solvency Ratio for 12/31/00/ 12/31/01 and 12/31/02

7.3         Calculation of Bank of Portugal Consolidated Solvency            199
            Ratio for 12/31/00, 12/31/01 and 12/31/02

7.4         Calculation of Non-Consolidated Solvency Ratios for Total        200
            Capital and Tier 1 Capital in accordance with "BIS" standards and the statutorily approved financial statements for 12/31/00, 12/31/01 and 12/31/02

7.5         Calculation of Consolidated Solvency Ratios for Total Capital    201
            and Tier 1 Capital in accordance with "BIS" standards and the statutorily approved financial statements for 12/31/00, 12/31/01 and 12/31/02

8           List of Subsidiaries                                             202

99.1        Section 906 Certification of Principal Executive Officer         203

99.2        Section 906 Certification of Principal Financial Officer         204

            * Previously filed and incorporated by reference to the corresponding exhibit to the registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 2001 filed with the SEC on July 15, 2002.