Form 20-F/A
period 2002-12-31
BANCO TOTTA & ACORES SA
filed 2003-07-31
CIK 915863

================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM 20-F/A

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

      Republic of Portugal                        Rua Aurea 88, Lisbon, Portugal
(Jurisdiction of incorporation                   (Address of principal executive
        or organization)                                    offices)

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

            Series A Preference Shares. . . . . . . . . . . 6,000,000

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

                             Item 17 |_| Item 18 |X|
================================================================================

                           BANCO TOTTA & ACORES, S.A.

                                    FORM 20-F

                                TABLE OF CONTENTS

                                                                            Page

PART  I

ITEM 11.  Quantitative And Qualitative Disclosures About Market Risk...........2
          A.  Overview.........................................................2
          B.  Introduction.....................................................2
          C.  Risk Management Unification Project..............................3
          D.  Credit Risk......................................................3
          E.  Counterpart Risk and Country Risk................................5
          F.  Liquidity Risk...................................................7
          G.  Operational Risk.................................................7
          H.  Market Risk......................................................7
          I.  Procedures for Measuring and Managing Market Risk................8
          J.  Statistical Tools for Measuring and Managing Market Risk.........8
          K.  Quantitative Disclosures........................................10

PART III

ITEM 19.  Exhibits............................................................18

SIGNATURES....................................................................19

CERTIFICATIONS................................................................20

INDEX TO EXHIBITS.............................................................22

                                EXPLANATORY NOTE

      This Form 20-F/A hereby amends Item 11 of the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 2002, which was filed on July 15, 2003. This amendment includes editorial and English language changes to the tabular data included in the original report and referred to as represented by line or bar graphs in the printed material. This amendment is being made in order to present in English and to clarify for the reader the tabular data presented.

      This Form 20-F/A does not reflect events occurring after the filing of the original Form 20-F and does not modify or update the disclosure therein in any way other than as required to reflect the amendment discussed above and reflected below.

PART I

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

Loans
Credit Risk Equivalent Values
31-12-2002

                                             --------------------------------------------------------------------
                                             Money Market/Loans      Maximum Maturity     Average Maturity*
-----------------------------------------------------------------------------------------------------------------
European Union Banks
------------------------------------------------------------------------------------------------------------
Except Portuguese Bank and SCH Group                 90,978,704          1                     0
                                             ---------------------------------------------------------------
Portuguese Banks (Home Offices)                      34,335,730          0                     0
                                             ---------------------------------------------------------------
Portuguese Banks (North American Branches)           19,739,435          0                     0
                                             ---------------------------------------------------------------
SCH Group (EU Branches)                             129,053,698          8                     0
                                             ---------------------------------------------------------------
SCH Group (North American Branches)                     956,224          0                     0
------------------------------------------------------------------------------------------------------------
North American Banks
------------------------------------------------------------------------------------------------------------
EU Branches                                              73,825          0                     0
                                             ---------------------------------------------------------------

* - CRE Weighted

Derivatives Operations / Off-Balance Sheet
Credit Risk Equivalent Values
31-12-2002

                                                     ----------------------------------------------------------------
                                                        Interest Rate       Maximum Maturity     Average Maturity*
---------------------------------------------------------------------------------------------------------------------
European Union Banks
---------------------------------------------------------------------------------------------------------------------
Except Portuguese Banks, SCH Group and NA Branches             35,291,784          16                    5
                                                     ----------------------------------------------------------------
Portuguese Banks (Home Offices)                                14,463,645           7                    4
                                                     ----------------------------------------------------------------
SCH Group (EU Branches)                                       508,501,701          20                    7
---------------------------------------------------------------------------------------------------------------------
North American Banks
---------------------------------------------------------------------------------------------------------------------
Home Offices                                                      910,749           6                    5
                                                     ----------------------------------------------------------------
EU Branches                                                    15,477,861           7                    5
---------------------------------------------------------------------------------------------------------------------
Central Administrations
---------------------------------------------------------------------------------------------------------------------
EU Central Administrations                                         14,401           0                    0
                                                     ----------------------------------------------------------------
Portuguese State                                               20,892,867          20                    20
---------------------------------------------------------------------------------------------------------------------
Other
---------------------------------------------------------------------------------------------------------------------
Corporate Clients                                             101,622,435          11                    9
                                                     ----------------------------------------------------------------
Investment Funds                                               15,727,745           9                    8
                                                     ----------------------------------------------------------------
Pension Funds                                                  26,543,947           9                    7
                                                     ----------------------------------------------------------------

                                                     ----------------------------------------------------------------
                                                              FX            Maximum Maturity     Average Maturity*
---------------------------------------------------------------------------------------------------------------------
European Union Banks
---------------------------------------------------------------------------------------------------------------------
Except Portuguese Banks, SCH Group and NA Branches            122,576,088           2                    0
                                                     ----------------------------------------------------------------
EU Bank - NA Branch                                                 6,727           0                    0
                                                     ----------------------------------------------------------------
Portuguese Banks (Home Offices)                                13,814,833           0                    0
                                                     ----------------------------------------------------------------
Portuguese Banks (Other EU Branches)                            3,166,957           0                    0
                                                     ----------------------------------------------------------------
SCH Group (EU Branches)                                         2,415,094           1                    0
---------------------------------------------------------------------------------------------------------------------
North American Banks
---------------------------------------------------------------------------------------------------------------------
Home Offices                                                    4,156,826           1                    0
                                                     ----------------------------------------------------------------
EU Branches                                                   286,705,803           3                    1
---------------------------------------------------------------------------------------------------------------------
Other
---------------------------------------------------------------------------------------------------------------------
Corporate Clients                                               2,505,922           1                    0
                                                     ----------------------------------------------------------------
Investment Funds                                                2,051,892           1                    1
                                                     ----------------------------------------------------------------
Pension Funds                                                     466,330           0                    0
                                                     ----------------------------------------------------------------

                                                     ----------------------------------------------------------------
                                                            Equity          Maximum Maturity     Average Maturity*
---------------------------------------------------------------------------------------------------------------------
European Union Banks
---------------------------------------------------------------------------------------------------------------------
Except Portuguese Banks, SCH Group and NA Branches            104,492,084           4                    2
                                                     ----------------------------------------------------------------
Portuguese Banks (Home Offices)                                   395,802           1                    0
                                                     ----------------------------------------------------------------
North American Banks
                                                     ----------------------------------------------------------------
EU Branches                                                    96,551,753           3                    1
                                                     ----------------------------------------------------------------

                                                     ----------------------------------------------------------------
                                                       Fin. Guarantees      Maximum Maturity     Average Maturity*
---------------------------------------------------------------------------------------------------------------------
European Union Banks
---------------------------------------------------------------------------------------------------------------------
Except Portuguese Banks, SCH Group and NA Branches                573,011           0                    0
                                                     ----------------------------------------------------------------
Portuguese Banks (Home Offices)                                   376,335           0                    0
                                                     ----------------------------------------------------------------

                                                     ----------------------------------------------------------------
                                                          Total Risk        Maximum Maturity     Average Maturity*
---------------------------------------------------------------------------------------------------------------------
European Union Banks
---------------------------------------------------------------------------------------------------------------------
Except Portuguese Banks, SCH Group and NA Branches            353,911,672          16                    1
                                                     ----------------------------------------------------------------
EU Bank - NA Branch                                                 6,727           0                    0
                                                     ----------------------------------------------------------------
Portuguese Banks (Home Offices)                                63,386,345           7                    1
                                                     ----------------------------------------------------------------
Portuguese Banks (North American Branches)                     19,739,435           0                    0
                                                     ----------------------------------------------------------------
Portuguese Banks (Other EU Branches)                            3,166,957           0                    0
                                                     ----------------------------------------------------------------
SCH Group (EU Branches)                                       639,970,493          20                    6
                                                     ----------------------------------------------------------------
SCH Group (North American Branches)                               956,224           0                    0
---------------------------------------------------------------------------------------------------------------------
North American Banks
---------------------------------------------------------------------------------------------------------------------
Home Offices                                                    5,067,575           6                    1
                                                     ----------------------------------------------------------------
EU Branches                                                   398,809,242           7                    1
---------------------------------------------------------------------------------------------------------------------
Central Administrations
---------------------------------------------------------------------------------------------------------------------
EU Central Administrations                                         14,401           0                    0
                                                     ----------------------------------------------------------------
Portuguese State                                               20,892,867          20                    20
---------------------------------------------------------------------------------------------------------------------
Other
---------------------------------------------------------------------------------------------------------------------
Corporate Clients                                             104,128,357          11                    8
                                                     ----------------------------------------------------------------
Investment Funds                                               17,779,637           9                    7
                                                     ----------------------------------------------------------------
Pension Funds                                                  27,010,277           9                    7
                                                     ----------------------------------------------------------------

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

            The reported estimates only refer to the trading activities of Totta Group total DCaR, and our total DCaR estimates for trading activities at December 31, 2002, broken down by trading portfolios, were as follows:

            In thousands of Euro
                                         At                Year ended December, 31, 2002
            ---------------------------------------------------------------------------------
                Portfolios        December 31, 2001   Average     High      Low    Period End
            ---------------------------------------------------------------------------------
            Interest Rate Risk           282            211       1,158       8      1,158
            ---------------------------------------------------------------------------------
                Equity Risk              321            436         780     181        181
            ---------------------------------------------------------------------------------
                  FX Risk                  3             43         234       2         76
            ---------------------------------------------------------------------------------
                   Total                 426            524       1,256     325      1,175
            ---------------------------------------------------------------------------------

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

            Our average DCaR for trading activities was 0.52 million Euro in 2002. The market risk profiles, as measured by DCaR, for our trading activities for each business day are presented in the table below.

                                     DCaR
                                     Total

                               Millions
                              of dollars
                              ----------
            30/Dec/2002         1.26
            27/Dec/2002         1.25
            23/Dec/2002         1.20
            20/Dec/2002         1.15
            19/Dec/2002         1.14
            18/Dec/2002         1.19
            17/Dec/2002         1.21
            16/Dec/2002         1.04
            13/Dec/2002         1.04
            12/Dec/2002         1.01
            11/Dec/2002         1.07
            10/Dec/2002         0.94
             9/Dec/2002         0.81
             6/Dec/2002         0.82
             5/Dec/2002         0.82
             4/Dec/2002         0.79
             3/Dec/2002         0.85
             2/Dec/2002         0.78
            29/Nov/2002         0.45
            28/Nov/2002         0.62
            27/Nov/2002         0.64
            26/Nov/2002         0.61
            25/Nov/2002         0.63
            22/Nov/2002         0.65
            21/Nov/2002         0.68
            20/Nov/2002         0.64
            19/Nov/2002         0.69
            18/Nov/2002         0.68
            15/Nov/2002         0.72
            14/Nov/2002         0.68
            13/Nov/2002         0.67
            12/Nov/2002         0.41
            11/Nov/2002         0.37
             8/Nov/2002         0.40
             7/Nov/2002         0.42
             6/Nov/2002         0.41
             5/Nov/2002         0.39
             4/Nov/2002         0.38
            31/Oct/2002         0.40
            30/Oct/2002         0.40
            29/Oct/2002         0.54
            28/Oct/2002         0.38
            25/Oct/2002         0.37
            24/Oct/2002         0.36
            23/Oct/2002         0.35
            22/Oct/2002         0.37
            21/Oct/2002         0.36
            18/Oct/2002         0.41
            17/Oct/2002         0.41
            16/Oct/2002         0.39
            15/Oct/2002         0.41
            14/Oct/2002         0.48
            11/Oct/2002         0.48
            10/Oct/2002         0.48
             9/Oct/2002         0.42
             8/Oct/2002         0.45
             7/Oct/2002         0.43
             4/Oct/2002         0.50
             3/Oct/2002         0.52
             2/Oct/2002         0.52
             1/Oct/2002         0.65
            30/Sep/2002         0.42
            27/Sep/2002         0.42
            26/Sep/2002         0.49
            25/Sep/2002         0.73
            24/Sep/2002         0.71
            23/Sep/2002         0.75
            20/Sep/2002         0.60
            19/Sep/2002         0.57
            18/Sep/2002         0.53
            17/Sep/2002         0.52
            16/Sep/2002         0.50
            13/Sep/2002         0.48
            12/Sep/2002         0.50
            11/Sep/2002         0.50
            10/Sep/2002         0.50
             6/Sep/2002         0.47
             5/Sep/2002         0.40
             4/Sep/2002         0.40
             3/Sep/2002         0.43
             2/Sep/2002         0.44
            30/Aug/2002         0.50
            29/Aug/2002         0.40
            28/Aug/2002         0.45
            27/Aug/2002         0.46
            26/Aug/2002         0.46
            23/Aug/2002         0.54
            22/Aug/2002         0.53
            21/Aug/2002         0.52
            20/Aug/2002         0.52
            19/Aug/2002         0.42
            16/Aug/2002         0.42
            15/Aug/2002         0.42
            14/Aug/2002         0.40
            13/Aug/2002         0.41
            12/Aug/2002         0.40
             9/Aug/2002         0.44
             8/Aug/2002         0.44
             7/Aug/2002         0.44
             6/Aug/2002         0.44
             5/Aug/2002         0.47
             2/Aug/2002         0.48
             1/Aug/2002         0.44
            31/Jul/2002         0.44
            30/Jul/2002         0.46
            29/Jul/2002         0.45
            26/Jul/2002         0.44
            25/Jul/2002         0.78
            24/Jul/2002         0.79
            23/Jul/2002         0.40
            22/Jul/2002         0.38
            19/Jul/2002         0.44
            17/Jul/2002         0.43
            16/Jul/2002         0.39
            15/Jul/2002         0.38
            12/Jul/2002         0.38
            11/Jul/2002         0.38
            10/Jul/2002         0.39
             9/Jul/2002         0.38
             8/Jul/2002         0.37
             5/Jul/2002         0.37
             4/Jul/2002         0.38
             3/Jul/2002         0.38
             2/Jul/2002         0.44
             1/Jul/2002         0.38
            28/Jun/2002         0.39
            27/Jun/2002         0.46
            26/Jun/2002         0.45
            25/Jun/2002         0.45
            24/Jun/2002         0.45
            21/Jun/2002         0.45
            19/Jun/2002         0.45
            18/Jun/2002         0.46
            17/Jun/2002         0.45
            14/Jun/2002         0.46
            13/Jun/2002         0.56
            12/Jun/2002         0.56
            11/Jun/2002         0.59
            10/Jun/2002         0.44
             7/Jun/2002         0.44
             6/Jun/2002         0.45
             5/Jun/2002         0.48
             4/Jun/2002         0.44
             3/Jun/2002         0.45
            31/May/2002         0.45
            29/May/2002         0.47
            28/May/2002         0.46
            27/May/2002         0.46
            24/May/2002         0.46
            23/May/2002         0.44
            22/May/2002         0.46
            21/May/2002         0.47
            20/May/2002         0.49
            17/May/2002         0.47
            16/May/2002         0.48
            15/May/2002         0.48
            14/May/2002         0.48
            13/May/2002         0.47
            10/May/2002         0.47
             9/May/2002         0.47
             8/May/2002         0.45
             7/May/2002         0.44
             6/May/2002         0.44
             3/May/2002         0.45
             2/May/2002         0.45
             1/May/2002         0.48
            30/Apr/2002         0.48
            29/Apr/2002         0.50
            26/Apr/2002         0.50
            25/Apr/2002         0.52
            24/Apr/2002         0.52
            23/Apr/2002         0.55
            22/Apr/2002         0.55
            19/Apr/2002         0.55
            18/Apr/2002         0.54
            17/Apr/2002         0.60
            16/Apr/2002         0.51
            15/Apr/2002         0.68
            12/Apr/2002         0.68
            11/Apr/2002         0.69
            10/Apr/2002         0.69
             9/Apr/2002         0.69
             8/Apr/2002         0.72
             5/Apr/2002         0.75
             4/Apr/2002         0.76
             3/Apr/2002         0.76
             2/Apr/2002         0.57
             1/Apr/2002         0.60
            29/Mar/2002         0.60
            28/Mar/2002         0.62
            27/Mar/2002         0.60
            26/Mar/2002         0.59
            25/Mar/2002         0.56
            22/Mar/2002         0.47
            21/Mar/2002         0.46
            20/Mar/2002         0.46
            19/Mar/2002         0.49
            18/Mar/2002         0.48
            15/Mar/2002         0.47
            14/Mar/2002         0.47
            13/Mar/2002         0.48
            12/Mar/2002         0.48
            11/Mar/2002         0.48
             8/Mar/2002         0.48
             7/Mar/2002         0.48
             6/Mar/2002         0.48
             5/Mar/2002         0.46
             4/Mar/2002         0.46
             1/Mar/2002         0.44
            28/Feb/2002         0.44
            27/Feb/2002         0.43
            26/Feb/2002         0.42
            25/Feb/2002         0.42
            22/Feb/2002         0.62
            21/Feb/2002         0.60
            20/Feb/2002         0.59
            19/Feb/2002         0.58
            18/Feb/2002         0.42
            15/Feb/2002         0.42
            14/Feb/2002         0.42
            13/Feb/2002         0.42
            12/Feb/2002         0.43
            11/Feb/2002         0.43
             8/Feb/2002         0.43
             7/Feb/2002         0.42
             6/Feb/2002         0.43
             5/Feb/2002         0.43
             4/Feb/2002         0.43
             1/Feb/2002         0.43
            31/Jan/2002         0.43
            30/Jan/2002         0.43
            29/Jan/2002         0.45
            28/Jan/2002         0.52
            25/Jan/2002         0.50
            24/Jan/2002         0.44
            23/Jan/2002         0.42
            22/Jan/2002         0.43
            21/Jan/2002         0.43
            18/Jan/2002         0.54
            17/Jan/2002         0.42
            16/Jan/2002         0.42
            15/Jan/2002         0.42
            14/Jan/2002         0.42
            11/Jan/2002         0.43
            10/Jan/2002         0.43
             9/Jan/2002         0.41
             8/Jan/2002         0.41
             7/Jan/2002         0.42
             4/Jan/2002         0.44
             3/Jan/2002         0.43
             2/Jan/2002         0.42
            31/Dec/2001         0.36

            Daily Revenues Distribution

            The table below shows the 2002 distribution of daily revenues (either positive or negative) generated by our trading activities, which includes trading revenue, trading-related net interest income, commissions, and other source of trading-related revenue.

                              Daily P&L frequency
                                     Total

              Millions             Number
             of dollars            of days
             ----------            -------
            < -0.6                   1
            -0.6 to -0.5             0
            -0.5 to -0.4             2
            -0.4 to -0.3             0
            -0.3 to -0.2             0
            -0.2 to -0.1             2
            -0.1 to 0               36
            0 to 0.1                71
            0.1 to 0.2              47
            0.2 to 0.3              22
            0.3 to 0.4              13
            0.4 to 0.5               1
            0.5 to 0.6               0
            0.6 to 0.7               1
            0.7 to 0.8               0
            0.8 to 0.9               0
            0.9 to 1                 0
            1 to 1.1                 1
            1.1 to 1.2               0
            > 1.2                    2

            Interest Rate Risk

            Totta Group DCaR estimates at December 31, 2001, and our DCaR estimates at and for the year ended December 31, 2002 of interest rate risk related with trading activities, broken down by portfolios, were as follows:

            In thousands of Euro
                                         At                Year ended December 31, 2002
            --------------------------------------------------------------------------------
                Portfolios        December 31, 2001    Average     High     Low   Period End
            --------------------------------------------------------------------------------
               F.I. Trading              187             208      1,102      7        971
            --------------------------------------------------------------------------------
               Market Making             102             15        155       0        66
            --------------------------------------------------------------------------------
            Interest Rate Total          282             211      1,158      8       1,158
            --------------------------------------------------------------------------------

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

            The market risk profiles, as measured by DCaR, for our treasury and trading activities for each business day are presented in the table below. In spite of the fact that interest rate risk is generated mainly by non-trading activities, we don't have yet prepared DCaR estimates for them.

                                     DCaR
                               Interest Rate Risk

                               Millions
                              of dollars
                              ----------
            30/Dec/2002         1.16
            27/Dec/2002         1.15
            23/Dec/2002         1.09
            20/Dec/2002         1.09
            19/Dec/2002         1.08
            18/Dec/2002         1.08
            17/Dec/2002         1.09
            16/Dec/2002         0.90
            13/Dec/2002         0.91
            12/Dec/2002         0.84
            11/Dec/2002         0.92
            10/Dec/2002         0.78
             9/Dec/2002         0.65
             6/Dec/2002         0.65
             5/Dec/2002         0.65
             4/Dec/2002         0.60
             3/Dec/2002         0.67
             2/Dec/2002         0.58
            29/Nov/2002         0.33
            28/Nov/2002         0.29
            27/Nov/2002         0.32
            26/Nov/2002         0.30
            25/Nov/2002         0.33
            22/Nov/2002         0.36
            21/Nov/2002         0.39
            20/Nov/2002         0.34
            19/Nov/2002         0.34
            18/Nov/2002         0.31
            15/Nov/2002         0.37
            14/Nov/2002         0.31
            13/Nov/2002         0.32
            12/Nov/2002         0.26
            11/Nov/2002         0.22
             8/Nov/2002         0.24
             7/Nov/2002         0.28
             6/Nov/2002         0.24
             5/Nov/2002         0.23
             4/Nov/2002         0.24
            31/Oct/2002         0.22
            30/Oct/2002         0.24
            29/Oct/2002         0.18
            28/Oct/2002         0.23
            25/Oct/2002         0.21
            24/Oct/2002         0.23
            23/Oct/2002         0.22
            22/Oct/2002         0.25
            21/Oct/2002         0.25
            18/Oct/2002         0.27
            17/Oct/2002         0.26
            16/Oct/2002         0.24
            15/Oct/2002         0.29
            14/Oct/2002         0.38
            11/Oct/2002         0.39
            10/Oct/2002         0.38
             9/Oct/2002         0.31
             8/Oct/2002         0.33
             7/Oct/2002         0.33
             4/Oct/2002         0.42
             3/Oct/2002         0.40
             2/Oct/2002         0.41
             1/Oct/2002         0.54
            30/Sep/2002         0.30
            27/Sep/2002         0.23
            26/Sep/2002         0.26
            25/Sep/2002         0.47
            24/Sep/2002         0.47
            23/Sep/2002         0.54
            20/Sep/2002         0.43
            19/Sep/2002         0.39
            18/Sep/2002         0.33
            17/Sep/2002         0.32
            16/Sep/2002         0.32
            13/Sep/2002         0.27
            12/Sep/2002         0.30
            11/Sep/2002         0.30
            10/Sep/2002         0.30
             6/Sep/2002         0.25
             5/Sep/2002         0.01
             4/Sep/2002         0.01
             3/Sep/2002         0.01
             2/Sep/2002         0.01
            30/Aug/2002         0.29
            29/Aug/2002         0.01
            28/Aug/2002         0.01
            27/Aug/2002         0.04
            26/Aug/2002         0.08
            23/Aug/2002         0.08
            22/Aug/2002         0.10
            21/Aug/2002         0.10
            20/Aug/2002         0.10
            19/Aug/2002         0.10
            16/Aug/2002         0.10
            15/Aug/2002         0.10
            14/Aug/2002         0.01
            13/Aug/2002         0.01
            12/Aug/2002         0.02
             9/Aug/2002         0.02
             8/Aug/2002         0.02
             7/Aug/2002         0.01
             6/Aug/2002         0.03
             5/Aug/2002         0.09
             2/Aug/2002         0.09
             1/Aug/2002         0.05
            31/Jul/2002         0.05
            30/Jul/2002         0.02
            29/Jul/2002         0.11
            26/Jul/2002         0.06
            25/Jul/2002         0.09
            24/Jul/2002         0.09
            23/Jul/2002         0.05
            22/Jul/2002         0.05
            19/Jul/2002         0.05
            17/Jul/2002         0.05
            16/Jul/2002         0.04
            15/Jul/2002         0.04
            12/Jul/2002         0.04
            11/Jul/2002         0.05
            10/Jul/2002         0.02
             9/Jul/2002         0.06
             8/Jul/2002         0.06
             5/Jul/2002         0.06
             4/Jul/2002         0.05
             3/Jul/2002         0.04
             2/Jul/2002         0.04
             1/Jul/2002         0.05
            28/Jun/2002         0.04
            27/Jun/2002         0.04
            26/Jun/2002         0.04
            25/Jun/2002         0.03
            24/Jun/2002         0.07
            21/Jun/2002         0.05
            19/Jun/2002         0.02
            18/Jun/2002         0.02
            17/Jun/2002         0.06
            14/Jun/2002         0.08
            13/Jun/2002         0.02
            12/Jun/2002         0.02
            11/Jun/2002         0.02
            10/Jun/2002         0.03
             7/Jun/2002         0.03
             6/Jun/2002         0.01
             5/Jun/2002         0.04
             4/Jun/2002         0.05
             3/Jun/2002         0.05
            31/May/2002         0.06
            29/May/2002         0.06
            28/May/2002         0.07
            27/May/2002         0.07
            24/May/2002         0.06
            23/May/2002         0.07
            22/May/2002         0.09
            21/May/2002         0.11
            20/May/2002         0.18
            17/May/2002         0.15
            16/May/2002         0.15
            15/May/2002         0.19
            14/May/2002         0.18
            13/May/2002         0.16
            10/May/2002         0.16
             9/May/2002         0.10
             8/May/2002         0.06
             7/May/2002         0.06
             6/May/2002         0.05
             3/May/2002         0.07
             2/May/2002         0.07
             1/May/2002         0.07
            30/Apr/2002         0.07
            29/Apr/2002         0.09
            26/Apr/2002         0.09
            25/Apr/2002         0.12
            24/Apr/2002         0.12
            23/Apr/2002         0.22
            22/Apr/2002         0.22
            19/Apr/2002         0.22
            18/Apr/2002         0.20
            17/Apr/2002         0.23
            16/Apr/2002         0.07
            15/Apr/2002         0.48
            12/Apr/2002         0.48
            11/Apr/2002         0.48
            10/Apr/2002         0.49
             9/Apr/2002         0.50
             8/Apr/2002         0.53
             5/Apr/2002         0.57
             4/Apr/2002         0.59
             3/Apr/2002         0.59
             2/Apr/2002         0.31
             1/Apr/2002         0.32
            29/Mar/2002         0.32
            28/Mar/2002         0.32
            27/Mar/2002         0.33
            26/Mar/2002         0.35
            25/Mar/2002         0.28
            22/Mar/2002         0.04
            21/Mar/2002         0.05
            20/Mar/2002         0.02
            19/Mar/2002         0.02
            18/Mar/2002         0.02
            15/Mar/2002         0.04
            14/Mar/2002         0.03
            13/Mar/2002         0.02
            12/Mar/2002         0.05
            11/Mar/2002         0.05
             8/Mar/2002         0.05
             7/Mar/2002         0.04
             6/Mar/2002         0.02
             5/Mar/2002         0.02
             4/Mar/2002         0.03
             1/Mar/2002         0.04
            28/Feb/2002         0.03
            27/Feb/2002         0.03
            26/Feb/2002         0.04
            25/Feb/2002         0.03
            22/Feb/2002         0.06
            21/Feb/2002         0.03
            20/Feb/2002         0.02
            19/Feb/2002         0.01
            18/Feb/2002         0.02
            15/Feb/2002         0.01
            14/Feb/2002         0.02
            13/Feb/2002         0.03
            12/Feb/2002         0.01
            11/Feb/2002         0.01
             8/Feb/2002         0.01
             7/Feb/2002         0.01
             6/Feb/2002         0.01
             5/Feb/2002         0.04
             4/Feb/2002         0.05
             1/Feb/2002         0.06
            31/Jan/2002         0.06
            30/Jan/2002         0.06
            29/Jan/2002         0.14
            28/Jan/2002         0.15
            25/Jan/2002         0.13
            24/Jan/2002         0.12
            23/Jan/2002         0.11
            22/Jan/2002         0.12
            21/Jan/2002         0.10
            18/Jan/2002         0.10
            17/Jan/2002         0.10
            16/Jan/2002         0.10
            15/Jan/2002         0.11
            14/Jan/2002         0.10
            11/Jan/2002         0.12
            10/Jan/2002         0.11
             9/Jan/2002         0.12
             8/Jan/2002         0.10
             7/Jan/2002         0.13
             4/Jan/2002         0.15
             3/Jan/2002         0.15
             2/Jan/2002         0.15

            Daily Revenues Distribution

            The table below shows the 2002 distribution of daily revenues (either positive or negative) generated by our trading activities in the fixed income markets, which includes trading revenue, trading-related net interest income, commissions, and other source of trading-related revenue.

                              Daily P&L frequency
                              Interest Rate Risk

              Millions                Number
             of dollars               of days
             ----------               -------
            < -0.6
            -0.6 to -0.5
            -0.5 to -0.4                  0
            -0.4 to -0.3                  0
            -0.3 to -0.2                  0
            -0.2 to -0.1                  8
            -0.1 to 0                    78
            0 to 0.1                     88
            0.1 to 0.2                   20
            0.2 to 0.3                    3
            0.3 to 0.4                    2
            0.4 to 0.5                    0
            0.5 to 0.6                    0
            0.6 to 0.7
            0.7 to 0.8
            0.8 to 0.9
            0.9 to 1
            1 to 1.1
            1.1 to 1.2
            > 1.2

            Duration and BPV's as of December 31, 2002

            Below we present the Duration and BPV's related with the trading activities from the Treasury Department, and reported as trading activities. BPV's are calculated by total value and by duration buckets in order to represent the interest rate risk associated with the portfolios in analysis.

                Prop. Position                           Euro
                -------------------------------------------------
                     Duration           BPV          Market Value
                -------------------------------------------------
                     < 1 year           -218           -647,838
                -------------------------------------------------
                     < 3 year          2,051           -684,685
                -------------------------------------------------
                     < 5 year         -1,440            696,045
                -------------------------------------------------
                     < 7 year         -1,882        -10,592,729
                -------------------------------------------------
                     < 10 year        -1,898         -3,649,925
                -------------------------------------------------
                     >10 year          6,443          5,046,626
                -------------------------------------------------
                      Total            3,056         -9,832,506
                -------------------------------------------------

                Market Making                            Euro
                -------------------------------------------------
                     Duration           BPV          Market Value
                -------------------------------------------------
                     < 1 year            --                 --
                -------------------------------------------------
                     < 3 year           -20            105,124
                -------------------------------------------------
                     < 5 year             6            -17,378
                -------------------------------------------------
                     < 7 year            --                 --
                -------------------------------------------------
                    < 10 year            --                 --
                -------------------------------------------------
                     >10 year            --                 --
                -------------------------------------------------
                      Total             -14             87,746
                -------------------------------------------------

                -------------------------------------------------
                      Total           3,043         -9,744,760
                -------------------------------------------------

            Equity Price Risk

            Totta Group DCaR estimates at December 31, 2000 and our DCaR estimates at and for the year ended December 31, 2001 of equity price risk, broken down by trading activities, were as follows at and for the periods ended on the dates below:

            In thousands of Euro
                                          At                Year ended December 31, 2002
            -----------------------------------------------------------------------------------
                Portfolios        December 31, 2001    Average     High      Low     Period End
            -----------------------------------------------------------------------------------
              Equity Trading              26              47       211         0         72
            -----------------------------------------------------------------------------------
            Equity Mar. Making             1              10       217         0          4
            -----------------------------------------------------------------------------------
            Equity Proprietary            --              --        --        --         --
            -----------------------------------------------------------------------------------
                Investment               226             324       514       157        160
            -----------------------------------------------------------------------------------
            Equity Derivatives           227             270       712        36         43
            -----------------------------------------------------------------------------------
               Equity Total              321             436       780       181        181
            -----------------------------------------------------------------------------------

            Market value has been used for the calculation of the DcaR (expected losses due to changes in market prices). The market risk profiles, as measured by DCaR, for our trading activities for each business day are presented in the table below. As we can easily see by the analysis of the table below, the equity risk was slightly decreased during September and October but was kept between 0.3 and 0.6 over the year with a high in July.

                                     DCaR
                                   Equity Risk

                               Millions
                              of dollars
                              ----------
            30/Dec/2002           0.48
            27/Dec/2002           0.48
            23/Dec/2002           0.49
            20/Dec/2002           0.35
            19/Dec/2002           0.37
            18/Dec/2002           0.50
            17/Dec/2002           0.51
            16/Dec/2002           0.51
            13/Dec/2002           0.49
            12/Dec/2002           0.55
            11/Dec/2002           0.55
            10/Dec/2002           0.53
             9/Dec/2002           0.49
             6/Dec/2002           0.51
             5/Dec/2002           0.51
             4/Dec/2002           0.52
             3/Dec/2002           0.52
             2/Dec/2002           0.52
            29/Nov/2002           0.30
            28/Nov/2002           0.55
            27/Nov/2002           0.55
            26/Nov/2002           0.54
            25/Nov/2002           0.53
            22/Nov/2002           0.54
            21/Nov/2002           0.55
            20/Nov/2002           0.54
            19/Nov/2002           0.59
            18/Nov/2002           0.60
            15/Nov/2002           0.61
            14/Nov/2002           0.60
            13/Nov/2002           0.58
            12/Nov/2002           0.30
            11/Nov/2002           0.30
             8/Nov/2002           0.32
             7/Nov/2002           0.30
             6/Nov/2002           0.32
             5/Nov/2002           0.30
             4/Nov/2002           0.29
            31/Oct/2002           0.32
            30/Oct/2002           0.33
            29/Oct/2002           0.51
            28/Oct/2002           0.30
            25/Oct/2002           0.31
            24/Oct/2002           0.28
            23/Oct/2002           0.24
            22/Oct/2002           0.25
            21/Oct/2002           0.27
            18/Oct/2002           0.26
            17/Oct/2002           0.27
            16/Oct/2002           0.26
            15/Oct/2002           0.26
            14/Oct/2002           0.25
            11/Oct/2002           0.26
            10/Oct/2002           0.25
             9/Oct/2002           0.25
             8/Oct/2002           0.28
             7/Oct/2002           0.26
             4/Oct/2002           0.25
             3/Oct/2002           0.26
             2/Oct/2002           0.26
             1/Oct/2002           0.26
            30/Sep/2002           0.26
            27/Sep/2002           0.31
            26/Sep/2002           0.40
            25/Sep/2002           0.54
            24/Sep/2002           0.51
            23/Sep/2002           0.51
            20/Sep/2002           0.40
            19/Sep/2002           0.40
            18/Sep/2002           0.40
            17/Sep/2002           0.41
            16/Sep/2002           0.39
            13/Sep/2002           0.38
            12/Sep/2002           0.39
            11/Sep/2002           0.39
            10/Sep/2002           0.39
             6/Sep/2002           0.39
             5/Sep/2002           0.38
             4/Sep/2002           0.38
             3/Sep/2002           0.38
             2/Sep/2002           0.39
            30/Aug/2002           0.39
            29/Aug/2002           0.38
            28/Aug/2002           0.42
            27/Aug/2002           0.42
            26/Aug/2002           0.42
            23/Aug/2002           0.51
            22/Aug/2002           0.52
            21/Aug/2002           0.51
            20/Aug/2002           0.51
            19/Aug/2002           0.41
            16/Aug/2002           0.41
            15/Aug/2002           0.40
            14/Aug/2002           0.40
            13/Aug/2002           0.40
            12/Aug/2002           0.40
             9/Aug/2002           0.44
             8/Aug/2002           0.44
             7/Aug/2002           0.44
             6/Aug/2002           0.44
             5/Aug/2002           0.47
             2/Aug/2002           0.47
             1/Aug/2002           0.43
            31/Jul/2002           0.43
            30/Jul/2002           0.45
            29/Jul/2002           0.44
            26/Jul/2002           0.43
            25/Jul/2002           0.78
            24/Jul/2002           0.78
            23/Jul/2002           0.40
            22/Jul/2002           0.38
            19/Jul/2002           0.44
            17/Jul/2002           0.42
            16/Jul/2002           0.38
            15/Jul/2002           0.38
            12/Jul/2002           0.38
            11/Jul/2002           0.37
            10/Jul/2002           0.39
             9/Jul/2002           0.37
             8/Jul/2002           0.37
             5/Jul/2002           0.37
             4/Jul/2002           0.38
             3/Jul/2002           0.38
             2/Jul/2002           0.43
             1/Jul/2002           0.38
            28/Jun/2002           0.38
            27/Jun/2002           0.46
            26/Jun/2002           0.45
            25/Jun/2002           0.45
            24/Jun/2002           0.45
            21/Jun/2002           0.44
            19/Jun/2002           0.45
            18/Jun/2002           0.46
            17/Jun/2002           0.45
            14/Jun/2002           0.45
            13/Jun/2002           0.56
            12/Jun/2002           0.56
            11/Jun/2002           0.59
            10/Jun/2002           0.44
             7/Jun/2002           0.44
             6/Jun/2002           0.44
             5/Jun/2002           0.47
             4/Jun/2002           0.44
             3/Jun/2002           0.45
            31/May/2002           0.45
            29/May/2002           0.46
            28/May/2002           0.46
            27/May/2002           0.46
            24/May/2002           0.46
            23/May/2002           0.43
            22/May/2002           0.45
            21/May/2002           0.46
            20/May/2002           0.46
            17/May/2002           0.45
            16/May/2002           0.45
            15/May/2002           0.44
            14/May/2002           0.44
            13/May/2002           0.44
            10/May/2002           0.44
             9/May/2002           0.46
             8/May/2002           0.44
             7/May/2002           0.43
             6/May/2002           0.44
             3/May/2002           0.44
             2/May/2002           0.45
             1/May/2002           0.47
            30/Apr/2002           0.47
            29/Apr/2002           0.49
            26/Apr/2002           0.49
            25/Apr/2002           0.50
            24/Apr/2002           0.50
            23/Apr/2002           0.51
            22/Apr/2002           0.50
            19/Apr/2002           0.50
            18/Apr/2002           0.50
            17/Apr/2002           0.55
            16/Apr/2002           0.50
            15/Apr/2002           0.49
            12/Apr/2002           0.49
            11/Apr/2002           0.49
            10/Apr/2002           0.49
             9/Apr/2002           0.49
             8/Apr/2002           0.49
             5/Apr/2002           0.48
             4/Apr/2002           0.49
             3/Apr/2002           0.47
             2/Apr/2002           0.47
             1/Apr/2002           0.50
            29/Mar/2002           0.50
            28/Mar/2002           0.53
            27/Mar/2002           0.50
            26/Mar/2002           0.48
            25/Mar/2002           0.48
            22/Mar/2002           0.47
            21/Mar/2002           0.46
            20/Mar/2002           0.46
            19/Mar/2002           0.49
            18/Mar/2002           0.48
            15/Mar/2002           0.47
            14/Mar/2002           0.47
            13/Mar/2002           0.47
            12/Mar/2002           0.48
            11/Mar/2002           0.48
             8/Mar/2002           0.48
             7/Mar/2002           0.48
             6/Mar/2002           0.47
             5/Mar/2002           0.46
             4/Mar/2002           0.46
             1/Mar/2002           0.44
            28/Feb/2002           0.44
            27/Feb/2002           0.43
            26/Feb/2002           0.42
            25/Feb/2002           0.42
            22/Feb/2002           0.62
            21/Feb/2002           0.60
            20/Feb/2002           0.59
            19/Feb/2002           0.58
            18/Feb/2002           0.42
            15/Feb/2002           0.42
            14/Feb/2002           0.42
            13/Feb/2002           0.42
            12/Feb/2002           0.43
            11/Feb/2002           0.43
             8/Feb/2002           0.43
             7/Feb/2002           0.42
             6/Feb/2002           0.43
             5/Feb/2002           0.43
             4/Feb/2002           0.43
             1/Feb/2002           0.43
            31/Jan/2002           0.43
            30/Jan/2002           0.43
            29/Jan/2002           0.43
            28/Jan/2002           0.45
            25/Jan/2002           0.43
            24/Jan/2002           0.42
            23/Jan/2002           0.41
            22/Jan/2002           0.41
            21/Jan/2002           0.42
            18/Jan/2002           0.53
            17/Jan/2002           0.41
            16/Jan/2002           0.41
            15/Jan/2002           0.41
            14/Jan/2002           0.41
            11/Jan/2002           0.41
            10/Jan/2002           0.41
             9/Jan/2002           0.40
             8/Jan/2002           0.40
             7/Jan/2002           0.40
             4/Jan/2002           0.41
             3/Jan/2002           0.41
             2/Jan/2002           0.40

            Daily Revenues Distribution

            The table below shows the 2002 distribution of daily revenues (either positive or negative) generated by our trading activities in the equity markets, which includes trading revenue, commissions, and other source of trading-related revenue.

                              Daily P&L frequency
                                   Equity Risk

              Millions             Number
             of dollars            of days
             ----------            -------
            < -0.6                    1
            -0.6 to -0.5              1
            -0.5 to -0.4              0
            -0.4 to -0.3              1
            -0.3 to -0.2              7
            -0.2 to -0.1             67
            -0.1 to 0               108
            0 to 0.1                 11
            0.1 to 0.2                2
            0.2 to 0.3                0
            0.3 to 0.4                0
            0.4 to 0.5                0
            0.5 to 0.6                0
            0.6 to 0.7
            0.7 to 0.8
            0.8 to 0.9
            0.9 to 1
            1 to 1.1
            1.1 to 1.2
            > 1.2

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

            The table below shows the 2002 back-testing of the daily P&L generated by our trading activities, which includes trading revenue, commissions, and other sources of trading-related revenue. We are using a dirty P&L figures, which is the daily P&L including intra-day results, commissions and position changes. This is a limitation that explains the two P&L figures above the DCaR estimates.

                       Daily P/L Vs Dcar on previous day

FHINFORM       P&L Limpio       VaR 99.00%       VaR 95.00% STD
 1-Jan-02                      -0.661346761       -0.467608906
 2-Jan-02      0.294020409     -0.382872476       -0.270712114
 3-Jan-02      0.122757467     -0.392243289       -0.277337799
 4-Jan-02      0.023328684     -0.391665193       -0.276929054
 7-Jan-02      0.244148483     -0.372240134       -0.263194457
 8-Jan-02       0.31212407     -0.366717488        -0.25928964
 9-Jan-02     -0.062491839     -0.369483113        -0.26124509
10-Jan-02      0.347361721     -0.440457923       -0.311428224
11-Jan-02      0.334725262     -0.383461584       -0.271128646
14-Jan-02     -0.015589277     -0.375568252       -0.265547621
15-Jan-02      0.101585981     -0.433711347        -0.30665802
16-Jan-02      0.022942283     -0.427338576       -0.302152117
17-Jan-02     -0.033342681     -0.431678384       -0.305220603
18-Jan-02      0.082015509     -0.420418921       -0.297259537
21-Jan-02      0.133711913      -0.42347426       -0.299419831
22-Jan-02       0.05062348     -0.436389999       -0.308551976
23-Jan-02      -0.02696076     -0.432441193       -0.305759951
24-Jan-02     -0.051658109     -0.452151391       -0.319696156
25-Jan-02      0.125628513     -0.553774822       -0.391549568
28-Jan-02      0.189687461     -0.574755804       -0.406384288
29-Jan-02      0.060273151     -0.465254033       -0.328960452
30-Jan-02      0.089689857     -0.417364942       -0.295100204
31-Jan-02      0.244529805     -0.283059952       -0.200139114
 1-Feb-02       0.13008761     -0.417385393       -0.295114664
 4-Feb-02      0.152779262     -0.414114396       -0.292801887
 5-Feb-02      0.021958323     -0.408701748       -0.288974844
 6-Feb-02       0.15060826     -0.402735027       -0.284756041
 7-Feb-02      0.043921626     -0.396472769       -0.280328276
 8-Feb-02      0.056472274      -0.40034762       -0.283068012
11-Feb-02      0.156071993     -0.396848813       -0.280594161
12-Feb-02                      -0.374338633       -0.264678212
13-Feb-02     -0.087991941     -0.388812248       -0.274911863
14-Feb-02      0.000301357     -0.287048967       -0.202959569
15-Feb-02      0.105747074     -0.287017416        -0.20293726
18-Feb-02      0.089473487     -0.363744547       -0.257187605
19-Feb-02       0.18643937     -0.406551282       -0.287454345
20-Feb-02      0.026304677     -0.285638845       -0.201962534
21-Feb-02      0.027963243      -0.28638799       -0.202492221
22-Feb-02      0.077681017     -0.411069941       -0.290649289
25-Feb-02      0.039329963     -0.291154073       -0.205862107
26-Feb-02      0.068612822     -0.289222728       -0.204496539
27-Feb-02      0.243201725     -0.292960155       -0.207139107
28-Feb-02      0.554031411     -0.297246689       -0.210169925
 1-Mar-02      0.036711572     -0.299586973       -0.211824636
 4-Mar-02      0.076353016     -0.298142289       -0.210803164
 5-Mar-02     -0.031082421     -0.291901822       -0.206390807
 6-Mar-02     -0.036747492     -0.292619039       -0.206897919
 7-Mar-02      0.053900456     -0.298546564       -0.211089009
 8-Mar-02      0.092148388     -0.299935287       -0.212070913
11-Mar-02      0.043858996     -0.297318364       -0.210220603
12-Mar-02      0.183373959     -0.293796937       -0.207730758
13-Mar-02      0.100324654     -0.292255146       -0.206640627
14-Mar-02      0.029879664     -0.288263741       -0.203818482
15-Mar-02      0.268699367     -0.287937292       -0.203587664
18-Mar-02      0.148768976     -0.418751515       -0.296080588
19-Mar-02      0.064598392     -0.432555311       -0.305840638
20-Mar-02       0.08001482     -0.409786411       -0.289741761
21-Mar-02      0.094518837     -0.464959953       -0.328752521
22-Mar-02      0.032214631     -0.410730054       -0.290408969
25-Mar-02      0.027726255     -0.487852057        -0.34493851
26-Mar-02      0.085763043     -0.517146256       -0.365651137
27-Mar-02       0.09929888     -0.522762148       -0.369621885
28-Mar-02     -0.352686885     -0.540953619       -0.382484266
 2-Apr-02      0.154308836     -0.499472348       -0.353154702
 3-Apr-02      0.102922638     -0.666091747       -0.470963875
 4-Apr-02      0.187773834     -0.671098555       -0.474503966
 5-Apr-02      0.107068843      -0.65597545       -0.463811091
 8-Apr-02       0.12140603     -0.633874735       -0.448184657
 9-Apr-02      0.044313394     -1.256926755       -0.888717054
10-Apr-02      0.001220822     -1.362020077       -0.963023872
11-Apr-02      0.122025171     -0.603968223       -0.427039091
12-Apr-02      0.254296034     -0.599797704       -0.424090303
15-Apr-02      0.158333836     -0.601810932       -0.425513767
16-Apr-02     -0.011555585     -0.445534717         -0.3150178
17-Apr-02     -0.040871799     -0.531504156        -0.37580297
18-Apr-02                      -0.480405995       -0.339673731
19-Apr-02      0.016934855      -0.48898251       -0.345737803
22-Apr-02      0.341306453     -0.484218147       -0.342369134
23-Apr-02      0.027401096     -0.490243223       -0.346629198
24-Apr-02      0.115574133     -0.461274321       -0.326146575
25-Apr-02                      -0.461274321       -0.326146575
26-Apr-02      0.147449385     -0.449803219       -0.318035868
29-Apr-02      0.188788044     -0.453162579       -0.320411122
30-Apr-02      0.146277109      -0.43241605       -0.305742173
 1-May-02                       -0.43241605       -0.305742173
 2-May-02                      -0.409564989       -0.289585204
 3-May-02                      -0.405820948       -0.286937959
 6-May-02       0.03184845     -0.404708006       -0.286151047
 7-May-02      0.063627198     -0.436326248         -0.3085069
 8-May-02      0.283545092     -0.439759855       -0.310934652
 9-May-02      1.145538707     -0.484688958       -0.342702024
10-May-02      0.068311261     -0.429290905       -0.303532522
13-May-02                      -0.429877061       -0.303946967
14-May-02       0.03936329     -0.434000047       -0.306862147
15-May-02      0.019785906     -0.431565159       -0.305140546
16-May-02      0.190108146     -0.437259784       -0.309166963
17-May-02      0.023117637      -0.43286055        -0.30605646
20-May-02      0.109192737     -0.452702379       -0.320085735
21-May-02      0.107507637     -0.435516227       -0.307934171
22-May-02       0.06534523     -0.428260559        -0.30280401
23-May-02      0.084329226     -0.407079192       -0.287827607
24-May-02       0.00256457     -0.424015713       -0.299802669
27-May-02     -0.035306446      -0.42703568       -0.301937953
28-May-02     -0.028444094     -0.430323639       -0.304262723
29-May-02      0.104538894     -0.436666895       -0.308747757
31-May-02      0.004285942     -0.424103113       -0.299864465
 3-Jun-02      0.128832337     -0.422902242       -0.299015383
 4-Jun-02      0.095591051      -0.41922372       -0.296414463
 5-Jun-02      -0.01048708     -0.445369473       -0.314900963
 6-Jun-02      0.058161519      -0.41790019       -0.295478654
 7-Jun-02     -0.005965378     -0.414148823       -0.292826229
10-Jun-02      -0.07094223     -0.414139132       -0.292819377
11-Jun-02      0.130561512     -0.559986644       -0.395941671
12-Jun-02      0.193607234     -0.529196966       -0.374171658
13-Jun-02      0.006496082     -0.533105858       -0.376935462
14-Jun-02      0.241393978     -0.433460472       -0.306480638
17-Jun-02     -0.012322627     -0.427148442       -0.302017682
18-Jun-02      0.113128244     -0.434656007       -0.307325947
19-Jun-02       0.03191407     -0.431187295       -0.304873375
20-Jun-02     -0.008852118     -0.051598475       -0.036482989
21-Jun-02      0.014225272     -0.431777631       -0.305290776
24-Jun-02       0.01229696     -0.443260652       -0.313409909
25-Jun-02      0.186026612     -0.439078727       -0.310453056
26-Jun-02      0.226136755     -0.450738839       -0.318697403
27-Jun-02      0.041887546     -0.452524563        -0.31996001
28-Jun-02      0.083649425     -0.384489607       -0.271855515
 1-Jul-02      0.058961222     -0.376610819       -0.266284775
 2-Jul-02      0.078188881     -0.429342794       -0.303569211
 3-Jul-02      0.053792076     -0.376012254       -0.265861556
 4-Jul-02     -0.016279732     -0.371724176       -0.262829646
 5-Jul-02      0.110777908     -0.363353534       -0.256911137
 8-Jul-02      0.018714047     -0.368118069       -0.260279928
 9-Jul-02      0.309480404     -0.373053763       -0.263769738
10-Jul-02      0.017539883     -0.389339459        -0.27528463
11-Jul-02      0.050463071     -0.372131403       -0.263117578
12-Jul-02      0.018036399      -0.37944462       -0.268288429
15-Jul-02      0.090843221     -0.382291279       -0.270301176
16-Jul-02      0.213754578     -0.391801334       -0.277025312
17-Jul-02      0.076763198     -0.429888085       -0.303954761
19-Jul-02      -0.00041775     -0.450937269       -0.318837705
22-Jul-02      0.003576363     -0.383155158       -0.270911986
23-Jul-02      0.458059388     -0.400357392       -0.283074921
24-Jul-02     -0.082910487     -0.778606639       -0.550518155
25-Jul-02     -0.099691658     -0.779173378       -0.550918871
26-Jul-02       0.12189139     -0.435473726        -0.30790412
29-Jul-02        0.0648848       -0.4455434       -0.315023939
30-Jul-02      0.059708263     -0.447761828       -0.316592491
31-Jul-02     -0.032282338     -0.428310127       -0.302839058
 1-Aug-02      1.003382465     -0.427191131       -0.302047866
 2-Aug-02      0.078924487     -0.472644913       -0.334186215
 5-Aug-02      0.186637467     -0.467069871        -0.33024435
 6-Aug-02     -0.073925584     -0.423212026       -0.299234417
 7-Aug-02      0.159269364      -0.42456129       -0.300188422
 8-Aug-02      0.148668689     -0.424152047       -0.299899064
 9-Aug-02      0.147760408     -0.429053994       -0.303365013
12-Aug-02      0.211419596     -0.389212268       -0.275194699
13-Aug-02     -0.011562541     -0.397014196       -0.280711096
14-Aug-02      0.150642496     -0.397556457       -0.281094505
15-Aug-02      0.060894518     -0.411341046       -0.290840975
16-Aug-02      0.010256831     -0.414616025       -0.293156567
19-Aug-02      0.094763996     -0.416321008       -0.294362084
20-Aug-02      0.028326762     -0.505362278        -0.35731921
21-Aug-02     -0.018722047     -0.510154778       -0.360707774
22-Aug-02      0.084285611     -0.519832994        -0.36755081
23-Aug-02      0.223070332     -0.521408334       -0.368664663
26-Aug-02     -0.003616974     -0.448787767       -0.317317887
27-Aug-02      0.181418141     -0.447892283        -0.31668473
28-Aug-02      0.090883453     -0.443065908       -0.313272215
29-Aug-02      0.323827785     -0.393741324       -0.278396993
30-Aug-02      0.184109605     -0.487240777       -0.344506302
 2-Sep-02     -0.064499245     -0.427793796       -0.302473983
 3-Sep-02      0.088537738     -0.424950872       -0.300463878
 4-Sep-02       0.08681526     -0.396990846       -0.280694586
 5-Sep-02     -0.113056261     -0.395857801        -0.27989346
 6-Sep-02      0.227474581     -0.470428948       -0.332619405
 9-Sep-02      0.118824791     -0.460595753       -0.325666789
10-Sep-02      0.085807438     -0.489815246       -0.346326595
11-Sep-02      0.137225432     -0.491536385       -0.347543535
12-Sep-02     -0.423773681     -0.492617609        -0.34830802
13-Sep-02     -0.037268683     -0.474840688        -0.33573875
16-Sep-02     -0.077419292     -0.488140279       -0.345142299
17-Sep-02      0.194149873     -0.501456658       -0.354557719
18-Sep-02      0.148447951     -0.515735757       -0.364653836
19-Sep-02     -0.082337021     -0.555175334       -0.392539808
20-Sep-02      0.305977443     -0.586098816       -0.414404428
23-Sep-02     -0.084179579     -0.738180578       -0.521934684
24-Sep-02      0.292169217     -0.694463449       -0.491024244
25-Sep-02      1.270446635     -0.709634578       -0.501751076
26-Sep-02      0.027039661     -0.484235159       -0.342381163
27-Sep-02      0.093497973     -0.410644851       -0.290348726
30-Sep-02     -0.074490155     -0.413983683       -0.292709466
 1-Oct-02      0.261259687     -0.636896433       -0.450321166
 2-Oct-02      0.113413317     -0.515580198       -0.364543847
 3-Oct-02     -0.042869448     -0.513647206       -0.363177114
 4-Oct-02      0.344380073     -0.496079841       -0.350756011
 7-Oct-02      0.007276911     -0.419222305       -0.296413463
 8-Oct-02      0.310805284     -0.432037286       -0.305474366
 9-Oct-02      0.149251214     -0.416897144       -0.294769444
10-Oct-02      0.011507125     -0.476463293       -0.336886022
11-Oct-02      0.277067519     -0.476536268       -0.336937619
14-Oct-02     -0.029278388     -0.470222773       -0.332473628
15-Oct-02      0.317008992     -0.406806326       -0.287634676
16-Oct-02       -0.0091048     -0.350263755       -0.247655937
17-Oct-02      0.017445605      -0.39925456       -0.282295158
18-Oct-02     -0.042960632     -0.396163009       -0.280109259
21-Oct-02       0.12093393     -0.354800819       -0.250863893
22-Oct-02     -0.023968125      -0.35712063       -0.252504128
23-Oct-02       0.09851905     -0.339886756       -0.240318821
24-Oct-02      0.283881251     -0.350449542       -0.247787298
25-Oct-02      0.412321372     -0.365273485       -0.258268649
28-Oct-02      0.284679501     -0.367423945       -0.259789144
29-Oct-02     -0.014943227     -0.529896986       -0.374666611
30-Oct-02      0.153870657     -0.397216486       -0.280854126
31-Oct-02       0.09378843     -0.393479332        -0.27821175
 1-Nov-02                      -0.393479332        -0.27821175
 4-Nov-02      0.234585694     -0.374956784        -0.26511528
 5-Nov-02      0.141858808     -0.386454252       -0.273244628
 6-Nov-02      0.097766455     -0.398244983       -0.281581331
 7-Nov-02      0.082105423     -0.417092156       -0.294907329
 8-Nov-02     -0.005066325     -0.409730666       -0.289702346
11-Nov-02      0.055912886     -0.379565566       -0.268373945
12-Nov-02      0.216804167     -0.410458426       -0.290216913
13-Nov-02      0.027571497     -0.673924812       -0.476502287
14-Nov-02      0.341883157     -0.685338359       -0.484572299
15-Nov-02       0.10042364      -0.71972855       -0.508888075
18-Nov-02      0.096469329      -0.68615382       -0.485148875
19-Nov-02      0.155647002     -0.697119955       -0.492902542
20-Nov-02       0.22749378     -0.639607772       -0.452238233
21-Nov-02     -0.023249187     -0.678430994       -0.479688408
22-Nov-02       0.02160147     -0.651560374       -0.460689387
25-Nov-02      -0.02866768      -0.61994304       -0.438334175
26-Nov-02      0.033301655     -0.608330891        -0.43012374
27-Nov-02      0.226748566     -0.632077286       -0.446913761
28-Nov-02     -0.113137846     -0.619972545       -0.438355036
29-Nov-02      0.384810509     -0.445935519       -0.315301189
 2-Dec-02       0.09274799     -0.773501477       -0.546908522
 3-Dec-02      0.101829988     -0.848128965       -0.599674303
 4-Dec-02      0.048766751     -0.792485507       -0.560331286
 5-Dec-02      0.017969514     -0.822796848       -0.581763088
 6-Dec-02     -0.026240505     -0.822909003       -0.581842388
 9-Dec-02     -0.065926503     -0.822289308       -0.581404229
10-Dec-02     -0.090723503     -0.947526494       -0.669953878
11-Dec-02      0.082615535     -1.080596372       -0.764041676
12-Dec-02      0.197263852     -1.023488139       -0.723662982
13-Dec-02      0.079532259     -1.059773738       -0.749318916
16-Dec-02     -0.018342908     -1.060869585       -0.750093742
17-Dec-02      0.151909172     -1.247894121        -0.88233048
18-Dec-02      0.020706642     -1.219309443       -0.862119524
19-Dec-02     -0.102477348     -1.172786854       -0.829225469
20-Dec-02     -0.062331758      -1.17623738       -0.831665182
23-Dec-02     -0.078129204     -1.232030379       -0.871113933
27-Dec-02      -0.04577613     -1.300330253       -0.919405738
30-Dec-02      0.098727976     -1.308821536       -0.925409547
31-Dec-02      0.048510368     -1.231802539       -0.870952837

            Euro-denominated Assets and Liabilities

            The following table shows our interest-earning assets and interest-bearing liabilities denominated in Euro at December 31, 2002 and do not reflect positions at other times.

                                                                     More               Total in
                                        Up to 1    1 - 3    3 - 5   than 5      Not     thousand
        EURO                              year     years    years    years   Sensitive   of EUR)
        ----                              ----     -----    -----    -----   ---------   -------
Interest-Earning Assets
        Money market                      1,355       21        0        3       493     1,873
        Loans and discounts              18,450    1,135      953       92       249    20,878
        Security portfolio                  604       17       24      139       122       906
        Other assets                          0        0        0        0     2,198     2,198
Total Euro-denominated
        Interest-earning assets          20,409    1,173      978      234     3,062    25,855
Interest-Bearing Liabilities
        Money market                      4,403        3        0        0       142     4,548
        Customer deposits                11,340    1,486    1,482      778       239    15,325
        Debt securities                     461       18       36        0        70       585
        Capital and other liabilities         0        0        0        0     2,765     2,765
Total Euro-denominated
        interest-bearing liabilities     16,203    1,507    1,518      778     3,216    23,223
        Asset/liability gap               4,205     -334     -541     -544      -154     2,632
        Off balance sheet items          -3,331      786        1      -87         0    -2,632
Total gap                                   874      451     -539     -631      -154         1
Cumulative sensitivity gap                  874    1,325      786      154         1         1

            Dollar-denominated Assets and Liabilities

            The following table shows our interest earning assets and interest-bearing liabilities denominated in dollars (but not in other currencies) at December 31, 2002 and does not reflect positions at other times.

                                                                                            Total
                                                                        More                 (in
                                         Up to 1     1 - 3     3 - 5    than 5     Not     Thousand
        Dollar                             year      years     years    years   Sensitive   of US$)
        ------                             ----      -----     -----    -----   ---------   -------
Interest-Earning Assets
        Money market                        438         0         0         0       179        618
        Loans and discounts                 444         2         3         0         0        448
        Security portfolio                    7         0         0         0         0          7
        Other assets                          0         0         0         0        51         51
Total Dollar-denominated
        Interest-earning assets             889         2         3         0       231      1,124
Interest-Bearing Liabilities
        Money market                      2,317         0         0         0        26      2,343
        Customer deposits                   855        87        59        66         5      1,071
        Debt securities                     262         0         0         0         0        262
        Capital and other liabilities         0         0         0         0        81         81
Total Dollar-denominated
        Interest-bearing liabilities      3,434        87        59        66       111      3,757
        Asset/liability gap              -2,545       -85       -56       -66       120     -2,633
        Off balance sheet items           2,643         0         0       -11         0      2,632
Total gap                                    97       -85       -56       -77       120         -1
Cumulative sensitivity gap                   97        12       -44      -121        -1         -1

PART III

ITEM 19. Exhibits

Exhibit Number          Description of Exhibit
32.1                    Section 906 Certification of Principal Executive Officer
32.2                    Section 906 Certification of Principal Financial Officer

                                   SIGNATURES

            The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Amendment No. 1 to the annual report on its behalf.

                                                      BANCO TOTTA & ACORES, S.A.

                                           By:  /S/ Maria do Rosario Bettencourt
                                                --------------------------------
                                           Name:  Maria do Rosario Bettencourt
                                           Title: Vice-President

Dated: July 22, 2003

                                 CERTIFICATIONS

I, Antonio Mota de Sousa Horta Osorio, certify that:

      1. I have reviewed this Amendment No.1 to the annual report on Form 20-F of Banco Totta & Acores, S.A.

      2. Based on my knowledge, this Amendment No.1 to the annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Amendment No.1 to the annual report;

      3. Based on my knowledge, the financial statements, and other financial information included in this Amendment No.1 to the annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of~, and for, the periods presented in this Amendment No.1 to the annual report;

      4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and lSd-14) for the registrant and have:

            a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this Amendment No.1 to the annual report is being prepared;

            b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this Amendment No.1 to the annual report (the "Evaluation Date"); and

            c. presented in the annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

      5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

            a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

            b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

      6. The registrant's other certifying officers and I have indicated in the annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: July 22, 2003

                                       By: /S/ Antonio Horta Osorio
                                           -------------------------------------
                                       Name:  Antonio Mota de Sousa Horta Osorio
                                       Title: Chief Executive Officer

I, Miguel de Campos Pereira de Braganca, certify that:

      1. 1 have reviewed this Amendment No.1 to the annual report on Form 20-F of Banco Totta & Acores, S.A.

      2. Based on my knowledge, this Amendment No.1 to the annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

      3. Based on my knowledge, the financial statements, and other financial information included in this Amendment No.1 to the annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this Amendment No.1 to the annual report;

      4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

            a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this Amendment No.1 to the annual report is being prepared;

            b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this Amendment No.1 to the annual report (the "Evaluation Date"); and

            c. presented in the annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

      5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

            a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

            b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

      6. The registrant's other certifying officers and I have indicated in the annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: July 22, 2003

                                     By: /S/ Miguel de Braganca
                                         ---------------------------------------
                                     Name:  Miguel de Campos Pereira de Braganca
                                     Title: Chief Financial Officer

                                INDEX TO EXHIBITS                   Sequentially
                                                                    Numbered
Number                             Description                      Page
------                             -----------                      ----

32.1    Section 906 Certification of Principal Executive Officer        23

32.2    Section 906 Certification of Principal Financial Officer        24